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INDEX TO FINANCIAL STATEMENTS

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

As submitted confidentially with the Securities and Exchange Commission on October 1, 2020
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SOUTHEASTERN GROCERS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	5411 (Primary Standard Industrial Classification Code Number)	27-1845190 (I.R.S. Employer Identification Number)

8928 Prominence Parkway #200
Jacksonville, Florida 32256
(904) 783-5000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

M. Sandlin Grimm
Chief Legal Officer
8928 Prominence Parkway #200
Jacksonville, Florida 32256
(904) 783-5000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	Marc D. Jaffe, Esq. Stelios G. Saffos, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1894 (Phone) (212) 751-4864 (Fax)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

                   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

                   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                   Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☐

                   If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common stock, $0.001 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.

(2)
Includes shares of common stock that may be issuable upon exercise of an option to purchase additional shares granted to the underwriters. See "Underwriting."

                   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                 , 2020

PROSPECTUS

Shares

Southeastern Grocers, Inc.

Common Stock

              This is an initial public offering of shares of common stock of Southeastern Grocers, Inc. (the "Company"). The selling stockholders named in this prospectus are offering shares of our common stock. We will not be selling any shares in this offering and will not receive any proceeds from the sale of our common stock by the selling stockholders.

              Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to apply to have our common stock listed on the New York Stock Exchange ("NYSE") under the symbol "SEGR."

              Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 17 to read about factors you should consider before buying shares of our common stock.

              Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$
(1)
See "Underwriting" for additional information regarding total underwriting discounts and commission and estimated offering expenses.

              To the extent that the underwriters sell more than                        shares of common stock, the underwriters have an option to purchase up to an additional                                    shares of common stock from the selling stockholders at the initial public offering price less the underwriting discounts and commissions, for 30 days after the date of this prospectus. We will not receive any proceeds from the sale of our common stock by the selling stockholders pursuant to any exercise of the underwriters' option to purchase additional shares.

              The underwriters expect to deliver the shares to investors against payment in New York, New York on or about                                    , 2020.

BofA Securities	Goldman Sachs & Co. LLC

The date of this prospectus is                        , 2020.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

              Through and including                        , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

              Neither we, the selling stockholders nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholders nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters (or any of our or their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any free-writing prospectus is only accurate as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Trademarks and Trade Names

              We and our subsidiaries own or have the rights to various trademarks, trade names, service marks and copyrights, including the following: Winn-Dixie, Harveys, Fresco y Más, BI-LO, Chek, SE Grocers and Prestige. Solely for convenience, the trademarks, trade names, service marks and copyrights

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FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

referred to herein are listed without the ©, ® and ™ symbols, but such references are not intended to indicate, in any way, that we, or the applicable owner, will not assert, to the fullest extent under applicable law, our or their, as applicable, rights to these trademarks, trade names, service marks and copyrights. Other trademarks, trade names, service marks or copyrights appearing in this prospectus are the property of their respective owners.

Market and Industry Information

              Unless otherwise indicated, market data and industry information used throughout this prospectus is based on management's knowledge of the industry and the good faith estimates of management. We also relied, to the extent available, upon management's review of independent industry surveys and publications, other publicly available information prepared by a number of sources, including IRI Worldwide industry data, Moody's Analytics and U.S. Census Bureau. All of the market data and industry information used in this prospectus involves a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. Although we believe that these sources are reliable, neither we, the selling stockholders nor the underwriters can guarantee the accuracy or completeness of this information and neither we, the selling stockholders nor the underwriters have independently verified this information. While we believe the estimated market position, market opportunity and market size information included in this prospectus is generally reliable, such information, which is derived in part from management's estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

Basis of Presentation

              We report our year-end financial position, results of operations and cash flows on the last Wednesday in December. The last five fiscal years consisted of the 52-week periods ended December 25, 2019 ("fiscal year 2019"), the 30 weeks ended December 26, 2018 and the 22 weeks ended May 30, 2018 (combined, "fiscal year 2018"), December 27, 2017 ("fiscal year 2017"), December 28, 2016 ("fiscal year 2016") and December 30, 2015 ("fiscal year 2015"). The first quarter of each fiscal year includes 16 weeks while the remaining quarters include 12 weeks each quarter.

              We completed our reorganization on May 31, 2018, and elected to apply fresh start accounting effective May 30, 2018, to coincide with the timing of a normal weekly close. Therefore, the historical consolidated financial data is presented in this prospectus on a Predecessor and Successor basis. The events between May 30, 2018 and May 31, 2018 were evaluated and management concluded that the use of an accounting convenience date did not have a material impact on our results of operations or financial position. References to "Successor" relate to our results of operations and financial position subsequent to May 30, 2018, the day prior to our emergence from bankruptcy. References to "Predecessor" relate to our results of operations and financial position prior to, and including, May 30, 2018. Our historical consolidated financial results as of and for periods ending after May 30, 2018 may not be comparable to our historical consolidated financial results as of and for periods ending on or before May 30, 2018. See "Prospectus Summary—Reorganization."

Non-GAAP Financial Measures

              As used in this prospectus, (i) "Adjusted EBITDA" is defined as generally accepted accounting principles ("GAAP") net income before interest expense, income taxes, and depreciation and amortization ("EBITDA"), adjusted for loss (gain) on sale or disposition of assets; expenses associated

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

with the closing or disposition of stores; impairment expense; franchise taxes; expenses (income) in connection with the Reorganization (as defined below), business optimization and other strategic initiatives, primarily consisting of professional and consulting fees related to a review of our pricing and promotional strategy, cost savings initiatives, as well as activities relating to the Planned Dispositions and public company preparation costs; incremental costs attributable to opening, remodeling or converting a store; (gain) loss from natural disasters, net of insurance recoveries; share-based compensation expense; fresh start accounting adjustments; fees and expense reimbursement to LSF Southeastern Grocery Holdings LLC; and board of directors fees, (ii) "Net Sales Adjusted for the Planned Dispositions" is defined as net sales less the net sales of the stores to be sold in connection with the Planned Dispositions (as defined below) or closed in the normal course since the beginning of fiscal year 2019, (iii) "Total Debt" is defined as the sum of long-term debt (including the current portion thereof), unamortized debt issuance costs, unamortized debt discount (premium) and finance/capital lease obligations (including the current portion thereof) and other financing obligations for fiscal year 2015 through fiscal year 2018, (iv) "Total Net Debt" is defined as Total Debt less cash, and (v) Net Debt Leverage is defined as Total Net Debt divided by Adjusted EBITDA.

              Adjusted EBITDA, Net Sales Adjusted for the Planned Dispositions, Total Debt, Total Net Debt and Net Debt Leverage (collectively, the "Non-GAAP Measures") are performance measures that provide supplemental information. We believe that these supplemental Non-GAAP Measures provide management and other users with additional meaningful financial information that should be considered when assessing our ongoing performance. Our management regularly uses our supplemental Non-GAAP Measures internally to understand, manage and evaluate our business and make operating decisions. These Non-GAAP Measures are among the factors management uses in planning for and forecasting future periods. In addition, the instruments governing our indebtedness use Adjusted EBITDA (with additional adjustments) to measure our compliance with covenants such as interest coverage and debt incurrence. Non-GAAP Measures should be viewed in addition to, and not as an alternative to, our reported results prepared in accordance with GAAP. For a reconciliation of these Non-GAAP Measures to the most directly comparable GAAP financial measures, see "Prospectus Summary—Summary Historical Consolidated Financial and Other Data."

              Non-GAAP Measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our operating results or cash flows as reported under GAAP. The primary material limitations associated with the use of Non-GAAP Measures include the following: (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they may exclude financial information and events, such as the effects of fresh start accounting adjustments and expenses in connection with the Reorganization, business optimization, and other strategic initiatives, that some may consider important in evaluating our performance, value or prospects for the future, (iii) they may exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all unusual or non-recurring items, which could increase or decrease these measures, which investors may consider to be unrelated to our long-term operations. These Non-GAAP measures are not, and should not be viewed as, substitutes for their U.S. GAAP equivalents. We encourage investors to review our consolidated financial statements in their entirety and caution investors to use U.S. GAAP measures as the primary means of evaluating our performance, value and prospects for the future, and Non-GAAP Measures for supplemental purposes.

Comparable Store Sales

              As used in this prospectus, the term "comparable store sales growth" refers to the percentage change in our comparable store sales as compared to the prior comparable period. We define comparable store sales as sales from all stores that have been operated by us and open for at least a full year, including stores that we remodeled, enlarged or relocated during the period, and excluding

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

stores that opened or closed during the period. Remodeled stores include banner conversions. This definition may differ from the methods that other retailers use to calculate comparable store sales. In this prospectus, when we give quarterly comparable store sales, we adjust such sales for the estimated impact of the timing of Easter.

Explanatory Notes

Planned Dispositions

              On May 29, 2020, we entered into an agreement (the "Food Lion Store Sales Agreement") to sell 62 stores (comprised of 46 BI-LO stores and 16 Harveys stores) to Food Lion, LLC. We also entered into an agreement with Ahold Delhaize USA Distribution, LLC ("Ahold Delhaize") to transition our distribution center located in Mauldin, South Carolina to Ahold Delhaize. Under the terms of these agreements, we will sell substantially all of the store-related assets (including the owned and leased real property), exclusive of certain assets including inventory and pharmacy prescription files. The sale transaction is expected to close during the first quarter of fiscal year 2021, subject to regulatory approvals and other customary closing conditions.

              Also in May 2020, we entered into agreements to sell the pharmacy prescription files for 58 of the in-store pharmacies that we operate, included in the dispositions mentioned in the above and below paragraphs, to CVS and Walgreens, which sales closed in the late part of the second quarter of fiscal year 2020.

              In addition, in June 2020, we announced our intention to sell an additional 63 stores, comprised of 61 BI-LO stores and two Harveys stores, in North Carolina, South Carolina and Georgia by the end of first half of fiscal year 2021. In September 2020, we announced an agreement to sell 23 of the 63 stores in South Carolina and Georgia to Alex Lee, Inc. and its affiliates Floco Foods, Inc. and Lowes Foods, LLC (together, "Alex Lee"), under which Alex Lee will purchase 20 stores and Brunson and Triplett Enterprises LLC ("B&T Foods") will purchase three stores pursuant to a right of assignment held by Alex Lee. After these dispositions, we will no longer operate stores under the BI-LO banner.

              In this prospectus we refer to these dispositions collectively as the "Planned Dispositions." Unless otherwise stated, historical financial data provided in this prospectus does not give effect to the Planned Dispositions. Unless otherwise stated, or the context otherwise requires, descriptions of our business and operational data provided in this prospectus give effect to the Planned Dispositions.

Reorganization

              On March 27, 2018, Southeastern Grocers, LLC and 26 of its subsidiaries filed voluntary petitions for reorganization under chapter 11 of the federal bankruptcy laws ("Chapter 11") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") pursuant to a prepackaged plan of reorganization. On May 30, 2018, we converted from a limited liability company to a corporation. As a result, all of our membership interests were canceled and new equity interests were issued in the form of common stock. We emerged from bankruptcy on May 31, 2018 (the "Emergence Date"). We refer to this reorganization as the "Reorganization" in this prospectus. Although we emerged from bankruptcy on May 31, 2018, we elected to apply fresh start accounting effective May 30, 2018, to coincide with the timing of a normal weekly close. The events between May 30, 2018 and May 31, 2018 were evaluated and management concluded that the use of an accounting convenience date did not have a material impact on our results of operations or financial position. In addition, on the Emergence Date, we entered into (i) an ABL credit agreement, among BI-LO Holding, LLC, BI-LO, LLC, the lenders party thereto, Suntrust Bank, as administrative agent, Joint FILO Lead Arrangers and Joint FILO Bookrunners, Joint Tranche A Lead Arrangers and Joint Tranche A Bookrunners and Documentation Agents (the "ABL Credit Agreement"), which includes both a

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

$550 million revolving credit facility (the "Revolving Credit Facility") and a $50 million first-in, last out facility (the "FILO Facility") and (ii) a term loan credit agreement, among BI-LO Holding, LLC, BI-LO, LLC, the lenders party thereto, Suntrust Bank, as administrative agent, and Joint Lead Arrangers and Joint Bookrunners (the "Term Loan Agreement"), governing our $475 million term loan (the "Term Loan"). Subsequent to July 8, 2020, we repaid $23.8 million on the Term Loan including $22.9 million repurchased on the open market and $0.9 million of scheduled amortization. In addition, we repaid in full and terminated the FILO Facility on August 6, 2020, including $30.1 million through an optional prepayment.

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FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

PROSPECTUS SUMMARY

              This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. You should also consider the matters described under the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case included elsewhere in this prospectus. Unless otherwise stated, the terms "Southeastern Grocers," "SEG," the "Company," "we," "us" and "our" refer to Southeastern Grocers, Inc. and its consolidated subsidiaries. Unless otherwise stated, historical financial data provided in this prospectus does not give effect to the Planned Dispositions. Unless otherwise stated, or the context otherwise requires, descriptions of our business and operational data provided in this prospectus give effect to the Planned Dispositions.

 Company Overview

              We are a leading regional food retailer based on revenue and number of stores we operate with a long-standing history in the Southeastern United States, serving highly attractive markets throughout Florida, Georgia, Alabama, Louisiana and Mississippi. We operate 420 stores under the "Winn-Dixie," "Harveys" and "Fresco y Más" supermarket banners. We believe we are the sixth largest conventional supermarket operator in the United States and the second largest conventional supermarket operator in the five states in which we operate, respectively, based on aggregate number of stores we operate. According to IRI Worldwide industry data, we maintain the #2 market share position by revenue among conventional supermarkets within the six major markets in which we compete in the five states in which we operate. Additionally, we operate 140 liquor stores, 231 in-store pharmacies and one centralized specialty pharmacy, which supplement our product assortment and drive incremental sales.

              We operate our business as a single unit with a single management team, but execute our go-to-market strategy through three well-positioned banners with differentiated strengths and distinct heritages. Over our more than 95+ year history, we have established a difficult to replicate network of attractive, well-maintained stores, which are often located in high-traffic areas in close proximity to densely populated residential neighborhoods. We strive to build a strong connection with our customers and differentiate ourselves from our competitors by providing a compelling shopping experience that combines a full-service, one-stop shop, emphasizing high-quality, fresh and locally tailored offerings, with excellent customer service and competitive prices. While our stores account for the vast majority of our sales today, we also utilize third-party partners to provide eCommerce shopping—allowing us to serve our customers when, where and how they choose to shop. In addition, our sophisticated loyalty program currently covers more than seven million active customers who generated more than 85% (excluding pharmacy sales) of our net sales and approximately 75% of all transactions in fiscal 2019, which we believe gives us an advantage against our competitors who do not have established loyalty programs and customer specific shopping data. Our loyalty program provides us with a deep understanding of our customer base and enables us to offer a compelling, connected personalization experience in order to increase connectivity and capture a larger share of wallet.

              We believe the impact of the novel coronavirus ("COVID-19") global pandemic has enabled us to solidify our competitive positioning, enhance our value proposition and connect us more closely with our customers. Our focus has remained on providing a safe environment for our customers and our approximately 36,000 associates, while also maintaining adequate in-stock positions throughout our stores in order to service what we believe is an increased customer preference for full service, one-stop shop grocery trips. As a result, we have experienced a significant increase in sales over multiple months since the COVID-19 pandemic began to impact the markets we serve, which has provided us incremental cash flow to accelerate our in-store and digital investments, customer connectivity

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

initiatives and further deleveraging. For the March through July 2020 period (with June and July giving effect for the Planned Dispositions), our median comparable store sales growth was 26%. Importantly, we are incredibly proud of the performance of our associates who have consistently demonstrated strong dedication to safely support their teammates, customers and communities.

              In fiscal 2019, without giving effect to the Planned Dispositions, we generated net sales of $8.3 billion, net loss of $116.2 million and Adjusted EBITDA of $292.5 million, and for the 28 weeks ended July 8, 2020 we generated net sales of $5.3 billion, net income of $205.7 million and Adjusted EBITDA of $363.6 million. As adjusted for the Planned Dispositions, we generated over $6.7 billion of net sales, or Net Sales Adjusted for the Planned Dispositions, in fiscal 2019 and $4.3 billion of Net Sales Adjusted for the Planned Dispositions for the 28 weeks ended July 8, 2020. See "—Summary Historical Consolidated Financial and Other Data" for more information regarding Adjusted EBITDA and Net Sales Adjusted for the Planned Dispositions, as well as reconciliations of these Non-GAAP Measures to net income (loss) and their limitations.

Successful Repositioning of the Business has Driven Strong Financial Momentum

              The merger of BI-LO and Winn-Dixie in 2012 significantly enhanced our scale and marked the beginning of a period of rapid store expansion through acquisition activity. As a result of the merger, the acquisition of the Sweetbay and Harveys banners in 2013 and various other bolt-on acquisitions, we increased our store base by approximately 265% from 2011 through 2015. While we realized positive initial results from our expansion and have benefited from exposure to the attractive Florida market, the increased attention required to integrate these stores and implement a new supply agreement, as well as significant price investments, including a switch to an everyday low price strategy in 2016, hampered our financial performance.

              Anthony Hucker became our Chief Executive Officer in 2017, and, under his leadership, we established a transformation plan to better position us for sustainable growth in the future. This plan focused on deleveraging the balance sheet and stabilizing the business through a series of retail best-practices and cost-savings initiatives targeted at improving cost controls, increasing sourcing and labor productivity and returning to our historical high-low pricing architecture. We also increased investments in our store base, loyalty program and private-label "Own Brands" capabilities.

              In May 2018, we emerged from the Reorganization 65 days after we initially filed for bankruptcy pursuant to a prepackaged plan that significantly reduced our financial leverage by over $600 million and allowed us to further optimize our store base. As a result, we exited the Reorganization with greater flexibility to accelerate the implementation of our key initiatives. These initiatives, which act as the foundation of our current growth strategy, were aimed at further rejuvenating our store fleet through increased renewals, aligning our promotional activity, optimizing our product assortment including a greater focus on fresh and our Own Brands portfolio and enhancing customer connectivity utilizing our sophisticated loyalty program.

              In May 2020, as the latest step in our transformation plan, we reached an agreement to sell 62 stores, comprising 46 BI-LO stores and 16 Harveys, located throughout the Carolinas and Georgia to Food Lion, a subsidiary of Ahold Delhaize. We also entered into an agreement to transition our distribution center located in Mauldin, South Carolina, to Ahold Delhaize. In September 2020, we announced an agreement to sell an additional 23 stores in South Carolina and Georgia to Alex Lee, under which Alex Lee will purchase 20 stores and B&T Foods will purchase three stores pursuant to a right of assignment held by Alex Lee. We are actively exploring strategic options for the remaining 39 BI-LO stores and one Harveys in the region. In addition, in May 2020 we announced the sale of prescription files at 58 stores to CVS and Walgreens. These were important strategic decisions that allow for greater focus and investment in growing the Winn-Dixie, Harveys and Fresco y Más banners. These dispositions also enhance our relative exposure to the attractive Florida market, which will

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

account for approximately 76% of our total stores. The remaining stores also had stronger financial performance in fiscal year 2019, as well as a lower average age and a higher percentage of remodeled stores in the last five years.

              The execution of our transformation plan and strategic initiatives has resulted in significant operational and financial momentum in our business, as well as tailwinds from COVID-19, as evidenced by the following key financial metrics:

  •
  our comparable store sales improved each year from a decline of 3.6% in fiscal year 2016 to 0.4% growth in fiscal year 2019, including positive comparable store sales for each quarter in fiscal year 2019, and 18.4% growth for the 28 weeks ended July 8, 2020;

  •
  our net income (loss) improved from $(468.3) million in fiscal year 2016 to $(116.2) million in fiscal year 2019 to $205.7 million for the 28 weeks ended July 8, 2020;

  •
  our net income (loss) as a percent of net sales improved from (4.48)% in fiscal year 2016 to (1.40)% in fiscal year 2019 to 3.91% for the 28 weeks ended July 8, 2020;

  •
  our Adjusted EBITDA margins steadily improved from 2.4% in fiscal year 2016 to 3.5% in fiscal year 2019 (despite fiscal year 2019 Adjusted EBITDA being negatively impacted as compared to prior years due to the adoption of new lease accounting standards, see "—Summary Historical Consolidated Financial and Other Data") to 6.9% for the 28 weeks ended July 8, 2020; and

  •
  our Net Debt Leverage has been reduced from 6.2x as of the end of fiscal year 2016 to 2.7x as of the end of fiscal year 2019 to 0.9x as of July 8, 2020.

              We believe the continued execution of our operational initiatives will contribute to our growth as a leading conventional supermarket in the Southeastern markets where we operate.

Our Competitive Strengths

              We believe operating as a locally relevant food retailer is core to the fundamental success of our business. As a result, we have implemented a "Smart Localization" strategy, which provides a framework for our decision making as well as a roadmap for our strategic initiatives and go-to-market strategy. Smart Localization integrates our data-rich loyalty program, our customer connectivity strategies and our commitment to the communities in which we operate, to deliver customers a personalized, high-touch service model, with a distinct and locally relevant product range at an attractive value.

              Leading Market Position Established Through Portfolio of Well-Recognized Local Banners.    We believe our leading market positions and strong brand recognition of our banners help generate customer traffic and loyalty. We are the largest or second largest conventional supermarket by revenue in all of the major metropolitan markets within the Southeastern states in which we operate. Our go-to-market strategy is based on the operation of three banners that provide our customers a differentiated product offering and shopping experience at a compelling value. Our multi-banner approach allows for broad reach to various demographics across income brackets and ethnicities while allowing for a personalized approach to customer service, store operations and assortment in a way that maximizes overall customer value proposition. Our Winn-Dixie and Harveys banners have deep local heritages that go back more than 90 years and are well established neighborhood markets within the communities they serve. Since the creation and implementation of our Fresco y Más banner in 2016, we have established a strong local following within our 26 stores by providing an authentic shopping experience targeted at the rapidly growing Hispanic demographic.

              We believe that our regional focus also provides us several competitive advantages compared to national grocers, including (i) a differentiated value proposition driven by convenience and preferred

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

store locations; (ii) expertise in assortment and merchandising driven by a deep understanding of our customers and neighborhoods; (iii) a fresh produce offering that drives traffic and loyalty; (iv) a private-label offering that creates brand-specific loyalty; (v) flexible operations with ability to quickly react to changing market environment; and (vi) superior customer service model. Regional grocers have been growing revenue at a median CAGR of 6% between 2017 and 2019, compared to median CAGR of 3% for national grocers.

              Attractive, High-Growth Markets with Favorable Demographics.    We believe that the Southeastern United States is an attractive region for supermarket retailing that is characterized by:

  •
  expected population growth above the national average;

  •
  an attractive demographic landscape which is well-aligned with our portfolio of brands; and

  •
  a business-friendly environment with low relative operating costs.

              According to Moody's Analytics, the five states in which we operate are expected to have a weighted average overall projected population growth between 2019 and 2025 of 4.3%, as compared to an overall projected population growth of 3.2% in the United States. Moody's Analytics estimates that Florida, which is the third most populous state in the U.S. and was the number one state in population inflow in 2019 and where 76% of our stores are located, will experience an overall population growth of 6.0% during this period, driven by higher birth rates compared to the national average, continuing high levels of immigration and an overall aging United States population that is drawn to Florida. Key markets within Florida also outpace the United States on population and income growth, represented in the below graph:

              We believe multiple key markets within Florida are underpenetrated relative to the national average as measured by grocery square footage per capita (4.3 square feet per capita), including Miami (3.2 square feet per capita), Tampa and Jacksonville (3.6 square feet per capita), and Orlando (3.7 square feet per capita). In addition, 89% of our Florida leases are at or below market rate and typically have initial lease terms of up to 25 years, representing approximately $30.0 million in total savings or approximately $2.0 per square foot.

              According to the U.S. Census Bureau, approximately 26% of Florida's population is Hispanic, and growing at a rate significantly above the broader population. We believe our Fresco y Más banner, which was developed organically to address the market opportunity presented by this demographic shift, as well as our Winn-Dixie and Harveys banners, are well-positioned to deliver a unique and compelling offering to this growing and underserved segment of the population.

              We also believe supportive government programs and incentives for businesses are driving commercial growth in the Southeast, creating jobs and offering attractive tax incentives for businesses that build in or relocate to these states. We believe the Southeast also offers an attractive labor market for us, with lower wage rates than the national average.

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              Robust Loyalty Program Supports Strong Customer Value Proposition.    We are a competitively priced "high / low" operator. Through this pricing strategy, we set comparatively lower prices on selected merchandise using targeted discounts or promotions to drive customer traffic and sales, while maintaining comparatively higher prices on other merchandise in order to maintain consistent overall profitability across the store. In addition, we utilize our well-developed loyalty program to offer further savings beyond the in-store shelf price. Inclusive of loyalty program discounts, we believe we provide a highly competitive value proposition to our customer, especially when factoring in our full-service specialty departments, extensive product offerings and personalized customer service.

              Our sophisticated loyalty program currently covers more than seven million active customers who generated more than 85% (excluding pharmacy sales) of our net sales and approximately 75% of all transactions in fiscal 2019. In addition to the direct discount and point redemption savings provided to loyalty members, we have developed a number of additional customer loyalty and merchandising initiatives, including our Mystery Bonus Shop and Deal of the Week programs. We have historically found that as customers engage in additional aspects of our loyalty program, basket sizes increase significantly. For example, the basket size increase was approximately 1.2 times on average for a customer who engages in both our Mystery Bonus Shop and Deal of the Week initiatives, as well as our standard loyalty program, as compared to a customer who engages only in our standard loyalty program.

              We also use our loyalty program to augment our frequent shopper database to generate insights on customer preferences, which enables us to target our promotions to specific customer groups. We believe our ability to leverage our loyalty program and our robust data allow us to deliver a holistic loyalty offering that increases customer spend and retention. One of the central goals of our loyalty program is to create one-to-one relationships in order to influence customer behavior and drive further sales. At our core, loyalty and data are deeply embedded in our culture and inform all key decisions.

              High-Quality, Relevant Offering With an Emphasis on Fresh.    We believe we deliver a compelling merchandising offering with an emphasis on local and fresh products that serves as a point of differentiation compared to many of our competitors. Fresh sales accounted for approximately 32% of net sales in fiscal 2019, which we believe is competitive relative to national industry averages such as the MULO market, whose average fresh sales accounted for 25% of sales for the last twelve months ended July 5, 2020. Our fresh sales have historically carried higher margin profiles, represented by an approximate gross margin of 32% for fresh offerings compared to 25% for center store offerings in fiscal 2019. We have invested heavily in optimizing the perimeter of our store assortment, including our extensive selection of Certified Angus Beef, our high-quality produce and organic offerings, bakery with artisan breads and inviting floral displays. Our fresh and perimeter-of-store offerings are complemented by robust center-of-store and specialty assortments, all of which deliver a convenient, full-shop experience at a compelling value.

              Well-Developed Own Brands Portfolio Drives Sales and Enhances Profitability.    We have developed an award-winning portfolio of over 8,000 high-quality fresh, frozen and shelf-stable private-label products at value-oriented prices that we believe are similar or higher quality to their brand-name counterparts. For example, since relaunching the platform in 2016, we have won numerous quality awards for our yogurt, ice cream and other dairy products. We employ a multi-tiered private-label strategy, through which we seek to satisfy customers seeking premium, standard or core value products.

              We believe our Own Brands portfolio has been a meaningful contributor to same store sales growth, and these products generally have higher margins than branded counterparts, enhancing our overall profitability. Our own brand portfolio generated $1.0 billion and $1.6 billion in total sales (after giving effect to the Planned Dispositions) for the 28 weeks ended July 8, 2020 and fiscal year 2019, respectively (of which 44% and 39% was attributable to market, 14% and 14% to dairy, 7% and 8% to

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produce, and the remaining 35% and 39% to deli, floral, frozen food, general merchandise and other grocery items, respectively). We have successfully increased our Own Brands penetration of overall net sales from 26% in fiscal 2017, to approximately 27% for fiscal year 2019 and seek to continually introduce innovative items in underpenetrated categories to further expand penetration. In periods of challenging economic growth where customers are seeking value, we believe our Own Brands portfolio remains a key area to create further differentiation from our competition.

              Experienced Management Team with Proven Track Record of Achieving Results.    We believe our people and culture are essential to our success. We have assembled an experienced and dynamic management team comprised of a balanced mix of long-tenured Southeastern Grocers executives as well as recent hires who bring fresh perspectives and relevant areas of expertise. Our executive team is led by Anthony Hucker, our Chief Executive Officer, since 2017. Mr. Hucker is an over 30-year industry veteran with prior experience as Chief Operating Officer and President of Schnucks, President of Ahold USA's banner Food Giant and has held various senior leadership positions at Walmart and Aldi. On average, Mr. Hucker, Brian Carney, our Executive Vice President and Chief Financial Officer, and the other four members of our senior executive management team have over 30 years of retail industry experience. Our cohesive and results-driven management team has led several core strategic initiatives for us, which we believe have resulted in improved top-line results, significant cost savings, enhanced profitability and reduced leverage.

Our Growth Strategies

              We expect to drive sales growth and enhance profitability by executing on the following strategies, many of which are a continuation of our existing playbook, which has successfully driven our strong financial momentum over the last several years:

              Drive Comparable Store Sales Growth.    We intend to continue generating comparable store sales growth through our strategic growth initiatives:

  •
  Loyalty:  We believe we offer the only significant loyalty program of scale among larger food retailers in the markets in which we operate, which we believe gives us a considerable competitive advantage. As a result, we believe we can access and analyze customer data from our established based of more than seven million active loyalty members in a more effective manner than competitors, and we are better able to target and communicate with our customers. In fiscal 2019, without giving effect to the Planned Dispositions, we believe our newly introduced next generation loyalty tactics, including our Mystery Bonus Shop and Deal of the Week, contributed approximately 70 basis points to fiscal 2019 net sales. Through ongoing investment in our loyalty program, strategies and targeting, we expect to attract new active members and increase engagement with our existing members.

  •
  Fresh:  We expect to leverage targeted investments in our fresh offering capabilities to grow sales and diversify our assortment in stores. Fresh products represented approximately 32% of our net sales mix in fiscal 2019, which we believe is highly competitive relative to national food retail industry benchmarks such as the MULO market, whose average fresh sales accounted for 25% of sales for the last twelve months ended July 5, 2020. Fresh sales have historically carried higher margin profiles represented by an approximate gross margin of 32% for fresh offerings compared to 25% for center store offerings in fiscal 2019. We continue to invest in our fresh offering, including the enhanced roll out of convenient, ready-to-eat and ready-to-heat meal solutions, Certified Angus Beef and the expansion of fresh produce and organic offerings, all of which have seen strong consumer demand. We believe our fresh initiatives provide a differentiated product offering and value proposition for our customers and will continue to drive future sales growth.

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  •
  Pricing:  Our disciplined and competitive pricing programs are expected to allow us to grow in-store traffic and promote customer loyalty. We operate a high-low pricing strategy that resonates with our customers by providing an opportunity for enhanced value for the prudent and economic shopper. We have significant experience using this strategy to generate sales and expect that our pricing strategy will contribute to our sales growth and profitability in the future.

  •
  Own Brands:  We believe that our award-winning Own Brands portfolio enhances our customer value proposition. We currently offer over 8,000 high-quality fresh, frozen and shelf-stable private-label products at value-oriented prices and plan to introduce an additional 400 items in fiscal year 2020. In fiscal year 2019, our Own Brands penetration was approximately 27% and we have a goal of increasing our penetration in the future. Growing our Own Brands penetration also presents a significant opportunity to enhance profitability, as we estimate that every 1% increase in penetration results in approximately $7 million in gross profit annually, after giving effect to the Planned Dispositions, based on the average margin differential between similar branded products and our Own Brands.

  •
  Digital and Mobile Capabilities:  We believe our physical footprint of well-placed stores are complemented by the third-party digital capabilities we utilize to provide our customers with a flexible shopping experience that allows them to shop where, when and how they choose. We are continuing to explore additional digital and mobile offerings to allow us to best serve our customers. We employ an asset-light approach, which leverages third-party partnerships to provide fulsome home delivery capabilities across our network. We have existing relationships with Uber, Shipt and Instacart, offering home delivery in 365 of our grocery stores and all liquor stores, and we expect to expand to additional stores by the end of 2020. We will continue to evaluate and pilot programs with existing and new partners to ensure we provide the appropriate coverage in a cost-efficient manner.

  •
  Customer Experience:  We are relentless in our determination to provide a consistent, best-in-class customer experience. We believe it begins with the talent, dedication and knowledge of our store associates, who we invest significantly in, and believe are an integral component to our strategy. We are focused on implementing a customer connection strategy that will allow us to continue to serve our existing customers at the highest level and to attract new customers to our stores through our curated product offerings, distinct value proposition, digital capabilities, enhanced store environment and increased associate engagement.

  •
  Connected Personalization Initiative:  We have entered into strategic relationships with a variety of digitally focused partners, including News America Marketing, Eagle Eye, Inc. and Dunhumby, Inc. to create a dynamic data analytics and marketing platform that will allow us to enhance our connected personalization capabilities, and to engage in more targeted and relevant interactions with our customers. We believe these investments will help generate incremental sales growth by providing a holistic platform to communicate with customers, including through targeted advertising or relevant product specials and coupons based on individual customer behaviors. Additionally, as we further integrate our connected personalization capabilities with our more than seven million active member loyalty program, we believe there will be significant opportunity to monetize our customer knowledge with third-party consumer companies.

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Strengthen Existing Stores Through the Renewal Program and Strategically Pursue Opportunities to Open New Stores.

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  Renewals:  We continue to invest in store renewals with the expectation of driving comparable store sales growth and positively impacting customer loyalty. Our store renewal program employs a customized approach based on the conditions of each store and the characteristics of each surrounding neighborhood and typically involves cosmetic improvements to the exterior paint and signage, a remodel of department walls, new fixtures, flooring and enhancements to our merchandise offerings and positioning based on local area demographics as well as new consultation areas for our in-store pharmacies. The average store renewal expense was approximately $1.0 million per store during fiscal year 2019. After giving effect to the Planned Dispositions, from the beginning of fiscal 2016 through July 8, 2020, we have renewed 51% of our stores. By the end of 2020, we expect to have over 180 store renewals completed, which, together with our banner conversions, will put our percentage of stores renewed at 55% since the beginning of fiscal 2016. We aim to renew another 42% of stores in the next four years bringing our total stores renewed to 97% by the end of 2024.We also aim to obtain an average store age of less than four years by the end of 2024. For the 125 renewed stores that have been open for longer than 12 months, as of July 8, 2020, we experienced an average sales increase of approximately 10% and a return on investment that consistently exceeded our internal 20% target. We expect our renewal programs will continue to reinforce the customer experience and generate strong returns.

  •
  Target New Stores:  Additionally, we will target new store openings in existing and adjacent markets where we believe we are well positioned to capitalize on opportunities. We will also continue to seek value enhancing store acquisitions, which complement our existing store base. We expect that the integration of these stores will allow us to further enhance our revenue growth, leverage our cost structure and increase profitability.

              Enhance Profitability Through Leveraging Reduced Cost Base.    We believe we can continue to grow our profitability by leveraging our fixed cost base and improving comparable store sales through our merchandising programs. We have successfully introduced cost savings programs addressing goods-not-for-resale, goods-for-resale, store labor, vendor funding and leveraging selling, general and administrative ("SG&A") expenses. Between fiscal 2015 and 2017, without giving effect to the Planned Dispositions, we reduced total expenses by approximately $465 million. In 2020, we are continuing to improve our labor model by leveraging "Smart Localization" to optimize required labor costs per store, informed by customer expectations and behavior.

              Employ a Disciplined Approach to Capital Priorities and Investment.    We will pursue opportunities to thoughtfully invest capital into our business to drive our future success. In recent years, we have displayed our commitment to growth through our core markets and banners. We have chosen to invest in the renewal of our existing stores, while also investing in digital tools and systems that allow us to better serve our customers and drive comparable sales growth. We will also continue to assess adjacent markets to expand our store footprint while simultaneously assessing infill opportunities, and will seek to expand our liquor store opportunities. We are committed to maintaining a strong balance sheet and to continue to generate strong free cash flow, which will provide us with ample liquidity and allow us to self-fund our growth initiatives. We intend to deploy free cash flow to delever and to invest in projects with strong returns. We will also seek to proactively return capital to shareholders through modest dividends. As we continue to grow, we will remain disciplined in our approach to capital priorities, with a focus on achieving our sustainable, long-term growth strategy.

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Risks Associated with Our Business

              Investing in our common stock involves a number of risks. These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

  •
  adverse economic conditions;

  •
  the impact of the COVID-19 pandemic on our business;

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  failure to successfully execute our strategic initiatives;

  •
  the competitive nature of the industry in which we conduct our business;

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  our inability to timely identify or respond to customer trends;

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  significant changes to our relationship with C&S Wholesale Grocers ("C&S");

  •
  disruptions to our product supply or to C&S's distribution network;

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  our inability to maintain the services of key personnel and failure to attract, train and retain qualified staff;

  •
  risks associated with providing pharmacy services at our stores;

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  increase in marketing, advertising and promotional costs and inability to implement effective marketing, advertising and promotional strategies;

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  failure to maintain our reputation and the value of our brands, including protection of our intellectual property;

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  risks related to the adoption of fresh start accounting;

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  failure to maintain the privacy and security of confidential customer and business information;

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  disruptions of or compromises to our information technology system;

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  a loss in customer confidence in the safety and quality of our products;

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  the geographic concentration of our locations, which makes us vulnerable to severe storm damage, natural disasters and other local adverse weather conditions;

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  our inability to utilize a significant portion of our NOLs or other tax attributes;

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  threats or potential threats to security of food and drug safety, the occurrence of a widespread health epidemic and/or pandemic or other incidents beyond our control; and

  •
  other factors discussed in "Risk Factors" and elsewhere in this prospectus.

              For a discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled "Risk Factors."

Corporate Information

              We are a Delaware corporation. We were incorporated as Southeastern Grocers, Inc. on May 30, 2018. Our principal executive offices are located at 8928 Prominence Parkway #200, Jacksonville, Florida 32256. Our telephone number is (904) 783-5000. Our corporate website address is www.segrocers.com. Our website and the information contained on, or that can be accessed through, our website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

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Reorganization

              On March 27, 2018, Southeastern Grocers, LLC and 26 of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 in the Bankruptcy Court pursuant to a prepackaged plan of reorganization. On May 30, 2018, we converted from a limited liability company to a corporation. As a result, all of our membership interests were canceled and new equity interests were issued in the form of common stock. We emerged from bankruptcy on May 31, 2018. We refer to this reorganization as the "Reorganization" in this prospectus. Although we emerged from bankruptcy on May 31, 2018, we elected to apply fresh start accounting effective May 30, 2018, to coincide with the timing of a normal weekly close. The events between May 30, 2018 and May 31, 2018 were evaluated and management concluded that the use of an accounting convenience date did not have a material impact on the results of operations or financial position. In addition, on the Emergence Date, we entered into (i) the ABL Credit Agreement, which includes both our $550 million Revolving Credit Facility and our $50 million FILO Facility, and (ii) the Term Loan Agreement, governing our $475 million Term Loan. Subsequent to July 8, 2020, we repaid $23.8 million on the Term Loan including $22.9 million repurchased on the open market and $0.9 million of scheduled amortization. In addition, we repaid in full and terminated the FILO Facility on August 6, 2020, including $30.1 million through an optional prepayment.

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The Offering

Issuer	Southeastern Grocers, Inc.
Common stock outstanding	shares of common stock.
Common stock offered by the selling stockholders	shares (or shares if the underwriters' option to purchase additional shares is exercised in full) of common stock.
Option to purchase additional shares of common stock

The underwriters have an option to purchase an additional            shares of common stock from the selling stockholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering, including from any exercise by the underwriters of their option to purchase additional shares from the selling stockholders. The selling stockholders will receive all of the net proceeds and bear the underwriting discount, if any, attributable to their sale of our common stock. We will pay certain expenses associated with this offering. See "Principal and Selling Stockholders."

Dividend policy	We do not anticipate paying any dividends on our common stock for the foreseeable future; however, we may change this policy in the future. See "Dividend Policy."
Risk factors

Investing in our common stock involves a high degree of risk. See the "Risk Factors" section of this prospectus beginning on page 15 and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

Listing	We intend to apply to have our common stock listed on the NYSE under the symbol "SEGR."

              Unless we indicate otherwise or unless the context otherwise requires, all information in this prospectus:

  •
  assumes no exercise of the underwriters' option to purchase additional shares from the selling stockholders;

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  gives effect to our amended and restated certificate of incorporation, which will be in effect prior to the consummation of this offering;

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  excludes an aggregate of                shares of common stock reserved for issuance under our existing management incentive plan (the "MIP"), including                shares of common stock issuable upon the exercise of issued and outstanding stock options and                shares of common stock issuable upon the vesting of issued and outstanding restricted stock unit ("RSU") awards;

  •
  excludes an aggregate                shares of common stock reserved for issuance under our                                  that we intend to adopt at the time of this offering; and

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  assumes an initial public offering price of $            per share, the midpoint of the estimated public offering price range on the cover page of this prospectus.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Summary Historical Consolidated Financial and Other Data

              The following table sets forth our summary historical consolidated financial and other data for the periods and as of the dates indicated. As a result of the Reorganization, the accompanying historical financial statements and summary historical consolidated financial data are presented on a Predecessor and Successor basis. References to "Successor" relate to our results of operations and financial position subsequent to May 30, 2018, the day prior to our emergence from bankruptcy, to coincide with the timing of a normal weekly close. The events between May 30, 2018 and May 31, 2018 were evaluated and management concluded that the use of an accounting convenience date did not have a material impact on our results of operations or financial position. References to "Predecessor" relate to our results of operations and financial position prior to, and including, May 30, 2018. The consolidated financial statements for the Successor periods are not comparable to those of the Predecessor periods.

              We derived the summary historical consolidated financial data as of and for the 28 weeks ended July 8, 2020 and the 28 weeks ended July 10, 2019 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We derived the summary historical consolidated financial data as of and for the year ended December 25, 2019 and for the 30 weeks ended December 26, 2018 and for the 22 weeks ended May 30, 2018, as of December 26, 2018 and for the year ended December 27, 2017 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary historical consolidated financial data as of December 27, 2017 and as of and for the years December 28, 2016 and December 30, 2015 from our audited consolidated financial statements not included elsewhere in this prospectus.

              Our historical results are not necessarily indicative of the results to be expected in any future period. You should read the information set forth below together with "Non-GAAP Financial Measures," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Capitalization," and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

	Successor					Predecessor
	28 Weeks Ended July 8, 2020	28 Weeks Ended July 10, 2019	Year Ended December 25, 2019		30 Weeks Ended December 26, 2018	22 Weeks Ended May 30, 2018	Year Ended December 27, 2017	Year Ended December 28, 2016	Year Ended December 30, 2015
	(in thousands, other than per share, margin, comparable store sales and number of stores data)
Statements of Operations and Comprehensive Income (Loss) Data(1)(2):
Net Sales	$5,262,757	$4,502,670	$8,277,374		$4,829,732	$3,942,780	$9,875,104	$10,451,420	$11,257,471
Cost of sales, including warehouse and delivery expense	3,806,942	3,325,132	6,117,224		3,586,009	2,914,222	7,278,280	7,787,276	8,388,147

Gross Profit	1,455,815	1,177,538	2,160,150		1,243,723	1,028,558	2,596,824	2,664,144	2,869,324
Operating, general and administrative expenses	1,210,910	1,195,708	2,195,046		1,313,863	1,024,666	2,638,828	2,597,371	2,720,904

Income (loss) from operations	244,905	(18,170)	(34,896)		(70,140)	3,892	(42,004)	66,773	148,420
Interest expense	36,881	44,607	82,339		64,497	50,988	135,083	134,437	139,135
Reorganization items, net	—	—	—		—	(792,260)	—	—	—

Income (loss) before income taxes	208,024	(62,777)	(117,235)		(134,637)	745,164	(177,087)	(67,664)	9,285
Income tax expense (benefit)	2,334	(533)	(995)		(48,274)	(16,263)	(38,301)	400,606	3,633

Net income (loss)	$205,690	$(62,244)	$(116,240)		$(86,363)	$761,427	$(138,786)	$(468,270)	$5,652

Net income (loss) as a percent of net sales	3.91%	(1.38)%	(1.40)%		(1.79)%	19.31%	(1.41)%	(4.48)%	0.05%
Weighted-average common shares outstanding—
Basic	10,064	10,001	10,001		10,000
Diluted	10,228	10,001	10,001		10,000
Basic earnings (loss) per share	$20.44	$(6.22)	$(11.62)		$(8.64)
Diluted earnings (loss) per share	$20.11	$(6.22)	$(11.62)		$(8.64)
Pro Forma net income per common share
Basic
Diluted
Statements of Cash Flows Data(1)(2):
Net cash provided by (used in):
Operating activities	$398,435	$(17,409)	$56,945		$89,975	$89,928	$216,291	$98,532	$182,801
Investing activities	$(13,112)	$(76,085)	$(141,248)		$(116,526)	$(3,916)	$(104,980)	$(86,874)	$(13,077)
Financing activities	$(363,092)	$87,150	$108,939		$17,021	$(79,538)	$(93,692)	$(27,955)	$(193,650)
Other Financial Data (non-GAAP)(1)(2):
Adjusted EBITDA(3)(4)	$363,604	$175,386	$292,453		$136,134	$165,068	$315,620	$250,161	$305,695
Adjusted EBITDA margin	6.9%	3.9%	3.5%		2.8%	4.2%	3.2%	2.4%	2.7%
Net Sales Adjusted for the Planned Dispositions(4)	$4,324,634	$3,608,720	$6,667,380		—	—	—	—	—
Rent expense	$102,258	$101,856	$188,927		$97,741	$74,964	$207,632	$214,597	$226,463
Capital expenditures	$71,721	$93,693	$164,651		$120,578	$50,429	$115,653	$156,626	$103,232
Other Operating Data(1)(2):
Comparable store sales increase (decrease)(5)	18.4%	0.1%	0.4	%(6)	—(8)	— (8)	(2.2)%	(3.6)%	(0.5)%
Number of stores at end of fiscal period	545	551	547		573	—	702	736	755
Gross square footage at end of period	24,988	25,229	25,069		26,268	—	31,634	33,089	33,908

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

	As of July 8, 2020		As of December 25, 2019	As of December 26, 2018	As of December 27, 2017	As of December 28, 2016	As of December 30, 2015
	(in thousands)
Consolidated Balance Sheet Data(1)(2):
Cash and cash equivalents	$93,070		$70,299	$44,512	$50,908	$33,289	$49,586
Total assets	$2,614,493		$2,730,204	$2,413,138	$1,874,165	$2,076,608	$2,531,620
Stockholders' equity (Membership deficiency)	$428,598		$220,181	$372,739	$(750,743)	$(610,304)	$(140,833)
Current portion of long-term debt	$16,696		$16,000	$12,250	$774,785	—	—
Long-term debt	$407,148		$752,521	$674,279	$424,208	$1,232,586	$1,221,445
Current maturities of obligations under finance/capital leases	$4,548		$6,465	$6,076	$13,286	$16,766	$18,069
Obligations under finance/capital leases	$61,299(a	)	$49,715	$56,057	$101,026	$114,483	$134,241
Total Debt(7)	$507,962		$850,805	$915,341	$1,523,690	$1,596,156	$1,626,247
Total Net Debt(7)	$414,892		$780,506	$870,829	$1,472,782	$1,562,867	$1,576,661

(a)
Includes $13,959 in liabilities held-for sale as of July 8, 2020.

(1)
Unless otherwise stated, these amounts do not give effect to the Planned Dispositions.

(2)
ASU 2016-02 was adopted during fiscal year 2019.

(3)
Adjusted EBITDA for the 28 weeks ended July 8, 2020, fiscal year 2019 and the 28 weeks ended July 10, 2019 includes an additional $0 thousand, $26,278 thousand and $14,118 thousand, respectively of incremental lease expense recognized as a result of adopting lease accounting standard ASU 2016-02, Leases (Topic 842).

(4)
Non-GAAP Financial Measures

In addition to reporting GAAP results, we evaluate performance and report our results on certain Non-GAAP Measures. We believe that the presentation of these Non-GAAP Measures provides useful information to investors regarding our results, operating trends and performance between periods. We define Adjusted EBITDA as EBITDA, adjusted for loss (gain) on sale or disposition of assets; expenses associated with the closing or disposition of stores; impairment expense; franchise taxes; expenses (income) in connection with the Reorganization, business optimization and other strategic initiatives, primarily consisting of professional and consulting fees related to a review of our pricing and promotional strategy, cost savings initiatives, as well as activities relating to the Planned Dispositions and public company preparation costs; incremental costs attributable to opening, remodeling or converting a store; (gain) loss from natural disasters, net of insurance recoveries; share-based compensation expense; fresh start adjustments; fees and expense reimbursement to LSF Southeastern Grocery Holdings LLC; and board of directors fees. We define Net Sales Adjusted for the Planned Dispositions as net sales less the net sales of the stores to be sold in connection with the Planned Dispositions or closed in the normal course since the beginning of fiscal year 2019. We define Total Debt as the sum of long-term debt (including the current portion thereof), unamortized debt issuance costs, unamortized debt discount (premium) and finance/capital lease obligations (including the current portion thereof) and other financing obligations for fiscal year 2015 through fiscal year 2018 and we define Total Net Debt as Total Debt less cash.

We believe that these supplemental Non-GAAP Measures provide management and other users with additional meaningful financial information that should be considered when assessing our ongoing performance.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

The following table reconciles Adjusted EBITDA to net income (loss) and Net Sales Adjusted for the Planned Dispositions to net sales, their most directly comparable GAAP financial performance measures, respectively.

	Successor				Predecessor
	28 Weeks Ended July 8, 2020	28 Weeks Ended July 10, 2019	Year Ended December 25, 2019	30 Weeks Ended December 26, 2018	22 Weeks Ended May 30, 2018	Year Ended December 27, 2017	Year Ended December 28, 2016	Year Ended December 30, 2015
	(in thousands)
Net income (loss)	$205,690	$(62,244)	$(116,240)	$(86,363)	$761,427	$(138,786)	$(468,270)	$5,652
Depreciation and amortization expense(a)	98,155	142,305	238,403	146,337	68,045	180,297	166,964	174,837
Interest expense	36,881	44,607	82,339	64,497	50,988	135,083	134,437	139,135
Income tax expense (benefit)	2,334	(533)	(995)	(48,274)	(16,263)	(38,301)	400,606	3,633

EBITDA	343,060	124,135	203,507	76,197	864,197	138,293	233,737	323,257
Adjustments to reconcile EBITDA to Adjusted EBITDA:
(Gain) Loss on sale or disposition of assets(b)	(22,491)	3,383	7,681	3,577	(32,111)	(3,260)	(38,309)	(56,417)
Expenses associated with the closing or disposition of stores(c)	333	18,124	20,324	14,047	59,167	19,334	14,426	6,225
Impairment expense(d)	31,338	1,082	21,188	—	35,603	115,111	10,183	3,828
Franchise taxes	283	181	488	2	89	154	186	756
Expenses (income) in connection with the Reorganization, business optimization, and other strategic initiatives(e)	6,203	22,150	25,631	21,239	(7,851)	32,447	16,387	23,821
Incremental costs attributable to opening, remodeling or converting a store(f)	4,856	7,301	12,710	14,013	6,632	8,298	5,099	—
(Gain) loss from natural disasters, net of insurance recoveries(g)	(2,980)	(2,758)	(4,889)	6,411	(8,112)	34	4,272	—
Share-based compensation expense(h)	2,733	1,497	5,272	359	—-	—	—	—
Fresh start adjustments(i)	—	—	—	—	(752,546)	—	—	—
Fees and expense reimbursement to LSF Southeastern Grocery Holdings LLC(j)	—	—	—	—	—	5,209	4,180	4,225
Board of directors fees	269	291	541	289	—	—	—	—

Adjusted EBITDA	$363,604	$175,386	$292,453	$136,134	$165,068	$315,620	$250,161	$305,695

Net sales	$5,262,757	$4,502,670	$8,277,374	—	—	—	—	—
Planned Dispositions stores net sales	934,815	806,336	1,501,718	—	—	—	—	—
Closed stores	3,308	87,614	108,276	—	—	—	—	—

Net Sales Adjusted for the Planned Dispositions	$4,324,634	$3,608,720	$6,667,380	—	—	—	—	—

  (a)
  Includes depreciation and amortization on property and equipment, intangible assets, and favorable/unfavorable leases.

  (b)
  Reflects the loss or gain resulting from the difference between proceeds received and carrying value of assets sold or carrying value of assets disposed or retired.

  (c)
  Includes costs related to store closures including non-cash lease related adjustments and lease-related costs for closed stores. Also, includes non-recurring severance and other disposal costs for store closures.

  (d)
  Includes non-cash impairment expenses related to long-lived assets as well as indefinite-lived intangibles such as tradenames.

  (e)
  Includes costs related to (1) the prepackaged plan of reorganization, the Reorganization and any related transactions, (2) costs in connection with strategic initiatives and business optimization expense, primarily consisting of professional and consulting fees related to a review of our pricing and promotional strategy, cost savings initiatives, as well as activities relating to the Planned Dispositions and public company preparation costs, (3) costs in connection with equity issuances (including this offering), and (4) costs related to warehouse closures and other distribution network transition costs.

  (f)
  Includes but is not limited to incremental advertising and payroll costs related to opening, remodeling or converting a store.

  (g)
  Represents the non-recurring loss or gain resulting from the difference between insurance proceeds received and carrying value of assets disposed or costs incurred related to natural disasters.

  (h)
  Represents non-cash compensation expense related to share-based awards.

  (i)
  Represents estimated fair value adjustments as a result of fresh start accounting.

  (j)
  Fees and expenses paid to LSF Southeastern Grocery Holdings LLC in connection with an Advisory Agreement (as defined herein).
(5)
Comparable store sales are sales from all stores that have been operated by us and open for at least a full year, including stores that we remodeled, enlarged or relocated during the period, and excluding stores that opened, or closed during the period. Remodeled stores include banner conversions. The quarterly comparable store sales are adjusted for the estimated impact of the timing of Easter. See "Management's Discussion and Analysis of Financial Condition

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

  and Results of Operations—Key Components of Results of Operations and Key Metrics—Net Sales—Comparable store sales."

(6)
After giving effect to the Planned Dispositions, our comparable store sales increase would have been 18.8% for the 28 week period ended July 8, 2020, 0.6% for the 28 weeks ended July 10, 2019 and 1.0% for fiscal year 2019.

(7)
The following table shows how we calculate Total Debt:

	Successor				Predecessor
	As of July 8, 2020		As of December 25, 2019	As of December 26, 2018	As of December 27, 2017	As of December 28, 2016	As of December 30, 2015

	(in thousands, other than Net Debt Leverage)
Long-term debt (including current portion)	$423,844		$768,521	$686,529	$1,198,993	$1,232,586	$1,221,445
Unamortized debt issuance cots	7,606		10,865	13,454	3,690	7,847	12,005
Unamortized debt discount (premium), net	10,665		15,239	18,892	(417)	(433)	(450)
Finance/capital lease obligations (including current portion)	65,847(a	)	56,180	62,133	114,312	131,249	152,310
Other financing obligations (including current portion)	—		—	134,333	207,112	224,907	240,937

Total Debt(b)	$507,962		$850,805	$915,341	$1,523,690	$1,596,156	$1,626,247

Cash and cash equivalents	93,070		70,299	44,512	50,908	33,289	49,586

Total Net Debt	$414,892		$780,506	$870,829	$1,472,782	$1,562,867	$1,576,661

Net Debt Leverage(c)	0.9x		2.7x	2.9x	4.7x	6.2x	5.2x

  (a)
  Includes $13,959 in liabilities held-for sale as of July 8, 2020.

  (b)
  Total Debt does not give effect to repayment activity subsequent to July 8, 2020, whereby we repaid $23.8 million on the Term Loan including $22.9 million repurchased on the open market and $0.9 million of scheduled amortization. In addition, we repaid the full amount of the FILO Facility including $30.1 million through an optional prepayment.

  (c)
  Net Debt Leverage is Total Net Debt divided by Adjusted EBITDA.
(8)
Calculated by combining store revenues for the Successor and Predecessor fiscal year 2018 periods for each of the applicable stores, our comparable store sales decreased 1.1% in 2018.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

RISK FACTORS

              Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all of the information contained in this prospectus before purchasing our common stock. If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business and Industry

Adverse economic conditions could have a material adverse effect on our business, financial condition and results of operations.

              The retail food industry is sensitive to changes in overall economic conditions that impact customer spending and purchasing habits. Macroeconomic conditions in our markets, such as inflation and deflation in food and energy prices, employment levels, interest rates, changes in the housing market and overall customer confidence, could materially adversely affect the disposable income of our customers and decrease our customers' spending and number of trips to our stores, which could result in lower sales, increased markdowns on products, a reduction in profitability due to lower margins and may require increased selling and promotional expenses. Furthermore, changes in the real estate markets could impact the availability of attractive store locations or result in an increase of our fixed lease obligations.

              For the beginning of 2020 and in prior years, the combination of an improving economy, lower unemployment, higher wages and lower gasoline prices had contributed to increased customer confidence. However, at present, as a result of the coronavirus ("COVID-19") pandemic, there is substantial uncertainty about the strength of the economy, and the impact of the recession and rapid increases in unemployment rates, as well as uncertainty about the pace of recovery despite the fiscal stimulus packages and other measures that the United States Congress has enacted. The full extent to which the COVID-19 pandemic impacts our business, results of operations and financial condition will depend on future developments, which are currently highly uncertain and cannot be predicted, including, but not limited, to the duration, spread, severity and impact of the COVID-19 pandemic as well as any future resurgences, the effects of the pandemic on our customers and suppliers, the duration of the federal, state and local declarations of emergency and the associated remedial actions and stimulus measures adopted by federal, state and local governments, including measures to assure social distancing and to what extent normal economic and operating conditions can resume. We are also unable to predict the extent, implementation and effectiveness of any government-funded benefit programs and stimulus packages on employment levels and on demand for our products or whether any further programs or stimulus packages will be adopted.

              We may experience materially adverse impacts to our business as a result of any economic recession or depression that has occurred or may occur as a result of efforts to curb the spread of COVID-19 or otherwise. Customers' perception or uncertainty related to the economy, including their spending habits and proclivity to visit our stores, as well as a decrease in their personal financial condition, could hurt overall customer confidence and reduce demand for shoppers in our stores. Customers may reduce spending on non-essential items, purchase value-oriented products or increasingly rely on food discounters in an effort to secure the food and drug products that they need, all of which could impact our sales and profit.

              An increase in fuel prices could also have an effect on customer spending and on our costs of producing and procuring the products that we sell. Moreover, both inflation and deflation affect our business. Food deflation could reduce sales growth and earnings, while food inflation could reduce gross profit margins. Several food items and categories, including poultry and fresh fruit, experienced price deflation in fiscal year 2019; however, prices for most other major food categories increased. We

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

cannot predict when or the extent to which any inflation or deflation may impact our business in the future.

              Many of the factors identified above also affect commodity rates, transportation costs, costs of labor, insurance and healthcare, the strength of the U.S. dollar, lease costs, measures that create barriers to or increase the costs associated with international trade, changes in laws, regulations and policies and other economic factors, all of which may impact our cost of goods sold and our selling, general and administrative expenses and materially adversely affect our business, financial condition and results of operations. These factors, as well as other material adverse consequences which may be beyond our control, could also materially adversely affect our ability to plan and execute our strategic initiatives, invest in and open new stores, prevent current stores from closing, all of which may materially adversely affect our sales, cash flow, results of operations and performance. We are unable to predict the direction of the economy or fuel prices or if deflationary or inflationary trends will occur.

              In addition, many of our customers rely on food stamps and other governmental assistance programs. Our experience has been that restrictive changes to these programs have adversely impacted traffic and spending in our stores.

              If the economy weakens and there is a general reduction in the level of customer spending, it may reduce our sales and profit results and could have a material adverse effect on our business, financial condition and results of operations.

Our business has been, and we expect will continue to be, impacted by the COVID-19 pandemic.

              COVID-19 poses a risk to our employees, our customers, our suppliers and the communities in which we operate, which could negatively impact our business. As the COVID-19 pandemic has grown, customer fear about becoming ill with the virus and recommendations and/or mandates from federal, state and local authorities to social distance or self-quarantine have increased. Many states in which we operate and have a significant number of stores, have declared a state of emergency, closed schools and non-essential businesses and enacted limitations on the number of people allowed to gather at one time in the same space. These rules, as well as the general fear that causes people to avoid gathering in public places, may adversely affect our customer traffic, our ability to adequately staff our stores and operations, and our ability to transport product on a timely basis.

              We currently operate our stores as an "essential" business under relevant federal, state and local mandates. If the classification of what is an "essential" business changes or other government regulations are adopted, we may be required to severely curtail operations, which would significantly and adversely impact our sales and revenue. Even though our stores are considered essential businesses, state and local mandates may impose limitations on the operations of our stores, including customer traffic. While we have taken many protective measures in our stores, including, among others, spacing requirements, single direction aisles, senior and compromised customer-only hours, plexiglass shields at checkout and providing masks and gloves to our front line employees, there can be no assurance that these measures will be sufficient to protect our store employees and customers. We may in the future be required to temporarily close a store, office or distribution center for cleaning and/or quarantine employees in the event that an employee contracts COVID-19. We have proactively paused self-service operations, such as soup bars, wing bars, salad bars and olive bars. These factors could impact the ability of our stores to operate normal hours of operation or have sufficient inventory which may disrupt our business and negatively impact our financial results. If we do not respond appropriately to the COVID-19 pandemic, or if customers do not perceive our response to be adequate, we could suffer damage to our reputation and our brands, which could adversely affect our business in the future.

              Further, COVID-19 may also impact our ability to access and ship product to and from impacted locations. Items such as customer staples, paper goods, key cleaning supplies and protective equipment for our employees, and more recently, meat products have been, and may continue to be, in

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

short supply. While we have put temporary limits on certain products to help our customers to get the items they need, supply for certain products may be negatively impacted as overall demand has increased. Any planned construction and opening of new stores may be negatively impacted due to state or county requirements that workers leave their homes only for essential business and the suspension of governmental permitting processes in some areas during the COVID-19 pandemic in some locations. We have transitioned a significant subset of our employee population to a remote work environment in an effort to mitigate the spread of COVID-19, which may exacerbate certain risks to our business, including IT, phishing and other cybersecurity attacks.

              In the event that an employee tests positive for COVID-19, we may have to temporarily close one or more stores, offices or distribution centers for cleaning and/or quarantine one or more employees, which could negatively impact our financial results. In addition, if one or more of our employees or customers becomes ill from COVID-19 and attributes their exposure to such illness to us or one of our stores, we could be subject to allegations of failure to adequately mitigate the risk of such exposure. Such allegations could harm our reputation and sales and expose us to the risks of litigation and liability.

              The extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted at this time. Moreover, COVID-19 may also have the effect of heightening many of the other risks described in this "Risk Factors" section. For example, we may experience an impact to the timing and availability of key products from suppliers, broader quarantines or other restrictions that limit customer visits to our stores, increased employee impacts from illness, school closures and other community response measures, all of which could have a material adverse effect on our business, financial condition and results of operations. We continually monitor the situation and regularly adjust our policies and practices as more information and guidance becomes available.

Failure to successfully execute our strategic initiatives could materially adversely affect our business, financial condition and results of operations.

              Our multi-year transformational plan is designed to create a differentiated customer experience and improve the customer value proposition. A key component of our plan is investing in our store network. Deployment of maintenance and investment capital has allowed us to, and will continue to allow us to, position our fleet of stores to best compete in their respective local communities. We believe this store renewal approach creates a platform for other growth initiatives, which includes a system-wide refresh of our stores, improved automated ordering systems, our Own Brands strategy, an emphasis on fresh merchandising, our pricing strategy, our loyalty program, and an improved overall customer experience.

              If our plan does not meet the expectations of our customers or achieve the time and financial budgets we have forecasted, it could have a material adverse effect on our business, brand value, financial condition and results of operations.

              In May 2020, as the latest step in our transformation plan, we reached an agreement to sell 62 stores, comprising 46 BI-LO stores and 16 Harveys, to Food Lion, a subsidiary of Ahold Delhaize. The sale is anticipated to close by the end of the first half of fiscal year 2021, although it is possible the sale may not close in the expected timeframe, on the expected terms, or at all. We also entered into an agreement to transition our distribution center located in Mauldin, South Carolina, to Ahold Delhaize. In September 2020, we announced an agreement to sell an additional 23 stores, comprising 22 BI-LO stores and one Harveys, in South Carolina and Georgia to Alex Lee, under which Alex Lee will purchase 20 stores and B&T Foods will purchase three stores pursuant to a right of assignment held by Alex Lee. Additionally, we are actively exploring strategic options for our remaining 39 BI-LO stores and one additional Harveys. There can be no assurances that we will be able to timely complete a sale of the remaining BI-LO stores or the one additional Harveys or otherwise find a buyer for these assets,

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

or if we do complete a sale transaction for such stores, that it will be on terms favorable to us. If the planned sales are not achieved, we may be forced to continue to operate such stores indefinitely and we may have to seek other strategic alternatives, which may include the suspending or winding down of operations of those stores. Even if we successfully sell such stores, if we are not able to do so in the timeframe we expect or on terms favorable to us, it may have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive industry with low profit margins, and any failure to compete successfully, as a result of actions taken by our competitors or otherwise, could materially adversely affect our business, financial condition and results of operations.

              The food retail business is highly competitive. We compete with several national, regional, and local supermarket chains, as well as retailers selling grocery products through other channels, such as supercenters, dollar stores, drug stores and warehouse club stores. These businesses provide alternative options for the customers whom we aim to serve. Increased competition may be driven by such competitors offering lower prices, increasing the number of or significantly renovating their stores and expanding their capabilities further into eCommerce.

              As a result of customers' growing desire to shop online, we also face increasing competition from both our existing competitors that have incorporated the internet as a direct-to-customer channel and online providers that sell grocery products. In addition, we face increasing competition from online distributors of pharmaceutical products. Although we have expanded our eCommerce business, including to respond to increased customer demand as a result of the COVID-19 pandemic, and offer our customers the ability to shop online for both home delivery and curbside pickup, there is no assurance that these online initiatives will be successful. Moreover, we rely on third-party business partners to manage our eCommerce business. If we are unable to integrate or interface with third-party technologies effectively, we may experience disruptions in our operations, lose market share or incur additional costs. In addition, we pay these third-party providers fees, which impacts our costs on sales and may, in turn, have an adverse impact on our profitability as a result of lower gross profits, greater operating costs to compete and reduced customer demand if we have to increase prices as a result of such fees.

              We generally compete on the basis of location, quality of products, service, price, variety, store condition and channel preference. In each of these areas, traditional and non-traditional competitors compete with us and may successfully attract our customers by matching or exceeding what we offer or by providing greater shopping convenience. In recent years, many of our competitors have aggressively added locations and adopted a multi-channel approach to marketing and advertising. Our responses to competitive pressures, such as additional promotions, increased advertising, additional capital investment and the development of our eCommerce offerings, could adversely affect our profitability and cash flow. We cannot guarantee that our competitive response will succeed in increasing or maintaining our share of retail food sales.

              Periodic deflation in the prices of certain foods in an already increasingly competitive industry have made it difficult for food retailers to achieve positive sales growth on a consistent basis. We and our competitors have attempted to maintain or grow our and their respective share of retail food sales through capital and price investment, new and remodeled stores, increased promotional activity, new marketing programs and advertising campaigns, productivity improvements, shrink-reduction initiatives, energy efficiency programs and other similar strategies. However, such operating strategies create a more difficult environment to consistently increase year-over-year sales. Some of our primary competitors are larger than we are or have greater financial resources and, therefore, may be able to devote greater resources to invest in price, promotional activity and new or remodeled stores in order to grow their share of retail food sales. Price investment by our competitors has also, from time to time, adversely affected our operating margins. In recent years, we have invested in price in order to

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

remain competitive and generate sales growth; however, there can be no assurance this strategy will be successful.

              Because we face intense competition, we need to anticipate and respond to changing customer preferences and demands. We devote significant resources to differentiating ourselves in the local markets where we operate and have invested and will continue to invest in our loyalty program to drive traffic. Our merchandising teams spend considerable time working with store directors to make sure we are satisfying customer preferences. In addition, we strive to achieve and maintain favorable recognition of our Own Brand offerings by marketing these offerings to customers and enhancing a perception of value for customers. While we seek to continuously respond to changing customer preferences, there are no assurances that our responses will be successful.

              Our continued success is impacted by our ability to control operating expenses to effectively compete in the food retail industry. Several of our primary competitors, including regional and national drugstore chains and pharmacy providers, are larger than we are, allowing them to more effectively leverage their fixed costs, more easily reduce operating expenses and more competitively negotiate with suppliers. Finally, we need to source, market and merchandise efficiently. Changes in our product mix also may negatively affect our profitability. Failure to accomplish our objectives could impair our ability to compete successfully and adversely affect our profitability.

              If we fail to successfully respond to competitive pressures in our industry or to effectively implement strategies to respond to these pressures, it could have a material adverse effect on our business, financial condition and results of operations.

We may not timely identify or effectively respond to customer trends, which could negatively affect our relationship with our customers, the demand for our products and services and our market share, and could have a material adverse effect on our business, financial condition and results of operations.

              It is difficult to predict consistently and successfully the products and services our customers will demand over time. Our success depends, in part, on our ability to identify and respond to evolving trends in demographics and preferences. Failure to timely identify or effectively respond to changing customer tastes, preferences (including those relating to sustainability of product sources) and spending patterns could lead us to offer our customers a mix of products or a level of pricing that they do not find attractive. This could negatively affect our relationship with our customers, leading them to reduce their visits to our stores and the amount they spend. In addition, we base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts overestimate customer demand, we may experience higher inventory levels and need to take markdowns on excess or slow-moving inventory, leading to decreased profit margins. Conversely, if our sales forecasts underestimate customer demand, we may have insufficient inventory to meet demand, leading to lost sales, either of which could materially adversely affect our financial performance.

              Further, while we intend to expand our digital capabilities and grow our loyalty program, as technology advances, and as the way our customers interact with technology changes, we will need to continue to engage with our third-party partnerships, expand our partnerships or develop internal capabilities to offer eCommerce and loyalty solutions that are both cost effective and compelling. Our failure to anticipate or respond to customer expectations for products, services, eCommerce and loyalty program may adversely affect the demand for our products and services and our market share and could have a material adverse effect on our business, financial condition and results of operations.

We rely on a principal supplier for a significant portion of our retail merchandise, and a significant change to our relationship with our principal supplier could have a material adverse effect on our business, financial condition and results of operations.

              We rely on a single supplier, C&S, to supply a significant amount of our merchandise. Any material change in C&S's method of operation, or a termination or material modification of our

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

contractual relationships with C&S could have an adverse impact on our supply chain, sales and earnings. Our supply contract with C&S (the "C&S Supply Contract") expires on August 18, 2021 and provides for two renewal options, each for a period of one-year and exercisable at our option. On August 11, 2020 we provided written notice to C&S of our intention to renew our contract through August 18, 2022. However, we may choose not to renew the contract beyond August 18, 2022 or may make material modifications to the terms thereof. If our supply contract with C&S is terminated or the services that C&S provides under the supply contract are materially reduced or the quality of their merchandise deteriorates, we may be unable to locate alternative, comparable sources from which to purchase our retail merchandise in a timely manner, or at all, which could increase costs, cause a delay in distribution and a possible loss of sales, which could have a material adverse effect on our business, financial condition and results of operations.

Product supply disruptions, especially those to fresh products, may have an adverse effect on our profitability and operating results, which could have a material adverse effect on our business, financial condition and results of operations.

              Our business is dependent on our ability to strategically source a sufficient volume and variety of opportunistic products at attractive pricing. While opportunistic buying, operating with appropriate inventory levels and frequent inventory turns are key elements of our business strategy, they subject us to risks related to the pricing, quantity, mix, quality and timing of inventory flowing to our stores. We do not have significant control over the supply, cost or availability of many of the products offered for sale in our stores. Shortages or disruptions in the availability of quality products that appeal to our customers could have a material adverse effect on our business, financial condition and results of operations.

              Reflecting customer preferences, we have a significant focus on fresh products. Fresh sales accounted for approximately 32% of net sales in the 28 weeks ended July 8, 2020 and in fiscal year 2019. We rely primarily on C&S to provide and deliver our fresh and other product inventory on a continuous basis. We could suffer significant fresh and other product inventory losses and significant lost revenue in the event of a supplier disruption or shutdown of C&S or its major suppliers, vendors or distribution network, extended power outages, natural disasters or other catastrophic occurrences. Due to the COVID-19 pandemic and the resulting dislocation of workplaces and the economy, the ability of vendors to supply required products may be impaired because of illness or absenteeism in their workforces, government mandated shutdown orders or impaired financial conditions. The supply of each of our products may return to pre-COVID-19 levels at different times, including as a result of resurgences of the COVID-19 pandemic, and there can be no assurance that our efforts to ensure in-stock positions for all of the products that our customers require will be successful. Disruptions to our or our principal supplier's product supply could have a material adverse effect on our business, financial condition and results of operations.

Any significant disruption to our principal supplier's distribution network and our timely receipt of inventory could have a material adverse effect on our business, financial condition and results of operations.

              We rely on C&S's transportation network, including by means of truck, ocean and rail, to provide goods to our stores in a timely and cost-effective manner. Deliveries to our stores occur from our principal supplier's distribution centers. Any disruption, unanticipated or unusual expense or operational failure related to this process could affect our store operations negatively. For example, delivery delays or increases in costs that are passed on to us pursuant to our supply contract, such as fuel costs, could significantly decrease our ability to generate sales and earn profits. Moreover, if there are increases in C&S's fixed costs, C&S may seek to renegotiate our contract, which could have a material impact on our ability to generate sales and earn profits. In addition, events beyond our control, such as disruptions in operations due to fire, flood, hurricane, pandemic, natural disasters or other catastrophic events or labor disagreements, may result in delays in the delivery of merchandise to

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

our stores. While we maintain business interruption insurance for weather-related property damage, in the event the distribution centers we rely on are shut down, such insurance may not be sufficient, and any related insurance proceeds may not be paid to us on a timely basis, or at all. If any of the above factors occur, it could have a material adverse effect on our business, financial condition and results of operations.

Failure to maintain the services of key personnel, as well as attracting, training and retaining qualified staff could adversely affect our business, financial condition and results of operations.

              Our continued success depends on the skills, experience, efforts and performance of our key personnel. The unexpected loss of the services of any of our executive officers or other key employees could adversely affect our business. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause our stock price to decline. We do not maintain key person insurance on any of our key personnel. There can be no assurance that our executive succession planning, retention or hiring efforts will be successful. Competition for skilled and experienced management in our industry and the markets we operate in is intense, and we may not be successful in attracting and retaining qualified personnel.

              Furthermore, it is critical that we are able to meet our broader labor needs with qualified employees. Maintaining a qualified staff is subject to numerous external factors, including the competition for talent, prevailing wage rates, the availability of qualified employees in the markets in which we operate, unemployment levels, unionization, changing demographics, health and other insurance costs and changes in employment legislation, including minimum wage laws. Any of these factors could require us to increase wage and labor-related costs in order to better compete for and retain qualified employees.

              Any failure to maintain the services of key personnel, or inability to attract, train and retain qualified staff, may significantly increase our operating costs and have a material adverse effect on our business, financial condition, and results of operations.

We face risks inherent in providing pharmacy services at our stores.

              Our pharmacies operate in a complex and evolving business environment. Sales of prescription drugs reimbursed by third-party payers, including government programs like Medicare Part D and Medicaid, represent a significant portion of our pharmacy sales. We participate in pharmacy benefit manager ("PBM") networks, including some where we receive certain quality or other incentive-based bonuses and/or where we are a "preferred provider," which means the customer pays a lower cost-sharing amount relative to other pharmacies. Continued reimbursement rate pressures in general, our relationships with PBMs and increased regulatory requirements related to government third-party payers in particular, could adversely affect our gross margins. A reduction in reimbursement rates, government or otherwise, or a failure to comply with applicable laws or regulations relating to our pharmacy services could have a material adverse effect on our business, financial condition and results of operations.

              We are subject to numerous federal and state regulations. Each of our in-store pharmacies must be licensed by the state government. The licensing requirements vary from state to state. An additional registration certificate must be granted by the U.S. Drug Enforcement Administration, and, in some states, a separate controlled substance license must be obtained to dispense controlled substances. In addition, pharmacies selling controlled substances are required to maintain extensive records and often report information to state and federal agencies. If we fail to comply with existing or future laws and regulations, we could suffer substantial civil or criminal penalties, including the loss of our licenses to operate pharmacies and our ability to participate in federal and state healthcare programs. As a consequence of the severe penalties we could face, we must devote significant operational and managerial resources to complying with these laws and regulations. Recently,

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

pharmaceutical manufacturers, wholesale distributors and retailers have faced intense scrutiny and, in some cases, investigations and litigation relating to the distribution of prescription opioid pain medications.

              Application of federal and state laws and regulations could subject our current practices to allegations of impropriety or illegality, or could require us to make significant changes to our operations. In addition, we cannot predict the impact of future legislation and regulatory changes on our pharmacy business or assure that we will be able to obtain or maintain the regulatory approvals required to operate our business. If any of these risks ensue, they could have a material adverse effect on our business, financial condition and results of operations. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, PBM agreements and other business arrangements and include, but are not limited to:

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  the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arranging for or recommending the purchase, lease or order of, any item or service, for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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  the federal physician self-referral prohibitions, commonly known as the Stark Law, which generally prohibit entities from billing a patient or the Medicare or Medicaid programs for certain designated health services, including pharmacy services, when the physician ordering the service, or any member of such physician's immediate family, has a financial interest, such as an ownership or investment interest in or compensation arrangement with such entity, unless the arrangement meets an exception to the prohibition. These prohibitions apply regardless of any intent by the parties to induce or reward referrals or the reasons for the financial relationship and the referral;

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  the federal false claims laws, including the civil False Claims Act (which can be enforced through "qui tam," or whistleblower actions, by private citizens on behalf of the federal government), which prohibits any person from, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment of government funds or knowingly making, using or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute or Stark Law constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for healthcare benefits, items or services by a healthcare benefit program, which includes both government and privately funded benefits programs. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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  the federal Civil Monetary Penalties Law, which, subject to certain exceptions, prohibits, among other things, the offer or transfer of remuneration, including waivers of copayments and deductible amounts (or any part thereof), to a Medicare or state healthcare program

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

    beneficiary if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner or supplier of services reimbursable by a state or federal healthcare program;

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  federal consumer protection and unfair competition laws, which broadly regulate platform activities and activities that potentially harm consumers; and

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  state laws and regulations, including state anti-kickback and false claims laws, that may apply to our business practices, including but not limited to, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers and self-pay patients.

              To enforce compliance with healthcare regulatory laws, certain enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and referral sources, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time- and resource-consuming and can divert management's attention from the business. Additionally, as a result of these investigations, entities may also have to agree to additional compliance and reporting requirements as part of a consent decree, non-prosecution or corporate integrity agreement. Any such investigation or settlements could increase our costs or otherwise have an adverse effect on our business. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and be costly to respond. See "Risk Factors—Risks Related to Our Business and Industry—Litigation or legal proceedings could expose us to significant liabilities and may materially adversely affect our businesses, financial condition and results of operations."

              We currently operate 231 in-store pharmacies and one centralized specialty pharmacy and, as a result, we are exposed to risks inherent in the packaging, dispensing, distribution and disposal of pharmaceuticals and other healthcare products, such as risks of liability for products which cause harm to customers, as well as increased regulatory risks and related costs. Although we maintain insurance, we cannot guarantee that the coverage limits under our insurance programs will be adequate to protect us against future claims, or that we will be able to maintain this insurance on acceptable terms in the future, or at all. Our business, results of operations, financial condition or cash flows may be materially adversely affected if in the future our insurance coverage proves to be inadequate or unavailable, or there is an increase in the liability for which we self-insure, or we suffer harm to our reputation as a result of an error or omission.

If we cannot open, relocate or remodel stores on schedule, it could have a material adverse effect on our business, financial condition and results of operations.

              Part of our growth strategy is to target new store openings in existing and adjacent markets where we believe we are well positioned to capitalize on opportunities. We also intend to seek value-enhancing store acquisitions that complement our existing store base. However, we cannot assure you that we will be successful in finding and executing such opportunities. Our ability to open stores in a timely manner depends in part on the following factors: the availability of, and ability to identify, attractive store locations and rent prices; the absence of entitlement processes or occupancy delays; the ability to negotiate acceptable lease and development terms; our relationships with current and prospective landlords; the ability to secure and manage the inventory necessary for the launch and operation of new stores; general economic conditions; and the availability of capital funding for expansion.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

              Our construction and opening of new stores may be negatively impacted due to state or county shelter-in-place requirements and the closure of government offices resulting from the COVID-19 pandemic. We may not have the level of cash flow or financing necessary to support our growth strategy. Additionally, our expansion would place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our existing business less efficiently, which in turn could cause deterioration in the financial performance of our existing stores. If we experience a decline in performance, we may slow or discontinue store openings, or we may decide to close stores that are unable to operate in a profitable manner. Delays or failures in opening new stores or completing relocations or remodels could materially adversely affect our growth and/or profitability. Additionally, new stores might not always align with our expectations in terms of sales or capital expenditures and we may not achieve projected results. If we fail to successfully implement our growth strategy, including by opening new stores, it could have a material adverse effect on our business, financial condition and results of operations.

Our operating costs could increase or fluctuate considerably as a result of various factors, many of which are not under our control, and could have a material adverse effect on our business, financial condition and results of operations.

              We have exposure to operating costs such as wages, employee benefits, commodities, fuel and oil prices, utilities, facility maintenance costs, paper and circular printing and mailing, bank interchange fees, fixed lease obligations and other operational costs that can increase considerably due to inflation, changes to laws and regulations and other factors.

              Commodity prices worldwide have been volatile. Any increase in commodity prices may cause an increase in our input costs or the prices our suppliers seek from us. Although we typically are able to pass on modest commodity price increases or mitigate suppliers efforts to increase our costs, we may be unable to continue to do so, either in whole or in part, if commodity prices increase materially. Suppliers, like us, are incurring additional costs to respond to the COVID-19 pandemic and may continue to do so for the foreseeable future, and may seek to pass those costs through to us. If we are forced to increase prices, our customers may reduce their purchases at our stores or trade down to less profitable products, both of which may adversely impact our profitability as a result of reduced revenue or reduced margins. We may not be able to recover rising costs through increased prices passed on to our customers. Increases in the costs of these or other items could have a material adverse effect on our business, financial condition and results of operations.

              In addition, our operations are dependent upon the availability of a significant amount of energy and fuel to store, transport and sell our products. Volatility in fuel and energy costs could have a material adverse effect on our business, financial condition and results of operations.

Our success depends upon our marketing, advertising and promotional efforts. If costs associated with these efforts increase, or if we are unable to implement such efforts successfully, it could have a material adverse effect on our business, financial condition and results of operations.

              We use marketing and promotional programs to attract customers into our stores and to encourage purchases. If we are unable to develop and implement effective marketing, advertising and promotional strategies, we may be unable to achieve and maintain brand awareness and repeat store visits. For example, purchases by customers that are members of our loyalty program made up approximately 85% of net sales in fiscal year 2019 and 89% of net sales for the 28 weeks ended July 8, 2020. We may not be able to advertise cost effectively in new or smaller markets in which we have fewer stores, which could slow growth at such stores. If the efficacy of our marketing or promotional activities declines or we cannot implement our strategies effectively, it could have a material adverse effect on our business, financial condition and results of operations.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

If we fail to maintain our reputation and the value of our brands, including protection of our intellectual property, our sales and operating results may decline.

              We believe our continued success depends on our ability to maintain and grow the value of our Winn-Dixie, Harveys and Fresco y Más brands, as well as our Own Brands portfolio. Brand value is based in large part on perceptions of subjective qualities. Even isolated incidents involving our company, suppliers, agents or third-party service providers, or the products we sell, can erode the trust and confidence of our customers and damage the strength of our brands. This is particularly the case if such incidents result in adverse publicity, governmental investigations or litigation. Our reputation and our brands may be damaged in all, one or some of the markets in which we do business, by adverse events at the corporate level or by an employee or agent violating our core values and standards. Similarly, challenges or reactions to action (or inaction) or perceived action (or inaction), by us on issues such as social policies, merchandising, compliance related to social, product, labor and environmental standards or other sensitive topics, and any perceived lack of transparency about such matters, could harm our reputation, particularly as expectations of companies and of companies' corporate responsibility may continue to change. The increasing use of social media platforms and online forums may increase the chance that an adverse event could negatively affect the reputation of our brands. The online dissemination of negative information about our brands, including inaccurate information, could harm our reputation, business, competitive advantage and goodwill. Damage to our reputation could result in declines in customer loyalty and sales, relationships with our suppliers, business development opportunities, divert attention and resources from management, including by requiring responses to inquiries or additional regulatory scrutiny, and otherwise materially adversely affect our results. Our brands could be materially adversely affected if our public image or reputation were to be tarnished by negative publicity.

              We regard our intellectual property, including trademarks and service marks, as having significant value, and our brands are an important factor in the marketing of our stores. We may not be able or willing to successfully enforce our trademarks or intellectual property rights against competitors or defend them against challenges by others. If we fail to protect our trademarks or other intellectual property rights, others may copy or use our trademarks or intellectual property without authorization, which may harm the value of our brands, reputation, competitive advantages and goodwill and adversely affect our financial condition, cash flows or results of operations. The value of our intellectual property could diminish if others assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. Additionally, we are susceptible to others infringing, misappropriating, diluting or otherwise violating our intellectual property rights. Adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets or other intellectual property. Actions we have taken to establish and protect our intellectual property rights may not be adequate to prevent infringement of our intellectual property by others or to prevent others from seeking to invalidate our trademarks or other intellectual property rights. In addition, unilateral actions in the United States or other countries, including changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to obtain, protect or enforce those rights.

              There may in the future be concurrent use, opposition, cancellation, and similar proceedings from time to time with respect to some of our intellectual property rights. In some cases, litigation may be necessary to protect or enforce our trademarks and other intellectual property rights. Furthermore, third parties may assert intellectual property claims against us, and we may be subject to liability, required to enter into costly license agreements, if available at all, required to rebrand our products and/or prevented from selling some of our products if third parties successfully oppose or challenge our trademarks or successfully claim that we infringe, misappropriate, dilute or otherwise violate their trademarks, copyrights, patents or other intellectual property rights. Bringing or defending any such claim, regardless of merit, and whether successful or unsuccessful, could be expensive and

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

time-consuming, and have a negative effect on our business, reputation, results of operations and financial condition.

We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs.

              We currently lease substantially all of our store locations, primary distribution centers and administrative offices, and a number of these leases expire or are up for renewal each year. Our operating leases typically have initial lease terms of up to 25 years with renewal options for variable periods.

              Typically, the largest portion of a store's operating expense that we bear is the cost associated with leasing the location. Our lease payment obligations for all operating leases in existence as of December 25, 2019 are $195.5 million for fiscal year 2020 and $541.2 million in aggregate for fiscal years 2021 through 2025 and $297.9 million thereafter. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Contractual Obligations." We are also generally responsible for property taxes, insurance and common area maintenance for our leased properties. We expect that many of the new stores we open will also be leased to us under operating leases, which will further increase our operating lease expenditures. If we are unable to make the required payments under our leases, the lenders or owners of the relevant stores, distribution centers or administrative offices may, among other things, repossess those assets, which could adversely affect our ability to conduct our operations. In addition, our failure to make payments under our operating leases could trigger defaults under other leases or under our Term Loan, which could cause the counterparties under those agreements to accelerate the obligations due thereunder.

              The operating leases for our store locations, distribution centers and administrative offices expire at various dates. When the lease term for our stores expire, we may be unable to negotiate renewals, either on commercially reasonable terms or at all, which could cause us to close stores or to relocate stores within a market on less favorable terms. Any of these factors could cause us to close stores in desirable locations, which could have a material adverse impact on our results of operations.

              Over time, current store locations may not continue to be desirable because of changes in demographics within the surrounding area or a decline in shopping traffic. While we have the right to terminate some of our leases under specified conditions, we may not be able to terminate a particular lease if or when we would like to do so. If we decide to close stores, we are generally required to continue to perform obligations under the applicable leases, which generally include paying rent and operating expenses for the balance of the lease term. When we assign leases or sublease space to third parties, we can remain liable on the lease obligations if the assignee or sublessee does not perform.

We may have liability under certain operating leases that were assigned to third parties.

              We may have liability under certain operating leases that were assigned to third parties. If any of these third parties fail to perform their obligations under the leases, including as a result of the economic dislocation caused by the response to the COVID-19 pandemic, we could be responsible for the lease obligation. Due to the wide dispersion among third parties and the variety of remedies available, we believe that if an assignee became insolvent it would not have a material effect on our business, financial condition, results of operations or cash flows. However, if some or all assignees become insolvent within a short period of time, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be required to recognize impairment expenses on the value of our long-lived assets.

              Upon emergence from bankruptcy, we applied fresh start accounting, and our long-lived assets were adjusted to fair values. In addition to fixed assets, long-lived assets also include intangible assets, such as tradenames, right of use assets, pharmacy prescription files and liquor licenses. The

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

determination of fair values requires that we make significant estimates and assumptions regarding long-term projections of cash flows, market conditions and appropriate market rates. Our judgments are based on historical experience, current market trends and other information. Changes in estimates of future cash flows caused by items such as increased competition or other adverse market conditions could negatively affect fair value and result in an impairment expense. We have experienced, and may continue to experience, impairment of these assets which could result in material non-cash charges to our results of operations. Long-lived asset impairment expenses were $6.3 million, $13.2 million, $24.6 million and $39.6 million for the 28 weeks ended July 8, 2020, fiscal year 2019, the 22 weeks ended May 30, 2018 and fiscal year 2017, respectively. Tradename impairment expenses were $25.0 million, $8.0 million, $11.0 million, and $75.5 million for the 28 weeks ended July 8, 2020, fiscal year 2019, the 22 weeks ended May 30, 2018 and fiscal year 2017, respectively. There was no impairment recorded in the 30 weeks ended December 26, 2018. Future impairment expenses could have a material adverse effect on our financial condition and results of operations.

Information contained in our historical financial statements will not be comparable to the information contained in our financial statements after the application of fresh start accounting.

              Our financial statements reflect the consummation of Reorganization and the adoption of fresh start accounting. As a result, our assets and liabilities were adjusted to fair values and our financial statements from and after May 30, 2018, will not be comparable to our financial statements for prior periods. Our financial results for future periods following the application of fresh start accounting will be different from historical trends, and the differences may be material. As a result of all these factors, our historical financial information may not be indicative of our future financial performance.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters may materially impact reporting of our financial condition and results of operations.

              Accounting principles generally accepted in the United States and related accounting pronouncements, implementation guidelines, and interpretations we apply to a wide range of matters that are relevant to our business, such as accounting for long-lived asset impairment and share-based compensation, are complex and involve subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change or add significant volatility to our reported or expected financial performance.

Failure to maintain the privacy and security of confidential customer and business information, and the resulting unfavorable publicity, could have a material adverse effect on our business, financial condition and results of operations.

              We receive, retain, use and transmit confidential business information and certain personal information relating to customers, employees, suppliers and other third parties in connection with our payment systems, pharmacy business, loyalty program and marketing and human resources organizations, including protected health information ("PHI") and personally identifiable information, and entrust certain of that information to third-party service providers. We depend upon the secure transmission of confidential information, including customer payments, over external networks. Despite our considerable efforts to secure our computer networks, security could be compromised, confidential information could be misappropriated or system disruptions could occur, as has occurred with a number of other retailers. If we experience a data security breach, we could be exposed to government enforcement actions, possible assessments from the card brands if credit card data was involved and potential litigation. In addition, our customers could lose confidence in our ability to protect their personal information, which could cause them to alter their spending behavior, including amount of spend or frequency of visits to our stores.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

              Additionally, the use of personal information by us and our third-party service providers is subject to federal, state and local laws and regulations. As a merchant that accepts debit and credit cards for payment, we are subject to the Payment Card Industry ("PCI") Data Security Standard ("PCI DSS"), issued by the PCI Council. PCI DSS contains compliance guidelines and standards with regard to our security surrounding the physical administrative and technical storage, processing and transmission of individual cardholder data. By accepting debit cards for payment, we are also subject to compliance with American National Standards Institute ("ANSI") data encryption standards and payment network security operating guidelines. Failure to be PCI compliant or to meet other payment card standards may result in the imposition of financial penalties or the allocation by the card brands of the costs of fraudulent charges to us. As well, the Fair and Accurate Credit Transactions Act ("FACTA") requires systems that print payment card receipts to employ personal account number truncation so that the customer's full account number is not viewable on the slip. With respect to our pharmacy operations, we are also subject to regulation under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), as amended by the Health Information Technology for Economic and Clinical Health Act, which establishes privacy and security standards that limit our use and disclosure of PHI and requires us to implement administrative, physical and technical safeguards to ensure the confidentiality, integrity and availability of PHI. HIPAA also requires us to provide individuals with certain rights with respect to their PHI. Further, in the event of a breach of unsecured PHI we must notify each customer whose PHI is breached, as well as federal regulators and in some cases, must publicize the breach in local or national media. For those third-party service providers and partners who handle PHI on our behalf, we are required to enter into a business associate agreement that establishes specifically what the business associate has been engaged to do and requires the business associate to comply with the requirements of HIPAA. Penalties for failure to comply with a requirement of HIPAA vary significantly depending on the nature of violation and could include civil monetary or criminal penalties. HIPAA also authorizes state attorneys general to file suit under HIPAA on behalf of state residents. Courts can award damages, costs and attorneys' fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for HIPAA violations, its standards have been used as the basis for a duty of care claim in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

              Despite our efforts to comply with HIPAA and PCI DSS, ANSI and FACTA or other payment card standards and other information security measures, we have been subject to cyber-attacks in the past, and we cannot be certain that all of our IT systems will be able to prevent, contain or detect all cyber-attacks or intrusions from known malware or malware that may be developed in the future, particularly as we grow our technology platforms and expand our eCommerce offerings. To the extent that any disruption results in the loss, damage or misappropriation of information, we may be adversely affected by claims from customers, financial institutions, regulatory authorities, payment card associations and others. In addition, privacy and information security laws and standards continue to evolve and could expose us to further regulatory burdens. The cost of complying with stricter laws and standards, including HIPAA, PCI DSS, ANSI and FACTA data encryption standards, could be significant.

              The techniques used by criminals to obtain unauthorized access to sensitive data change frequently and often cannot be recognized until launched against a target. Accordingly, we may not be able to anticipate these frequently changing techniques or implement adequate preventive measures for all of them. Any unauthorized access into our customers' sensitive information, or data belonging to us or our suppliers, even if we are compliant with industry security standards, could put us at a competitive disadvantage, result in deterioration of our customers' confidence in us and subject us to potential litigation, liability, fines and penalties and consent decrees, which could require us to expend significant resources related to remediation or result in a disruption of our operations, any of which could have a material adverse effect on our business, financial condition, and results of operations.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

              Further, the scope of laws and regulations regarding privacy, data protection, information security and the storing, sharing, use, processing, transfer, disclosure, retention and protection of personal information is rapidly changing. We are also subject to the terms of our privacy policies and contractual obligations to third parties related to privacy, data protection and information security. We strive to comply with applicable laws, regulations, policies and other legal obligations relating to privacy, data protection and information security. However, the regulatory framework for privacy, data protection and information security is, and is likely to remain, uncertain for the foreseeable future, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We also expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection and information security proposed and enacted in various jurisdictions. Various states throughout the United States, are increasingly adopting or revising privacy, information security and data protection laws and regulations that could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of customer, consumer and/or employee information, as well as any other third-party information we receive, and some of our current or planned business activities.

We face the risk of litigation resulting from unauthorized text messages sent in violation of the Telephone Consumer Protection Act.

              We send short message service, or SMS, text messages to customers. The actual or perceived improper sending of text messages may subject us to potential risks, including liabilities or claims relating to consumer protection laws. Numerous class-action suits under federal and state laws have been filed in recent years against companies who conduct SMS texting programs, with many resulting in multi-million-dollar settlements to the plaintiffs. Any future such litigation against us could be costly and time-consuming to defend. For example, the Telephone Consumer Protection Act (TCPA) of 1991, a federal statute that protects consumers from unwanted telephone calls, faxes and text messages, restricts telemarketing and the use of automated SMS text messages without proper consent. Federal or state regulatory authorities or private litigants may claim that the notices and disclosures we provide, form of consents we obtain or our SMS texting practices are not adequate or violate applicable law. This may in the future result in civil claims against us. The scope and interpretation of the laws that are or may be applicable to the delivery of text messages are continuously evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations, we could face direct liability, could be required to change some portions of our business model, could face negative publicity and our business, financial condition and results of operations could be adversely affected. Even an unsuccessful challenge of our SMS texting practices by our customers, regulatory authorities or other third parties could result in negative publicity and could require a costly response from and defense by us.

Disruptions of or compromises to our information technology system, including as a result of unauthorized computer intrusions, could have a material adverse effect on our business, financial condition and results of operations, and on our reputation.

              We are dependent on complex information technology systems to operate our business, enhance customer service, improve the efficiency of our supply chain and increase employee efficiency. Certain of these information technology systems are hosted by third-party service providers. Such third-party service providers may fail to monitor their or our systems effectively, may fail to maintain appropriate safeguards, may misuse the personal and/or confidential information to which they have access, may attempt to circumvent our security measures, may purposefully or inadvertently allow unauthorized access to our or their systems or to personal and/or confidential information or may otherwise disrupt our business operations. We and our customers could suffer harm if valuable business

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

data or employee, customer and other proprietary information were corrupted, lost or accessed or misappropriated by third parties due to a security failure in our systems or those of our suppliers or service providers. Any such failure or breach could require significant expenditures to remediate, severely damage our reputation and our relationships with customers, result in unwanted media attention and lost sales and expose us to risks of litigation and liability. Further, our information technology systems, as well as those of our third-party service providers, are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, malicious service disruptions, catastrophic events and user errors.

              As a result of the COVID-19 pandemic, we have transitioned to a remote work environment, which may exacerbate certain risks to our business, including increasing the stress on, and our vulnerability to disruptions of, our technology infrastructure and systems, increased risk of phishing and other cybersecurity attacks, and increased risk of unauthorized dissemination of personal or confidential information.

              While we have implemented additional security software and hardware designed to provide additional protections against unauthorized intrusions, there can be no assurance that unauthorized individuals will not discover a means to circumvent our security. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex attacks. Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise sensitive personal, proprietary or confidential information, create system disruptions or cause shutdowns. They also may be able to develop and deploy malicious software programs that attack our systems or otherwise exploit any security vulnerabilities. Computer intrusions could adversely affect our brands, may cause us to incur legal and other fees, may cause us to incur additional expenses for additional security measures and could discourage customers from shopping in our stores.

              Significant disruptions in our information technology systems or our third-party service providers could have a material adverse effect on our business, financial condition and results of operations, and on our reputation.

A loss in customer confidence in the safety and quality of our products and the resulting unfavorable publicity could have a material adverse effect on our business, financial condition and results of operations.

              The packaging, marketing, production, distribution and sale of grocery, pharmaceutical and other products purchased from suppliers or produced by us entails an inherent risk of product liability claims, product recalls, and could potentially result in adverse publicity. We cannot be sure that consumption or use of our products will not cause side effects, illness, injury or death in the future, as product deficiencies might not be identified before we sell such products to our customers. Concerns regarding the safety and quality of our food products or our food supply chain, whether valid or not, could cause customers to avoid purchasing certain products from us, or to stop shopping in our stores entirely. To the extent that a pathogen is food-borne, or perceived to be food-borne, future outbreaks may adversely affect the price and availability of certain food products and cause our customers to eat less of such product. For example, adverse publicity about these types of concerns, such as the current concerns relating to the COVID-19 pandemic and concerns relating to romaine lettuce in 2018 may discourage customers from buying our products. Any report linking us to food contamination, food tampering, mislabeling, illness, injury, or other food safety issues, whether relating to one of our products or any product sold in one of our stores, could lead to product recalls, materially adversely impact sales or possibly lead to further product liability claims or litigation and brand damage, any of which could harm our reputation with existing and potential customers and have a material adverse effect on our business, financial condition and results of operations.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

We may not be able to retain the loyalty of our customers, the failure of which could have a material adverse effect on our business, financial condition and results of operations.

              We depend on repeat visits by our customer base to drive our consistent sales and sales growth. Competition for customers has also intensified from the use of mobile and web-based technology that facilitates online shopping and real-time product and price comparisons. We expect this competition to continue to increase. Our competitors may be able to offer their customers promotions or loyalty program incentives that are more attractive than the promotions and incentives we offer, which could result in fewer shopping trips to or purchases from our stores. If we are unable to retain the loyalty of our customers, our sales could decrease and we may not be able to grow our store base as planned, which could have a material adverse effect on our business, financial condition and results of operations.

Unanticipated changes in the insurance market or factors affecting self-insurance reserve estimates could have a material adverse effect on our business, financial condition and results of operations.

              We use a combination of insurance and self-insurance coverage to provide for potential liabilities for workers' compensation, general liability, property losses, auto liability, directors and officers liability, pharmacy liability and employee health care benefits. However, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war, employee and certain other crime, certain wage and hour and other employment-related claims, including class actions, actions based on certain customer protection laws, certain cyber events and some natural and other disasters or similar events. If we incur these losses and they are material, our business could suffer. Liabilities associated with the risks that are retained by us are determined, based in part, by considering historical claims experience, severity factors, inflation, and other actuarial assumptions. Our determination of the risk we retain is subject to a high degree of variability related to, among other things, future interest and inflation rates, future economic conditions, litigation trends and benefit-level changes. Any deviation of actual claims and other expenses related to these and other risks in excess of our assumptions, estimates, and historical trends, may have a material adverse effect on our business, financial condition and results of operations.

Litigation or legal proceedings could expose us to significant liabilities and may materially adversely affect our businesses, financial condition and results of operations.

              Our operations carry a higher exposure to customer and employee litigation risk when compared to companies operating in many other industries due to the nature of our business, including high volume of customer traffic, product variety, supply-chain matters and number of employees. Consequently, we may be a party to individual or class action lawsuits regarding contractual, human resources, product liability and other legal actions in the ordinary course of our business. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify, and plaintiffs may seek significant damages. The potential loss relating to such lawsuits may remain unknown for substantial periods of time and the cost to defend future litigation may be significant. There may also be adverse publicity associated with litigation that may decrease customer confidence in our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation could have a material adverse effect on our business, financial condition and results of operations.

              In August 2018, we received a subpoena from the United States Department of Defense, Office of Inspector General, requesting documents and other materials that relate to our pharmacies' generic drug program and the manner in which we determine usual and customary drug pricing for purposes of reporting to federal health care programs from September 1, 2014 to December 31, 2016. In February 2020, we were informed by the Department of Justice Civil Division the existence of a sealed qui tam ("whistleblower") lawsuit against us regarding the usual and customary pricing claims

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

submitted by us to federal health care programs for certain generic drugs sold in our stores from 2006 through 2013 when we discontinued certain discount programs related to these drugs. Due to the complex nature of this lawsuit, we do not know the full substance of the allegations. At this stage of the proceedings, we are not able to predict the validity or outcome of these matters or estimate a potential range of loss with respect to these matters. We are cooperating with the government's requests for documents and information. On September 30, 2020 we received a notice from the U.S. Department of Justice that they have declined to intervene in the qui tam lawsuit. Additionally, they advised that they do not have information regarding whether the relators intend to pursue the asserted claims on behalf of the United States or whether they will voluntarily dismiss the lawsuit. Responding to investigations can be time-and resource-consuming and can divert management's attention from the business. Additionally, we could be subject to suspension, exclusion or debarment from government health care programs, and/or have to agree to settlements that can include monetary penalties and onerous compliance and reporting requirements as part of a consent decree or corporate integrity or monitoring agreement. Any such investigation, exclusion, suspension, debarment or settlement could increase our costs or otherwise have an adverse effect on our business.

              We are also one of dozens of companies that have been named in various lawsuits alleging that defendants contributed to the national opioid epidemic. At present, we are named in over 40 suits pending in various state courts as well as in the United States District Court for the Northern District of Ohio, where over 2,000 cases have been consolidated as Multi-District Litigation ("MDL") pursuant to 28 U.S.C. §1407. The MDL cases are currently stayed pending bellwether trials, and we do not currently have any active matters. At this stage in the proceedings, we are unable to determine the probability of the outcome of these matters or the range of reasonably possible loss, if any.

Changes in laws, rules and regulations affecting our industry could have a material adverse effect on our business, financial condition and results of operations.

              We are subject to numerous and frequently changing federal, state and local laws, rules and regulations that affect our business. We routinely incur significant costs in complying with these regulations. The complexity of the regulatory environment in which we operate and the related cost of compliance are increasing due to additional legal and regulatory requirements, our expanding operations and increased enforcement efforts. Further, uncertainties exist regarding the future application of certain of these legal requirements to our business. New or existing laws, regulations and policies, liabilities arising thereunder and the related interpretations and enforcement practices, particularly those dealing with environmental product and compliance, taxation, zoning and land use, workplace safety, public health, community right-to-know, product safety or labeling, food safety, alcohol and beverage sales, pharmacy and drug sales, vitamin and supplements, information security and privacy, labor and employment and any new provisions relating to the COVID-19 pandemic, among others, or changes in existing laws, regulations, policies and the related interpretations and enforcement practices, particularly those governing the sale of products, may result in significant added expenses or may require extensive system and operating changes that may be difficult to implement and/or could materially increase our cost of doing business.

              For example, our operations are subject to various federal, state and local laws and regulations relating to the protection of the environment, including those governing the storage, handling, management, disposal and cleanup of hazardous materials. Some environmental laws, such as the Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes, impose strict, and under certain circumstances joint and several, liability for costs to remediate a contaminated site, and also impose liability for damages to natural resources. Third-party claims in connection with releases of or exposure to hazardous materials relating to our current or former properties or third-party waste disposal sites can also arise. In addition, the presence of contamination at any of our properties could impair our ability to sell or lease the contaminated properties or to

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

borrow money using any of these properties as collateral. The costs and liabilities associated with any such contamination could be substantial and could have a material adverse effect on our business.

              Federal regulations under the Clean Air Act require phase out of the production of ozone depleting refrigerants that include hydrochlorofluorocarbons, the most common of which is R-22. As of January 1, 2020, industry production of new R-22 refrigerant gas has been completely phased out; however, recovered and recycled/reclaimed R-22 will be available for servicing systems after 2020. We are reducing our R-22 footprint while continuing to repair leaks, thus extending the useful lifespan of existing equipment. In fiscal year 2019, we incurred approximately $1.2 million for system retrofits, and we have budgeted approximately $1.5 million per year for subsequent years. Leak repairs are part of the ongoing refrigeration maintenance budget. We may be required to spend additional capital above and beyond what is currently budgeted for system retrofits and leak repairs which could have a significant impact on our business, results of operations and financial condition. We are also subject to a Consent Decree that required us to pay a $300,000 penalty and address commercial refrigerant repair and recordkeeping requirements. If we are unable to comply with the Consent Decree going forward or if we are subject to any other violations or penalties in connection therewith, it could have a material adverse effect on our business, financial condition, results of operations and our reputation.

              In addition, the increased focus on climate change, waste management and other environmental issues may result in new environmental laws or regulations that negatively affect us directly or indirectly through increased costs on our suppliers. There can be no assurance that other environmental changes will not adversely affect us through, for example, business interruption, cost of remediation or adverse publicity.

              Further, a considerable number of our employees are paid at rates related to the federal minimum wage. Additionally, many of our stores are located in Florida, where the minimum wage is greater than the federal minimum wage and where a considerable number of employees receive compensation equal to the state's minimum wage. Any further increases in the federal minimum wage or the enactment of additional state or local minimum wage increases could increase our labor costs, which may adversely affect our results of operations and financial condition.

              Many of our customers rely on electronic benefit transfers ("EBT"), or food stamps, under the Supplemental Nutrition Assistance Program ("SNAP"), and other governmental assistance programs to supplement their grocery shopping budget. Payments via EBT under SNAP accounted for approximately 9.3% to 12.3% of our net sales for fiscal years 2016 through 2019. Accordingly, changes in EBT regulations by the U.S. Department of Agriculture or in SNAP benefits by Congress, particularly if the SNAP budget is lowered, could adversely affect our financial performance. We cannot predict either the nature of future laws, regulations, interpretations or applications, or the effect either additional governmental laws, regulations or administrative procedures, when and if promulgated, or disparate federal, state, local and foreign regulatory schemes would have on our future business.

              In addition, regulatory changes could require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on our business, financial condition and results of operations.

The geographic concentration of our locations in the southeastern United States increases our vulnerability to natural events including severe storm damage, natural disasters and other local adverse weather conditions, which could have a material adverse effect on our business, financial condition and results of operations.

              A substantial portion of our operations are concentrated in states along the Gulf of Mexico and the Atlantic Ocean, which makes us vulnerable to regional events and increases the likelihood of

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

being negatively impacted by events such as tornadoes, hurricanes and windstorms. Among the specific risks that we face include:

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  our ability to re-open stores that may close as a result of damage to the store and/or operating area;

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  lack of an adequate work force in a market in which we operate;

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  temporary disruptions in the manufacture, transport and supply of products and delays in the delivery of products to our stores;

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  reductions in customer traffic and in the availability of products in our stores;

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  our ability to fund losses of inventory and other costs in advance of the receipt of insurance payments; and

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  our ability to collect on insurance coverage, which is subject to solvency of our insurance carriers, their approval of our claims and the timing of claims processing and payment.

              Any unforeseen events or circumstances in our operating areas could have a material adverse effect on our business, financial condition and results of operations.

              In addition, adverse climate conditions and adverse weather patterns, such as drought or flood, that impact growing conditions and the quantity and quality of crops yielded by food producers may adversely affect the availability or cost of certain products within the grocery supply chain. Any of these factors may disrupt our business and could have a material adverse effect on our business, financial condition and results of operations.

Threats or potential threats to security of food and drug safety, the occurrence of a widespread health epidemic and/or pandemic or other incidents beyond our control could have a material adverse effect on our business, financial condition and results of operations.

              Acts or threats, whether perceived or real, of war or terror or other criminal activity directed at the food and drug industry or the transportation industry, whether or not directly involving our stores, could increase our operating costs and operations, or impact general customer behavior and customer spending. Other events that give rise to actual or potential food contamination, drug contamination or food-borne illnesses, or a widespread regional, national or global health epidemic and/or pandemic, such as influenza, or, specifically, the recent COVID-19 pandemic, could have an adverse effect on our operating results or disrupt production and delivery of products to our stores, our ability to appropriately and safely staff our stores and cause customers to avoid public gathering places or otherwise change their shopping behaviors.

              The costs associated with implementing and maintaining the safety measures designed to protect our associates and customers in the COVID-19 pandemic have to date been more than offset by increased sales, but in the event our sales decline as stay-at-home guidance subsides and the economy begins to re-open, we may be required to continue to implement and maintain these protective measures despite lower sales, thereby reducing our profitability.

Attempts to organize our employees could adversely affect our business.

              None of our employees are currently subject to a collective bargaining agreement, unlike many competitors in our industry. Unions may attempt to organize some or all of our employee base at certain stores, within certain states or under one or more of our banners. In addition, some or all of our employees may independently explore the possibility of organizing. Addressing any attempts at organization may distract management and our employees and could have a material adverse effect on individual stores, certain groups of stores or our business as a whole. In addition, any attempts to unionize some or all of our workforce that are successful could increase our operating costs and otherwise negatively affect our business, financial condition and results of operations.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Seasonality may cause fluctuations in our revenue.

              We believe there are seasonal factors that may cause us to record higher revenue in some quarters compared with others. We believe that a larger share of our annual revenues may be generated in our first and fourth quarters due to the major holidays in November and December and an increase of visitors in Florida from November to March. While we believe we have visibility into the seasonality of our business, various factors, including difficult weather conditions (such as flooding, hurricanes, prolonged rain or periods of unseasonably cold or hot weather or snow storms) in any quarter, may adversely reduce sales at affected stores and may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to utilize a significant portion of our net operating loss or other tax attributes, which could have a material adverse effect on our financial condition, results of operations and profitability.

              As of December 25, 2019, we had U.S. federal net operating loss carryforwards ("NOLs") of approximately $579 million due to prior period losses. Approximately $526 million of such NOLs are subject to existing limitations under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). If not utilized, our NOLs will begin to expire in 2025 for U.S. federal income tax purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—The Reorganization and Fresh Start Accounting." Our NOLs could expire unused and be unavailable to offset future income tax liabilities, which could have a material adverse effect on our financial condition and results of operations.

              In addition, our ability to utilize NOLs or other tax attributes in any taxable year may be further limited under Sections 382 and 383 of the Code if we experience another "ownership change." A Section 382 "ownership change" generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. This offering or future issuances of our stock could cause an "ownership change." It is possible that an ownership change, or any future ownership change, could have a material effect on the use of our NOLs or other tax attributes, which could have a material adverse effect on our financial condition, results of operations and profitability.

              Additionally, a significant portion of our NOLs and other deferred tax assets maintain a valuation allowance as of fiscal 2019 year end. Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 25, 2019. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. On the basis of this evaluation, as of December 25, 2019, $187.8 million was recorded to recognize only a portion of the deferred tax assets that are more likely than not to be realized. The amount of the deferred tax assets (including our NOLs) considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to the subjective evidence such as our projections for growth.

Risks Related to Our Indebtedness

Our substantial level of indebtedness could adversely affect our business, financial condition, and results of operations.

              We have, and expect to continue to have, a substantial amount of debt. Our outstanding indebtedness as of July 8, 2020 consisted of (i) $40.0 million under the Revolving Credit Facility, (ii) $28.8 million under the FILO Facility and (iii) $355.1 million under the Term Loan. Subsequent to

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

July 8, 2020, we repaid $23.8 million on the Term Loan including $22.9 million repurchased on the open market and $0.9 million of scheduled amortization. In addition, we repaid in full and terminated the FILO Facility on August 6, 2020, through an optional prepayment of $30.1 million.

              Our outstanding indebtedness and any additional indebtedness we incur may have important consequences for us, including, without limitation, that:

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  we may be required to dedicate a significant portion of our cash flows from operations to the payment of principal and interest on our indebtedness, thereby limiting the availability of our cash flow for other purposes, such as capital expenditures;

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  our indebtedness and leverage may increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressures;

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  our ability to obtain additional financing on favorable terms, or at all, for working capital, capital expenditures, acquisitions and for general corporate and other purposes may be limited;

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  our indebtedness may expose us to the risk of increased interest rates because certain of our borrowings, including our borrowings under the Revolving Credit Facility and the FILO Facility, are at variable rates of interest;

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  our indebtedness may prevent us from taking advantage of business opportunities as they arise or successfully carrying out our plans to expand our business; and

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, and place us at a competitive disadvantage compared to less-leveraged competitors; and

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  limit our ability to borrow additional funds.

              In addition, we cannot assure you that we will be able to refinance any of our debt or that we will be able to refinance our debt on commercially reasonable terms. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as sales of assets, sales of equity or negotiations with our lenders to restructure the applicable debt. Further, pursuant to the agreements governing our debt, we are subject to certain covenants which may restrict our financial flexibility. Our ability to service our debt obligations and achieve compliance with affirmative and negative debt covenants will largely depend on our future operating performance, which cannot be assured.

Despite our substantial indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

              We may incur substantial additional indebtedness in the future. Although the agreements governing our Revolving Credit Facility, FILO Facility and Term Loan contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness we can incur in compliance with these restrictions could be substantial. If we incur additional debt, the risks associated with our substantial leverage would increase.

Restrictive covenants in the agreements governing our Revolving Credit Facility, FILO Facility and Term Loan may restrict our ability to pursue our business strategies.

              The agreements governing our Revolving Credit Facility, FILO Facility and Term Loan contain a number of restrictive covenants that impose significant operating and financial restrictions on us, and

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

may limit our ability to engage in acts that may be in our long-term best interests. These include covenants restricting, among other things, our (and our subsidiaries') ability to:

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  incur additional indebtedness or other contingent obligations;

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  grant liens;

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  enter into consolidations or mergers;

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  liquidate or dissolve the business;

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  dispose of all or substantially all of our property or business;

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  dispose of certain property or assets;

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  pay dividends or make other distributions in respect of equity;

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  make payments in respect of subordinated debt;

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  make advances, investments and loans;

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  make certain voluntary payments; and

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  enter into certain transactions with affiliates.

              The documentation governing the Revolving Credit Facility also requires us to maintain specified financial ratios and satisfy other financial condition tests under certain conditions based on the amount available for borrowing under the Revolving Credit Facility. The documentation governing the Term Loan includes a financial covenant requiring our total net leverage not to exceed certain levels. The ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet them. A breach of any covenant or restriction contained in the agreements governing our Revolving Credit Facility, FILO Facility and Term Loan could result in a default under those agreements. If any such default occurs, a majority of the lenders under the applicable agreement may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding borrowings, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable and terminate their commitment to provide us with access to further borrowings. Our assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration. These restrictions and any inability to meet the financial ratios and tests could have a material adverse effect on our business, financial condition and results of operations.

In the future, we may be dependent upon our lenders for financing to execute our business strategy and to meet our liquidity needs. If our lenders are unable to fund borrowings under their credit commitments or we are unable to borrow, it could have a material adverse effect on our business, financial condition, and results of operations.

              During periods of volatile credit markets, there is risk that lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their legal commitments and obligations under existing credit commitments, including but not limited to, extending credit up to the maximum amount permitted by the Revolving Credit Facility and FILO Facility. If our lenders are unable to fund borrowings under their revolving credit commitments or we are unable to borrow, it could be difficult to obtain sufficient funding to execute our business strategy or to meet our liquidity needs, which could have a material adverse effect on our business, financial condition, and results of operations.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Our debt may be downgraded, which could have a material adverse effect on our business, financial condition, and results of operations.

              A reduction in the ratings that rating agencies assign to our short- and long-term debt may negatively impact our access to the debt capital markets and increase our cost of borrowing, which could have a material adverse effect on our business, financial condition, and results of operations.

Volatility and weakness in bank and capital markets may adversely affect credit availability and related financing costs for us.

              Banking and capital markets can experience periods of volatility and disruption. If the disruption in these markets is prolonged, our ability to refinance, and the related cost of refinancing, some or all of our debt could be adversely affected. Although we currently can access the bank and capital markets, there is no assurance that such markets will continue to be a reliable source of financing for us. These factors, including the tightening of credit markets, could adversely affect our ability to obtain cost-effective financing. Increased volatility and disruptions in the financial markets also could make it more difficult and more expensive for us to refinance outstanding indebtedness and to obtain financing. In addition, the adoption of new statutes and regulations, the implementation of recently enacted laws, or new interpretations or the enforcement of older laws and regulations applicable to the financial markets or the financial services industry could result in a reduction in the amount of available credit or an increase in the cost of credit. Disruptions in the financial markets can also adversely affect our lenders, insurers, customers, and other counterparties. Any of these results could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Initial Public Offering and Ownership of Our Common Stock

There is no existing market for our common stock and an active, liquid trading market for our common stock may not develop.

              Prior to this offering, there has been no public market for our common stock. Although we will apply to list our common stock on the NYSE under the symbol "SEGR," we cannot predict the extent to which investor interest in our company will lead to the development of an active trading market or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our shares that you purchase. The initial public offering price of our common stock will be determined by negotiation between us and the underwriters, and may not be indicative of prices that will prevail after the completion of this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares at, or above, the initial public offering price.

The price of our common stock may be volatile and you could lose all or part of your investment.

              Securities markets worldwide have experienced in the past, and are likely to experience in the future, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions could reduce the market price of our common stock regardless of our results of operations. The trading price of our common stock is likely to be highly volatile and could be subject to wide price fluctuations in response to various factors, including, among other things, the risk factors described herein and other factors beyond our control. Factors affecting the trading price of our common stock could include:

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  market conditions in the broader stock market;

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  actual or anticipated variations in our quarterly results of operations;

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  developments in our industry in general;

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

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  variations in operating results of similar companies;

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  introduction of new services or products by us, our competitors or our customers;

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  issuance of new, negative or changed securities analysts' reports or recommendations or estimates;

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  investor perceptions of us and the industries in which we or our customers operate;

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  sales, or anticipated sales, of our stock, including sales by our officers, directors and significant stockholders;

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  additions or departures of key personnel;

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  regulatory or political developments;

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  the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC;

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  announcements, media reports or other public forum comments related to litigation, claims or reputational charges against us;

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  guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;

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  the development and sustainability of an active trading market for our common stock;

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  investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

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  other events or factors, including those resulting from system failures and disruptions, earthquakes, hurricanes, war, acts of terrorism, global outbreaks or pandemic, other natural disasters or responses to these events;

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  changes in accounting principles;

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  share-based compensation expense under applicable accounting standards;

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  litigation and governmental investigations; and

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  changing economic conditions.

              These and other factors may cause the market price and demand for shares of our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock sometimes have instituted securities class action litigation against the company that issued the stock. Securities litigation against us, regardless of the merits or outcome, could result in substantial costs and divert the time and attention of our management from our business, which could have a material adverse effect on our business, financial condition, and results of operations.

Future sales of our common stock, or the perception in the public markets that these sales may occur, could cause the market price for our common stock to decline.

              Upon consummation of this offering, there will be                shares of our common stock outstanding. All shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act. At the time of this offering, we also will have                registered shares of common stock reserved for issuance under our equity incentive plans of which restricted stock units representing                shares of common stock are outstanding and restricted stock units representing                shares of common stock will be issued in connection

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

with this offering, which shares may be issued upon issuance and once vested, subject to any applicable lock-up restrictions then in effect. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of shares of our common stock in the public market, or the perception that those sales will occur, could cause the market price of our common stock to decline. Of the remaining shares of common stock outstanding,                will be restricted securities within the meaning of Rule 144 under the Securities Act and subject to certain restrictions on resale following the consummation of this offering and the concurrent private placement. Restricted securities may be sold in the public market only if they are registered under the Securities Act, or are sold pursuant to an exemption from registration such as Rule 144 or Rule 701, as described in "Shares Eligible for Future Sale."

              We, each of our officers and directors, and substantially all our existing stockholders have agreed that (subject to certain exceptions), for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of BofA Securities, Inc. and Goldman Sachs & Co. LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. BofA Securities, Inc. and Goldman Sachs & Co. LLC, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. See "Underwriting." Following the expiration of the applicable lock-up period, all of the issued and outstanding shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period, and other limitations of Rule 144. See "Shares Eligible for Future Sale" for a discussion of the shares of common stock that may be sold into the public market in the future.

If securities or industry analysts publish unfavorable research about our business, or if our competitors' stock performance decline, the price of our common stock and our trading volume could decline.

              The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently publish research on our company. Once securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish unfavorable research about our business, the price of our common stock likely would decline. Additionally, if one of our competitor's stock performance declines, the price of our common stock and our trading volume could decline as well. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, or if one of our competitor's stock performance declines, demand for our common stock could decrease, which might cause the price of our common stock and trading volume to decline.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

              Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect prior to the completion of this offering provide that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Pursuant to our charter, our directors will not be liable to the company or any stockholders for monetary damages for any breach of fiduciary duty, except (i) acts that breach his or her duty of loyalty to the company or its stockholders, (ii) acts or omissions without good faith or involving intentional misconduct or knowing violation of the law, (iii) pursuant to Section 174 of the Delaware General Corporation Law (the "DGCL") or (iv) for any transaction from which the director derived an improper personal benefit. The bylaws also require us, if so requested, to advance expenses that such director or officer incurred in defending or investigating a threatened or pending action, suit or proceeding, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Because we do not intend to pay cash dividends in the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price.

              We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or to pay any dividends in the foreseeable future. Consequently, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. We do not intend in the foreseeable future to pay any dividends to holders of our common stock. We currently intend to retain our future earnings, if any, for the foreseeable future to repay indebtedness and to support our general corporate purposes. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future, and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which investors have purchased their shares. However, the payment of future dividends will be at the discretion of our board of directors, subject to applicable law, and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions that apply to the payment of dividends, and other considerations that our board of directors deems relevant. See "Dividend Policy." As a consequence of these limitations and restrictions, we may not be able to make the payment of dividends on our common stock.

Our failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act") could have a material adverse effect on our business, financial condition, and results of operations.

              We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of our IPO and in each year thereafter. Our auditors will also need to attest to the effectiveness of our internal control over financial reporting. If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information accurately on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules, may breach the covenants under our credit facilities and incur additional costs. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements, which could have a material adverse effect on our business, financial condition and results of operations.

We will incur increased costs as a result of being a publicly traded company.

              As a company with publicly traded securities, we will incur significant legal, accounting and other expenses not presently incurred as a private company. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated by the SEC and NYSE, will require us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations will increase our legal and financial compliance costs and may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Anti-takeover protections in our amended and restated certificate of incorporation, our amended and restated bylaws or our contractual obligations may discourage or prevent a takeover of our Company, even if an acquisition would be beneficial to our stockholders.

              Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as amended, as well as provisions of the DGCL, could delay or make it more difficult to remove incumbent directors or could impede a merger, takeover or other business combination involving us or the replacement of our management, or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock, even if it would benefit our stockholders.

              In addition, our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, up to                        shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price, or prices and liquidation preferences of such series. The issuance of shares of preferred stock or the adoption of a stockholder rights plan may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the stockholders, even where stockholders are offered a premium for their shares. See "Description of Capital Stock—Anti-takeover Provisions."

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

              This prospectus contains forward-looking statements, including, without limitation, statements concerning the conditions of our industry and our operations, performance and financial condition, including in particular, statements relating to our business, growth strategies, product development efforts, and future expenses. Forward-looking statements can be identified by words such as "anticipates," "intends," "plans," "seeks," "believes," "estimates," "expects," and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, such as those contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

              Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy, and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include the following:

  •
  adverse economic conditions;

  •
  the impact of the COVID-19 pandemic on our business;

  •
  failure to successfully execute our strategic initiatives;

  •
  the competitive nature of the industry in which we conduct our business;

  •
  our inability to timely identify or respond to customer trends;

  •
  significant changes to our relationship with C&S;

  •
  disruptions to our product supply or to C&S's distribution network;

  •
  our inability to maintain the services of key personnel and failure to attract, train and retain qualified staff;

  •
  risks associated with providing pharmacy services at our stores;

  •
  our inability to open, relocate or remodel stores on schedule;

  •
  increases or fluctuations in our operating costs;

  •
  increase in marketing, advertising and promotional costs and inability to implement effective marketing, advertising and promotional strategies;

  •
  failure to maintain our reputation and the value of our brands, including protection of our intellectual property;

  •
  risks associated with leasing substantial amounts of space, including liability under our operating leases assigned to third parties;

  •
  impairment expenses on the value of our long-lived assets;

  •
  risks related to the adoption of fresh start accounting;

  •
  changes in accounting standards, subjective assumptions, estimates and judgements by management related to complex accounting matters;

  •
  failure to maintain the privacy and security of confidential customer and business information;

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

  •
  disruptions of or compromises to our information technology system;

  •
  a loss in customer confidence in the safety and quality of our products;

  •
  our inability to retain the loyalty of our customers;

  •
  unanticipated changes in the insurance market or factors affecting self-insurance reserve estimates;

  •
  results of any ongoing litigation or legal proceedings in which we are involved or in which we may become involved;

  •
  changes in laws, rules and regulations affecting our industry;

  •
  the geographic concentration of our locations, which makes us vulnerable to severe storm damage, natural disasters and other local adverse weather conditions;

  •
  threats or potential threats to security of food and drug safety, the occurrence of a widespread health epidemic and/or pandemic or other incidents beyond our control;

  •
  attempts to unionize our employees;

  •
  the seasonality of our business; and

  •
  inability to utilize a significant portion of our NOLs or other tax attributes.

              See "Risk Factors" for a further description of these and other factors. Although we have attempted to identify important risk factors, there may be other risk factors not presently known to us or that we presently believe are not material that could cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. If any of these risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make such statement. We undertake no obligation to publicly update or to revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should be viewed as historical data.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

USE OF PROCEEDS

              We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering, including from any exercise by the underwriters of their option to purchase additional shares from the selling stockholders. The selling stockholders will receive all of the net proceeds and bear the underwriting discount, if any, attributable to their sale of our common stock. We will pay certain expenses associated with this offering. See "Principal and Selling Stockholders."

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

DIVIDEND POLICY

              We do not currently intend to pay cash dividends on our common stock in the foreseeable future. However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends.

              Our ability to pay dividends is currently restricted by the terms of the agreements governing our indebtedness and may be further restricted by any future indebtedness we incur. See "Description of Material Indebtedness."

              We are a holding company that does not conduct any business operations of our own. As a result, our ability to pay cash dividends on our common stock is dependent upon cash dividends and distributions and other transfers from our subsidiaries.

              In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

              Any future determination to pay dividends will be at the discretion of our board of directors and will take into account:

  •
  restrictions in the agreements governing our indebtedness;

  •
  general economic and business conditions;

  •
  our earnings, financial condition and results of operations;

  •
  our capital requirements;

  •
  our prospects;

  •
  legal restrictions; and

  •
  such other factors as our board of directors may deem relevant.

              See "Risk Factors—Risks Related to Our Initial Public Offering and Ownership of Our Common Stock—Because we do not intend to pay cash dividends in the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price," "Risk Factors—Risks Related to Our Indebtedness—Restrictive covenants in the agreements governing our Revolving Credit Facility, FILO Facility and Term Loan may restrict our ability to pursue our business strategies," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources," "Description of Material Indebtedness," and "Description of Capital Stock."

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

CAPITALIZATION

              The following table sets forth our cash and cash equivalents and our capitalization as of July 8, 2020:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to (i) our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the consummation of this offering and (ii) the related            for            stock split that will occur prior to the consummation of this offering.

              This table should be read in conjunction with "Use of Proceeds," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock" as well as the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	As of July 8, 2020
	Actual	As adjusted
	(in thousands)
Cash and cash equivalents	$93,070

Total Debt(1)	507,962

Stockholders' equity:
Common stock, $0.001 par value per share, 15,000,000 shares authorized, 10,003,033 shares issued and 10,001,936 shares outstanding	10
Additional paid-in capital	466,705
Accumulated deficit	(35,220)
Accumulated other comprehensive loss	(2,897)

Total stockholders' equity	428,598

Total capitalization	$936,560

(1)
For a definition of Total Debt, see "Prospectus Summary—Summary Historical Consolidated Financial and Other Data."

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

DILUTION

              All shares of our common stock being sold in the offering were issued and outstanding prior to this offering. As a result, this offering will not have a dilutive effect on our stockholders.

              Our tangible book value represents the amount of total tangible assets less total liabilities, and our tangible book value per share represents tangible book value divided by the number of shares of common stock outstanding. As of                                    , our tangible book value per share of our common stock was $            .

              The following table summarizes the number of shares of common stock purchased, the total consideration paid and the average price per share paid by the selling stockholders and by investors participating in this offering, based upon the initial public offering price of $            per share.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing Stockholders			%	$		%	$
Purchasers of common stock in this offering			%	$		%	$

Total		100.0%		$	100.0%		$

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

              The following tables set forth our selected historical consolidated financial and other data for the periods and as of the dates indicated. As a result of the Reorganization, the accompanying historical financial statements and selected historical consolidated financial data are presented on a Predecessor and Successor basis. References to "Successor" relate to our results of operations and financial position subsequent to May 30, 2018, the day prior to our emergence from bankruptcy, to coincide with the timing of a normal weekly close. The events between May 30, 2018 and May 31, 2018 were evaluated and management concluded that the use of an accounting convenience date did not have a material impact on our results of operations or financial position. References to "Predecessor" relate to our results of operations and financial position prior to, and including, May 30, 2018. The consolidated financial statements for the Successor periods are not comparable to those of the Predecessor periods.

              We derived the selected historical consolidated financial data as of and for the 28 weeks ended July 8, 2020 and 28 weeks ended July 10, 2019 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We derived the selected historical consolidated financial data as of and for the year ended December 25, 2019 and for the 30 weeks ended December 26, 2018 and for the 22 weeks ended May 30, 2018, as of December 26, 2018 and for the year ended December 27, 2017 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected historical consolidated financial data as of December 27, 2017 and as of and for the years December 28, 2016 and December 30, 2015 from our audited consolidated financial statements not included elsewhere in this prospectus.

              We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting of normal recurring adjustments, that we consider necessary for the fair statement of our financial position and operating results for such periods.

              Our historical results are not necessarily indicative of the results to be expected in any future period. You should read the information set forth below together with "Prospectus Summary—Summary Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Capitalization," and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Successor				Predecessor
	28 Weeks Ended July 8, 2020	28 Weeks Ended July 10, 2019	Year Ended December 25, 2019	30 Weeks Ended December 26, 2018	22 Weeks Ended May 30, 2018	Year Ended December 27, 2017	Year Ended December 28, 2016	Year Ended December 30, 2015
	(in thousands, other than per share data)
Statements of Operations and Comprehensive Income (Loss) Data:
Net Sales	$5,262,757	$4,502,670	$8,277,374	$4,829,732	$3,942,780	$9,875,104	$10,451,420	$11,257,471
Cost of sales, including warehouse and delivery expense	3,806,942	3,325,132	6,117,224	3,586,009	2,914,222	7,278,280	7,787,276	8,388,147

Gross Profit	1,455,815	1,177,538	2,160,150	1,243,723	1,028,558	2,596,824	2,664,144	2,869,324
Operating, general and administrative expenses	1,210,910	1,195,708	2,195,046	1,313,863	1,024,666	2,638,828	2,597,371	2,720,904

Income (Loss) from operations	244,905	(18,170)	(34,896)	(70,140)	3,892	(42,004)	66,773	148,420
Interest expense	36,881	44,607	82,339	64,497	50,988	135,083	134,437	139,135
Reorganization items, net	—	—	—	—	(792,260)	—	—	—

Income (loss) before income taxes	208,024	(62,777)	(117,235)	(134,637)	745,164	(177,087)	(67,664)	9,285
Income tax expense (benefit)	2,334	(533)	(995)	(48,274)	(16,263)	(38,301)	400,606	3,633

Net income (loss)	$205,690	$(62,244)	$(116,240)	$(86,363)	$761,427	$(138,786)	$(468,270)	$5,652

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

	Successor				Predecessor
	28 Weeks Ended July 8, 2020	28 Weeks Ended July 10, 2019	Year Ended December 25, 2019	30 Weeks Ended December 26, 2018	22 Weeks Ended May 30, 2018	Year Ended December 27, 2017	Year Ended December 28, 2016	Year Ended December 30, 2015
	(in thousands, other than per share data)
Net income (loss) as a percent of net sales	3.91%	(1.38)%	(1.40)%	(1.79)%	19.31%	(1.41)%	(4.48)%	0.05%
Weighted-average common shares outstanding—
Basic	10,064	10,001	10,001	10,000
Diluted	10,228	10,001	10,001	10,000
Basic earnings (loss) per share	$20.44	$(6.22)	$(11.62)	$(8.64)
Diluted earnings (loss) per share	$20.11	$(6.22)	$(11.62)	$(8.64)
Pro Forma net income per common share	[•]	[•]	[•]	[•]
Basic	[•]	[•]	[•]	[•]
Diluted

	Successor			Predecessor
	As of July 8, 2020	As of December 25, 2019	As of December 26, 2018	As of December 27, 2017	As of December 28, 2016	As of December 30, 2015

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$93,070	$70,299	$44,512	$50,908	$33,289	$49,586
Total assets	$2,614,493	$2,730,204	$2,413,138	$1,874,165	$2,076,608	$2,531,620
Stockholders' equity (Membership deficiency)	$428,598	$220,181	$372,739	$(750,743)	$(610,304)	$(140,833)

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

              The following discussion and analysis of our historical consolidated financial statements includes periods before the Reorganization as described below under "—Key Factors Affecting Our Results of Operations—The Reorganization and Fresh Start Accounting." Accordingly, the discussion and analysis of such periods does not reflect the significant impact the Reorganization has had and will have on our results of operations. As a result, our historical results of operations are not comparable and may not be indicative of our future results of operations. In addition, the statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business, our liquidity and capital resources and the other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements." Our actual results may differ materially from those contained in or implied by the forward-looking statements. You should read the following discussion together with the sections entitled "Risk Factors," "Selected Historical Consolidated Financial and Other Data," "—Liquidity and Capital Resources" and the financial statements and the related notes thereto included elsewhere in this prospectus.

              Information presented for the 28 weeks ended July 8, 2020 (Successor) and the 28 weeks ended July 10, 2019 (Successor) is derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Information presented for the year ended December 25, 2019 (Successor), the 30 weeks ended December 26, 2018 (Successor), the 22 weeks ended May 30, 2018 (Predecessor) and the year ended December 27, 2017 (Predecessor) is derived from our audited consolidated financial statements included elsewhere in this prospectus.

Overview

              We are a leading regional food retailer based on revenue and number of stores we operate with a long-standing history in the Southeastern United States, serving highly attractive markets throughout Florida, Georgia, Alabama, Louisiana and Mississippi. We operate 420 stores under the "Winn-Dixie," "Harveys" and "Fresco y Más" supermarket banners. We believe we are the sixth largest conventional supermarket operator in the United States and the second largest conventional supermarket operator in the five states in which we operate, respectively, based on aggregate number of stores we operate. According to IRI Worldwide industry data, we maintain the #2 market share position by revenue among the 13 conventional supermarkets that are our competitors within the six major markets in which we compete in the five states in which we operate. Additionally, we operate 140 liquor stores, 231 in-store pharmacies and one centralized specialty pharmacy, which supplement our product assortment and drive incremental customer traffic to our stores.

              We operate our business as a single unit with a single management team, but execute our go-to-market strategy through three well-positioned banners with differentiated strengths and distinct heritages. We strive to build a strong connection with our customers and differentiate ourselves from our competitors by providing a compelling shopping experience that combines a full-service, one-stop shop, emphasizing high-quality, fresh and locally tailored offerings, with excellent customer service and competitive prices.

              While the descriptions of our business and operational data provided in this prospectus, including in this "Overview" section, give effect to the Planned Dispositions, our discussion and analysis of our financial condition and historical results of operations below do not give effect to the Planned Dispositions.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Key Components of Results of Operations and Key Metrics

Stores

              The following table shows stores operating, opened, closed and sold and average square footage during the periods presented:

	Successor				Predecessor
	28 Weeks Ended July 8, 2020	28 Weeks Ended July 10, 2019	Fiscal 2019	30 Weeks Ended December 26, 2018	22 Weeks Ended May 30, 2018	Fiscal 2017	Fiscal 2016	Fiscal 2015
Opened during fiscal period(1)	1	3	3	—	1	1	2	—
Closed or sold during fiscal period(2)	3	25	29	3	127	35	21	48
In operation at fiscal period-end	545	551	547	573	576	702	736	755
Period-end average supermarket square footage (in thousands)	45.8	45.8	45.8	45.8	45.8	45.1	45.0	44.9

(1)
Three fiscal 2019, one 2018 Predecessor, and one fiscal 2017 openings resulted from prior year temporary closures related to natural disasters.

(2)
Two 2018 Successor, two fiscal 2017, and one fiscal 2016 were temporarily closed due to natural disasters.

Net Sales

              Net sales is recognized at the point of sale when the product is provided to the customer. Sales are recorded net of discounts and exclude any sales tax. Discounts provided to customers by vendors, usually in the form of coupons, are not recognized as a reduction in sales, provided the coupons are redeemable at any retailer that accepts coupons. We recognize revenue and record a corresponding receivable from the vendor for the difference between the sales prices and the cash received from the customer. Comparable store sales, average item value, unit volume, items per transaction and number of transactions are key indicators of net sales.

    Comparable store sales

              Comparable store sales are sales from all stores that have been operated by us and open for at least a full year, including stores that we remodeled, enlarged or relocated during the period, and excluding stores that opened or closed during the period. Remodeled stores include banner conversions. We compute the percentage change in comparable store sales by comparing sales from all stores in our comparable store base for a reporting period against sales from the same stores for the same number of operating weeks in the comparable reporting period of the prior year. Also, the quarterly comparable store sales are adjusted for the estimated impact of the timing of Easter. This definition may differ from the methods that other retailers use to calculate comparable store sales.

              The following chart sets forth the percentage change in our comparative store sales for each quarter during fiscal year 2018, 2019 and 2020:

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

(1)
Comparable store sales for Q1 and Q2 of 2019 are adjusted for the shift in the Easter holiday.

(2)
Comparable stores sales for Q2 of 2018 reflects the combined store revenues for the Successor and Predecessor fiscal year 2018 periods for each of the applicable stores.

              Comparable store sales for the first two quarters of 2020 reflect the impact of COVID-19.

Cost of sales and gross profit

              Cost of sales includes the cost of inventory sold during the period (net of discounts and vendor allowances), inventory shortages and purchasing, transportation and warehouse costs as well as depreciation and amortization related to transportation and warehouses.

              Gross profit represents total revenues, which includes net sales and other operating income, less cost of sales. Gross profit is impacted by changes in the mix of products, the rate at which we open or acquire new stores, adjustments to our merchandising plans, pricing and promotion programs and distribution expenses, including fuel costs.

Operating, general and administrative expenses

              Operating, general and administrative expenses includes store labor and benefits expense, advertising expense, lease expense, net of sublease income, other store operating expenses, administrative expense, depreciation and amortization expense, impairment expense and other expenses and charges.

Interest expense

              Interest expense includes capital lease interest, other interest and amortization of deferred financings costs.

Comprehensive income (loss)

              Comprehensive income (loss) represents net income (loss) plus unrealized post-retirement benefit plan gain (loss).

Non-GAAP Earnings Measures

              In addition to reporting GAAP results, we evaluate performance and report our results on certain Non-GAAP Measures. We believe that the presentation of these Non-GAAP Measures provides useful information to investors regarding our results, operating trends and performance between periods. We define Adjusted EBITDA as EBITDA, adjusted for loss (gain) on sale or disposition of assets; expenses associated with the closing or disposition of stores; impairment expense; franchise taxes; expenses (income) in connection with the Reorganization (as discussed below), business optimization, and other strategic initiatives, primarily consisting of professional and consulting fees related to a review of our pricing and promotional strategy, cost savings initiatives, as well as activities relating to the Planned Dispositions and public company preparation costs; incremental costs

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

attributable to opening, remodeling or converting a store; (gain) loss from natural disasters, net of insurance recoveries; share-based compensation expense; fresh start adjustments; fees and expense reimbursement to LSF Southeastern Grocery Holdings LLC; and board of directors fees. We define Net Sales Adjusted for the Planned Dispositions as net sales less the net sales of the stores to be sold in connection with the Planned Dispositions or closed in the normal course since the beginning of fiscal year 2019. We define Total Debt as the sum of long-term debt (including the current portion thereof), unamortized debt issuance costs, unamortized debt discount (premium) and finance/capital lease obligations (including the current portion thereof) and other financing obligations for fiscal year 2015 through fiscal year 2018 and we define Total Net Debt as Total Debt less cash.

              We believe that these supplemental Non-GAAP Measures provide management and other users with additional meaningful financial information that should be considered when assessing our ongoing performance. Our management regularly uses our supplemental Non-GAAP Measures internally to understand, manage and evaluate our business and make operating decisions. Non-GAAP Measures should be viewed in addition to, and not as an alternative to our reported results prepared in accordance with GAAP. See "Summary Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures."

Key Factors Affecting Our Results of Operations

Coronavirus (COVID-19)

              On March 11, 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a global pandemic, and on March 13, 2020, the United States declared the pandemic to be a national emergency. Since then, COVID-19 has resulted in national, state and local authorities mandating or recommending isolation measures for large portions of the population, including shelter-in-place orders, social distancing measures, business and school closures, quarantines, travel restrictions and multi-step policies with the goal of re-opening. While some of these restrictions have been lifted or eased in many jurisdictions as the rates of COVID-19 infections have decreased or stabilized, a resurgence of the pandemic in some areas has slowed or halted the reopening process altogether. The impact of these measures on the U.S. economy, as well as the effectiveness of economic stabilization efforts, including government payments to affected citizens and industries, is uncertain.

              We have been classified as an essential business in all jurisdictions in which we operate and have remained open to serve the needs of our customers. Our priority has been to continue to serve our customers in a way that protects the health and safety of our associates and customers.

              Since the beginning of the COVID-19 pandemic, our results of operations have benefited from a significant increase in sales over multiple months due to increased demand from our customers stockpiling groceries and consuming more food at home as restaurants have not fully reopened to pre-pandemic levels. Consumer staples, paper goods, meat, alcoholic beverages and cleaning supplies have been among the products being purchased in significant quantities. We have experienced significant increases in basket sizes with fewer transactions as customers' behaviors are adjusting to these new circumstances. We believe that because of the COVID-19 pandemic customers consolidated trips to our stores, which has resulted in a lower transaction count but a higher spend per visit. In addition, there has been a substantial increase in customer demand and engagement with our online orders for home delivery, which we offer at most of our stores through our third-party partnerships.

              In response to the COVID-19 pandemic, we have made, and plan to continue to make, significant investments to support and safeguard our front-line store associates. These investments primarily relate to items within Operating, General and Administrative expenses, and include additional compensation and benefits, such as associate appreciation awards and pay, and personal protective equipment and supplies, such as partitions installed at check lanes. In addition, we have implemented additional cleaning of high-touch areas in our stores, including check stands, service counters and

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shopping carts, as well as added floor decals to promote physical distancing. We have also made significant investments in our communities. For example, we raised $2.2 million for Folds of Honor and $1.3 million for local food banks.

              The significant increase in net income and cash flow generated during the COVID-19 pandemic has enabled us to further deleverage, and accelerate our in-store and digital investments and our customer connectivity initiatives. In addition, we have been able to maintain our capital expenditures plan for fiscal year 2020, which includes investments in our new store and store renewal program.

              We rely on various suppliers and vendors to provide and deliver our product inventory on a continuous basis. While we have experienced disruptions in product availability due to the COVID-19 pandemic, we could suffer significant lost revenue in the event of the loss or shutdown of a major supplier or vendor. The ability of vendors to supply required products to us may be interrupted due to illness or absenteeism in their workforces, government mandated shutdown orders or impaired financial conditions.

              While we continue to closely monitor the economic impact of the COVID-19 pandemic and government mandates on our business, the long-term impact of the pandemic is unknown at this time. We expect the impact of the COVID-19 pandemic and government mandates on our financial condition, results of operations and cash flows will largely depend on the extent and duration of the pandemic, the governmental and public actions taken in response, and the effect the pandemic will have on the U.S. economy. Moreover, the COVID-19 pandemic and government mandates make it more challenging for us to estimate future performance of our business, particularly over the near term. See "Risk Factors—Risks Related to Our Business and Industry—Our business has been, and we expect will continue to be, impacted by the COVID-19 pandemic" for additional information.

The Reorganization and Fresh Start Accounting

              On March 27, 2018, we filed voluntary petitions for reorganization under Chapter 11 in the Bankruptcy Court pursuant to a prepackaged plan of reorganization. We emerged from bankruptcy on May 31, 2018 and we elected to apply fresh start accounting effective May 30, 2018 (the "Effective Date"), to coincide with the timing of a normal weekly close. The events between May 30, 2018 and May 31, 2018 were evaluated and management concluded that the use of an accounting convenience date did not have a material impact on the results of operations or financial position.

              Upon emergence from bankruptcy, we adopted fresh start accounting and became a new entity for financial reporting purposes with no ending retained earnings or deficit balance as of the Effective Date. Upon adoption of fresh start accounting, our assets and liabilities were recorded at their fair values as of May 30, 2018, which differed materially from the recorded values of those same assets and liabilities prior to May 30, 2018. As a result, our financial statements after May 30, 2018 are not comparable with the Predecessor's financial statements on and prior to May 30, 2018. For additional information about our application of fresh start accounting, please see Note 3 to the audited consolidated financial statements included elsewhere in this prospectus.

              As of December 25, 2019, we had NOLs for U.S. federal income tax purposes of $578.8 million, which will begin to expire in 2025. Additionally, we had U.S. state NOLs of $579.7 million, subject to various carryforward limitations depending upon the state authority, which expire at various times beginning in 2022. Due to the change in control associated with bankruptcy, the U.S. federal NOLs are subject to a limitation calculated under Section 382 of the Code. The federal annual limitation on these NOLs is $10.5 million, which limitation is expected to be increased under the built-in gain rules of Section 382 of the Code in the first five years following the bankruptcy for recognition of built-in gains of approximately $327 million. It is expected our U.S. state NOLs will have

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limitations similar to those imposed under Section 382 of the Code. For additional information, please see Note 12 to our audited financial statements included elsewhere in this prospectus.

Implementation of our Transformation Plan

              We have been implementing a multi-year transformation plan designed to reposition our business and create a better customer experience. Prior to 2017, our transformation plan focused on growth and regional consolidation, pursuant to which we undertook numerous, large-scale acquisitions, including the Winn-Dixie and Harveys banners in 2012 and 2013, respectively. In 2017, we began implementing the next phase of our plan, which focused on our efficient deployment of capital and investment in our infrastructure, including a system-wide refresh of our stores, improved automated ordering systems and the re-launch of our Owned Brands strategy and loyalty program, among other initiatives. In 2018, in connection with the Reorganization, we reduced outstanding debt by $635.9 million.

              The current phase of our multiyear plan is focused on rejuvenating our store fleet through increased renewals, aligning our promotional activity, optimizing our product assortment, including a greater focus on fresh and our Own Brands portfolio, and enhancing customer connectivity utilizing our sophisticated loyalty program. After giving effect to the Planned Dispositions, from the beginning of fiscal 2016 through July 8, 2020, we have renewed 51% of our stores. By the end of 2020, we expect to have over 180 store renewals completed, which, together with our banner conversions, will put our percentage of stores renewed at 55% since the beginning of fiscal 2016. We aim to renew another 42% of stores in the next four years bringing our total stores renewed to 97% by the end of 2024. We also aim to obtain an average store age of less than four years by the end of 2024. For the 125 renewed stores that have been open for longer than 12 months, as of July 8, 2020, we experienced an average sales increase of approximately 10% and a return on investment that consistently exceeded our internal 20% target. Our results of operations have been and will continue to be impacted by the success of these initiatives.

Store Openings and Closings

              Opening new stores and closing existing stores impact our results of operations. Costs related to both openings and closings are charged to operations as incurred. New stores require an initial capital investment in the store build-outs, fixtures and equipment which we amortize over time as well as cash required for inventory and pre-opening expenses. See "—Key Components of Results of Operations and Key Metrics—New Stores." Costs of closing stores include, among other things, non-cancelable lease payments, real estate taxes, common area maintenance charges and utility costs.

    Store Count as of July 8, 2020

              As of July 8, 2020, we operated 545 stores located in Florida, South Carolina, Georgia, Alabama, Louisiana, North Carolina and Mississippi. After giving effect to the Planned Dispositions,

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we will operate 420 stores in Florida, Alabama, Louisiana, Georgia and Mississippi. The following table shows the number of stores we operate in each state:

	STORE COUNT
	Current(1)	After Planned Dispositions
Florida	320	320
South Carolina	84	—
Georgia	55	25
Alabama	39	39
Louisiana	29	29
North Carolina	11	—
Mississippi	7	7

Total	545	420

(1)
Does not reflect the disposition of 62 stores to Food Lion, a subsidiary of Ahold Delhaize, the disposition of 20 stores to Alex Lee, the disposition of three stores to B&T Foods pursuant to a right of assignment held by Alex Lee and the intended divestiture of 40 stores by the end of first half of fiscal year 2021 pursuant to the Planned Dispositions. The dispositions to Food Lion are expected to close during the first quarter of fiscal year 2021, subject to regulatory approvals and other customary closing conditions, and the dispositions to Alex Lee and B&T Foods are expected to close in fiscal year 2020.

Planned Dispositions

              On May 29, 2020, we entered into the Food Lion Store Sales Agreement to sell 62 stores (comprised of 46 BI-LO stores and 16 Harveys stores) to Food Lion, LLC. In connection with the Planned Dispositions, we also entered into an agreement with Ahold Delhaize to transition the distribution center located in Mauldin, South Carolina to Ahold Delhaize. Under the terms of these agreements, we will sell substantially all of the store-related assets (including the owned and leased real property), exclusive of certain assets including inventory and pharmacy prescription files. The sale transaction is expected to close during the first quarter of fiscal year 2021, subject to regulatory approvals and other customary closing conditions.

              Also in May 2020, we entered into agreements to sell the pharmacy prescription files for 58 of the in-store pharmacies that we operate under the BI-LO, Harveys and Winn-Dixie supermarket banners to CVS and Walgreens, which sales closed in the late part of the second quarter of fiscal year 2020. The total sale price was $56.3 million for the pharmacy prescription files and $6.8 million for the acquired inventory.

              In addition, in June 2020, we announced our intention to sell an additional 63 stores, comprised of 61 BI-LO stores and two Harveys stores, in North Carolina, South Carolina and Georgia by the end of first half of fiscal year 2021. In September 2020, we announced an agreement to sell 23 of the 63 stores (together with the Food Lion Store Sales Agreement, the "Store Sales Agreements"), comprised of 22 BI-LO stores and one Harveys, in South Carolina and Georgia to Alex Lee, under which Alex Lee will purchase 20 stores and B&T Foods will purchase three stores pursuant to a right of assignment held by Alex Lee. After these dispositions, we will no longer operate stores under the BI-LO banner. Approximately 87% of our remaining portfolio will consist of the Winn-Dixie banner subsequent to the dispositions. We refer to the planned sale of these 40 remaining stores, together with 85 stores that are being sold pursuant to the Store Sales Agreement, as the "Planned Dispositions."

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See "Prospectus Summary—Successful Repositioning of the Business has Driven Strong Financial Momentum."

Impact of Competition

              Our net sales are impacted by competitive store openings in our market areas, competitors expanding their capabilities further into eCommerce, as well as competition from new channels. See, "Risk Factors—Risks Related to Our Business and Industry—We operate in a highly competitive industry with low profit margins, and any failure to compete successfully, as a result of actions taken by our competitors or otherwise, could materially adversely affect our business, financial condition and results of operations."

Incremental Public Company Expenses

              Following our initial public offering, we will incur significant expenses on an ongoing basis that we did not incur as a private company. Those costs include additional director and officer liability insurance expenses, as well as third-party and internal resources related to accounting, auditing, Sarbanes-Oxley Act compliance, legal and investor and public relations expenses. These costs will generally be expensed under SG&A.

Fiscal Periods

              We end our fiscal year on the last Wednesday in December and report our year-end financial position, results of operations and cash flows accordingly. The last three fiscal years consisted of the 52-week periods ended December 25, 2019 (Successor), the 30 weeks ended December 26, 2018 (Successor), the 22 weeks ended May 30, 2018 (Predecessor) and December 27, 2017 (Predecessor). The first quarter of each fiscal year includes 16 weeks while the remaining quarters include 12 weeks each quarter.

Results of Operations

              As a result of the Reorganization on May 31, 2018, the historical financial statements and information are presented on a Successor and Predecessor basis. The following tables set forth our historical results of operations for the periods indicated below:

	Successor				Predecessor
(in millions)	28 Weeks Ended July 8, 2020	28 Weeks Ended July 10, 2019	Fiscal 2019	30 Weeks Ended December 26, 2018	22 Weeks Ended May 30, 2018	Fiscal 2017
Net sales	$5,262.8	$4,502.7	$8,277.4	$4,829.7	$3,942.8	$9,875.1
Gross profit	1,455.8	1,177.5	2,160.2	1,243.7	1,028.6	2,596.8
Operating, general and administrative expenses	1,210.9	1,195.7	2,195.0	1,313.9	1,024.7	2,638.8
Interest expense	36.9	44.6	82.3	64.5	51.0	135.1
Reorganization items, net	—	—	—	—	(792.3)	—
Income tax expense (benefit)	2.3	(0.5)	(1.0)	(48.3)	(16.3)	(38.3)

              We believe that combining the net sales and gross profits of the Predecessor and Successor periods within fiscal year 2018 is useful for the assessment of our ongoing financial and operational performance and trends because there was continuity of our operations before and after the Reorganization and these results were not impacted by the adoption of fresh start accounting. Accordingly, in the discussion below, we compare our net sales and gross profit from fiscal year 2019

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and fiscal year 2017 to the combined Predecessor and Successor periods for fiscal year 2018. References to "fiscal year 2018" below refer to the 30 weeks ended December 26, 2018 (Successor) and the 22 weeks ended May 30, 2018 (Predecessor) periods combined, which reflects the addition of the two periods with no other adjustments.

Comparison of operating results for the 28 weeks ended July 8, 2020 (Successor) to the 28 weeks ended July 10, 2019 (Successor)

Net Sales

              Net sales for the 28 weeks ended July 8, 2020 (Successor) were $5.3 billion compared to $4.5 billion for the 28 weeks ended July 10, 2019 (Successor), an increase of 16.9% as compared to the same period in the prior fiscal year, primarily due to the increase in demand for products due to COVID-19.

              The following table presents comparable store sales for the 28 weeks ended July 8, 2020 (Successor) and July 10, 2019 (Successor), respectively:

	Successor		Increase (Decrease)
(in millions)	28 Weeks Ended July 8, 2020	28 Weeks Ended July 10, 2019	$	%
Net sales	$5,262.8	$4,502.7	760.1	16.9%
Other income(1)	6.8	(4.3)	11.1
Closed/new stores	(66.5)	(103.9)	37.4

Comparable store sales	5,203.1	$4,394.5	808.6	18.4%

(1)
Consists primarily of revenue from products and services that are not related to the sale of inventory (including, but not limited to, fees from lottery sales, revenue from recycling product packaging and fees related to customer money transfers) and is net of the deferred revenue and revenue reductions recognized in net sales.

              We define comparable store sales as sales from stores that have been open for at least a year, including stores that we remodeled, enlarged, or relocated during the period and excluding stores that opened or closed during the period. Remodeled stores include banner conversions.

              Comparable store sales were $5.2 billion for the 28 weeks ended July 8, 2020 as compared to $4.4 billion for the 28 weeks ended July 10, 2019. The increase of 18.4% resulted from the increase in volume due to the increase in demand for products due to COVID-19.

Gross Profit

              Gross profit for the 28 weeks ended July 8, 2020 (Successor) and the 28 weeks ended July 10, 2019 (Successor) was $1.5 billion, or 27.7% of net sales, and $1.2 billion, or 26.2% of net sales, respectively. The increase was driven by the additional sales leverage, including shrink benefits, from COVID-19 and a lower promotional environment.

Operating, General and Administrative Expenses

              Operating, general and administrative expenses for the 28 weeks ended July 8, 2020 (Successor) and July 10, 2019 (Successor) were $1.2 billion, or 23.0% of net sales, and $1.2 billion, or 26.6% of net sales, respectively. The decrease as a percentage of net sales is due to improved sales leverage from higher sales partially offset by additional costs such as payroll and other costs related to COVID-19.

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Interest Expense

              Interest expense for the 28 weeks ended July 8, 2020 (Successor) was $36.9 million as compared to interest expense for the 28 weeks ended July 10, 2019 (Successor) of $44.6 million. The decline is due to lower interest on our Revolving Credit Facility and Term Loan Facility due to reduced debt balances as well as lower variable interest rates.

Income Tax Expense (Benefit)

              Income tax expense for the 28 weeks ended July 8, 2020 (Successor) was $2.3 million as compared to the income tax benefit for the 28 weeks ended July 10, 2019 (Successor) of $0.5 million. The expense (benefit) is a result of the change in valuation allowance due to changes in deferred tax assets and liabilities and the associated valuation allowance. For the 28 weeks ended July 8, 2020 (Successor), income tax expense is also due to the expected current taxes owed in excess of the net operating loss ("NOL") carryforwards available.

Comparison of operating results for fiscal year ended December 25, 2019 ("2019") (Successor) to the 30 weeks ended December 26, 2018 (Successor) and the 22 weeks ended May 30, 2018 (Predecessor)

Net Sales

              Net sales were $8.3 billion for fiscal year 2019 (Successor) as compared to $4.8 billion for the 30 weeks ended December 26, 2018 (Successor) and $3.9 billion for the 22 weeks ended May 30, 2018 (Predecessor), or $8.8 billion for fiscal year 2018. The decrease of 5.6% was due primarily to a loss of sales from closed or sold stores.

              The following table presents comparable store sales for fiscal year 2019 (Successor), the 30 weeks ended December 26, 2018 (Successor) and the 22 weeks ended May 30, 2018 (Predecessor):

	Successor		Predecessor	Increase (Decrease)
(in millions)	Fiscal 2019	30 Weeks Ended December 26, 2018	22 Weeks Ended May 30, 2018	$	%
Net sales	$8,277.4	$4,829.7	$3,942.8	(495.1)	(5.6)%
Other income(1)	(2.1)	(0.1)	(13.1)	11.1
Closed/new stores	(141.3)	(193.8)	(467.9)	520.4

Comparable store sales	$8,134.0	$4,635.8	$3,461.8	36.4	0.4%

(1)
Consists primarily of revenue from products and services that are not related to the sale of inventory (including, but not limited to, fees from lottery sales, revenue from recycling product packaging and fees related to customer money transfers) and is net of the deferred revenue and revenue reductions recognized in net sales.

              Comparable store sales were $8.1 billion for fiscal year 2019 (Successor) as compared to $4.6 billion for the 30 weeks ended December 26, 2018 (Successor) and $3.5 billion for the 22 weeks ended May 30, 2018 (Predecessor), or $8.1 billion for fiscal year 2018. The increase of 0.4% resulted from the impact of our pricing promotions, partially offset by a decrease in transactions.

Gross Profit

              Gross profit was $2.2 billion, or 26.1% of net sales, for fiscal year 2019 (Successor) as compared to $1.2 billion, or 25.8% of net sales, for the 30 weeks ended December 26, 2018 (Successor) and $1.0 billion, or 26.1% of net sales, for the 22 weeks ended May 30, 2018 (Predecessor), or $2.3 billion, or 25.9% of net sales, for fiscal year 2018. The increase of 20 basis points was due

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primarily to the benefit of lower inventory shrink (20 basis points), pricing and promotional programs and the net benefit of our optimized store network (30 basis points) partially offset by the impact from sunsetting our prior loyalty rewards program during 2018 (20 basis points), and an increase in lease expense related to adoption of ASU 2016-02 during 2019 (10 basis points).

Operating, General and Administrative Expenses

              Operating, general and administrative expenses were $2.2 billion, or 26.5% of net sales, for fiscal year 2019 (Successor) as compared to $1.3 billion, or 27.2% of net sales, for the 30 weeks ended December 26, 2018 (Successor) and $1.0 billion, or 26.0% of net sales, for the 22 weeks ended May 30, 2018 (Predecessor), or $2.3 billion, or 26.7% of net sales, for fiscal 2018. The decrease as a percentage of sales of 20 basis points was due to a decrease in store operating expenses due to an optimized store network (30 basis points), a decrease in other expenses and charges which were primarily related to bankruptcy and store sales and closures during the 22 weeks ended May 30, 2018 (35 basis points), and a decrease in impairment expense (15 basis points) which was $21.2 million for fiscal 2019 (Successor) and $35.6 million for the 22 weeks ended May 30, 2018 (Predecessor), respectively. There was no impairment recognized in the 30 weeks ended December 26, 2018 (Successor). These decreases were partially offset by an increase in depreciation expense (30 basis points) as well as the increase in lease expense due to the adoption of ASU 2016-02 during 2019 (30 basis points).

Interest Expense

              Interest expense was $82.3 million for fiscal year 2019 (Successor) as compared to $64.5 million for the 30 weeks ended December 26, 2018 (Successor) and $51.0 million for the 22 weeks ended May 30, 2018 (Predecessor). Interest expense for fiscal year 2019 (Successor) and the 30 weeks ended December 26, 2018 (Successor) includes interest on the ABL Credit Agreement and Term Loan Facility as well as the interest related to capital leases, which were adjusted to fair value as of the Effective Date. Interest expense for the 30 weeks ended December 26, 2018 (Successor) also includes interest related to other financing obligations which were adjusted to fair value as of the Effective Date. Interest expense for the 22 weeks ended May 30, 2018 (Predecessor) includes interest associated with the previous capital structure and is therefore not comparable. In addition, interest accrual on the PIK Toggle Notes ceased on March 27, 2018 due to the commencement of the Chapter 11 cases.

Reorganization Items, net

              Reorganization items, net was $792.3 million for the 22 weeks ended May 30, 2018 (Predecessor), all of which were recorded by the Predecessor. There were no reorganization items for fiscal year 2019 (Successor) or the 30 weeks ended December 26, 2018 (Successor). Reorganization items, net includes the unamortized debt issuance costs and discount related to Predecessor debt, lease adjustments, professional fees during the bankruptcy proceedings, fresh start adjustments and the extinguishment of the PIK Toggle Notes in exchange for the holders' pro-rata share of our new common stock. See our audited consolidated financial statements included elsewhere in this prospectus for additional information.

Income Tax Benefit

              Income tax benefit was $1.0 million for fiscal year 2019 (Successor) as compared to $48.3 million for the 30 weeks ended December 26, 2018 (Successor) and $16.3 million for the 22 weeks ended May 30, 2018 (Predecessor). The benefit is a result of the change in valuation allowance due to changes in the indefinite-lived deferred tax assets and liabilities.

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Comparison of operating results for the 30 weeks ended December 26, 2018 (Successor) and the 22 weeks ended May 30, 2018 (Predecessor) to the fiscal year ended December 27, 2017 ("2017") (Predecessor)

Net Sales

              Net sales were $4.8 billion for the 30 weeks ended December 26, 2018 (Successor) and $3.9 billion for the 22 weeks ended May 30, 2018 (Predecessor), or $8.8 billion for fiscal year 2018, as compared to $9.9 billion for fiscal year 2017 (Predecessor). The decrease of 11.2% was due primarily to a loss of sales from closed or sold stores and a decrease in comparable store sales. We estimate that 1.5%, or $135 million, of the decline was due to cycling Hurricane Irma and the incremental Disaster Supplemental Nutrition Assistance Program ("DSNAP") benefits in our market place in fiscal year 2017.

              The following table presents comparable store sales for the 30 weeks ended December 26, 2018 (Successor), the 22 weeks ended May 30, 2018 (Predecessor) and fiscal year 2017 (Predecessor):

	Successor	Predecessor		(Decrease) Increase
(in millions)	30 Weeks Ended December 26, 2018	22 Weeks Ended May 30, 2018	Fiscal 2017	$	%
Net sales	$4,829.7	$3,942.8	$9,875.1	(1,102.6)	(11.2)%
Other income(1)	(0.1)	(13.1)	(86.1)	72.9
Closed/new stores	(46.6)	(360.7)	(1,341.8)	934.5

Comparable store sales	$4,783.0	$3,569.0	$8,447.2	(95.2)	(1.1)%

(1)
Consists primarily of revenue from products and services that are not related to the sale of inventory (including, but not limited to, fees from lottery sales, revenue from recycling product packaging and fees related to customer money transfers) and for the 30 weeks ended December 26, 2018 (Successor) and the 22 weeks ended May 30, 2018 (Predecessor) is net of the deferred revenue and revenue reductions recognized in net sales due to the adoption of ASU 2014-09. ASU 2014-09 did not impact the fiscal 2017 (Predecessor) amounts.

              Comparable store sales were $4.8 billion for the 30 weeks ended December 26, 2018 (Successor) and $3.6 billion for the 22 weeks ended May 30, 2018 (Predecessor), or $8.4 billion for fiscal year 2018, as compared to $8.4 billion for fiscal year 2017 (Predecessor). A decrease of 1.1% was driven by a decrease in transactions, primarily due to the impact of net competitor openings, the cycling of Hurricane Irma and the incremental DSNAP benefits in our market place in fiscal year 2017 (Predecessor), which was partially offset by the positive impact of pricing and promotional programs.

Gross Profit

              Gross profit was $1.2 billion, or 25.8% of net sales, for the 30 weeks ended December 26, 2018 (Successor) and $1.0 billion, or 26.1% of net sales, for the 22 weeks ended May 30, 2018 (Predecessor), or $2.3 billion, or 25.9% of net sales, for fiscal year 2018, as compared to $2.6 billion, or 26.3% of net sales fiscal year 2017 (Predecessor). The decrease as a percent of sales of 40 basis points was due primarily to higher distribution costs and the impact of closed stores (20 basis points), costs incurred in 2018 related to our distribution network consolidation (10 basis points), negative impact on our inventory shrink results as a percentage of sales from cycling the increased sales from Hurricane Irma and other pricing and promotional programs (30 basis points), partially offset by the impact from sunsetting our prior loyalty rewards program during 2018 (20 basis points).

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Operating, General and Administrative Expenses

              Operating, general and administrative expenses were $1.3 billion, or 27.2% of net sales, for the 30 weeks ended December 26, 2018 (Successor) and $1.0 billion, or 26.0% of net sales, for the 22 weeks ended May 30, 2018 (Predecessor), or $2.3 billion, or 26.7% of net sales for fiscal year 2018, as compared to $2.6 billion, or 26.7% of net sales for fiscal year 2017 (Predecessor). Operating, general and administrative expense as a percent of sales was unchanged. The operating and general administrative expense as a percent of sales was unchanged due to an increase in depreciation and amortization expense (50 basis points) and increase in other expenses and charges primarily due to costs incurred related to bankruptcy and store sales and closures during the 22 weeks ended May 30, 2018 (30 basis points) offset by a decrease in impairment expense (80 basis points) which was $35.6 million and $115.1 million for the 22 weeks ended May 30, 2018 (Predecessor) and fiscal 2017 (Predecessor), respectively. There was no impairment recognized in the 30 weeks ended December 26, 2018.

Interest Expense

              Interest expense was $64.5 million for the 30 weeks ended December 26, 2018 (Successor) and $51.0 million for the 22 weeks ended May 30, 2018 (Predecessor), as compared to $135.1 million for fiscal year 2017 (Predecessor). Due to the bankruptcy filing, we ceased accrual of interest related to the PIK Toggle Notes from March 27, 2018 through the Effective Date when the PIK Toggle Notes were canceled in exchange for equity interests in us and, as a result, interest expense on the PIK Toggle Notes was $32.7 million less than fiscal year 2017 (Predecessor). Interest expense for the 30 weeks ended December 26, 2018 includes interest on the ABL Credit Agreement and Term Loan Facility as well as the interest related to capital leases and other financing obligations which were adjusted to fair value as of the Effective Date.

Reorganization Items, net

              Reorganization items, net was $792.3 million for the 22 weeks ended May 30, 2018 (Predecessor), all of which were recorded by the Predecessor. There were no reorganization items for the 30 weeks ended December 26, 2018 (Successor) or fiscal year 2017 (Predecessor). Reorganization items, net includes the unamortized debt issuance costs and discount related to Predecessor debt, lease adjustments, professional fees during the bankruptcy proceedings, fresh start adjustments and the extinguishment of the PIK Toggle Notes in exchange for the holders' pro-rata share of our new common stock. See our audited consolidated financial statements included elsewhere in this prospectus for additional information.

Income Tax Benefit

              Income tax benefit was $48.3 million for the 30 weeks ended December 26, 2018 (Successor) and $16.3 million for the 22 weeks ended May 30, 2018 (Predecessor), as compared to $38.3 million for fiscal year 2017 (Predecessor). The increase in benefit is due to the effect of the valuation allowance and the tax expense associated with indefinite-lived intangible assets.

Liquidity and Capital Resources

Summary

              As of July 8, 2020, we had $449.5 million of liquidity, comprised of $356.4 million of borrowing availability under the Revolving Credit Facility and $93.1 million of cash and cash equivalents. As a result, we believe that cash generated from operations and availability under the revolving credit facility, subject to any applicable covenants or restrictions, will be sufficient to meet our working

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capital, capital expenditures and financing requirements for the 12 months subsequent to the issuance of the financial statements.

ABL Credit Agreement

              On May 31, 2018, BI-LO, LLC entered into the ABL Credit Agreement, which includes a $550 million Revolving Credit Facility and a $50 million FILO Facility. The Revolving Credit Facility matures on May 31, 2023 and the FILO Facility matures on May 31, 2022. As of July 8, 2020, we had $356.4 million of borrowing availability, net of $40.0 million of outstanding borrowings and $70.3 million in outstanding letters of credit for the Revolving Credit Facility. Subsequent to July 8, 2020, we repaid in full the FILO Facility including $30.1 million through an optional prepayment. See "Description of Material Indebtedness—Credit Agreement."

Term Loan Agreement

              On May 31, 2018, BI-LO, LLC entered into a $475.0 million Term Loan Agreement. Subsequent to July 8, 2020, we repurchased $22.9 million principal amount of the Term Loan in the open market and $0.9 million of scheduled amortization, thereby reducing the aggregate principal amount of the Term Loan Facility to $348.2 million. See "Description of Material Indebtedness—Term Loan."

Historical Cash Flow Data

              The table below presents certain information from the accompanying Consolidated Statements of Cash Flows included elsewhere in this prospectus for fiscal year 2019 (Successor), the 30 weeks ended December 26, 2018 (Successor), the 22 weeks ended May 30, 2018 (Predecessor) and fiscal year 2017 (Predecessor).

	Successor				Predecessor
(in thousands)	28 Weeks Ended July 8, 2020	28 Weeks Ended July 10, 2019	Fiscal 2019	30 Weeks Ended December 26, 2018	22 Weeks Ended May 30, 2018	Fiscal 2017
Net cash provided by (used in) operating activities	$398,435	$(17,409)	$56,945	$89,975	$89,928	$216,291
Net cash used in investing activities	(13,112)	(76,085)	(141,248)	(116,526)	(3,916)	(104,980)
Net cash (used in) provided by financing activities	(363,092)	87,150	108,939	17,021	(79,538)	(93,692)

Operating Activities

              Our net cash provided by operating activities for the 28 weeks ended July 8, 2020 increased as compared to the same period in the prior year due to improvements in operating performance and changes in working capital primarily related to inventory and accounts payable as our business adjusts for the significant increase in sales volume during the 28 weeks ended July 8, 2020 related to the COVID-19 pandemic. Also contributing to the increase in cash flow from operations was the deferral of approximately $17.7 million of the employer-paid portion of social security taxes provided under the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") signed into law on March 27, 2020. Cash provided by operating activities was similarly impacted during both the 28 weeks ended July 8, 2020 and the same period in the prior year from the impact of the reduction of terms in accordance with the C&S Supply Contract which were extended during the 22 weeks ended May 30, 2018. The final reduction in terms occurred during the 28 weeks ended July 8, 2020.

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              Our net cash provided by operating activities for 2019 declined when compared to the comparative period in 2018 due primarily to working capital changes including the inventory liquidations related to store closures in the 22 weeks ended May 30, 2018 which did not reoccur in 2019 and the impact of the reduction of payment terms in accordance with the C&S Supply Contract which were extended during the 22 weeks ended May 30, 2018. In addition, the adoption of ASU 2016-02 resulted in payments on lease obligations of approximately $25 million which were included in cash flows from financing activities in the 30 weeks ended December 26, 2018 and the 22 weeks ended May 30, 2018 to be reflected in cash flows from operating activities in 2019.

              Our net cash provided by operating activities for 2018 increased when compared to the comparative period of 2017 primarily due to working capital changes including the liquidation of inventory related to store closings in the 22 weeks ended May 30, 2018 and the impact of the extension of payment terms in accordance with the C&S Supply Contract.

Investing Activities

              Net cash used in investing activities for the 28 weeks ended July 8, 2020 (Successor) was due primarily to purchases of long-lived assets of $71.7 million offset by proceeds from sale of assets of $57.2 million.

              Net cash used in investing activities for the 28 weeks ended July 10, 2019 (Successor) was due primarily to purchases of long-lived assets of $93.7 million, offset by proceeds from insurance of $8.7 million and proceeds from sale of assets of $8.4 million related to store closures.

              Net cash used in investing activities for fiscal year 2019 (Successor) was due primarily to purchases of long-lived assets of $164.7 million, offset by proceeds from sale of assets of $12.3 million related to store closures and proceeds from insurance of $10.6 million.

              Net cash used in investing activities for the 30 weeks ended December 26, 2018 (Successor) and the 22 weeks ended May 30, 2018 (Predecessor) was due primarily to purchases of long-lived assets of $171.0 million, partially offset by proceeds from sale of assets of $43.2 million.

              Net cash used in investing activities for fiscal year 2017 (Predecessor) was due primarily to purchases of long-lived assets of $115.7 million, partially offset by proceeds from sale of assets of $8.7 million.

Financing Activities

              Net cash used in financing activities for the 28 weeks ended July 8, 2020 (Successor) was due to net payments of $248.0 million under the Revolving Credit Facility, $99.7 million on the Term Loan Facility and the FILO Facility, $11.5 million on the various financed agreements, and payments of $4.0 million on finance leases.

              Net cash provided by financing activities for the 28 weeks ended July 10, 2019 (Successor) was due to net borrowings of $60.0 million under the Revolving Credit Facility and proceeds from various financed agreements of $39.4 million, including the $23.0 million third party litigation agreement, partially offset by payments of $3.7 million on finance leases.

              Net cash provided by financing activities for fiscal year 2019 (Successor) was due to net borrowings of $88.0 million under the Revolving Credit Facility and proceeds from various financed agreements of $49.4 million, including the $33.0 million third-party litigation agreement. This is partially offset by payments of $6.1 million on finance leases, $12.3 million on the Term Loan and the FILO Facility and $10.1 million on the various financed agreements. The Total Net Debt was $0.8 billion as of December 25, 2019 as compared to $0.9 billion as of December 26, 2018, an decrease by $0.1 billion.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

              Net cash used in financing activities for the 30 weeks ended December 26, 2018 (Successor) and the 22 weeks ended May 30, 2018 (Predecessor) was due to payments on the Senior Secured Notes of $425.0 million, net payments of $280.0 million under the 2014 Revolving Credit Facility, payments on capital leases and other financing obligations of $22.1 million and payments on the Global Settlement of $10.1 million. This was offset by proceeds from the Successor debt, including the Revolving Credit Facility, the Term Loan and the FILO Facility, of $650.8 million, net of debt issue costs, and net borrowings on the Revolving Credit Facility of $30.0 million. The Total Net Debt was $0.9 billion as of December 26, 2018 as compared to $1.5 billion as of December 27, 2017, a decrease by $0.6 billion.

              Net cash used in financing activities for fiscal year 2017 (Predecessor) was due to net repayments of $60.0 million under the 2014 Revolving Credit Facility and payments on capital leases and other financing obligations of $33.7 million.

Capital Expenditures

              Capital expenditures for the 28 weeks ended July 8, 2020 (Successor) and fiscal year 2019 (Successor) totaled $71.7 million and $164.7 million, respectively, a majority of which related to store maintenance, technology and other capital projects with the remainder invested in information technology and remodeled stores, including banner conversions.

              For fiscal year 2020, we estimate a total capital budget of approximately $150.0 million to $160.0 million. Of this amount, approximately $60.0 million to $65.0 million is related to store maintenance and other capital projects, $30.0 million is related to technology, and $60.0 million to $65.0 million is related to store renewal or new store projects. We target an annual capital expenditure of approximately 3% of net sales.

Contractual Obligations

              We assume various financial obligations and commitments in the normal course of our operating and financing activities. Contractual obligations represent known future cash payments that we will be required to make under existing arrangements, such as debt and lease agreements.

              The following table presents our contractual obligations as of December 25, 2019:

(In millions)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt(1)	$794.6	$16.0	$37.0	$741.6	$—
Interest on long-term debt(2)	253.3	63.1	119.5	70.7	—
Finance leases	86.4	12.7	22.1	19.4	32.2
Operating leases	1,034.6	195.5	322.8	218.4	297.9
Post-retirement benefits(3)	41.2	1.5	3.0	3.1	33.6
Purchase obligations(4)	16.3	16.3	—	—	—
Other(5)	59.4	27.2	27.2	5.0	—

Total	$2,285.8	$332.3	$531.6	$1,058.2	$363.7

(1)
Excludes $73.8 million in letters of credit outstanding under the Revolving Credit Facility and Express Availability of $173.8 million under the Revolving Credit Facility. Includes outstanding borrowings of $288 million on the Revolving Credit Facility, $38.8 million principal amount of debt on FILO Facility (which was paid off in full on August 6, 2020) and $467.9 million principal amount of debt on Term Loan. It does not include the carrying value of finance lease obligations of $56.2 million, which is included in Total Debt of $850.8 million as of December 25, 2019.

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(2)
Reflects the interest on the FILO Facility and the Term Loan, assuming repayment of principal and interest and fees on the Revolving Credit Facility through the maturity, assuming the balance as of December 25, 2019. Excludes the original issue discount amortization and amortization of deferred debt issuance costs.

(3)
Payments for retiree plans are based on actuarial projections related to our post-retirement benefits. See Note 14—Benefit and Compensation Plans—Post-retirement Benefits, to the audited consolidated financial statements included elsewhere in this prospectus.

(4)
We enter into supply contracts to purchase products for resale in the ordinary course of our business. These contracts may include specific merchandising obligations related to the products and, if so, typically include either a volume commitment or a fixed expiration date; pricing terms based on the vendor's published list price; termination provisions; and other standard contractual considerations. Contracts that are cancelable within 120 days are excluded. Contracts that are either non-cancelable or are less specific as to our obligations upon cancellation are included above. When applicable, we used anticipated purchase volumes to allocate the purchase obligation to the indicated periods. The amounts above include open purchase obligations of $15.1 million.

(5)
Upon termination or expiration of the C&S Supply Contract, we may be required to purchase the C&S assets at net book value and the inventory located at the facilities and assume any C&S lease or service agreement related to the operations of the facilities. As of December 25, 2019, the net book value of such distribution assets, including distribution assets purchased by C&S since commencement of the agreement, was $18.0 million. Additional amounts include items such as merchandising and supply agreements, maintenance agreements for information technology and advertising agreements. The amounts above do not include $49.0 million of maximum potential undiscounted future payments under lease assignments for which we remain contingently liable as of December 25, 2019.

Off-Balance Sheet Arrangements

              Other than operating leases, we do not have any off-balance sheet financing activities.

New Accounting Policies

              See Note 2—New Accounting Pronouncements in our consolidated financial statements, included elsewhere in this prospectus, for new accounting pronouncements which have been adopted.

Critical Accounting Policies and Estimates

              The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenues and expenses, as well as disclosure of contingent assets and liabilities. We believe that the policies below are our critical accounting policies, as they are most important to the portrayal of our financial condition and results, and require management's most difficult, subjective or complex judgments, often because of the need to estimate the effect of inherently uncertain matters. See Note 1—Summary of Significant Accounting Policies and Other Matters" in our consolidated financial statements, included elsewhere in this prospectus.

Vendor Allowances

              Consistent with standard practices in the retail industry, we receive allowances from many of the vendors whose products are sold in our stores. Allowances are received for a variety of merchandising activities, including placement of the vendor's products in our advertising, placement of

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

vendor products in prominent locations, introduction of new products, exclusivity rights in certain categories of products and temporary price reductions offered by vendors. We also receive vendor funds associated with buying activities, such as volume purchase rebates and rebates for purchases made during specific periods.

              We record a receivable for vendor allowances for which we have fulfilled our contractual commitments but have not received payment from the vendor. When payment for vendor allowances is received prior to fulfillment of contractual terms or before the programs necessary to earn such allowances are initiated, we record such amounts as "unearned vendor allowances" or "vendor funds received in advance," respectively, which are classified within current and long-term liabilities. Once all contractual commitments have been met, we record vendor allowances as a reduction of the cost of the related inventory items. Accordingly, when the inventory is sold, the vendor allowance is recognized as a reduction of merchandise costs.

              The amount and timing of recognition of vendor allowances, as well as the amount of vendor allowances remaining as "unearned vendor allowances" or "vendor funds received in advance" requires management judgment and estimates. Management determines these amounts based on estimates of current year purchase volume using forecasted and historical data and review of average inventory turnover. These judgments and estimates affect our reported gross profit and inventory amounts. Our historical estimates have been reliable in the past and we believe the methodology will continue to be reliable in the future.

Long-lived Assets and Intangible Assets

              We review our long-lived assets, such as property and equipment and intangible assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Intangible assets not subject to amortization are reviewed for impairment annually in the fourth quarter. When such events occur, we compare the carrying amount of the asset to our best estimate of the net undiscounted cash flows expected to result from the use and eventual disposition of the asset. If this comparison indicates that there is impairment, we record an impairment loss for the excess of net book value over the fair value of the impaired asset. We estimate the fair value based on the best information available, including prices for similar assets and the results of other valuation techniques.

              Factors such as changes in economic conditions and changes in operating performance significantly affect our judgments and estimates related to the expected useful lives and cash flows of long-lived assets and intangible assets. Adverse changes in these factors could cause us to recognize a material impairment charge.

Self-Insurance

              We self-insure for certain insurable risks, primarily workers' compensation, business interruptions, general liability, automobile liability and property losses, as well as employee medical benefits. We obtain insurance coverage for catastrophic property and casualty exposures, as well as risks that require insurance by law or contract. We estimate the liabilities related to self-insured programs with the assistance of an independent actuary. The accounting estimates for self-insurance liabilities include both known and incurred, but not reported insurance claims, and reflect certain actuarial assumptions and management judgments regarding claim reporting and settlement patterns, judicial decisions, legislation and economic conditions. Unanticipated changes in these factors may materially affect our results of operations and financial position as recorded amounts are based on estimates, the ultimate cost of all incurred claims and related expenses may be more or less than the recorded liabilities.

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Income Taxes

              Deferred income taxes represent the future net tax effects resulting from temporary differences between the financial statement and tax basis of assets and liabilities, including net operating loss carryforwards, using the enacted tax rates in effect for the year in which the differences are expected to be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that will more likely than not be realized. The calculation of our tax liabilities requires management judgment and estimate, particularly as it relates to determination of valuation allowances.

Quantitative and Qualitative Disclosures About Market Risk

              We are exposed to interest rate changes of our long-term debt. We do not use financial instruments for trading or other speculative purposes.

Interest Rate Risk

              Our principal exposure to market risk relates to changes in interest rates with respect to our Term Loan. Subsequent to July 8, 2020, we repaid $23.8 million on the Term Loan including $22.9 million repurchased on the open market and $0.9 million of scheduled amortization, thereby reducing the aggregate principal amount of the Term Loan Facility to $348.2 million. In addition, we repaid in full and terminated the FILO Facility, including $30.1 million repurchased through an optional prepayment. Our Term Loan carries floating interest rates that are tied to one, two, three or six month LIBOR, subject to a 1.0% floor. Therefore, if interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remains the same and our net income would decrease. A hypothetical 100 basis point change in interest rates applicable to borrowings under the Term Loan would result in an estimated increase of $3.7 million based on a $372.0 million balance as of July 8, 2020 per year of interest expense related to such debt.

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BUSINESS

              Unless otherwise stated, historical financial data provided in this prospectus does not give effect to the Planned Dispositions. Unless otherwise stated, or the context otherwise requires, descriptions of our business and operational data provided in this prospectus give effect to the Planned Dispositions.

Company Overview

              We are a leading regional food retailer with a long-standing history in the Southeastern United States, serving highly attractive markets throughout Florida, Georgia, Alabama, Louisiana and Mississippi. We operate 420 stores under the "Winn-Dixie," "Harveys" and "Fresco y Más" supermarket banners. We believe we are the sixth largest conventional supermarket operator in the United States and the second largest conventional supermarket operator in the five states in which we operate, respectively, based on aggregate number of stores we operate. According to IRI Worldwide industry data, we maintain the #2 market share position by revenue among the 13 conventional supermarkets that are our competitors within the six major markets in which we compete in the five states in which we operate. Additionally, we operate 140 liquor stores, 231 in-store pharmacies and one centralized specialty pharmacy, which supplement our product assortment and drive sales.

              We operate our business as a single unit with a single management team, but execute our go-to-market strategy through three well-positioned banners with differentiated strengths and distinct heritages. Over our more than 95+ year history, we have established a difficult to replicate network of attractive, well-maintained stores, which are often located in high-traffic areas in close proximity to densely populated residential neighborhoods. We strive to build a strong connection with our customers and differentiate ourselves from our competitors by providing a compelling shopping experience that combines a full-service, one-stop shop, emphasizing high-quality, fresh and locally tailored offerings, with excellent customer service and competitive prices. While our stores account for the vast majority of our sales today, we also utilize third-party partners to provide eCommerce shopping—allowing us to serve our customers when, where and how they choose to shop. In addition, our sophisticated loyalty program currently covers more than seven million active customers who generated $6.0 billion, or more than 85% (excluding pharmacy sales) of our net sales in fiscal 2019 and 89% (excluding pharmacy sales) of our net sales for the 28 weeks ended July 8, 2020, which we believe gives us an advantage against our competitors who do not have established loyalty programs and customer specific shopping data. Our loyalty program provides us with a deep understanding of our customer base and enables us to offer a compelling, connected personalization experience in order to increase connectivity and capture a larger share of wallet.

              We believe the impact of the COVID-19 global pandemic has enabled us to solidify our competitive positioning, enhance our value proposition and connect us more closely with our customers. Our focus has remained on providing a safe environment for our customers and our approximately 36,000 associates, while also maintaining adequate in-stock positions throughout our stores in order to service what we believe is an increased customer preference for full service, one-stop shop grocery trips. As a result, we have experienced a significant increase in sales over multiple months since the COVID-19 pandemic began to impact the markets we serve, which has provided us incremental cash flow to accelerate our in-store and digital investments, customer connectivity initiatives and further deleveraging. We believe that our median comparable sales growth from the March through July 2020 period (with June and July giving effect for the Planned Dispositions) of 26% is higher than six of our competitors, whose median comparable sales growth during the same period ranged from 9% to 21%. Importantly, we are incredibly proud of the performance of our associates who have consistently demonstrated strong dedication to safely support their teammates, customers and communities.

              In fiscal 2019, without giving effect to the Planned Dispositions, we generated net sales of $8.3 billion, net loss of $116.2 million and Adjusted EBITDA of $292.5 million. As adjusted for the

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Planned Dispositions, we generated over $6.7 billion of net sales, or Net Sales Adjusted for the Planned Dispositions, in fiscal 2019. See "Prospectus Summary—Summary Historical Consolidated Financial and Other Data" for more information regarding Adjusted EBITDA and Net Sales Adjusted for the Planned Dispositions, as well as reconciliations of these Non-GAAP Measures to net income (loss) and their limitations.

Successful Repositioning of the Business has Driven Strong Financial Momentum

              The merger of BI-LO and Winn-Dixie in 2012 significantly enhanced our scale and marked the beginning of a period of rapid store expansion through acquisition activity. As a result of the merger, the acquisition of the Sweetbay and Harveys banners in 2013 and various other bolt-on acquisitions, we increased our store base by approximately 265% from 2011 through 2015. While we realized positive initial results from our expansion and have benefited from exposure to the attractive Florida market, the increased attention required to integrate these stores and implement a new supply agreement, as well as significant price investments, including a switch to an everyday low price strategy in 2016, hampered our financial performance.

              Anthony Hucker became our Chief Executive Officer in 2017, and, under his leadership, we established a transformation plan to better position us for sustainable growth in the future. This plan focused on deleveraging the balance sheet and stabilizing the business through a series of retail best-practices and cost-savings initiatives targeted at improving cost controls, increasing sourcing and labor productivity and returning to our historical high-low pricing architecture. We also increased investments in our store base, loyalty program and Own Brands capabilities.

              In May 2018, we emerged from the Reorganization 65 days after we initially filed for bankruptcy pursuant to a prepackaged plan that significantly reduced our financial leverage by over $600 million and allowed us to further optimize our store base. As a result, we exited the Reorganization with greater flexibility to accelerate the implementation of our key initiatives. These initiatives, which act as the foundation of our current growth strategy, were aimed at further rejuvenating our store fleet through increased renewals, aligning our promotional activity, optimizing our product assortment including a greater focus on fresh and our Own Brands portfolio and enhancing customer connectivity utilizing our sophisticated loyalty program.

              In May 2020, we announced the Planned Dispositions, the latest step in our transformation plan. In connection with the Planned Dispositions, we reached an agreement to sell 62 stores, comprising 46 BI-LO stores and 16 Harveys located throughout the Carolinas and Georgia to Food Lion, a subsidiary of Ahold Delhaize. We also entered into an agreement to transition our distribution center located in Mauldin, South Carolina to Ahold Delhaize. In addition, in June 2020, we announced our intention to sell an additional 63 stores, comprised of 61 BI-LO stores and two Harveys stores, in North Carolina, South Carolina and Georgia by the end of first half of fiscal year 2021. In September 2020, we announced an agreement to sell an additional 23, comprising 22 BI-LO stores and one Harveys, in South Carolina and Georgia to Alex Lee, under which Alex Lee will purchase 20 stores and B&T Foods will purchase three stores pursuant to a right of assignment held by Alex Lee. We are actively exploring strategic options for the remaining 39 BI-LO stores and one Harveys in the region. In addition, in May 2020 we announced the sale of prescription files at 58 stores to CVS and Walgreens. These were important strategic decisions that allow for greater focus and investment in growing the Winn-Dixie, Harveys and Fresco y Más banners. These dispositions also enhance our relative exposure to the attractive Florida market, which will account for approximately 76% of our total stores. The remaining stores also had stronger financial performance in fiscal year 2019, as well as a lower average age and a higher percentage of remodeled stores in the last five years.

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              The execution of our transformation plan and strategic initiatives has resulted in significant operational and financial momentum in our business, as well as tailwinds from COVID-19, as evidenced by the following key financial metrics:

  •
  our comparable store sales improved each year from a decline of 3.6% in fiscal year 2016 to 0.4% growth in fiscal year 2019, including positive comparable store sales for each quarter in fiscal year 2019, and 18.4% growth for the 28 weeks ended July 8, 2020;

  •
  our net income (loss) improved from $(468.3) million in fiscal year 2016 to $(116.2) million in fiscal year 2019 to $205.7 million for the 28 weeks ended July 8, 2020;

  •
  our net income (loss) as a percent of net sales improved from (4.48)% in fiscal year 2016 to (1.40)% in fiscal year 2019 to 3.91% for the 28 weeks ended July 8, 2020;

  •
  our Adjusted EBITDA margins steadily improved from 2.4% in fiscal year 2016 to 3.5% in fiscal year 2019 (despite fiscal year 2019 Adjusted EBITDA being negatively impacted as compared to prior years due to the adoption of new lease accounting standards, see "—Summary Historical Consolidated Financial and Other Data") to 6.9% for the 28 weeks ended July 8, 2020; and

  •
  our Net Debt Leverage has been reduced from 6.2x as of the end of fiscal year 2016 to 2.7x as of the end of fiscal year 2019 to 0.9x as of July 8, 2020.

              We believe the continued execution of our operational initiatives will contribute to our growth as a leading conventional supermarket in the Southeastern markets where we operate.

Our Competitive Strengths

              We believe operating as a locally relevant food retailer is core to the fundamental success of our business. As a result, we have implemented a "Smart Localization" strategy, which provides a framework for our decision making as well as a roadmap for our strategic initiatives and go-to-market strategy. Smart Localization integrates our data-rich loyalty program, our customer connectivity strategies and our commitment to the communities in which we operate, to deliver customers a personalized high-touch service model, with a distinct and locally relevant product range at an attractive value.

              Leading Market Position Established Through Portfolio of Well-Recognized Local Banners.    We believe our leading market positions and strong brand recognition of our banners help generate customer traffic and loyalty. We are the largest or second largest conventional supermarket by revenue in all of the major metropolitan markets within the Southeastern states in which we operate. Our go-to-market strategy is based on the operation of three banners that provide our customers a differentiated product offering and shopping experience at a compelling value. Our multi-banner approach allows for broad reach to various demographics across income brackets and ethnicities while allowing for a personalized approach to customer service, store operations and assortment in a way that maximizes overall customer value proposition. Our Winn-Dixie and Harveys banners have deep local heritages that go back more than 90 years and are well established neighborhood markets within the communities they serve. Since the creation and implementation of our Fresco y Más banner in 2016, we have established a strong local following within our 26 stores by providing an authentic shopping experience targeted at the rapidly growing Hispanic demographic.

              We believe that our regional focus also provides us several competitive advantages compared to national grocers, including (i) a differentiated value proposition driven by convenience and preferred store locations; (ii) expertise in assortment and merchandising driven by a deep understanding of our customers and neighborhoods; (iii) a fresh produce offering that drives traffic and loyalty; (iv) a private-label offering that creates brand-specific loyalty; (v) flexible operations with ability to quickly

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react to changing market environment; and (vi) superior customer service model. Regional grocers have been growing revenue at a median CAGR of 6% between 2017 and 2019, compared to median CAGR of 3% for national grocers.

              Attractive, High-Growth Markets with Favorable Demographics.    We believe that the Southeastern United States is an attractive region for supermarket retailing that is characterized by:

  •
  expected population growth above the national average;

  •
  an attractive demographic landscape which is well-aligned with our portfolio of brands; and

  •
  a business-friendly environment with low relative operating costs.

              According to Moody's Analytics, the five states in which we operate are expected to have a weighted average overall projected population growth between 2019 and 2025 of 4.3%, as compared to an overall projected population growth of 3.2% in the United States. Moody's Analytics estimates that Florida, which is the third most populous state in the U.S. and was the number state in population inflow in 2019 and where 76% of our stores are located, will experience an overall population growth of 6.0% during this period, driven by higher birth rates compared to the national average, continuing high levels of immigration and an overall aging United States population that is drawn to Florida. Key markets within Florida also outpace the United States on population and income growth, represented in the below graph:

              We believe multiple key markets within Florida are underpenetrated relative to the national average as measured by grocery square footage per capita (4.3 square feet per capita), including Miami (3.2 square feet per capita), Tampa and Jacksonville (3.6 square feet per capita), and Orlando (3.7 square feet per capita). In addition, 89% of our Florida leases are at or below market rate and typically have initial lease terms of up to 25 years, representing approximately $30.0 million in total savings or approximately $2.0 per square foot.

              According to the U.S. Census Bureau, approximately 26% of Florida's population is Hispanic, and growing at a rate significantly above the broader population. We believe our Fresco y Más banner, which was developed organically to address the market opportunity presented by this demographic shift, as well as our Winn-Dixie and Harveys banners, are well-positioned to deliver a unique and compelling offering to this growing and underserved segment of the population.

              We also believe supportive government programs and incentives for businesses are driving commercial growth in the Southeast, creating jobs and offering attractive tax incentives for businesses that build in or relocate to these states. We believe the Southeast also offers an attractive labor market for us, with lower wage rates than the national average.

              Robust Loyalty Program Supports Strong Customer Value Proposition.    We are a competitively priced "high / low" operator. Through this pricing strategy, we set comparatively lower prices on selected merchandise using targeted discounts or promotions to drive customer traffic and sales, while maintaining comparatively higher prices on other merchandise in order to maintain consistent overall

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profitability across the store. In addition, we utilize our well-developed loyalty program to offer further savings beyond the in-store shelf price. Inclusive of loyalty program discounts, we believe we provide a highly competitive value proposition to our customer, especially when factoring in our full-service specialty departments, extensive product offerings and personalized customer service.

              Our sophisticated loyalty program currently covers more than seven million active customers who generated $6.0 billion, or more than 85% (excluding pharmacy sales) of our net sales and approximately 75% of all transactions in fiscal 2019 and 89% (excluding pharmacy sales) of our net sales and approximately 80% of all transactions for the 28 weeks ended July 8, 2020. In addition to the direct discount and point redemption savings provided to loyalty members, we have developed a number of additional customer loyalty and merchandising initiatives, including our Mystery Bonus Shop and Deal of the Week programs. We have historically found that as customers engage in additional aspects of our loyalty program, basket sizes increase significantly. For example, the basket size increase was approximately 1.2 times on average for a customer who engages in both our Mystery Bonus Shop and Deal of the Week initiatives, as well as our standard loyalty program, as compared to 1.0 times for a customer who engages only in our standard loyalty program.

              We also use our loyalty program to augment our frequent shopper database to generate insights on customer preferences, which enables us to target our promotions to specific customer groups. We believe our ability to leverage our loyalty program and our robust data allow us to deliver a holistic loyalty offering that increases customer spend and retention. One of the central goals of our loyalty program is to create one-to-one relationships in order to influence customer behavior and drive further sales. At our core, loyalty and data are deeply embedded in our culture and inform all key decisions.

              High-Quality, Relevant Offering With an Emphasis on Fresh.    We believe we deliver a compelling merchandising offering with an emphasis on local and fresh products that serves as a point of differentiation compared to many of our competitors. Fresh sales accounted for approximately 32% of net sales in the 28 weeks ended July 8, 2020 and in fiscal 2019, which we believe is competitive relative to national industry averages, such as the MULO market, whose average fresh sales accounted for 25% of sales for the last twelve months ended July 5, 2020. Our fresh sales have historically carried higher margin profiles, represented by an approximate gross margin of 32% for fresh offerings compared to 25% for center store offerings in fiscal 2019. We have invested heavily in optimizing the perimeter of our store assortment, including our extensive selection of Certified Angus Beef, our high-quality produce and organic offerings, bakery with artisan breads and inviting floral displays. Our fresh and perimeter-of-store offerings are complemented by robust center-of-store and specialty assortments, all of which deliver a convenient, full-shop experience at a compelling value.

              Well-Developed Own Brands Portfolio Drives Sales and Enhances Profitability.    We have developed an award-winning portfolio of over 8,000 high-quality fresh, frozen and shelf-stable private-label products at value-oriented prices that we believe are similar or higher quality to their brand-name counterparts. For example, since relaunching the platform in 2016, we have won numerous quality awards for our yogurt, ice cream and other dairy products. We employ a multi-tiered private-label strategy, through which we seek to satisfy customers seeking premium, standard or core value products.

              We believe our Own Brands portfolio has been a meaningful contributor to same store sales growth, and these products generally have higher margins than branded counterparts, enhancing our overall profitability. Our own brand portfolio generated $1.0 and $1.6 billion in total sales (after giving effect to the Planned Dispositions) for the 28 weeks ended July 8, 2020 and fiscal year 2019, respectively (of which 44% and 39% was attributable to market, 14% and 14% to dairy, 7% and 8% to produce, and the remaining 35% and 39% to deli, floral, frozen food, general merchandise and other grocery items, respectively). We have successfully increased our Own Brands penetration of overall net sales from 26% in fiscal 2017, to approximately 27% for fiscal year 2019 and approximately 26% for

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the 28 weeks ended July 8, 2020 and seek to continually introduce innovative items in underpenetrated categories to further expand penetration. In periods of challenging economic growth where customers are seeking value, we believe our Own Brands portfolio remains a key area to create further differentiation from our competition.

              Experienced Management Team with Proven Track Record of Achieving Results.    We believe our people and culture are essential to our success. We have assembled an experienced and dynamic management team comprised of a balanced mix of long-tenured Southeastern Grocers executives as well as recent hires who bring fresh perspectives and relevant areas of expertise. Our executive team is led by Anthony Hucker, our Chief Executive Officer, since 2017. Mr. Hucker is an over 30-year industry veteran with prior experience as Chief Operating Officer and President of Schnucks, President of Ahold USA's banner Food Giant and has held various senior leadership positions at Walmart and Aldi. On average, Mr. Hucker, Brian Carney, our Executive Vice President and Chief Financial Officer, and the other four members of our senior executive management team have over 30 years of retail industry experience. Our cohesive and results-driven management team has led several core strategic initiatives for us, which we believe have resulted in improved top-line results, significant cost savings, enhanced profitability and reduced leverage.

Our Growth Strategies

              We expect to drive sales growth and enhance profitability by executing on the following strategies, many of which are a continuation of our existing playbook, which has successfully driven our strong financial momentum over the last several years:

              Drive Comparable Store Sales Growth.    We intend to continue generating comparable store sales growth through our strategic growth initiatives:

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  Loyalty:  We believe we offer the only significant loyalty program of scale among larger food retailers in the markets in which we operate, which we believe gives us a considerable competitive advantage. As a result, we believe we can access and analyze customer data from our established based of more than seven million active loyalty members in a more effective manner than competitors, and we are better able to target and communicate with our customers. In fiscal 2019, without giving effect to the Planned Dispositions, we believe our newly introduced next generation loyalty tactics, including our Mystery Bonus Shop and Deal of the Week, contributed approximately 70 basis points to fiscal 2019 net sales. Through ongoing investment in our loyalty program, strategies and targeting, we expect to attract new active members and increase engagement with our existing members.

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  Fresh:  We expect to leverage targeted investments in our fresh offering capabilities to grow sales and diversify our assortment in stores. Fresh products represented approximately 32% of our net sales mix in fiscal 2019, which we believe is competitive relative to national food retail industry benchmarks such as the MULO market, whose average fresh sales accounted for 25% of sales for the last twelve months ended July 5, 2020. We continue to invest in our fresh offering, including the enhanced roll out of convenient, ready-to-eat and ready-to-heat meal solutions, Certified Angus Beef and the expansion of fresh produce and organic offerings, all of which have seen strong consumer demand. We believe our fresh initiatives provide a differentiated product offering and value proposition for our customers and will continue to drive future sales growth.

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  Pricing:  Our disciplined and competitive pricing programs are expected to allow us to grow in-store traffic and promote customer loyalty. We operate a high-low pricing strategy that resonates with our customers by providing an opportunity for enhanced value for the prudent and economic shopper. We have significant experience using this strategy to generate sales

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    and expect that our pricing strategy will contribute to our sales growth and profitability in the future.

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  Own Brands:  We believe that our award-winning Own Brands portfolio enhances our customer value proposition. We currently offer over 8,000 high-quality fresh, frozen and shelf-stable private-label products at value-oriented prices and plan to introduce an additional 400 items in fiscal year 2020. Our Own Brands penetration was approximately 26% of net sales in the 28 weeks ended July 8, 2020 and approximately 27% of net sales in fiscal year 2019, and we have a goal of increasing our penetration in the future. Market, dairy and produce items comprised 65% and 61% of our Own Brands sales in the 28 weeks ended July 8, 2020 and fiscal 2019, respectively, with the remaining 35% and 39%, respectively, of our Own Brands sales comprised of deli, floral, frozen food, general merchandise and other grocery items. Growing our Own Brands penetration also presents a significant opportunity to enhance profitability, as we estimate that every 1% increase in penetration results in approximately $7 million in gross profit annually, after giving effect to the Planned Dispositions, based on the average margin differential between similar branded products and our Own Brands.

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  Digital and Mobile Capabilities:  We believe our physical footprint of well-placed stores are complemented by the third-party digital capabilities we utilize to provide our customers with a flexible shopping experience that allows them to shop where, when and how they choose. We are continuing to explore additional digital and mobile offerings to allow us to best serve our customers. We employ an asset-light approach, which leverages third-party partnerships to provide fulsome home delivery capabilities across our network. We have existing relationships with Uber, Shipt and Instacart, offering home delivery in 365 of our grocery stores and all liquor stores, and we expect to expand to additional stores by the end of 2020. We will continue to evaluate and pilot programs with existing and new partners to ensure we provide the appropriate coverage in a cost-efficient manner.

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  Customer Experience:  We are relentless in our determination to provide a consistent, best-in-class customer experience. We believe it begins with the talent, dedication and knowledge of our store associates, who we invest significantly in, and believe are an integral component to our strategy. We are focused on implementing a customer connection strategy that will allow us to continue to serve our existing customers at the highest level and to attract new customers to our stores through our curated product offerings, distinct value proposition, digital capabilities, enhanced store environment and increased associate engagement.

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  Connected Personalization Initiative:  We have entered into strategic relationships with a variety of digitally focused partners, including News America Marketing, Eagle Eye, Inc. and Dunhumby, Inc. to create a dynamic data analytics and marketing platform that will allow us to enhance our connected personalization capabilities, and to engage in more targeted and relevant interactions with our customers. We believe these investments will help generate incremental sales growth by providing a holistic platform to communicate with customers, including through targeted advertising or relevant product specials and coupons based on individual customer behaviors. Additionally, as we further integrate our connected personalization capabilities with our more than seven million active member loyalty program, we believe there will be significant opportunity to monetize our customer knowledge with third-party consumer companies.

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Strengthen Existing Stores Through the Renewal Program and Strategically Pursue Opportunities to Open New Stores.

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  Renewals:  We continue to invest in store renewals with the expectation of driving comparable store sales growth and positively impacting customer loyalty. Our store renewal program employs a customized approach based on the conditions of each store and the characteristics of each surrounding neighborhood and typically involves cosmetic improvements to the exterior paint and signage, a remodel of department walls, new fixtures, flooring and enhancements to our merchandise offerings and positioning based on local area demographics as well as new consultation areas for our in-store pharmacies. The average store renewal expense was approximately $1.0 million per store during fiscal year 2019. After giving effect to the Planned Dispositions, from the beginning of fiscal 2016 through July 8, 2020, we have renewed 51% of our stores. By the end of 2020, we expect to have over 180 store renewals completed, which, together with our banner conversions, will put our percentage of stores renewed at 55% since the beginning of fiscal 2016. We aim to renew another 42% of stores in the next four years, bringing our total stores renewed to 97% by the end of 2024. We also aim to obtain an average store age of less than four years by the end of 2024. For the 125 renewed stores that have been open for longer than 12 months, as of July 8, 2020, we experienced an average sales increase of approximately 10% and a return on investment that consistently exceeded our internal 20% target. We expect our renewal programs will continue to reinforce the customer experience and generate strong returns.

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  Target New Stores:  Additionally, we will target new store openings in existing and adjacent markets where we believe we are well positioned to capitalize on opportunities. We will also continue to seek value enhancing store acquisitions, which complement our existing store base. We expect that the integration of these stores will allow us to further enhance our revenue growth, leverage our cost structure and increase profitability.

              Enhance Profitability Through Leveraging Reduced Cost Base.    We believe we can continue to grow our profitability by leveraging our fixed cost base and improving comparable store sales through our merchandising programs. We have successfully introduced cost savings programs addressing goods-not-for-resale, goods-for-resale, store labor, vendor funding and leveraging SG&A expenses. Between fiscal 2015 and 2017, without giving effect to the Planned Dispositions, we reduced total expenses by approximately $465 million. In 2020, we are continuing to improve our labor model by leveraging "Smart Localization" to optimize required labor costs per store, informed by customer expectations and behavior.

              Employ a Disciplined Approach to Capital Priorities and Investment.    We will pursue opportunities to thoughtfully invest capital into our business to drive our future success. In recent years, we have displayed our commitment to growth through our core markets and banners. We have chosen to invest in the renewal of our existing stores, while also investing in digital tools and systems that allow us to better serve our customers and drive comparable sales growth. We will also continue to assess adjacent markets to expand our store footprint while simultaneously assessing infill opportunities, and will seek to expand our liquor store opportunities. We are committed to maintaining a strong balance sheet and to continue to generate strong free cash flow which will provide us with ample liquidity and allow us to self-fund our growth initiatives. We are committed to maintaining a long-term Net Debt Leverage target of 1.0x to 1.5x. We intend to deploy free cash flow to delever and to invest in projects with strong returns. We will also seek to proactively return capital to shareholders through modest dividends. As we continue to grow, we will remain disciplined in our approach to capital priorities, with a focus on achieving our sustainable, long-term growth strategy.

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The U.S. Supermarket Landscape

              We operate in the approximately $1.2 trillion U.S. food retail industry. This large and resilient sector through various economic cycles has posted a 2.7% compound annual growth rate from 2009-2019. The food retail industry is also considered to be highly fragmented with a large number of players competing in each region and few truly national players. According to Wall Street Research, the top 10 supermarket operators accounted for approximately 57% of total supermarket sales in 2019. The industry has also seen the widespread introduction of "limited assortment" retail stores, as well as local chains and standalone stores that often cater to the individual preferences of specific neighborhoods. Although traditional brick and mortar food retailers account for an overwhelming majority of total industry sales, eCommerce alternatives continue to gain broader consumer adoption, driven by new pure-play internet-based companies as well as traditional food retailers expanding their omni-channel capabilities to meet evolving consumer preferences.

              Sales growth within the food retail industry has been largely driven by economic conditions (including food retail price inflation or deflation) as well as a number of key consumer trends. These trends, which we believe have grown consumer demand, include an increasing focus on value and convenience, expansion of fresh and organic product offerings, broader private-label adoption and greater desire for local products. In addition, the increased use of data by retailers to enhance their merchandising and advertising initiatives has helped drive growth.

Employees

              As of July 8, 2020, without giving effect to the Planned Dispositions, we employed approximately 45,000 employees. After giving effect to the Planned Dispositions, we employed approximately 36,000 employees as of July 8, 2020, of whom approximately 28% are employed on a full-time basis and 72% on a part-time basis. Approximately 97% of our employees are supermarket personnel. None of our employees are covered by a collective bargaining agreement. We believe that our relations with our employees are good. We value our employees and believe that employee loyalty and enthusiasm are key elements of our operating performance.

Competition

              We compete against a diverse group of food and/or drug retailers, supercenters, club stores, online retailers, specialty and niche supermarkets, general merchandisers, wholesale stores, discount stores, convenience stores, natural food stores, restaurants and online home delivery and meal solution companies. The competitive landscape within our geographic footprint is highly fragmented, and while the number and type of competitors vary by market area, we believe the competitive landscape in our markets is well established. Our primary competitors include Publix Supermarkets, Inc. (876 stores within our markets), Walmart, Inc. (578 stores within our markets), Food Lion, LLC, Ingles Markets Inc., Kroger Co., Rouses Markets and ALDI, Inc. (166 stores within our markets). After giving effect to the Planned Dispositions, a large percentage of our stores will be within five miles of one or more competitors (including 87% near a Walmart store, 77% near a Publix store, 56% near a Target store, 50% near an ALDI store and 50% near a Save A Lot store) and our stores will no longer compete with stores operated by Food Lion, LLC, Ingles Markets Inc. and Kroger Co.

              The principal factors that affect our business include product quality, variety and price, as well as location, service, convenience and store condition. The operating environment for the food and drug retailing industry continues to be characterized by ongoing consolidation, broad price competition, increasing focus on alternative and online formats and the entry of non-traditional competitors.

              Some of our larger competitors may have an advantage over us through stronger buying power and more significant capital resources. However, we believe we are well positioned in our markets given our convenient store locations, localized assortment, high-touch service model, differentiated

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loyalty program and, ultimately, a compelling value proposition that we provide our customers. See "Risk Factors—Risks Related to Our Business and Industry—We operate in a highly competitive industry with low profit margins, and any failure to compete successfully, as a result of actions taken by our competitors or otherwise, could materially adversely affect our business, financial condition and results of operations."

Our Stores

              We believe operating as a locally relevant food retailer is core to the fundamental success of our business. As a result, we have implemented a "Smart Localization" strategy, which provides a framework for our decision making as well as a roadmap for our strategic initiatives and go-to-market strategy. Smart Localization integrates our data-rich loyalty program, our customer connectivity strategies and our commitment to the communities in which we operate, to deliver customers a personalized high-touch service model, with a distinct and locally relevant product range at an attractive value. Our Winn-Dixie and Harveys banners have deep local heritages that go back more than 90 years and are well established neighborhood markets within the communities they serve.

              As of July 8, 2020, excluding locations that are part of the Planned Dispositions, we have 420 stores across three banners: Winn-Dixie, Harveys and Fresco y Más. We believe each of these banners provide a compelling value proposition to our customers based on differentiated characteristics, including:

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  Winn-Dixie:  Our largest banner, Winn-Dixie has been serving local communities throughout Florida, Alabama, Louisiana, Georgia and Mississippi since it was founded over 95 years ago. Winn-Dixie operates as a full-service, contemporary grocer targeting middle-income consumers with a value mindset. As of July 8, 2020, we operated 366 stores which average 48,000 square feet of selling space and offer an average of 35,000 SKUs.

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  Fresco y Más:  Fresco y Más is an authentic, bodega-style market that provides customers with a diverse selection of Hispanic offerings, national brands, Own Brands and local produce. We introduced Fresco y Más in 2016, and we believe the concept allows us to penetrate an underserved market, having successfully grown the banner to 26 stores throughout Florida as of July 8, 2020. We locate our Fresco y Más stores in regions with large and growing Hispanic populations where we believe the current and future Hispanic population will support our concept. A typical store averages 45,000 square feet of selling space and offers an average of 35,000 SKUs.

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  Harveys:  Harveys, founded in 1924, is a value-oriented, no-frills grocer that appeals to all-income demographics with an emphasis on opening price points and essential services. We believe its emphasis on value, as well as its longstanding history within the communities it serves, has created strong customer loyalty and driven the growth of the business. As of July 8, 2020, we operated 46 stores which average 38,500 square feet of selling space and offer an average of 26,000 SKUs.

              We seek to locate our stores in high-traffic areas that are in close proximity to residential neighborhoods. As a result, as of July 8, 2020, approximately 99% of our stores were profitable on a store level basis.

              Furthermore, our store renewal programs reinforce the customer experience and typically generate increased sales lift in refreshed stores. We continue to invest in store renewals with the expectation of driving comparable store sales growth and positively impacting customer loyalty. After giving effect to the Planned Dispositions, from the beginning of fiscal 2016 through July 8, 2020, we have renewed 51% of our stores. By the end of 2020, we expect to have over 180 store renewals completed, which, together with our banner conversions, will put our percentage of stores renewed at

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55% since the beginning of fiscal 2016. We aim to renew another 42% of stores in the next four years, bringing our total stores renewed to 97% by the end of 2024. We also aim to obtain an average store age of less than four years by the end of 2024. For the 125 renewed stores that have been open for longer than 12 months, as of July 8, 2020, we experienced an average sales increase of approximately 10% and a return on investment that consistently exceeded our internal 20% target. We expect our renewal programs will continue to reinforce the customer experience and generate strong returns.

              Additionally, we will target new store openings in existing and adjacent markets where we believe we are well positioned to capitalize on opportunities. We believe our new store economics are compelling. We target an investment of $7.15 million to open our new Winn-Dixie stores. The economics of our new Winn-Dixie stores vary by location, but on average, we target year-one sales of $20.0 million with sales growth of 5.0%, 4.0%, and 1.0% in each of the first three years after opening, respectively. In aggregate, we target a 19.0% return on invested capital in the first-year.

Loyalty

              We utilize our well-developed loyalty program to offer further savings beyond the in-store shelf price. Our sophisticated loyalty program currently covers more than seven million active customers who generated $6.0 billion, or more than 85% (excluding pharmacy sales) of our net sales and approximately 75% of all transactions in fiscal 2019. In addition to the direct discount provided and point redemption savings provided to loyalty members, we have developed a number of additional customer loyalty and merchandising initiatives, including our Mystery Bonus Shop and Deal of the Week programs. We also use our loyalty program to augment our frequent shopper database in order to generate insights on customer preferences, which enables us to target our promotions to specific customer groups.

Merchandising

              Our supermarkets provide a wide variety of high quality nationally advertised food and non-food products, local specialties and private-label items for customers seeking premium products, products comparable to national brands or value brands. In addition, we offer services such as full-service in-store butchers, produce departments, home meal replacement items, delicatessens, bakeries, organic products, floral departments, greeting cards and a wide variety of health and beauty care items.

              We believe our merchandising strategies deliver a compelling, localized product offering with an emphasis on fresh that is an appealing element of differentiation compared to our competitors. Fresh sales accounted for approximately 32% of net sales in the 28 weeks ended July 8, 2020 and in fiscal 2019, which we believe is highly competitive relative to food retail industry benchmarks such as the MULO market, whose average fresh sales accounted for 25% of sales for the last twelve months ended July 5, 2020. Fresh sales have historically carried higher margin profiles represented by an approximate gross margin of 32% for fresh offerings compared to 25% for center store offerings in fiscal 2019. In addition to our fresh offering, we have a broad selection of natural and organic products across many key categories throughout our stores.

              We have developed an award-winning portfolio of over 8,000 high-quality fresh, frozen and shelf-stable private-label products at value-oriented prices. Our own brand portfolio generated $1.6 billion in total sales for fiscal year 2019. We employ a multi-tiered private-label strategy, through which we strive to satisfy customers seeking premium, standard or core value products. Our largest Own Brand is SE Grocers, which we believe matches or beats the quality of the leading national brands and has won numerous awards, in particular for our dairy items. SE Grocers contains over 2,300 SKUs across a variety of product categories and as of August 5, 2020, generated over $372 million in sales in 2020. Our premium Own Brand, Prestige, provides our customers an indulgent experience at a

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competitive price. We offer over 130 Prestige SKUs, primarily located throughout our perimeter of store offerings. Our Essentials brand is focused on value, offering our customers dependable quality on a broad selection of products at an affordable price. As a complement to our three main tiers, our Naturally Better brand offers a selection of high quality, natural and organic products, which we believe is well positioned for further growth given the shifting consumer preferences towards natural, organic and healthier food alternatives.

              We believe our Own Brands portfolio has been a meaningful contributor to same store sales growth, and the products generally have higher margins than branded counterparts, enhancing our overall profitability. We have successfully increased our Own Brands penetration of overall net sales from 26% in fiscal 2017, to approximately 27% for fiscal year 2019 and approximately 26% for the 28 weeks ended July 8, 2020 and seek to continually introduce innovative items in underpenetrated categories to further expand penetration. Market, dairy and produce items comprised 65% and 61% of our Own Brands sales in the 28 weeks ended July 8, 2020 and fiscal 2019, respectively, with the remaining 35% and 39%, respectively, of our Own Brands sales comprised of deli, floral, frozen food, general merchandise and other grocery items. We believe our merchandising strategy has created strong brand recognition in the markets in which we operate.

Sources of Supply

              We obtain the products sold in our stores and the raw materials used in our food preparation operations from a number of sources. C&S is our largest supplier, providing approximately 69% of our retail merchandise during fiscal 2019. Cardinal Health 112, LLC, our pharmaceutical supplier, provided approximately 7% of our retail merchandise sold during fiscal 2019. Approximately 800 different vendors and third-party food manufacturers delivered the remaining approximately 24% of our retail merchandise for fiscal 2019. C&S supplies grocery, bakery, meat, deli, produce, dairy, floral, frozen and other retail merchandise for all of our store locations. See "Risk Factors—Risks Related to Our Business and Industry—We rely on a principal supplier for a significant portion of our retail merchandise, and a significant change to our relationship with our principal supplier could have a material adverse effect on our business, financial condition and results of operations." We are one of the largest partners of C&S and we accounted for 18% of C&S's total sales in fiscal 2019.

              We believe that our inventory is available in sufficient quantities to adequately meet near term customer demand. As with any supermarket, many brands have high customer recognition. Though we may be able to find alternate suppliers for a particular product type, we would likely experience negative customer response if we were unable to supply a particular brand of product. See "Risk Factors—Risks Related to Our Business and Industry—If we fail to maintain our reputation and the value of our brands, including protection of our intellectual property, our sales and operating results may decline." In addition to supplying a significant percentage of our retail merchandise, C&S provides distribution and delivery services to our stores. Our retail products are delivered by C&S primarily from warehouses that are subleased to C&S from us with the exception of one facility that is owned by C&S. These distribution facilities comprise the C&S distribution centers for our stores.

              Under our C&S supply arrangement, C&S provides the inventory supply services, including warehouse, transportation and inventory procurement, maintenance and purchasing services, for each of the Winn-Dixie, Harveys and Fresco y Más supermarket banners and, subject to certain exceptions, certain stores that we may acquire in the future. Under the C&S supply arrangement, C&S provides products to us at prices based on manufacturer's prices, market conditions, availability and the aggregate volume of items that we purchase. We remain responsible for certain fixed and variable costs relating to the operation of the warehouses and transportation network. The C&S supply arrangement requires us to exclusively purchase retail merchandise, other than direct store delivery items and pharmaceutical drugs, from C&S for resale at substantially all of our stores. In connection with the C&S supply arrangement, we have licensed the use of five warehouses to C&S for the term of the C&S

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

supply arrangement. Our supply contract with C&S expires on August 18, 2021 and provides for two renewal options, each for a period of one-year and exercisable at our option.

Business Technology

              Our technology and information systems deliver an extensive array of solutions which allow us to leverage real-time operational, financial, and customer data to support and optimize our operational execution, financial reporting and connected personalization strategies.

              We believe we have implemented a full suite of robust back end systems to manage our business and better connect with our customers. For example, our labor and inventory management systems have significantly enhanced our in-store labor efficiency, improved working capital usage and minimized shrink. Additionally, we have entered into strategic relationships with a variety of data and Customer Relationship Management providers to enhance our connected personalization capabilities and better connect with our customers.

              We have adopted an asset-light approach to support our eCommerce offering, that leverages third-party vendors, which we believe provides us with a highly flexible and cost effective investment model. We currently employ a number of third-party vendors, including Uber, Shipt and Instacart, among others, to execute the eCommerce, delivery and Click and Collect functions across our store network. Ecommerce has driven higher average order values and average items per basket in the past verses in-store comparable figures with average order value increasing from $41 for in-store orders to $89 for online orders and average items per basket increasing from 10 for in-store orders compared to 28 for online orders for the second quarter of 2020.

              We believe our ongoing investment in technology and systems has resulted in operational improvements and has provided management with beneficial intelligence into our business. We expect to make further investments in these areas in order to drive ongoing productivity, operational excellence and customer connectivity. We believe our systems are scalable to support future growth.

Trademarks

              We utilize various trademarks and service marks in our business. We actively enforce and defend our rights related to our intellectual property portfolio, which management believes is an important way to establish and protect our brands in a competitive environment. Including Winn-Dixie, Harveys, Fresco y Más, BI-LO, Chek, SE Grocers and Prestige trademarks, we own approximately 41 trademarks that are registered in the United States Patent and Trademark Office. Trademarks are generally renewable on a 10 year cycle.

Seasonality

              Our business is subject to some seasonality as a larger share of our annual revenues may be generated in our first and fourth quarters due to the major holidays in November and December and an increase of visitors in Florida from November to March. Difficult weather conditions (such as flooding, hurricanes, prolonged rain or periods of unseasonably cold or hot weather, or snowstorms) in any quarter, however, may adversely reduce sales at affected stores and may have an adverse impact on our earnings for that period.

Government Licenses and Regulation

              Our stores require a variety of government issued licenses and permits that are renewed on a periodic basis. Payment of a fee is generally the only condition to maintaining such licenses and permits. We believe we have all material licenses and permits necessary to conduct our business.

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              We are subject to regulation by a variety of governmental authorities, including federal, state and local agencies that regulate trade practices, building standards, labor, health and safety matters, such as the U.S. Food and Drug Administration, the U.S. Department of Agriculture and the Occupational Health and Safety Administration. We are also subject to the oversight of government agencies that regulate the distribution and sale of alcoholic beverages, pharmaceuticals, tobacco products, milk and other agricultural products and food items. We believe that our locations are in material compliance with such laws and regulations. See "Risk Factors—Risks Related to Our Business and Industry—We face risks inherent in providing pharmacy services at our stores" and "Risk Factors—Risks Related to Our Business and Industry—Changes in laws, rules and regulations affecting our industry could have a material adverse effect on our business, financial condition and results of operations."

Data Privacy and Security

              We or our partners may be subject to numerous federal and state laws and regulations, including state data breach notification laws, federal and state health information privacy and security laws, and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act) that govern the collection, use, disclosure, and protection of personal information, including PHI. See "Risk Factors—Risks Related to Our Business and Industry—Failure to maintain the privacy and security of confidential customer and business information, and the resulting unfavorable publicity, could have a material adverse effect on our business, financial condition and results of operations." and "Risk Factors—Risks Related to Our Business and Industry—Failure to maintain the privacy and security of confidential customer and business information, and the resulting unfavorable publicity, could have a material adverse effect on our business, financial condition and results of operations."

Environmental Matters

              We are subject to federal, state and local environmental laws and regulations relating to the protection of the environment, including those governing the storage, management, disposal and cleanup of hazardous materials. Some environmental laws, such as the Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes, impose strict, and under certain circumstances joint and several, liability for costs to remediate a contaminated site, and also impose liability for damages to natural resources. We may be subject to certain environmental regulations or obligations regardless of whether we lease or own stores or land or whether environmental conditions were created by the owner, a prior tenant of the premises or us.

              Third-party claims in connection with releases of or exposure to hazardous materials relating to our current or former properties or third-party waste disposal sites can also arise. In addition, the presence of contamination at any of our properties could impair our ability to sell or lease the contaminated properties or to borrow money using any of these properties as collateral. The costs and liabilities associated with any such contamination could be substantial and could have a material adverse effect on our business.

              In addition, the increased focus on climate change, waste management and other environmental issues may result in new environmental laws or regulations that negatively affect us directly or indirectly through increased costs on our suppliers. There can be no assurance that other environmental changes will not adversely affect us through, for example, business interruption, cost of remediation or adverse publicity.

              We believe that our expenditures for compliance with federal, state, and local environmental laws and regulations have not had a material effect on our capital expenditures, operating results or competitive position. However, it is possible that our environmental investigations might not reveal all potential environmental liabilities or might underestimate the severity of certain potential

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environmental problems. It is also possible that future environmental laws and regulations or new interpretations of existing environmental laws will impose material environmental liabilities on us, or that properties that we own or lease will be adversely affected by hazardous substances, including those associated with other nearby properties or the actions of unrelated third parties. The costs to defend any future environmental claims, perform any future environmental remediation, satisfy any environmental liabilities or respond to changed environmental conditions could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to service our debt.

              Federal regulations under the Clean Air Act require phase out of the production of ozone depleting refrigerants that include hydrochlorofluorocarbons, the most common of which is R-22. As of January 1, 2020, industry production of new R-22 refrigerant gas has been completely phased out; however, recovered and recycled/reclaimed R-22 will be available for servicing systems after 2020. We are reducing our R-22 footprint while continuing to repair leaks, thus extending the useful lifespan of existing equipment. In fiscal year 2019, we incurred approximately $1.2 million for system retrofits, and we have budgeted approximately $1.5 million per year for subsequent years. Leak repairs are part of the ongoing refrigeration maintenance budget. We may be required to spend additional capital above and beyond what is currently budgeted for system retrofits and leak repairs which could have a significant impact on our business, results of operations and financial condition.

              On January 21, 2020, the United States District Court for the Middle District of Florida entered a Consent Decree negotiated by us, the EPA and the USDOJ to resolve EPA's allegations of various violations of certain commercial refrigerant repair and recordkeeping requirements pursuant to Section 608 of the Clean Air Act and implementing regulations pursuant to 40 CFR Part 82, Subpart F. This Consent Decree was one of several that EPA pursued through a national enforcement initiative to control emissions from refrigerant leaks at large potential sources, including grocers. SEG is currently complying with the terms of the Consent Decree. The Consent Decree requires SEG to follow certain refrigerant compliance management practices, implement certain equipment upgrades, and meet corporate-wide refrigerant leak rate requirements for three years spanning from April 1, 2020 through March 31, 2023. A civil penalty of $300,000 was assessed as part of the Consent Decree, which been paid in full.

              We believe we are in material compliance with applicable environmental requirements. We also maintain a pollution liability insurance policy to cover clean-up costs and third-party damages resulting from certain releases of hazardous materials at our currently owned and leased locations, as well as several historic properties. However, there can be no assurance that our insurance will be adequate or available to cover all costs, or that changes in existing requirements or their enforcement or discovery of previously unknown conditions will not result in significant costs in the future.

Properties

              As of July 8, 2020, we operated 545 stores located in Florida, South Carolina, Georgia, Alabama, Louisiana, North Carolina and Mississippi. After giving effect to the Planned Dispositions,

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we will operate 420 stores in Florida, Alabama, Louisiana, Georgia and Mississippi. The following table shows the number of stores we operate in each state:

	STORE COUNT
	Current(1)	After Planned Dispositions
Florida	320	320
South Carolina	84	—
Georgia	55	25
Alabama	39	39
Louisiana	29	29
North Carolina	11	—
Mississippi	7	7

Total	545	420

(1)
Does not reflect the disposition of 62 stores to Food Lion, a subsidiary of Ahold Delhaize, the disposition of 20 stores to Alex Lee, the disposition of three stores to B&T Foods pursuant to a right of assignment held by Alex Lee and the intended divestiture of 40 stores by the end of first half of fiscal year 2021 pursuant to the Planned Dispositions. The dispositions to Food Lion are expected to close during the first quarter of fiscal year 2021, subject to regulatory approvals and other customary closing conditions, and the dispositions to Alex Lee and B&T Foods are expected to close in fiscal year 2020.

              With the exception of our stores that are leased on a month-to-month basis or that are owned (as discussed below), our stores are leased with expiration dates ranging from August 2020 to October 2039. The majority of our leases have one or more renewal options in five-year increments. We believe our stores are well maintained. Since 2016, over 50% of our stores have been remodeled. We continue to be obligated to pay rent under leases for five stores where we no longer operate, with lease expiration dates ranging from January 2022 to March 2025. We have entered into subleases with respect to one of these five locations to reduce our associated costs and may seek to enter into subleases with the remaining four properties.

              In addition, we lease offices and five distribution facilities in South Carolina (Mauldin), Florida (Jacksonville and Miami), and Louisiana (Hammond) under leases with expiration dates ranging from July 2021 to April 2033. We sublease a portion of our Mauldin, South Carolina distribution facilities to C&S pursuant to the C&S supply arrangement. We expect to transition our distribution center located in Mauldin to Ahold Delhaize in connection with the Planned Dispositions in the first half of fiscal year 2021. We believe we have adequate facilities and space for our current and future activities at our administrative offices and our distribution facilities. See "—Sources of Supply."

              We own stores located in Florida (Tampa, Sebring and Crystal River) and Georgia (Quitman and Nashville). We own parcels of undeveloped real estate in South Carolina, Georgia, Virginia, Kentucky, North Carolina and Tennessee.

Legal Proceedings

              In August 2018, we received a subpoena from the United States Department of Defense, Office of Inspector General, requesting documents and other materials that relate to our pharmacies' generic drug program and the manner in which we determine usual and customary drug pricing for purposes of reporting to federal health care programs from September 1, 2014 to December 31, 2016. In February 2020, we were informed by the Department of Justice Civil Division the existence of a

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

sealed qui tam ("whistleblower") lawsuit against Winn-Dixie and its affiliates pending in Federal Court in Louisiana. The action was filed under seal by an unknown relator and remains sealed. The action was brought under the False Claims Act and concerns allegations that Winn Dixie and its affiliates overcharged various federal agencies in connection with the sale of certain prescription drugs from 2006 through 2013 when we discontinued certain discount programs related to these drugs. Specifically, the relator alleged that Winn Dixie did not include lower prices offered to members of Winn Dixie's Prescription Drug Plan in their calculation of the usual and customary charges offered to the general public, and that the various agencies were entitled to the lower charges offered to plan members. Notably, summary judgment has recently been entered in favor of similarly situated grocers (i.e. Safeway and SuperValu) on the basis that the defendants' interpretation of "usual and customary" as the retail price was objectively reasonable and they therefore lacked the requisite knowledge for the false claims to be actionable. These cases have been dismissed pending potential appeal by the relators and the United States Department of Justice. Although we believe these defendants had similar discount prescription drug programs as those offered by Winn Dixie during the applicable time period, we do not know the full substance of the allegations and cannot provide any assurances that we will similarly prevail in our case. If the court rules adversely to us, we could be subject to suspension, exclusion or debarment from government health care programs, and/or have to agree to settlements that can include monetary penalties and onerous compliance and reporting requirements as part of a consent decree or corporate integrity or monitoring agreement. At this stage of the proceedings, however, we do not currently consider the possible loss, if any, in connection with this matter to be material to our financial statements. On September 30, 2020 we received a notice from the U.S. Department of Justice that they have declined to intervene in the qui tam lawsuit. Additionally, they advised that they do not have information regarding whether the relators intend to pursue the asserted claims on behalf of the United States or whether they will voluntarily dismiss the lawsuit.

              We are also subject to other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business that we believe are incidental to the operation of our business, and a limited number of environmental claims. See "Risk Factors—Risks Related to Our Business and Industry—Litigation or legal proceedings could expose us to significant liabilities and may materially adversely affect our businesses, financial condition and results of operations." While the outcome of these claims cannot be predicted with certainty, our management does not believe that the outcome of any of these legal matters will have a material adverse effect on our consolidated results of operations, financial position or cash flows.

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MANAGEMENT

Directors and Executive Officers

              The following table sets forth the names and ages, as of the date of this prospectus, and titles of the individuals who will serve as our executive officers and members of our board of directors at the time of the offering.

Name	Age	Position
Anthony Hucker	54	President, Chief Executive Officer and Director
Brian Carney	59	Executive Vice President and Chief Financial Officer
Elizabeth C. Thompson	41	Executive Vice President and Chief People Officer
Eduardo Garcia	57	Executive Vice President and Chief Growth Officer
Andrew P. Nadin	46	Executive Vice President and Chief Customer Officer
Deborah F. Goldstein	56	Executive Vice President and Chief Supply Chain Officer

Anthony Hucker

              Mr. Hucker is our President and Chief Executive Officer, a position he has held since July 2017. He has served as a member of our board of directors since July 2017 and was previously our Chief Operating Officer when he joined the company in February 2016. Prior to joining us, Mr. Hucker was President and Chief Operating Officer of Schnuck Markets Inc. ("Schnucks") from November 2014 to November 2015, and previously served as Chief Merchandising Officer and Chief Strategy Officer of Schnucks from September 2013 until November 2014. Prior to Schnucks, Mr. Hucker held the position of President of Giant Food of Maryland, LLC and served on the executive board of Ahold USA. Prior to joining Giant Food, Mr. Hucker spent seven years at Walmart and 10 years with Aldi, both in a variety of leadership positions, internationally and domestically. Mr. Hucker has served on the board of directors of Food Marketing Institute since 2018, National Retail Federation since 2018 and Symphony Retail AI since 2019. Mr. Hucker previously served on the board of directors for the Chicago Trading Company from 2015 to 2019 and Jacent Retail from 2015 to 2018.

              We believe that Mr. Hucker's extensive transformational leadership experience and institutional knowledge of grocery retail qualify him to serve as one of our directors.

Brian Carney

              Mr. Carney is our Executive Vice President and Chief Financial Officer, a position he has held since October 2005. Prior to joining us, Mr. Carney served as Executive Vice President and Chief Financial Officer of specialty retailer Jo-Ann Stores Inc. from 1997 to 2005 and prior to that, served in various financial positions for drug store retailer Revco D.S. Inc. from 1989 to 1997, most recently as Senior Vice President of Finance. Previously, Mr. Carney spent seven years with the public accounting firm Arthur Andersen & Co. Mr. Carney serves on the board of directors for Citi Trends since 2007.

Elizabeth C. Thompson

              Ms. Thompson is our Executive Vice President and Chief People Officer, a position she has held since March 2019. She previously served as our Senior Vice President and Chief People Officer from July 2017 until March 2019, as our Vice President of Talent and Development from October 2015 until July 2017 and as our Senior Director of Organizational Effectiveness from September 2014 until October 2015. Prior to joining us, Ms. Thompson was President of Intuitive Quest, LLC, a human resources consulting and leadership coaching firm, which she successfully ran from July 2012 to September 2014. During this time, Ms. Thompson also served as Senior Director of Organizational Development and Effectiveness for Hooters of America, Inc. from July 2012 to June 2014, as well as various leadership roles over a 12-year tenure with Starbucks Coffee Co. from March 2000 to June

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2012. Ms. Thompson serves as a member of the Southeastern Grocers Gives Foundation Board, our charitable arm, since July 2019. Ms. Thompson also serves on the board of directors for the American Heart Association First Coast Chapter since January 2020 and was appointed to serve on the board of directors for Teach for America Jacksonville in June 2020.

Eduardo Garcia

              Mr. Garcia is our Executive Vice President and Chief Growth Officer, a position he has held since March 2019. Mr. Garcia previously served as our Senior Vice President of Operations from December 2017 to March 2019 and as Regional Vice President for Winn-Dixie from April 2014 to December 2017. Mr. Garcia has served in various leadership positions during his 40-year career. Prior to joining Winn-Dixie, Mr. Garcia served as Vice President of Retail Operations for Sweetbay Supermarket. Before joining Sweetbay Supermarket, Mr. Garcia served in various leadership roles with Kash n' Karry Food Stores Inc.

Andrew P. Nadin

              Mr. Nadin is our Executive Vice President and Chief Customer Officer, a position he has held since March 2019. He previously served as our Executive Vice President and Chief Marketing Officer from July 2018 until March 2019. Prior to joining us, Mr. Nadin served as Chief Marketing Officer for Schnucks from September 2014 to July 2018. Prior to this, Mr. Nadin was Chief Executive Officer of the brand marketing agency APN Consulting, Inc., served as the head of brand at The Jordans & Ryvita Company, part of Associated British Foods, and held various management positions at Scottish & Newcastle plc and Aldi UK. Mr. Nadin previously served as European Brand Director for Mars Incorporated.

Deborah F. Goldstein

              Ms. Goldstein is our Executive Vice President and Chief Supply Chain Officer, a position she has held since March 2019. She previously served as our Senior Vice President of Supply Chain Planning and Central Operations from July 2018 to March 2019, as our Vice President of Supply Chain Planning and Central Operations from June 2018 to July 2018 and our Vice President of Supply Chain Planning from December 2015 to June 2018. Prior to joining us, Ms. Goldstein owned and operated DFG Consulting, a global supply chain consulting business, from November 2014 to November 2015. Previously, she was Vice President of Industrial Demand Planning and Customer Fulfillment at McCormick & Company from July 2011 to October 2014. Ms. Goldstein also previously served in various strategic positions at the Consumer Healthcare Division of Pfizer, Inc., L'Oréal USA, Guinness Bass Import Co., KPMG LLP and Pharmavite LLC.

Board of Directors

              Our business and affairs are managed under the direction of our board of directors. Contemporaneously with this offering, our board of directors will be composed of            directors.

Board Committees

              Prior to the completion of this offering, our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will operate under a charter approved by our board of directors. Members will serve on these committees until their resignations or until otherwise determined by our board of directors. Following this offering, copies of each committee's charter will be available on our website.

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              Audit Committee.    The primary purpose of our audit committee is to assist the board of directors' oversight of, among other things:

  •
  audits of our consolidated financial statements;

  •
  the integrity of our financial statements;

  •
  our process relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures;

  •
  the qualifications, engagement, compensation, independence and performance of our independent auditor; and

  •
  the performance of our internal audit function.

              Upon the consummation of this offering, the audit committee will be composed of,            ,             and            .            will serve as chair of the audit committee.                        qualifies as an "audit committee financial expert" as such term has been defined by the SEC in Item 407(d) of Regulation S-K. Our board of directors has affirmatively determined that            and            meet the definition of an "independent director" for the purposes of serving on the audit committee under applicable NYSE rules and Rule 10A-3 under the Exchange Act. We intend to comply with these independence requirements for all members of the audit committee within the time periods specified under such rules. The audit committee will be governed by a charter that complies with the rules of the NYSE.

              Following this offering, both our independent registered public accounting firm and management personnel will periodically meet privately with our audit committee.

              Compensation Committee.    The primary purposes of our compensation committee is to assist the board of directors in overseeing our management compensation policies and practices, including, among other things:

  •
  determining and approving the compensation of our executive officers;

  •
  reviewing and approving incentive compensation awards to executive officers; and

  •
  make recommendations to the board of directors with respect to all equity-based compensation plans.

              Upon the consummation of this offering, the compensation committee will be composed of            ,             and            .            will serve as chair of the compensation committee. The compensation committee will be governed by a charter, to be effective prior to the completion of this offering, that complies with the rules of the NYSE.

              Nominating and Corporate Governance Committee.    The primary purposes of our nominating and corporate governance committee is to:

  •
  identify and screen individuals qualified to serve as directors and recommend to the board of directors candidates for nomination for election;

  •
  evaluate, monitor and make recommendations to the board of directors with respect to our corporate governance guidelines;

  •
  coordinate and oversee the annual self-evaluation of the board of directors and its committees and management; and

  •
  review our overall corporate governance and recommend improvements for approval by the board of directors where appropriate.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

              Upon the consummation of this offering, the nominating and corporate governance committee will be composed of.                                    ,                                     and                         .                         will serve as the chair of the nominating and corporate governance committee. The nominating and corporate governance committee will be governed by a charter that complies with the rules of the NYSE.

Compensation Committee Interlocks and Insider Participation

              None of our executive officers serves, except for Anthony Hucker, our President and Chief Executive Officer, or in the last completed fiscal year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of the compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) and of any other company.

Indemnification of Directors and Officers

              Our amended and restated certificate of incorporation will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL.

              We intend to enter into indemnification agreements with each of our executive officers and directors prior to the completion of this offering. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Code of Business Conduct and Ethics

              Prior to the completion of this offering, we will amend our code of business conduct and ethics that applies to all of our employees, officers, directors, agents, consultants, representatives, affiliates, subsidiaries and anyone who is authorized to act on our behalf. A copy of the amended code will be available on our website located at www.segrocers.com. Any amendments or waivers from our code for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, to our code will be disclosed on our website promptly following the date of such amendment or waiver.

Corporate Governance Guidelines

              Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE, which serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas, including the duties and responsibilities of the board of directors, director independence, board leadership structure, executive sessions, succession planning, director nomination, qualification and election, director orientation and continuing education, annual board and committee performance evaluations and other governance guidelines for our board of directors. A copy of our corporate governance guidelines will be posted on our website located at www.segrocers.com.

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Outstanding Equity Awards at Fiscal Year-End

              The following table sets forth certain information with respect to outstanding equity awards held by our named executive officers at December 25, 2019.

		Stock Awards
Name	Grant Type	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Anthony Hucker	Time-Based RSU	79,625
	Performance-Based RSU			91,000
	Performance-Based RSU			78,000
Brian Carney	Time-Based RSU	45,938
	Performance-Based RSU			52,500
	Performance-Based RSU			45,000
Elizabeth C. Thompson	Time-Based RSU	15,313
	Performance-Based RSU			17,500
	Performance-Based RSU			15,000
Eduardo Garcia	Time-Based RSU	15,313
	Performance-Based RSU			17,500
	Performance-Based RSU			15,000
Andrew P. Nadin	Time-Based RSU	10,719
	Performance-Based RSU			12,250	435,978
	Performance-Based RSU			10,500	373,695

(1)
Represents outstanding Time-Based RSUs. The vesting terms are described in more detail under "Amended and Restated 2018 Omnibus Equity Incentive Plan—Time-Based RSUs."

(2)
The market value was determined assuming an initial public offering price of $        per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

(3)
Represents outstanding Performance-Based RSU. The vesting terms are described in more detail under "Amended and Restated 2018 Omnibus Equity Incentive Plan—Time-Based RSUs."

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Stock Vested

              The following table sets forth certain information with respect to outstanding equity awards held by our named executive officers at December 25, 2019.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)(2)
Anthony Hucker	11,375
Brian Carney	6,563
Elizabeth C. Thompson	2,188
Eduardo Garcia	2,188
Andrew P. Nadin	1,531

(1)
Represents the Time-Based RSUs vested in November 2019. As described above, each of our named executive officers elected to defer the settlement of vested Time-Based RSUs.

(2)
The market value was determined assuming an initial public offering price of $        per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Non-Qualified Deferred Compensation Table

              The table below sets forth details regarding the deferral of the Time-Based RSUs by each of our named executive officers. As described above, such Time-Based RSUs have been deferred until the first to occur of a Time-Based RSU Exit Event and the NEO's termination of service.

Name	Executive Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)(3)	Aggregate Balance at Last FYE ($)(2)
Anthony Hucker		—	—
Brian Carney		—	—
Elizabeth C. Thompson		—	—
Eduardo Garcia		—	—
Andrew P. Nadin		—	—

(1)
The market value was determined assuming an initial public offering price of $          per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

(2)
The Company does not have readily available information to provide aggregate earnings values for this column. The market value was determined assuming an initial public offering price of $            per share (the midpoint of the estimated public offering price set forth on the cover page of this prospectus).

(3)
No Time-Based RSUs were settled in fiscal year 2019.

Employment Agreements

              BI-LO, has entered into employment agreements with our named executive officers. Additional information regarding post-termination benefits provided under these employment agreements can be found under "—Potential Payments Upon Termination or Change in Control" below.

Anthony Hucker

              Mr. Hucker serves as our Chief Executive Officer pursuant to an employment agreement effective July 1, 2017 (the "Hucker Employment Agreement"). Pursuant to the Hucker Employment Agreement, Mr. Hucker receives a base salary of $1,000,000 per year and is eligible to earn an annual incentive compensation bonus under the STIP, based on attainment of certain budgeted performance goals of the Company. Mr. Hucker's target bonus is set at 125% of his base salary, with the actual amount payable to Mr. Hucker equal to (i) $0 if threshold performance is not achieved, (ii) 62.5% of his base salary if threshold performance is achieved, (iii) 125% of his base salary if target performance is achieved and (iv) 200% of his base salary if maximum performance is achieved. Mr. Hucker's bonus amount is prorated for any performance levels achieved between the threshold and maximum performance levels, and for any performance bonus period of less than one year.

              Mr. Hucker is eligible to participate in the health and welfare benefit programs and retirement plans offered to our other similarly situated executives and he is entitled to four weeks of paid vacation each year in accordance with our vacation policy. He is also entitled to attend the Harvard Business School Advanced Management Program at our expense. We also reimburse Mr. Hucker for all reasonable business expenses incurred by him in the performance of his duties in accordance with our policies.

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              Under the Hucker Employment Agreement, Mr. Hucker is subject to customary non-competition and non-solicitation restrictive covenants. The Hucker Employment Agreement also includes customary confidentiality provisions and a mutual non-disparagement covenant.

              In addition, our board of directors has the ability to grant Mr. Hucker more favorable compensation terms than those provided in the Hucker Employment Agreement.

              The Hucker Employment Agreement provides for the payment of benefits upon certain termination events. The details of these provisions are set forth under "—Potential Payments Upon Termination or Change-in-Control" below.

Brian Carney

              Mr. Carney serves as our Chief Financial Officer pursuant to an employment agreement that was entered into on February 4, 2012 and amended effective March 26, 2018 (the "Carney Employment Agreement"). Pursuant to the Carney Employment Agreement, Mr. Carney receives a base salary of $700,000 per year, and is eligible to earn an annual incentive compensation bonus under the STIP, based on attainment of certain budgeted performance goals of the Company. Mr. Carney's target bonus is set at 100% of his base salary, with the actual amount payable to Mr. Carney equal to (i) $0 if threshold performance is not achieved, (ii) 50% of his base salary if threshold performance is achieved, (iii) 100% of his base salary if target performance is achieved and (iv) 200% of his base salary if maximum performance is achieved. Mr. Carney's bonus amount is prorated for any performance levels achieved between the threshold and maximum performance levels, and for any performance bonus period of less than one year.

              Mr. Carney is eligible to participate in the health and welfare benefit programs and retirement plans offered to our other similarly situated executives and he is entitled to five weeks of paid vacation each year. We also reimburse Mr. Carney for all reasonable business expenses incurred by him in the performance of his duties in accordance with our policies.

              Under the Carney Employment Agreement, Mr. Carney is subject to customary non-competition and non-solicitation restrictive covenants. The Carney Employment Agreement also includes customary confidentiality provisions and a non-disparagement covenant in favor of the Company.

              In addition, our board of directors has the ability to grant Mr. Carney more favorable compensation terms than those provided in the Carney Employment Agreement.

              The Carney Employment Agreement provides for the payment of benefits upon certain termination events. The details of these provisions are set forth under "—Potential Payments Upon Termination or Change-in-Control" below.

Elizabeth C. Thompson

              Ms. Thompson serves as our EVP and Chief People Officer pursuant to an employment agreement effective March 18, 2019 (the "Thompson Employment Agreement"). Pursuant to the Thompson Employment Agreement, Ms. Thompson receives a base salary of $425,000 per year, and is eligible to earn an annual incentive compensation bonus under the STIP, based on attainment of certain budgeted performance goals of the Company. Ms. Thompson's target bonus is set at 100% of her base salary, with the actual amount payable to Ms. Thompson equal to (i) $0 if threshold performance is not achieved, (ii) 50% of her base salary if threshold performance is achieved, (iii) 100% of her base salary if target performance is achieved and (iv) 200% of her base salary if maximum performance is achieved. Ms. Thompson's bonus amount is prorated for any performance levels achieved between the threshold and maximum performance levels, and for any performance bonus period of less than one year.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

              Ms. Thompson is eligible to participate in the health and welfare benefit programs and retirement plans offered to other similarly situated executives of the Company and she is entitled to paid vacation each year in accordance with our vacation policy. We also reimburse Ms. Thompson for all reasonable business expenses incurred by her in the performance of her duties in accordance with our policies.

              Under the Thompson Employment Agreement, Ms. Thompson is subject to customary non-competition and non-solicitation restrictive covenants. The Thompson Employment Agreement also includes customary confidentiality provisions and a mutual non-disparagement covenant.

              In addition, our board of directors has the ability to grant Ms. Thompson more favorable compensation terms than those provided in the Thompson Employment Agreement.

              The Thompson Employment Agreement provides for the payment of benefits upon certain termination events. The details of these provisions are set forth under "—Potential Payments Upon Termination or Change-in-Control" below.

Eduardo Garcia

              Mr. Garcia serves as our EVP, Store Growth pursuant to an employment agreement effective March 18, 2019 (the "Garcia Employment Agreement"). Pursuant to the Garcia Employment Agreement, Mr. Garcia receives a base salary of $350,000 per year, and is eligible to earn an annual incentive compensation bonus under the STIP, based on attainment of certain budgeted performance goals of the Company. Mr. Garcia's target bonus is set at 100% of his base salary, with the actual amount payable to Mr. Garcia equal to (i) $0 if threshold performance is not achieved, (ii) 50% of his base salary if threshold performance is achieved, (iii) 100% of his base salary if target performance is achieved and (iv) 200% of his base salary if maximum performance is achieved. Mr. Garcia's bonus amount is prorated for any performance levels achieved between the threshold and maximum performance levels, and for any performance bonus period of less than one year.

              Mr. Garcia is eligible to participate in the health and welfare benefit programs and retirement plans offered to our other similarly situated executives and he is entitled to paid vacation each year in accordance with our vacation policy. We also reimburse Mr. Garcia for all reasonable business expenses incurred by him in the performance of his duties in accordance with our policies.

              Under the Garcia Employment Agreement, Mr. Garcia is subject to customary non-competition and non-solicitation restrictive covenants. The Garcia Employment Agreement also includes customary confidentiality provisions and a mutual non-disparagement covenant.

              In addition, our board of directors has the ability to grant Mr. Garcia more favorable compensation terms than those provided in the Garcia Employment Agreement.

              The Garcia Employment Agreement provides for the payment of benefits upon certain termination events. The details of these provisions are set forth under "—Potential Payments Upon Termination or Change-in-Control" below.

Andrew P. Nadin

              Mr. Nadin serves as our EVP and Chief Customer Officer pursuant to an employment agreement effective March 18, 2019 (the "Nadin Employment Agreement"). Pursuant to the Nadin Employment Agreement, Mr. Nadin receives a base salary of $400,000 per year, and is eligible to earn an annual incentive compensation bonus under the STIP, based on attainment of certain budgeted performance goals of the Company. Mr. Nadin's target bonus is set at 100% of his base salary, with the actual amount payable to Mr. Nadin equal to (i) $0 if threshold performance is not achieved, (ii) 50% of his base salary if threshold performance is achieved, (iii) 100% of his base salary if target

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

performance is achieved and (iv) 200% of his base salary if maximum performance is achieved. Mr. Nadin's bonus amount is prorated for any performance levels achieved between the threshold and maximum performance levels, and for any performance bonus period of less than one year.

              Mr. Nadin is eligible to participate in the health and welfare benefit programs and retirement plans offered to our other similarly situated executives and he is entitled to paid vacation each year in accordance with our vacation policy. We also reimburse Mr. Nadin for all reasonable business expenses incurred by him in the performance of his duties in accordance with our policies.

              Under the Nadin Employment Agreement, Mr. Nadin is subject to customary non-competition and non-solicitation restrictive covenants. The Nadin Employment Agreement also includes customary confidentiality provisions and a mutual non-disparagement covenant.

              In addition, our board of directors has the ability to grant Mr. Nadin more favorable compensation terms than those provided in the Nadin Employment Agreement.

              The Nadin Employment Agreement provides for the payment of benefits upon certain termination events. The details of these provisions are set forth under "—Potential Payments Upon Termination or Change-in-Control" below.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Potential Payments Upon Termination or Change-In-Control

              In this section, we discuss the nature and estimated value of payments and benefits we would provide to our named executive officers in the event of termination of employment (including in connection with a change in control). The amounts described in this section reflect amounts that would have been payable under the named executive officers' employment agreements if their employment had terminated on December 25, 2019, and the value of the RSUs that would have become vested upon such a termination (where applicable) under the named executive officers' Time-Based RSU award agreements and Performance-Based RSU award agreements.

              For the named executive officers, the types of termination situations include a voluntary termination by the executive, with or without "good reason," a termination by us either for "cause" or without "cause" and termination in the event of disability or death. The actual payments and benefits that would be provided upon a termination of employment are based on the named executive officers' compensation and benefit levels at the time of the termination of employment.

              We have not described or provided an estimate of the value of any payments or benefits payable in connection with employment termination under plans or arrangements that do not discriminate in scope, terms or operation in favor of a named executive officer and that are generally available to salaried employees.

Potential Payments under Employment Agreements

              As discussed above, the Company has entered into employment agreements with our named executive officers. The employment agreements provide for the payment of severance benefits following certain termination events. Below is a summary of the payments and benefits that the named executive officers would receive in connection with various employment termination scenarios.

Termination without Cause or by the Executive for Good Reason

              Under the terms of each employment agreement, if the executive's employment is terminated by the Company for any reason other than for cause and not due to death or disability, or by the executive for good reason, in addition to any accrued obligations (which include the executive's then-base salary through the effective date of his or her termination, reimbursement for any unreimbursed business expense properly incurred and documented by the executive, and any employee benefits as to which the executive may be entitled under our employee benefit plans in accordance with their terms), subject to the executive's execution of a valid and effective release of claims in favor of the Company, the executive is entitled to receive, as applicable:

  •
  any earned but unpaid annual bonus relating to the year prior to the executive's termination;

  •
  a prorated annual bonus for the year of the executive's termination based on actual performance for such year and the portion of the year worked;

  •
  200% of the sum of the executive's (a) annual base salary, plus (b) target bonus opportunity, payable in equal monthly installments during the 12 month period following the executive's termination; and

  •
  Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") coverage subsidized by the employer at the rate that was provided to the executive immediately prior to his or her termination of employment plus any additional healthcare continuation coverage necessary to equal a total of 24 months following the executive's termination, or, if earlier, until the executive is eligible for materially comparable coverage from another employer (the "COBRA Coverage").

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Termination without Cause or by the Executive for Good Reason in connection with a Change of Control

              Under the terms of each employment agreement, if the executive's employment is terminated by us for any reason other than for cause and not due to death or disability, or by the executive for good reason, in either case, within 24 months following a "change of control," subject to the executive's execution of a valid and effective release of claims in favor of the Company, then the executive is entitled to receive the base salary and target bonus severance payments described above in a single lump sum.

Termination Due to Death or Disability

              If the executive's employment terminates due to death or disability, subject to the executive's, or his or her estate's, execution of a valid and effective release of claims in favor of the Company, the Company will pay the executive, or his or her estate:

  •
  any accrued obligations;

  •
  any earned but unpaid annual bonus relating to the year prior to the executive's termination; and

  •
  annual bonus for the year of the executive's termination based on actual performance for such year.

Termination for Cause or by the Executive without Good Reason

              If the executive's employment is terminated by us for cause or by the executive without good reason, our only obligation is the payment of any accrued obligations.

Summary of Estimated Cash Severance Payments

              The following table provides a summary of the payments that the NEOs would have been eligible to receive in each of the applicable scenarios, assuming that the relevant termination and, if applicable, "change in control," occurred on December 25, 2019. The severance amounts shown below do not include the amounts paid to the named executive officers pursuant to the 2019 STIP and reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Table, since the named executive officers would have been paid based on their service through the end of the year and therefore would have received the amount whether or not the termination occurred.

Name/Form of Compensation	Without Cause ($)	Qualifying Resignation	Death or Disability ($)	Post Change in Control Termination ($)
Anthony Hucker
Severance	$4,524,039	$4,524,039	$—	$4,524,039
Prorated Annual Bonus	$1,250,000	$1,250,000	$1,250,000	$1,250,000
Brian Carney
Severance	$2,840,065	$2,840,065	$—	$2,840,065
Prorated Annual Bonus	$700,000	$700,000	$700,000	$700,000
Elizabeth C. Thompson
Severance	$1,700,963	$1,700,963	$—	$1,700,963
Prorated Annual Bonus	$419,231	$419,231	$419,231	$419,231
Eduardo Garcia
Severance	$1,440,065	$1,440,065	$—	$1,440,065
Prorated Annual Bonus	$350,000	$350,000	$350,000	$350,000
Andrew P. Nadin
Severance	$1,616,989	$1,616,989	$—	$1,616,989
Prorated Annual Bonus	$394,231	$394,231	$394,231	$394,231

Potential Payments under RSU Award Agreements

              As discussed above, each named executive officer held outstanding unvested RSUs awarded on December 25, 2019. Upon a Time-Based RSU Exit Event (as defined above), the Time-Based RSUs will accelerate and fully vest. In addition, the Time-Based RSUs will accelerate and fully vest upon the NEO's termination of employment either by us without "cause" or by the NEO for "good reason," in either case, within 12 months following the occurrence of a "change in control" that does not also constitute a Time-Based RSU Exit Event (a "Post-CIC Termination"). Upon a Performance-Based RSU Exit Event, the Performance-Based RSUs will accelerate and fully vest.

              Pursuant to the terms of the Time-Based RSU award agreements and the Performance-Based RSU award agreements, if the named executive officer's employement is terminated either by the Company without "cause" or by the named executive officer for "good reason," in either case, prior to the consummation of a Time-Based RSU Exit Event and/or Performance-Based RSU Exit (as applicable) but following our board of directors having approved a formal action with respect to the occurrence of such Time-Based RSU Exit Event and/or Performance-Based RSU Exit (as applicable) (a "Pre-Exit Event Termination"), any unvested RSUs as of the date of such termination will remain outstanding until the earlier of: (i) the consummation of the contemplated Time-Based RSU Exit Event and/or Performance-Based RSU Exit (as applicable), in which case such unvested RSUs will vest in accordance with the applicable award agreement, (ii) the date on which the contemplated Time-Based RSU Exit Event and/or Performance-Based RSU Exit (as applicable) is formally terminated as determined by our board of directors, in which case such unvested RSUs will be forfeited without consideration or (iii) 12 months following our board of director's action that gave rise to the contemplated Time-Based RSU Exit Event and/or Performance-Based RSU Exit (as applicable), in which case such unvested RSUs will be forfeited without consideration.

              Time-Based RSUs and Performance-Based RSUs do not vest or accelerate upon death, disability or termination events other than as described above.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Summary of Estimated Equity Acceleration

              The following market values as of December 25, 2019, have been determined assuming an initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

              The estimated value of the Time-Based RSUs held by the named executive officers that would vest upon a (i) Time-Based RSU Exit Event, (ii) Pre-Exit Event Termination Event or (iii) Post-CIC Termination, would be as follows: Mr. Hucker ($2,833,854); Mr. Carney ($            ); Ms. Thompson ($            ); Mr. Garcia ($            ); and Mr. Nadin ($            ). The value attributable to each NEO's Time-Based RSUs upon a Post-CIC Termination may vary depending on the date on which the NEO is terminated during the 12 month period following a change in control, as described above. Our estimate of the value of the unvested RSUs that would accelerate or become eligible to accelerate assumes that each of the applicable scenarios described above under "—Potential Payments under Employment Agreements," as applicable, occurred on December 25, 2019.

              The estimated value of the Performance-Based RSUs held by the named executive officers that would vest upon a (i) Performance-Based RSU Exit Event or (ii) Pre-Exit Termination, would be as follows: Mr. Hucker ($            ); Mr. Carney ($            ); Ms. Thompson ($            ); Mr. Garcia ($            ); and Mr. Nadin ($            ). The foregoing estimated values represent the aggregate value of the Performance-Based RSUs with a $52.22 performance vesting threshold and the Performance-Based RSUs with a $78.33 performance vesting threshold.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

PRINCIPAL AND SELLING STOCKHOLDERS

              The following table shows information regarding the beneficial ownership of our common stock as of                , 2020, (i) immediately prior to the consummation of this offering and (ii) as adjusted to give effect to this offering by:

  •
  the selling stockholders;

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  each person or group who is known by us to own beneficially more than 5% of our common stock;

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  each member of our board of directors and each of our named executive officers; and

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  all members of our board of directors and our executive officers as a group.

              Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on            shares of common stock outstanding as of                    , 2020 and            shares of common stock outstanding after giving effect to this offering, assuming no exercise of the underwriters' option to purchase additional shares, or            shares of common stock, assuming the underwriters exercise their option to purchase additional shares in full. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is 8928 Prominence Parkway #200, Jacksonville, Florida 32256.

	Shares of common stock beneficially owned before this offering		Shares of common stock beneficially owned after this offering (assuming no exercise of the option to purchase additional shares)		Shares of common stock beneficially owned after this offering (assuming full exercise of the option to purchase additional shares)
Name and address of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares
Selling Stockholders:
5% stockholders:
Named executive officers and directors:
Anthony Hucker
Brian Carney
Elizabeth C. Thompson
Eduardo Garcia
Andrew P. Nadin
All directors and executive officers as a group ( ) persons)

*
Represents beneficial ownership of less than 1% of our outstanding common stock.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

              Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries and our directors, executive officers or holders of more than 5% of our voting securities.

Advisory Agreement

              Prior to the Reorganization, we were a party to an asset advisory agreement (the "Advisory Agreement") with Hudson Americas LLC, an affiliate of Lone Star Fund V (U.S.), L.P. and Lone Star Fund VII (U.S.), L.P., our previous stockholder. The Advisory Agreement was terminated as of the Emergence Date.

              We had expenses of $0.4 million and $5.2 million for the 22 weeks ended May 30, 2018 and the year ended December 27, 2017, respectively, related to the Advisory Agreement. There was no expense related to the Advisory Agreement for the year ended December 25, 2019 or the 30 weeks ended December 26, 2018.

Service Agreement

              Pursuant to the Reorganization, we entered into the global settlement (the "Global Settlement"), which formed a special purpose entity, SEG II, which received certain leases from us. Pursuant to the Global Settlement, we made payments of $20.0 million, $0.0 million and $15.4 million during the year ended December 25, 2019, the 30 weeks ended December 26, 2018 and the 22 weeks ended May 30, 2018, respectively.

              We are a party to a service agreement with SEG II (the "Service Agreement"). Pursuant to the Service Agreement, we agree to provide maintenance services for certain of the lease premises. We are also a party to a master sublease agreement with SEG II for certain of its operating locations for no additional rent.

Stockholders Agreement

              On May 31, 2018, we entered into a stockholders agreement with certain holders of our common stock (the "Stockholders Agreement"). The Stockholders Agreement includes provisions relating to the election of directors to our board of directors, customary information and registration rights, stock preemptive rights, tag-along rights and drag-long rights. The Stockholders Agreement will be amended and restated in connection with this offering.

Review, Approval or Ratification of Transactions with Related Persons

              Our code of business conduct and ethics states that a "conflict of interest" occurs when an individual's private interests interfere in any way, or appear from the perspective of a reasonable person to interfere in any way, with our interests as a whole, and provides further that a conflict situation can arise when an employee or director takes actions or has interests that may make it difficult to perform his or her responsibilities objectively and effectively. We believe that a conflict exists whenever an outside interest could actually or potentially influence the judgment or actions of an individual in the conduct of our business and that conflicts of interest may arise when an employee or director, or a member of his or her family, receives improper personal benefits as a result of his or her position.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

              Our code of business conduct and ethics provides that directors and employees must avoid conflicts or the appearance of conflicts, and that employees should avoid any outside financial interests that might conflict with our interests. Such outside interests could include, among other things:

  •
  personal or family financial interests in, or indebtedness to, enterprises that have business relations with us, such as relatives who are employed by or own an interest in consultants or suppliers;

  •
  acquiring any interest in outside entities, properties, etc., in which we have an interest or potential interest;

  •
  conduct of any business not on our behalf with any consultant, contractor, supplier, or distributor doing business with us or any of their officers or employees, including service as a director or officer of, or employment or retention as a consultant by, such persons; and

  •
  serving on the board of directors of an outside entity whose business competes with our business.

              Under our code of business conduct and ethics, employees are required to report any material transaction or relationship that could result in a conflict of interest to our compliance officer.

              Our audit committee will be responsible for the review, approval, or ratification of any potential conflict of interest transaction involving any of our directors or executive officers, director nominees, any person known by us to be the beneficial owner of more than five percent of any class of our voting securities, or any family member of or related party to such persons, including any transaction required to be reported under Item 404(a) of Regulation S-K promulgated by the SEC.

              In reviewing any such proposed transaction, our audit committee will be tasked to consider all relevant facts and circumstances, including the commercial reasonableness of the terms, the benefit or perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person's direct or indirect interest and the actual or apparent conflict of interest of the related person.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

DESCRIPTION OF MATERIAL INDEBTEDNESS

Credit Agreements

              Effective May 31, 2018 certain of our wholly-owned subsidiaries, including BI-LO, LLC (the "Borrower"), entered into (i) an ABL Credit Agreement (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "ABL Credit Agreement"), which includes both (a) an up to $550.0 million senior secured asset based revolving credit facility (the "Revolving Credit Facility") and (b) $50.0 million first-in, last-out facility (the "FILO Facility") and (ii) a Term Loan Credit Agreement (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Term Loan Agreement" and, together with the ABL Credit Agreement, the "Credit Agreements") pursuant to which the lenders under the Term Loan Agreement provided us with term loans in an aggregate amount of $475.0 million (the "Term Loan" and, together with the Revolving Credit Facility and the FILO Facility, the "Facilities"). Up to $235.0 million under the Revolving Credit Facility may be used by the Borrower and its affiliates to request letters of credit.

Interest Rate and Fees

              Borrowings under the Facilities bear interest at the applicable margin, plus, at the Borrower's election, either (i) a base rate determined by reference to the greatest of the (a) a base rate determined by reference to the rate of interest per annum announced by the administrative agent (currently Truist Bank) as its prime rate on such day, (b) the federal funds effective rate in effect on such day plus 1/2 of 1.00% and (c) the London interbank offered rate ("LIBOR") that would be calculated as of such day (or, if such day is not a business day, as of the next preceding business day) with a one month maturity plus 1.00% or (ii), if available, LIBOR for U.S. dollars determined by reference to the applicable Reuters screen page two business days prior to the commencement of the interest period relevant to the subject borrowing, adjusted for certain additional costs, which may not be less than (a) in the case of the Revolving Credit Facility, 0.00% and (b) in the case of the FILO Facility and Term Loan, 1.0%.

              The applicable margin for the Revolving Credit Facility is determined in accordance with the table set forth below:

Historical Revolving Credit Facility Excess Availability	Applicable Margin for LIBOR Loans	Applicable Margin for Base Rate Loans
Category 1
Equal to or greater than 50%	1.25%	0.25%
Category 2
Less than 50% and equal to or greater than 25%	1.50%	0.50%
Category 3
Less than 25%	1.75%	0.75%

              The applicable margin for the FILO Facility is determined with the table set forth below:

FILO Rating (S&P or Moody's)	Applicable Margin for LIBOR Loans	Applicable Margin for Base Rate Loans
Category 1
Equal to or higher than B3 and B–	5.25%	4.25%
Category 2
Lower than B3 or B–	8.25%	7.25%

              The applicable margin for the Term Loan is 8.00% for LIBOR Loans and 7.00% for base rate loans.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

              The following fees are required to be paid under the Credit Agreements:

  •
  a commitment fee to each revolving lender on the average daily unused portion of such revolving lender's revolving credit commitment of 0.25% per annum;

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  a participation fee to each revolving lender on the daily face amount of such revolving lender's letter of credit exposure at a rate equal to the applicable margin for LIBOR loans under the Revolving Credit Facility;

  •
  a fronting fee to each issuing bank on the daily face amount of each letter of credit issued by such issuing bank at a rate agreed by the Borrower and such issuing bank (which may not exceed 0.125%);

  •
  a customary annual administration fee to the administrative agent under the Revolving Credit Agreement and the administrative agent under the Term Loan Agreement.

Voluntary Prepayments

              Subject to certain notice requirements, the Borrower may voluntarily prepay outstanding loans and/or terminate commitments, as applicable, under the Revolving Credit Facility, the FILO Facility, or the Term Loan, in whole or in part without premium or penalty provided that (i) any prepayment must include customary "breakage" costs with respect to LIBOR loans and (ii) with respect to the FILO Facility, the Borrower must be in compliance with the Payment Conditions (as defined in the Revolving Credit Agreement).

Mandatory Prepayment

              The Revolving Credit Agreement requires the Borrower to prepay the loans outstanding (i) under the Revolving Credit Facility by the amount by which the outstanding revolving loans exceed the borrowing base applicable to revolving loans under the Revolving Credit Agreement on any date and (ii) under the FILO Facility by the amount by which the outstanding FILO loans exceed the borrowing base applicable to FILO loans under the Revolving Credit Agreement on any date.

              The Term Loan Agreement requires the Borrower to prepay the term loans with:

  •
  75% of excess cash flow (determined in accordance with the terms of the Term Loan Agreement) for each fiscal year above a threshold amount, minus, at our option, the amount of any voluntary prepayment under the Revolving Credit Facility (to the extent accompanied by a permanent reduction of the related commitment), the FILO Facility and/or the Term Loan, subject to other exceptions and subject to a stepdown to (i) 50% if the total net leverage ratio is less than or equal to 2.10:1.00 and greater than 1.60:1.00, (ii) 25% if the total net leverage ratio is less than or equal to 1.60:1.00 and greater than 1.10:1.00 and (iii) 0% if the total net leverage ratio less than or equal to 1.10:1.00;

  •
  100% of the net cash proceeds of certain asset sales and/or insurance/condemnation events above a threshold amount, subject to reinvestment rights and other exceptions; and

  •
  100% of the net cash proceeds of any issuance or incurrence of debt that is not permitted by the terms of Term Loan Agreement.

Final Maturity and Amortization

              The Revolving Credit Facility will mature on May 31, 2023 and the FILO Facility will mature on May 31, 2022. The Term Loan will mature on May 31, 2024.

              The Borrower is required to make annual amortization payments in respect of the Term Loan in an amount equal to 1.00% of the original principal amount thereof, payable in equal quarterly

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

installments of 0.25% of the original principal amount of the Term Loan commencing on October 3, 2018. We are also required to make amortization payments with respect to the FILO Facility in quarterly installments of (i) in the case of the fiscal quarters ended on or about October 3, 2018, December 26, 2018, February 28, 2019, May 31, 2019, August 31, 2019, November 30, 2019, February 29, 2020 and May 31, 2020, $1,875,000, (ii) in the case of the fiscal quarters ending on or about August 31, 2020, November 30, 2020, February 28, 2021 and May 31, 2021, $3,750,000 and (iii) for each fiscal quarter ending thereafter through and including the maturity date of the FILO Facility, $5,000,000. The Revolving Credit Facility does not require amortization payments.

Guarantors

              The obligations of the Borrower under the Credit Agreements are guaranteed by the Borrower's direct parent company, BI-LO Holding, LLC ("Holdings") and each of the Borrower's wholly-owned material domestic subsidiaries, subject to certain customary exceptions (the "Guarantors").

Security

              The obligations of the Borrower under the Revolving Credit Agreement are secured by a first-priority security interest in certain collateral including accounts receivable, inventory, prescription lists and other related collateral and proceeds thereof of Holdings, the Borrower and the Guarantors (the "ABL Priority Collateral") and a second-priority security interest in substantially all other assets of Holdings, the Borrower and the Guarantors, other than certain customary excluded assets.

              The obligations of the Borrower under the Term Loan Agreement are secured by a second-priority security interest in the ABL Priority Collateral and a first-priority security interest in substantially all others assets of Holdings, the Borrower and the Guarantors, other than certain customary excluded assets.

Certain Covenants, Representations and Warranties

              The Credit Agreements contain customary representations and warranties, affirmative covenants (including reporting obligations) and negative covenants. With respect to the negative covenants, these restrictions include, among other things and subject to certain exceptions, restrictions on the ability of Holdings, the Borrower and its subsidiaries' ability to:

  •
  incur additional indebtedness or other contingent obligations;

  •
  grant liens;

  •
  enter into consolidations or mergers;

  •
  liquidate or dissolve the business;

  •
  dispose of all or substantially all of our property or business;

  •
  dispose of certain property or assets;

  •
  pay dividends or make other distributions in respect of equity

  •
  make payments in respect of subordinated debt;

  •
  make advances, investments and loans,

  •
  make certain voluntary payments; and

  •
  enter into certain transactions with affiliates.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Financial Covenant

              The Term Loan Agreement includes a financial covenant that requires compliance with a total net leverage ratio test set at (i) in the case of the fiscal quarters ended September 30, 2018 through September 30, 2019, 4.75:1.00, (ii) in the case of the fiscal quarters ending December 31, 2019 through September 30, 2020, 4.50:1.00, (iii) in the case of the fiscal quarters ending December 31, 2020 through September 30, 2021, 4.25:1.00 and (iv) thereafter, 4.00:1.00. In the event that the Borrower fails to comply with the financial covenant, the Borrower may issue equity or stockholders of the Borrower (or its direct or indirect parent company) may contribute cash equity to the Borrower in order to increase EBITDA for purposes of calculating and determining compliance with the financial covenant, subject to certain limitations.

Events of Default

              The lenders under the Credit Agreements are permitted under certain circumstances to accelerate the loans and/or terminate commitments thereunder, and exercise other remedies upon the occurrence of certain customary events of default, subject to grace periods, thresholds and exceptions. These events of default include, among others, payment defaults, cross-defaults to certain material indebtedness, covenant defaults, material inaccuracy of representations and warranties, bankruptcy events, material judgments, certain ERISA-related events, material defects with respect to guarantees and collateral and change of control.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

DESCRIPTION OF CAPITAL STOCK

              The following is a description of (i) the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the consummation of this offering and (ii) certain applicable provisions of Delaware law. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

              Following this offering, our authorized capital stock shall consist of                shares of common stock, par value $0.001 per share and                 shares of preferred stock, par value $            per share. Following the consummation of this offering,                shares of common stock and no shares of preferred stock shall be issued and outstanding.

Common Stock

              Holders of our common stock are entitled to the rights set forth below.

Voting Rights

              Directors will be elected by a plurality of the votes entitled to be cast. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, all matters to be voted on by our stockholders other than matters relating to the election and removal of directors must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter.

Dividend Rights

              Holders of common stock will share equally in any dividend declared by our board of directors, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

              In the event of any voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

              Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and non-assessable.

Stockholders Agreement

              Certain of our existing stockholders have certain registration rights with respect to our common stock pursuant to the Stockholders Agreement. See "Certain Relationships and Related Party Transactions—Stockholders Agreement."

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Anti-takeover Provisions

              Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that delay, defer, or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. We will provide further information regarding the anti-takeover provisions in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering. These provisions will be designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our board of directors the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

Preferred Stock

              Our board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences and limitations thereof, including dividend rights, conversion rights, voting rights, terms of redemption, specification of par value, liquidation preferences and to fix the number of shares constituting any such series, without further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. Our board of directors has not authorized the issuance of any shares of preferred stock and we have no agreements or plans for the issuance of any shares of preferred stock.

Listing

              We intend to apply to have our common stock listed on the NYSE under the symbol "SEGR."

Transfer Agent and Registrar

              The transfer agent and registrar for our common stock is American Stock Transfer and Trust Co.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

SHARES ELIGIBLE FOR FUTURE SALE

              Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the perception that sales may occur, could materially adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital in the future.

Sale of Restricted Securities

              Upon consummation of this offering, we will have                shares of our common stock outstanding (or                shares, if the underwriters exercise their option to purchase additional shares in full). Of these shares, all shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. Of the remaining outstanding shares,                 shares will be deemed "restricted securities" under the Securities Act.

Lock-Up Arrangements and Registration Rights

              In connection with this offering, we, each of our directors, executive officers and substantially all of our stockholders, including the selling stockholders, will enter into lock-up agreements that restrict the sale of our securities for a period of up to 180 days after the date of this prospectus, subject to certain exceptions or an extension in certain circumstances.

              Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

              The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

  •
  one percent of the total number of shares of our common stock outstanding; or

  •
  the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

              Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

              Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Rule 701

              Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Additional Registration Statements

              We intend to file a registration statement on Form S-8 under the Securities Act to register                shares of our common stock to be issued or reserved for issuance under our                                    . Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, subject to applicable vesting restrictions, the lock-up restrictions described above and other limitations that may apply under applicable law or policy.

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CERTAIN MATERIAL U.S. FEDERAL INCOME TAX
CONSIDERATIONS FOR NON-U.S. HOLDERS

              The following is a summary of certain material U.S. federal income tax considerations for non-U.S. holders (as defined below) relating to the purchase, ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, regulations promulgated thereunder by the U.S. Department of the Treasury, administrative rulings and judicial decisions, all as in effect on the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service ("IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

              This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, under U.S. federal gift and estate tax laws, or under any U.S. federal tax laws other than U.S. federal income tax laws. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder's particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies or other financial institutions;

  •
  persons subject to the alternative minimum tax or the Medicare contribution tax on net investment income;

  •
  tax-exempt organizations, governmental organizations or qualified foreign pension funds;

  •
  controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  partnerships or other entities treated as partnerships for U.S. federal income tax purposes;

  •
  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  persons that own, or are deemed to own, more than five percent of our common stock, except to the extent specifically set forth below;

  •
  real estate investment trusts or regulated investment companies;

  •
  certain former citizens or long-term residents of the U.S.;

  •
  persons who hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction; or

  •
  persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code).

              If a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner or such partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

              You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules

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or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

              For purposes of this discussion, a non-U.S. holder is a beneficial owner of shares of our common stock (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions on Common Stock

              If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of our common stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder's adjusted tax basis in our common stock, and thereafter will be treated as capital gain. Such determination may be required to be made on a share-by-share basis. Distributions treated as dividends on our common stock held by a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and the non-U.S. holder has provided the documentation required to claim benefits under such treaty. Generally, to claim the benefits of an income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E.

              If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), the dividend will not be subject to the 30% U.S. federal withholding tax (provided the non-U.S. holder has provided the appropriate documentation, generally an IRS Form W-8ECI, to the withholding agent), but the non-U.S. holder generally will be subject to U.S. federal income tax in respect of the dividend on a net income basis, and at graduated rates, in substantially the same manner as U.S. persons. In addition, dividends received by a non-U.S. holder that is a corporation for U.S. federal income tax purposes and which are effectively connected with the conduct of a U.S. trade or business may also be subject to a branch profits tax at a 30% rate (or a lower rate if provided by an applicable income tax treaty) on its effectively connected earnings and profits, as adjusted for certain items.

              A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Dispositions of Common Stock

              Subject to the discussion below of the Foreign Account Tax Compliance Act ("FATCA") and backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or other disposition of our common stock unless:

  •
  such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or disposition, and certain other conditions are met;

  •
  such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States); or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation" for U.S. federal income tax purposes (a "USRPHC") at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our common stock.

              A non-U.S. holder that is an individual and who is present in the United States for 183 days or more in the taxable year of such sale or disposition, if certain other conditions are met, will be subject to tax at a gross rate of 30% on the amount by which such non-U.S. holder's taxable capital gains allocable to U.S. sources, including gain from the sale or other disposition of our common stock, exceed capital losses allocable to U.S. sources, except as otherwise provided in an applicable income tax treaty.

              Gain realized by a non-U.S. holder that is effectively connected with such non-U.S. holder's conduct of a trade or business in the United States generally will be subject to U.S. federal income tax on a net income basis, and at graduated rates, in substantially the same manner as a U.S. person (except as provided by an applicable income tax treaty). In addition, if such non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable income tax treaty) on its effectively connected earnings and profits, as adjusted for certain items.

              Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We have historically owned and continue to own significant U.S. real property interests, as determined for U.S. federal income tax purposes. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other assets used or held for use in a trade or business, we cannot provide any assurances that we are not a USRPHC now nor that we will not become a USRPHC in the future. Even if we are or were a USRPHC during the applicable testing period, as long as our common stock is regularly traded on an established securities market (such as the NYSE), our common stock will be treated as U.S. real property interests only for a non-U.S. holder who actually or constructively holds (at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period) more than 5% of such regularly traded stock. Although we intend and expect our common stock to remain regularly traded, we can provide no assurance that our common stock will remain regularly traded.

Foreign Entities

              Sections 1471 through 1474 of the Internal Revenue Code, the FATCA provisions, impose U.S. withholding taxes on certain types of payments made to foreign entities. Failure to comply with the additional certification, information reporting and other specified requirements imposed under FATCA

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could result in U.S. withholding tax being imposed on payments of dividend distributions paid to a foreign entity. Prospective investors should consult their own tax advisors regarding FATCA and its effect on them.

Backup Withholding and Information Reporting

              Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. holder, the non-U.S. holder's name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the non-U.S. holder's country of residence.

              Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to information reporting and backup withholding unless the non-U.S. holder establishes an exemption, for example by properly certifying the non-U.S. holder's status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person.

              Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

              THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

UNDERWRITING

              BofA Securities, Inc. and Goldman Sachs & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Goldman Sachs & Co. LLC
Total

              Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

              We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

              The expenses of the offering, not including the underwriting discount, are estimated at $            and are payable by us and the selling stockholders. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $            .

Option to Purchase Additional Shares

              The selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to            additional shares at the initial public

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offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We, our executive officers and directors and our other existing security holders, including the selling stockholders, have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. and Goldman Sachs & Co. LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant for the sale of any common stock,

  •
  lend or otherwise dispose of or transfer any common stock,

  •
  request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

              We expect the shares to be approved for listing on the NYSE, subject to notice of issuance, under the symbol "SEGR."

              Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

  •
  our financial information,

  •
  the history of, and the prospects for, our company and the industry in which we compete,

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

  •
  the present state of our development, and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

              The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the            , in the over-the-counter market or otherwise.

              Neither we, the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, the selling stockholders nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us, the selling stockholders or our respective affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

              In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours, the selling stockholders or our respective affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area and the United Kingdom

              In relation to each Member State of the European Economic Area and the United Kingdom (each a "Relevant State"), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

  a.
  to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

  b.
  to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

  c.
  in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

              provided that no such offer of shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

              Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the Managers that it is a qualified investor within the meaning of the Prospectus Regulation.

              In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

              The Company, the selling stockholders, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

              For the purposes of this provision, the expression an "offer to the public" in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression "Prospectus Regulation" means Regulation (EU) 2017/1129.

              References to the Prospectus Regulation includes, in relation to the UK, the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

              The above selling restriction is in addition to any other selling restrictions set out below.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Notice to Prospective Investors in the United Kingdom

              This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended ("FSMA")) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

              The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

              Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA ("FINMA"), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

              This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

              No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

              Any offer in Australia of the shares may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

              The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

              This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

              The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

              The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

              This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the "SFA")) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

              Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  (a)
  to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (b)
  where no consideration is or will be given for the transfer;

  (c)
  where the transfer is by operation of law; or

  (d)
  as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

              The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

              Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

              Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

LEGAL MATTERS

              Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the common stock offered hereby on behalf of us. Certain legal matters will be passed upon on behalf of the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

              The financial statements as of December 25, 2019 and December 26, 2018, and for each of the three years in the period ended December 25, 2019, included in this prospectus and the related financial statement schedule, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an emphasis-of-matter paragraph relating to the Successor Period financial statements not being comparable to the Predecessor Period financial statements as a result of fresh-start reporting and an explanatory paragraph relating to the Company's adoption of ASU No. 2016-02. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

              We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. For purposes of this section, the term "registration statement" means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement, including the exhibits. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. The SEC also maintains a website that contains reports and other information regarding issuers, like us, that file with the SEC. The address of that website is www.sec.gov.

              Following this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.segrocers.com. Our website and the information contained on, or that can be accessed through, our website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

              We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

INDEX TO FINANCIAL STATEMENTS

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF SOUTHEASTERN GROCERS, INC.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) (Unaudited) for the 28 weeks ended July 8, 2020 (Successor) and the 28 weeks ended July 10, 2019 (Successor)	F-2
Condensed Consolidated Balance Sheets (Unaudited) as of July 8, 2020 (Successor) and December 25, 2019 (Successor)	F-3
Condensed Consolidated Statements of Cash Flows (Unaudited) for the 28 weeks ended July 8, 2020 (Successor) and the 28 weeks ended July 10, 2019 (Successor)	F-4
Condensed Consolidated Statements of Stockholders' Equity (Unaudited) for the 28 weeks ended July 8, 2020 (Successor) and the 28 weeks ended July 10, 2019 (Successor)	F-5
Notes to Unaudited Interim Condensed Consolidated Financial Statements (Unaudited)	F-6
CONSOLIDATED FINANCIAL STATEMENTS OF SOUTHEASTERN GROCERS, INC.
Report of Independent Registered Public Accounting Firm	F-19

Consolidated Statements of Operations and Comprehensive (Loss) Income for the 52 week period ended December 25, 2019 (Successor), the 22 week period from May 31, 2018 to December 26, 2018 (Successor), the period from December 28, 2017 to May 30, 2018 (Predecessor) and the 52 week period ended December 27, 2017 (Predecessor)

F-21
Consolidated Balance Sheets as of December 25, 2019 (Successor) and December 26, 2018 (Successor)	F-22

Consolidated Statements of Cash Flows for the 52 week period ended December 25, 2019 (Successor), the 22 week period from May 31, 2018 to December 26, 2018 (Successor), the period from December 28, 2017 to May 30, 2018 (Predecessor) and the 52 week period ended December 27, 2017 (Predecessor)

F-23
Consolidated Statements of Changes in Membership Deficiency the period from December 28, 2017 to May 30, 2018 (Predecessor) and the 52 weeks ended December 27, 2017 (Predecessor)	F-24
Consolidated Statements of Stockholders' Equity for the 52 week period ended December 25, 2019 (Successor) and the 22 week period from May 31, 2018 to December 26, 2018 (Successor)	F-24
Notes to Consolidated Financial Statements	F-25
Schedule I—Condensed Financial Information of Registrant	F-72

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) (Unaudited)

(Amounts in thousands, except per share data)

	28 Weeks Ended
	July 8, 2020	July 10, 2019
Net sales	$5,262,757	$4,502,670
Cost of sales, including warehouse and delivery expense	3,806,942	3,325,132

Gross profit	1,455,815	1,177,538
Operating, general and administrative expenses	1,210,910	1,195,708

Income (loss) from operations	244,905	(18,170)
Interest expense	36,881	44,607

Income (loss) before income taxes	208,024	(62,777)
Income tax expense (benefit)	2,334	(533)

Net income (loss)	205,690	(62,244)
Unrealized post-retirement benefit plan gain	6	—

Comprehensive income (loss)	$205,696	$(62,244)

Weighted-average common shares outstanding:
Basic	10,064	10,001
Diluted	10,228	10,001
Earnings (loss) per share:
Basic	$20.44	$(6.22)
Diluted	20.11	(6.22)

See accompanying notes to condensed consolidated financial statements (unaudited)

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(Amounts in thousands, except par value and share data)

	July 8, 2020	December 25, 2019
Assets
Current assets:
Cash and cash equivalents	$93,070	$70,299
Accounts receivable, net of allowance for doubtful receivables of $2,510 and $2,534 as of July 8, 2020 and December 25, 2019, respectively	72,849	88,516
Inventories	455,175	518,944
Prepaid expenses and other current assets	41,076	31,143
Assets held for sale	159,667	—

Total current assets	821,837	708,902
Noncurrent assets:
Property and equipment, net	476,055	534,798
Operating lease assets	741,255	834,415
Finance lease assets	46,964	51,945
Intangible assets, net	503,164	573,515
Other long-term assets	25,218	26,629

Total noncurrent assets	1,792,656	2,021,302

Total assets	$2,614,493	$2,730,204

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$295,704	$325,776
Accrued payroll and related expenses	105,114	83,024
Self-insurance liabilities	59,937	54,794
Current portion of long-term debt (Note 5)	16,696	16,000
Current maturities of obligations under operating leases	125,628	141,371
Current maturities of obligations under finance leases	4,548	6,465
Other accrued expenses	202,347	184,041
Liabilities held for sale	113,455	—

Total current liabilities	923,429	811,471
Noncurrent liabilities:
Long-term debt (Note 5)	407,148	752,521
Obligations under operating leases	574,101	652,435
Obligations under finance leases	47,340	49,715
Self-insurance liabilities	157,767	159,867
Deferred income taxes	18,908	17,634
Other long-term liabilities	57,202	66,380

Total noncurrent liabilities	1,262,466	1,698,552

Total liabilities	2,185,895	2,510,023

Commitments and contingencies (Note 11)
Stockholders' equity:
Common stock, $0.001 par value; 15,000,000 shares authorized; 10,003,033 shares issued and 10,001,936 shares outstanding, July 8, 2020; 10,001,908 shares issued and 10,001,145 shares outstanding, December 25, 2019	10	10
Additional paid-in capital	466,705	463,984
Accumulated deficit	(35,220)	(240,910)
Accumulated other comprehensive loss	(2,897)	(2,903)

Total stockholders' equity	428,598	220,181

Total liabilities and stockholders' equity	$2,614,493	$2,730,204

See accompanying notes to condensed consolidated financial statements (unaudited)

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

(Amounts in thousands)

	28 Weeks Ended
	July 8, 2020	July 10, 2019
Cash flows from operating activities:
Net income (loss)	$205,690	$(62,244)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	87,170	128,951
Non-cash lease expense	84,200	87,223
Amortization of deferred debt issuance costs, discount and premium	4,063	4,247
Gain on insurance settlement	(2,980)	(2,766)
Impairment expense	31,338	1,082
(Gain) loss on sale of assets and lease terminations	(21,629)	8,067
Deferred income tax expense (benefit)	1,274	(531)
Payments on Global Settlement	(5,000)	(15,000)
Share-based compensation	2,733	1,496
Gain on debt buyback	(179)	—
Changes in assets and liabilities:
Accounts receivable	17,272	12,018
Inventories	63,769	6,347
Prepaid expenses and other current assets	(9,743)	(10,497)
Accounts payable	(23,855)	(72,033)
Accrued payroll and related expenses	22,090	(22,840)
Operating lease liabilities	(85,940)	(78,182)
Other accrued expenses and other long term assets/liabilities	25,119	(4,877)
Self-insurance liabilities	3,043	2,130

Net cash provided by (used in) operating activities	398,435	(17,409)

Cash flows from investing activities:
Purchases of long-lived assets	(71,721)	(93,693)
Proceeds from sale of assets	57,234	8,387
Proceeds from notes receivable and long-term deposits	—	484
Proceeds from insurance	1,375	8,737

Net cash used in investing activities	(13,112)	(76,085)

Cash flows from financing activities:
Gross borrowings on credit facilities	528,000	1,624,500
Gross payments on credit facilities	(776,000)	(1,564,500)
Payments on FILO Facility	(8,478)	(3,750)
Payments on Term Loan	(91,195)	(2,375)
Payments on obligations under finance leases	(3,951)	(3,749)
Proceeds from financed agreements	—	39,380
Payments on financed agreements	(11,456)	(2,356)
Repurchase of common stock related to share-based awards	(12)	—

Net cash (used in) provided by financing activities	(363,092)	87,150

Net increase (decrease) in cash, cash equivalents, and restricted cash	22,231	(6,344)
Cash, cash equivalents, and restricted cash, beginning balance	72,488	47,852

Cash, cash equivalents, and restricted cash, ending balance	$94,719	$41,508

See accompanying notes to condensed consolidated financial statements (unaudited)

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Condensed Consolidated Statements of Stockholders' Equity (Unaudited)

(Amounts in thousands, except share amounts)

	28 Weeks Ended July 8, 2020
	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance as of December 25, 2019	10,001,145	$10	$463,984	$(240,910)	$(2,903)	$220,181
Net income	—	—	—	97,741	—	97,741
Share-based compensation	—	—	1,657	—	—	1,657
Unrealized post-retirement benefit plan gain	—	—	—	—	3	3

Balance as of April 15, 2020	10,001,145	10	465,641	(143,169)	(2,900)	319,582
Net income	—	—	—	107,949	—	107,949
Share-based compensation	—	—	1,076	—	—	1,076
Issuance of common stock related to share-based awards	1,125	—	—	—	—	—
Repurchase of common stock related to share-based awards	(334)	—	(12)	—	—	(12)
Unrealized post-retirement benefit plan gain	—	—	—	—	3	3

Balance as of July 8, 2020	10,001,936	$10	$466,705	$(35,220)	$(2,897)	$428,598

	28 Weeks Ended July 10, 2019
	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance as of December 26, 2018	10,000,000	$10	$458,739	$(86,363)	$353	$372,739
Adoption of ASU 2016-02 related to leases	—	—	—	(38,307)	—	(38,307)
Net loss	—	—	—	(40,279)	—	(40,279)
Share-based compensation	—	—	73	—	—	73

Balance as of April 17, 2019	10,000,000	10	458,812	(164,949)	353	294,226
Net loss	—	—	—	(21,965)	—	(21,965)
Share-based compensation	—	—	1,423	—	—	1,423

Balance as of July 10, 2019	10,000,000	$10	$460,235	$(186,914)	$353	$273,684

See accompanying notes to condensed consolidated financial statements (unaudited)

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in thousands, unless otherwise stated)

1. Summary of Significant Accounting Policies and Other Matters

              The Company:    Southeastern Grocers, Inc., and its subsidiaries, (collectively the "Company") operates as a food retailer in the Southeastern United States. As of July 8, 2020, the Company operated 545 supermarkets in Alabama, Florida, Georgia, Louisiana, Mississippi, North Carolina, and South Carolina under the "Winn-Dixie", "BI-LO", "Super BI-LO", "BI-LO at the Beach", "Harveys" and "Fresco y Más" supermarket banners. Of these stores, 231 have in-store pharmacies and 140 have liquor stores. In addition, the Company has one centralized specialty pharmacy. The Company's headquarters are based in Jacksonville, Florida.

              Basis of Presentation:    The accompanying financial statements include the consolidated accounts of the Southeastern Grocers, Inc. and its wholly-owned subsidiaries. The December 25, 2019 balance sheet was derived from audited financial statements and, due to its summary nature, does not include all disclosures required by U.S. generally accepted accounting principles ("U.S. GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

              In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments that are of a normal and recurring nature necessary to present fairly the Company's financial position and results of operations for the interim periods, but should not be considered as indicative of results for a full year. The financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures required by U.S. GAAP for complete financial statements have been omitted, pursuant to SEC regulations. Accordingly, the interim financial information included herein should be read in conjunction with the Company's Annual Report for the fiscal year ended December 25, 2019.

              The unaudited information in the condensed consolidated financial statements for the two quarters ended July 8, 2020 and July 10, 2019, includes the results of operations of the Company for the 28-week periods then ended.

              Business Reporting Segments:    The Company operates supermarkets in the Southeastern United States. These retail operations account for substantially all of its net sales and is the only reportable segment. The Company aggregates its operating regions into one reportable segment due to the operating regions being geographically based, having similar economic characteristics, and similar long-term financial performance. In addition, the operating regions offer the same general mix of products with similar pricing to similar categories of customers, have similar distribution methods, operates in similar regulatory environments and purchases merchandise from similar or the same vendors. Each operating region constitutes a business for which discrete financial information is available and for which management regularly reviews the operating results. The geographical separation is the primary differentiation between these retail operating regions. The geographical basis of organization reflects how the business is managed and how the Company's Chief Executive Officer, who acts as its chief operating decision maker, assesses performance internally.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Dollar amounts in thousands, unless otherwise stated)

1. Summary of Significant Accounting Policies and Other Matters (Continued)

              Restricted Cash:    The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Condensed Consolidated Balance Sheets that total to the same such amounts shown in the Condensed Consolidated Statements of Cash Flows:

	July 8, 2020	December 25, 2019
Cash	$93,070	$70,299
Restricted cash included in other long-term assets	1,649	2,189

Cash, cash equivalents, and restricted cash, ending balance	$94,719	$72,488

              The Company's restricted cash represents cash required to be on deposit under the Global Settlement (as defined in Footnote 10, Related-Party Transactions).

              Fair Value Measurements:    Fair value for certain of the Company's assets and liabilities is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, a three level hierarchy for inputs is used by the Company. Those levels are:

                  Level 1:     Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

                  Level 2:     Observable inputs other than prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

                  Level 3:     Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

              The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates the fair value due to their short-term nature. The fair value of the Company's 2018 Revolving Credit Facility, FILO Facility, and Senior Secured Term Loan (as defined in Footnote 5, Debt) is determined based on estimated current market prices applied to the debt outstanding, thus falling within level 2 of the fair value hierarchy. Refer to Footnote 5, Debt, for additional information related to the Company's debt instruments. Intangible assets and fixed assets are measured at fair value on a non-recurring basis, that is, the assets are subject to fair value adjustments in certain circumstances such as when there is evidence of impairment. These measures of fair value, and related inputs, are considered Level 3 measures under the fair value hierarchy.

              Sales:    The Company recognizes revenue from retail sales at the point of sale when control of the product is transferred to the customer. Sales are recorded net of discounts and exclude any sales tax. Discounts provided to customers by vendors, usually in the form of coupons, are not recognized as a reduction in sales, provided the coupons are redeemable at any retailer that accepts coupons. The

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Dollar amounts in thousands, unless otherwise stated)

1. Summary of Significant Accounting Policies and Other Matters (Continued)

Company recognizes revenue and records a corresponding receivable from the vendor for the difference between the sales prices and the cash received from the customer.

              Loyalty Program:    The Company's loyalty program, SEG Rewards, allows members to earn points on purchases that may be redeemed for future purchases at any of the Company's stores or for discounts on fuel at participating fuel centers. The Company defers revenue associated with the estimated standalone selling price of points earned by its program members as each point is earned, and a corresponding liability is established within "Other accrued expenses" on the Condensed Consolidated Balance Sheets. The estimated standalone selling price of each point earned is based on the estimated value of the product for which the reward is expected to be redeemed, net of points the Company does not expect to be redeemed, based on historical redemption patterns. Points issued in 2019 expire at the end of the calendar year following the year of issuance. Points issued in 2020 expire at the end of the sixth month after issuance.

              When a customer redeems an earned reward or when the points expire, the Company recognizes revenue for the redeemed product or the value of points which expired and reduces the related loyalty program liability. The Company had accrued contract liabilities related to the points of $9.8 million and $8.2 million as of July 8, 2020 and December 25, 2019, respectively, which is included within "Other accrued expenses" on the Condensed Consolidated Balance Sheets. During the 28 weeks ended July 10, 2019, the Company recognized an out-of-period favorable adjustment to revenue (and corresponding contract liability) related to its updated estimate of amounts expected to expire of $10.8 million.

              Gift Cards:    The Company does not recognize revenue when it sells its own gift cards. Rather, it records a deferred revenue liability equal to the amount received. Revenue is then recognized when the gift cards are redeemed to purchase the Company's products. The Company's gift cards do not expire. The Company had accrued contract liabilities related to gift cards of $6.3 million and $6.5 million as of July 8, 2020 and December 25, 2019, respectively, which is included in "Other accrued expenses" on the Condensed Consolidated Balance Sheets. Revenue for the unused portion of gift cards was insignificant for the 28 weeks ended July 8, 2020 and July 10, 2019.

              Income Taxes:    The Company recognizes deferred tax assets and liabilities for estimated future tax consequences that are attributable to differences between the financial statement basis of assets and liabilities and their respective tax basis.

              Deferred tax assets and liabilities are measured using the enacted tax rates for the year in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that will more likely than not be realized. Refer to Footnote 7, Income Taxes, for additional information regarding the valuation allowance and the Company's evaluation of its deferred tax position.

              The Company classifies interest expense related to income tax uncertainties as a component of interest expense. Any related penalties are included in "Operating, general and administrative expenses" within the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). There were no unrecognized tax benefits or penalties during the 28 weeks ended July 8, 2020 and July 10, 2019.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Dollar amounts in thousands, unless otherwise stated)

2. New Accounting Pronouncements

Recently Issued Accounting Guidance

              In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU 2020-04"). The amendments in this update provide optional guidance related to changes in contracts, hedging relationships, and other transactions affected by reference rate reform. This update only applies to modifications made prior to December 31, 2022. No such modifications occurred in the 28 weeks ended July 8, 2020. The Company will evaluate the impact of this update if and when it is applicable.

3. Earnings (loss) per share

              Net earnings (loss) per basic common share equals net earnings (loss) divided by the weighted average number of common shares outstanding. Net earnings (loss) per diluted common share equals net earnings (loss) divided by the weighted average number of common shares outstanding, after giving effect to dilutive restricted stock units and warrants.

              The following table provides a reconciliation of net earnings (loss) and shares used in calculating net loss attributable per basic common share to those used in calculating net loss per diluted common share (in thousands, except per share data):

	28 Weeks Ended
	July 8, 2020	July 10, 2019
Net income (loss)	$205,690	$(62,244)

Weighted-average common shares outstanding, basic	10,064	10,001
Dilutive impact of share-based awards	164	—

Weighted-average common shares outstanding, diluted	10,228	10,001

Earnings (loss) per common share:
Basic	$20.44	$(6.22)
Diluted	20.11	(6.22)

              For the 28 weeks ended July 8, 2020, the computation of diluted earnings per share does not include 708.0 thousand unvested performance-based restricted stock units as the performance conditions have not been met. In addition, the computation did not include the Company's warrant outstanding, convertible into 526.3 thousand shares of common stock, because the inclusion would have an anti-dilutive effect on earnings per diluted share.

              For the 28 weeks ended July 10, 2019, the computation of diluted earnings per share does not include 952.7 thousand unvested restricted stock units or the Company's warrant outstanding because their inclusion would have an anti-dilutive effect on loss per diluted share as the Company had a net loss for this period.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Dollar amounts in thousands, unless otherwise stated)

4. Impairment Expense of Long-lived and Intangible Assets

Long-lived Assets

              The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company uses store performance reviews for indications that changes in market factors, traffic patterns, competition and other factors may negatively impact the operating results of store locations. Such factors resulted in the identification of underperforming stores. The Company also reviews stores for other triggering events, such as the planned disposition of 125 stores. The Company compared the net book value of those underperforming store assets to the Company's estimated net undiscounted cash flows expected to result from the use and eventual disposition of the assets and, in some cases, the Company concluded that the net undiscounted cash flows were less than the net book value of the related assets. For those stores, the excess of the net book value of the assets over their fair value was recorded as an impairment expense as discussed below.

              Fair value estimates for property and equipment are determined using a discounted cash flow methodology, which incorporates the terminal value of equipment, and the market value of operating and finance lease assets based on broker quotes or the Company's best estimate. Fair value estimates for liquor licenses, land, and buildings also incorporate the market value based on broker quotes or the Company's best estimate. Fair value estimates for pharmacy scripts are determined using a market approach and utilize recent sales data. The fair value estimates are based on assumptions the Company believes to be reasonable but are inherently uncertain, thus fall within level 3 of the fair value hierarchy, except for liquor license fair values that are corroborated with observable data and, therefore, fall within level 2 of the fair value hierarchy.

              Impairment expense related to property and equipment, operating lease assets, and held for sale assets of $6.3 million was recorded during the 28 weeks ended July 8, 2020. For the 28 weeks ended July 10, 2019 impairment expense related to property and equipment was $1.1 million. Impairment expense is included in "Operating, general and administrative expenses" within the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

Intangible Assets

              Indefinite-lived intangible assets are tested for impairment annually during the fourth quarter, or on an interim basis upon occurrence of a triggering event or a change in circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

              During the second quarter of fiscal year 2020, the Company announced the planned disposition of 125 stores, which acted as a triggering event, causing an impairment evaluation to be performed. The Company determined that the carrying value of two of the Company's trade names exceeded their estimated fair values resulting in non-cash impairment charges of $25.0 million, which is included in "Operating, general and administrative expenses" within the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). Fair value measurements were determined using market-derived royalty rates to estimate discounted projected future cash flows which reflect lower levels of expected sales growth than previous years.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Dollar amounts in thousands, unless otherwise stated)

5. Debt

              As of July 8, 2020 and December 25, 2019, the Company's outstanding debt consisted of the following:

	July 8, 2020		December 25, 2019
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
2018 Revolving Credit Facility	$40,000	$40,000	$288,000	$288,000
FILO Facility(1)	28,766	29,950	36,759	35,844
Senior Secured Term Loan(2)	355,078	370,155	443,762	432,784

Total debt	423,844	$440,105	768,521	$756,628

Less: Current maturities of long-term debt	(16,696)		(16,000)

Total long-term debt	$407,148		$752,521

(1)
As of July 8, 2020 and December 25, 2019, the $50 million FILO Facility included an unamortized original issue discount of $0.8 million and $1.2 million, respectively, and deferred debt issuance costs of $0.5 million and $0.8 million, respectively.

(2)
As of July 8, 2020 and December 25, 2019, the $475 million Senior Secured Term Loan included an unamortized original issue discount of $9.9 million and $14.0 million, respectively, and deferred debt issuance costs of $7.1 million and $10.1 million, respectively.

2018 ABL Credit Agreement

              Effective May 31, 2018 the Company's wholly-owned subsidiary, BI-LO, LLC (the "Borrower"), entered into an ABL Credit Agreement (the "2018 ABL Credit Agreement"), which includes both a $550 million senior secured asset based revolving credit facility (the "2018 Revolving Credit Facility") and a $50 million first-in, last-out facility (the "FILO Facility").

2018 Revolving Credit Facility

              The 2018 Revolving Credit Facility matures on May 31, 2023. Outstanding amounts accrue interest at a variable rate based on Historical Tranche A Excess Availability (as defined in the 2018 ABL Credit Agreement) at the Borrower's option based on either (i) the Alternate Base Rate (as defined in the 2018 ABL Credit Agreement) plus a margin of 0.25% to 0.75% or (ii) the Adjusted LIBO Rate (as defined in the 2018 ABL Credit Agreement), plus a margin of 1.25% to 1.75%. Interest is payable depending on the interest type or period selected. As of July 8, 2020, the borrowing rates in effect for the Revolving Credit Facility were the Alternate Base Rate plus 0.50% or the Adjusted LIBO Rate plus 1.50%, at the Borrower's option. The letter of credit fee in effect as of July 8, 2020 was 1.63% (including a 0.13% facing fee to the issuing letter of credit bank). In addition, the commitment fee of the unused portion of the 2018 Revolving Credit Facility was 0.25% as of the same date.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Dollar amounts in thousands, unless otherwise stated)

5. Debt (Continued)

              As of July 8, 2020, Excess Availability (as defined in the 2018 ABL Credit Agreement) related to the 2018 Revolving Credit Facility was as follows:

Availability(1)	$466,644
Outstanding letters of credit	(70,276)
Outstanding borrowings	(40,000)

Excess Availability	$356,368

(1)
Represents the lesser of the value of borrowing base or the $550.0 million Revolving Credit Facility.

FILO Facility

              The FILO Facility matures on May 31, 2022. The FILO Facility was issued at a $2.0 million discount, with the unamortized discount recognized as part of the carrying value and amortized to "Interest expense" within the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). Debt issuance costs capitalized in connections with the FILO Facility were $1.3 million, with deferred debt issuance costs recorded as part of the carrying value and amortized to "Interest expense" within the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

              As of July 8, 2020 and December 25, 2019, the components of the carrying value of the FILO Facility were as follows:

	July 8, 2020	December 25, 2019
Principal amount of debt	$30,100	$38,750
Original issue discount, net of amortization	(814)	(1,214)
Debt issuance costs, net of amortization	(520)	(777)

Carrying value	$28,766	$36,759

              Outstanding amounts under the FILO Facility accrue interest at a variable rate, at the Borrower's option based on (i) the Alternate Base Rate (as defined in the 2018 ABL Credit Agreement) plus a margin of 4.25% or 7.25% or (ii) the Adjusted LIBO Rate (as defined in the 2018 ABL Credit Agreement), subject to a 1.00% floor, plus a margin of 5.25% or 8.25%. The margin varies based on the FILO rating as determined by S&P or Moody's. Interest is payable depending on the interest type or period selected. As of July 8, 2020, the borrowing rates in effect for the FILO Facility were the Alternate Base Rate plus 4.25% or the Adjusted LIBO Rate plus 5.25%, at the Borrower's option.

              During the second quarter of fiscal year 2020, the Company repurchased $4.9 million face value of the FILO Facility on the open market. The Company may, from time to time, continue to reduce the amount of the FILO Facility (through open market repurchases, private transactions or other optional prepayments).

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Dollar amounts in thousands, unless otherwise stated)

5. Debt (Continued)

              Following the second quarter, the Company repaid in full the remaining $30.1 million principal balance of the FILO Facility through an optional prepayment.

              As of July 8, 2020, Excess Availability (as defined in the 2018 ABL Credit Agreement) related to the FILO Facility was as follows:

Availability(1)	$30,100
Outstanding borrowings	(30,100)

Excess Availability	$—

(1)
Represents the lesser of the value of the FILO Facility borrowing base of $35.3 million or the aggregate principal amount of the FILO Facility outstanding.

              The 2018 ABL Credit Agreement has a number of restrictive covenants (subject to certain exceptions and exclusions) which, among other things, limit the Borrower's and its restricted subsidiaries' ability to (1) incur additional debt, (2) grant liens, (3) enter into consolidations or mergers, (4) liquidate or dissolve the business, (5) dispose of all or substantially all of the Company's property or business, (6) dispose of certain property or assets, (7) make Restricted Payments (as defined therein), (8) make advances, investments and loans, (9) make certain voluntary payments, and (10) enter into certain transactions with affiliates. In addition, the 2018 ABL Credit Agreement requires the Borrower to maintain a minimum Fixed Charge Coverage Ratio (as defined in the 2018 ABL Credit Agreement) in the event that Excess Availability (as defined in the 2018 ABL Credit Agreement) were to fall below a specified threshold. The Company was in compliance with its financial covenants under the 2018 ABL Credit Agreement as of July 8, 2020.

              The lenders under the 2018 ABL Credit Agreement are secured by a first-priority security interest in certain collateral including accounts receivable, inventory, prescription lists and other related collateral and proceeds thereof (the "ABL Priority Collateral") and a second-priority security interest in substantially all other assets, other than certain excluded assets.

Senior Secured Term Loan

              Effective May 31, 2018, the Borrower entered into a $475.0 million senior secured term loan credit agreement (the "Term Loan Agreement"). The term loan under the Term Loan Agreement (the "Term Loan") was issued at a $19.0 million discount, with the unamortized discount recognized as part of the carrying value and amortized to "Interest expense" within the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). Debt issuance costs capitalized in connection with the Term Loan were $13.7 million, with deferred debt issuance costs recorded as part of the carrying value and amortized to "Interest expense" within the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Dollar amounts in thousands, unless otherwise stated)

5. Debt (Continued)

              As of July 8, 2020 and December 25, 2019, the components of the carrying value of the Term Loan were as follows:

	July 8, 2020	December 25, 2019
Principal amount of debt	$372,015	$467,875
Original issue discount, net of amortization	(9,851)	(14,024)
Debt issuance costs, net of amortization	(7,086)	(10,089)

Carrying value	$355,078	$443,762

              The Term Loan matures May 31, 2024 and bears interest at a variable rate at the Company's option, based on the Alternate Base Rate (as defined in the Term Loan Agreement) plus a margin of 7.00% or the Adjusted LIBO Rate (as defined in the Term Loan Agreement), subject to a 1.00% floor, plus a margin of 8.00%. Interest is payable depending on the interest type or period selected.

              During the second quarter of fiscal year 2020, the Company repurchased $93.7 million face value of the Term Loan on the open market. The Company may, from time to time, continue to reduce the amount of the Term Loan (through open market repurchases, private transactions or other optional prepayments). As a result of the repurchases, the scheduled principal amortization payments have been reduced to $0.9 million due on the last day of each fiscal quarter, with the remaining principal balance due at maturity. In addition, customary mandatory prepayments are required upon occurrence of certain events including application of a certain percentage of annual excess cash flow, consummation of certain non-ordinary course asset sales, incurrence of certain debt, and occurrence of certain casualty or condemnation events, all as described in the Term Loan Agreement.

              The Term Loan is collateralized by second-priority security interests in the ABL Priority Collateral and first-priority security interest, in substantially all other assets of the Borrower and the other credit parties other than certain excluded assets.

              The Term Loan Agreement has a number of restrictive covenants (subject to certain exceptions and exclusions) which, among other things, limit the ability of the Borrower's and its restricted subsidiaries ability to (1) incur additional debt, (2) grant liens, (3) enter into consolidations or mergers, (4) liquidate or dissolve the business, (5) dispose of all or substantially all of the Company's property or business, (6) dispose of certain property or assets, (7) make Restricted Payments (as defined in the Term Loan Agreement), (8) make advances, investments and loans, (9) make certain voluntary payments, and (10) enter into certain transactions with affiliates. In addition, the Term Loan Agreement includes a financial covenant requiring the Company's total net leverage not to exceed certain levels. The Borrower was in compliance with its financial covenants under the Term Loan Agreement as of July 8, 2020.

              Following the second quarter, the Company repurchased an additional $22.9 million face value of the Term Loan on the open market and scheduled amortization of $0.9 million, reducing the aggregate principal amount of the Term Loan to $348.2 million.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Dollar amounts in thousands, unless otherwise stated)

6. Interest Expense

              The following tables show the components of interest expense for the periods indicated:

	28 Weeks Ended
(in thousands)	July 8, 2020	July 10, 2019
2018 Revolving Credit Facility	$4,957	$7,233
FILO Facility	1,368	1,906
Senior Secured Term Loan	22,806	27,394
FILO Facility discount amortization	263	268
Senior Secured Term Loan discount amortization	1,597	1,699
Finance/capital lease interest	3,680	3,841
Amortization of deferred financing costs	2,203	2,280
Other interest	7	(14)

Total interest expense	$36,881	$44,607

7. Income Taxes

              The following tables show the income tax and effective tax rates for the periods indicated:

	28 Weeks Ended
(in thousands)	July 8, 2020	July 10, 2019
Income tax expense (benefit)	$2,334	$(533)
Effective tax rate	1.1%	0.8%

              Income tax expense or benefit is recognized based on the Company's estimated annual effective tax rate, which is based upon the tax rate expected for the full calendar year applied to the pretax income or loss of the interim period. The Company's combined federal and state statutory tax rate is 26.0%. The effective rate differs from the statutory rate primarily due to changes in deferred tax assets and liabilities and the associated valuation allowance.

              The Company has significant deferred tax assets, including net operating losses ("NOLs"), for which the Company regularly assesses the positive and negative evidence available to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. As of July 8, 2020 and December 25, 2019, the Company maintained a valuation allowance against all of its deferred tax assets. The Company intends to continue to maintain a full valuation allowance on its deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. Release of the valuation allowance would result in the recognition of certain deferred tax assets and a decrease to income tax expense for the period the release is recorded. However, the exact timing and amount of the valuation allowance release are subject to change on the basis of the level of profitability that the Company is able to actually achieve.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Dollar amounts in thousands, unless otherwise stated)

8. Held for Sale and Sales Transactions

Held for Sale

              As of July 8, 2020, the following disposal groups were classified as held for sale and stated at the lower of net book value or estimated sales value less costs to sell in accordance with Accounting Standards Codification ("ASC") 360, "Property, Plant, and Equipment":

  •
  On May 29, 2020, the Company entered into an agreement to sell 62 stores (comprised of 46 BI-LO stores and 16 Harveys stores) to Food Lion, LLC. Under the terms of the agreement, the Company will sell substantially all of the store-related assets (including the owned and leased real property), exclusive of certain assets including inventory. The sale transaction is expected to close during the first quarter of fiscal year 2021, subject to regulatory approvals and other customary closing conditions.

  •
  In addition, the Company determined that 29 stores met the criteria of held for sale based on the stores being actively marketed and available for immediate sale, and the sale is expected to be completed within one year. Included in the held for sale assets are substantially all of the store-related assets (including the owned and leased real property), exclusive of certain assets including inventory. On August 31, 2020, the Company entered into an agreement to sell 23 stores in South Carolina and Georgia to Alex Lee, Inc. and its affiliates Floco Foods, Inc. and Lowes Foods, LLC ("Alex Lee"), under which Alex Lee will purchase 20 stores and Brunson and Triplett Enterprises LLC will purchase three stores pursuant to a right of assignment held by Alex Lee, which are to be completed by the end of fiscal year 2020, subject to customary closing conditions. Under the terms of the agreement, the Company will sell substantially all of the store-related assets (including certain identified inventory, previously not included in held for sale, and the owned and leased real property), exclusive of certain assets. The Company does not expect a material impact on the Company's condensed consolidated financial statements.

              The amounts classified as assets and liabilities held for sale as of July 8, 2020 include the following:

July 8, 2020
Assets held for sale:
Property and equipment, net	$47,169
Operating lease assets	98,051
Finance lease assets	14,447

Total assets held for sale	$159,667

Liabilities held for sale:
Operating lease liabilities	$99,496
Finance lease liabilities	13,959

Total liabilities held for sale	$113,455

Pharmacy Sale

              In May 2020, the Company also entered into agreements under which the Company sold inventory and pharmacy prescription files for 58 of its in-store pharmacies to CVS and Walgreens.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Dollar amounts in thousands, unless otherwise stated)

8. Held for Sale and Sales Transactions (Continued)

Under the terms of the agreements, the Company closed all pharmacies impacted by the sale transactions, which were completed on July 1, 2020.

              The sale price was $56.3 million for the pharmacy prescription files and $6.8 million for the acquired inventory. During the second quarter of fiscal year 2020, the Company recognized a pre-tax gain of $20.9 million, which is inclusive of $4.7 million of closing costs and other transaction related expenses. The pre-tax gain was included in "Operating, general and administrative expenses" within the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

9. Share-Based Payments

              Under the 2018 Omnibus Equity Incentive Plan (the "Plan"), the Company is authorized to grant up to 1.17 million equity based awards in the form of stock options, restricted stock and restricted stock units, as well as other forms of share-based awards. Restricted stock units ("RSUs") granted include both time-based and performance conditions to vest, payable upon vesting as one share of common stock for each unit. During May 2020, the performance RSU's were modified to better align market condition metrics with the current market. Share-based compensation expense totaled $2.7 million and $1.5 million for the 28 weeks ended July 8, 2020 and July 10, 2019, respectively. These amounts were included in "Operating, general and administrative expenses" within the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

              The following table summarizes the RSU activity during the 28 weeks ended July 8, 2020:

	Time-based RSUs	Performance- based RSUs
Unvested as of December 25, 2019	339,498	566,452
Granted	10,500	162,298
Vested	(51,483)	—
Forfeited/canceled	(17,156)	(20,750)

Unvested as of July 8, 2020	281,359	708,000

Vested and not issued as of July 8, 2020	100,935	—

10. Related-Party Transactions

              Pursuant to the Plan of Reorganization, the Company entered into the Global Settlement (the "Global Settlement") which formed a special purpose entity, SEG II, in conjunction with Lone Star, the primary beneficiary of the entity, which received certain leases from the Company, an initial settlement payment of $15.4 million, and an additional settlement of $25.0 million to be paid at a later date, which was secured by a letter of credit. During the first quarter of fiscal year 2020, the Company paid the last $5.0 million related to the additional settlement of $25.0 million, which completed its remaining funding requirements.

              The Company entered into a service agreement with SEG II to provide maintenance services for certain of these lease premises, provide limited bookkeeping services, and receives variable reimbursements and fees for the services provided. The Company has entered into a master sublease

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

(Dollar amounts in thousands, unless otherwise stated)

10. Related-Party Transactions (Continued)

agreement with SEG II for certain of its operating locations for no additional rent. The Company has no significant additional obligations to SEG II other than under the foregoing agreements.

11. Commitments and Contingencies

Third Party Litigation Agreement

              During the quarters ended July 10, 2019 and December 25, 2019, the Company entered into a third party litigation agreement and received $23.0 million and $10.0 million, respectively, which the Company recorded in "Other long-term liabilities" within the Condensed Consolidated Balance Sheets as of July 8, 2020. The Company is the plaintiff in various related litigation and is required to continue to pursue the active lawsuits that are subject to this agreement. The Company recognizes gain contingencies when claims are settled and amounts are known. As a result, the Company has determined that amounts received will be deferred until claims are settled and are therefore realized.

              During the first quarter of fiscal year 2020, one of the claims was settled resulting in a net gain of $5.6 million realized within "Operating, general and administrative expenses" within the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

Legal Proceedings

              From time to time, the Company is involved in various legal and administrative proceedings and claims arising in the normal course of business, including labor and employment, premises, product liability and general liability claims. Although occasional adverse decisions (or settlements) may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the Company's consolidated financial statements.

              In February 2020, Winn-Dixie and its affiliates became defendants in a Qui Tam action pending in Federal Court in Louisiana. The action was filed under seal by an unknown Relator and remains under seal. The action is brought under the False Claims Act and concerns allegations that Winn Dixie and its affiliates overcharged various federal agencies in connection with the sale of certain prescription drugs. Specifically, the Relator has alleged that Winn Dixie did not include lower prices offered to members of Winn Dixie's Prescription Drug Plan in their calculation of the usual and customary charges offered to the general public, and that the various agencies were entitled to the lower charges offered to plan members. Notably, summary Judgment has recently been entered in favor of similarly situated grocers based upon inadequate guidance provided in connection with discount prescription card programs that are virtually identical to the program offered by Winn Dixie. These cases have been dismissed pending potential appeal by the Relators and the United States Department of Justice. On September 30, 2020 the Company received a notice from the U.S. Department of Justice that they have declined to intervene in the qui tam lawsuit. Additionally, they advised that they do not have information regarding whether the relators intend to pursue the asserted claims on behalf of the United States or whether they will voluntarily dismiss the lawsuit. The Company is vigorously defending itself against this action. The Company does not consider the possible loss, if any, in connection with this matter to be material to its financial statements.

12. Subsequent Events

              The Company evaluated transactions through October 1, 2020, the date at which the condensed consolidated financial statements were available to be issued, for subsequent events requiring recognition in or disclosure to the condensed consolidated financial statements as of July 8, 2020.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of
Southeastern Grocers, Inc.
Jacksonville, Florida

Opinion on the Financial Statements

              We have audited the accompanying consolidated balance sheets of Southeastern Grocers, Inc. and its subsidiaries (the "Company") as of December 25, 2019 and December 26, 2018 (Successor Company balance sheets), the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows, for the year ended December 25, 2019 and the 30 week period ended December 26, 2018 (Successor Company operations), and the related consolidated statements of operations and comprehensive income (loss), changes in membership deficiency, and cash flows for the 22 week period ended May 30, 2018 and the year ended December 27, 2017 (Predecessor Company operations), and the related notes and financial statement schedule (collectively referred to as the "financial statements"). In our opinion, the Successor Company financial statements present fairly, in all material respects, the financial position of the Company as of December 25, 2019, and December 26, 2018 the results of its operations and its cash flows for the year ended December 25, 2019 and the 30 week period ended December 26, 2018, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Company financial statements present fairly, in all material respects, the results of its operations and its cash flows for the 22 week period ended May 30, 2018, and for the year ended December 27, 2017, in conformity with accounting principles generally accepted in the United States of America.

Fresh-Start Reporting

              As discussed in Note 3 to the financial statements, on May 14, 2018, the Bankruptcy Court entered an order confirming the plan of reorganization which became effective after the close of business on May 31, 2018. Accordingly, the accompanying financial statements have been prepared in conformity with Financial Accounting Standards Board Accounting Standard Codification 852, Reorganizations, for the Successor Company as a new entity with assets, liabilities, and a capital structure having carrying values not comparable with prior periods as described in Note 4 to the financial statements.

Change in Accounting Principle

              As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases in fiscal year ended December 25, 2019 due to the adoption of Financial Accounting Standards Board Accounting Standards Update 2016-02, Leases (Topic 842).

Basis for Opinion

              These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

              We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

              Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Jacksonville, Florida
August 18, 2020

We have served as the Company's auditor since at least 2005; however, an earlier year could not be reliably determined.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive (Loss) Income

(Amounts in thousands, except per share data)

	Successor		Predecessor
		30 Weeks Ended December 26, 2018
			22 Weeks Ended May 30, 2018
	Fiscal 2019			Fiscal 2017
Net sales	$8,277,374	$4,829,732	$3,942,780	$9,875,104
Cost of sales, including warehouse and delivery expense	6,117,224	3,586,009	2,914,222	7,278,280

Gross profit	2,160,150	1,243,723	1,028,558	2,596,824
Operating, general and administrative expenses	2,195,046	1,313,863	1,024,666	2,638,828

(Loss) income from operations	(34,896)	(70,140)	3,892	(42,004)
Interest expense	82,339	64,497	50,988	135,083
Reorganization items, net	—	—	(792,260)	—

(Loss) income before income taxes	(117,235)	(134,637)	745,164	(177,087)
Income tax benefit	(995)	(48,274)	(16,263)	(38,301)

Net (loss) income	(116,240)	(86,363)	761,427	(138,786)
Unrealized post-retirement benefit plan (loss) gain	(3,256)	353	—	(1,653)

Comprehensive (loss) income	$(119,496)	$(86,010)	$761,427	$(140,439)

Weighted-average common shares outstanding—Basic and diluted	10,001	10,000

Basic and diluted loss per share	$(11.62)	$(8.64)

See accompanying notes to consolidated financial statements

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Consolidated Balance Sheets

(Amounts in thousands, except par value and share data)

	Successor
	December 25, 2019	December 26, 2018
Assets
Current assets:
Cash and cash equivalents	$70,299	$44,512
Accounts receivable, net of allowance for doubtful receivables of $2,534 and $2,346 as of December 25, 2019 and December 26, 2018, respectively	88,516	97,048
Inventories	518,944	518,966
Prepaid expenses and other current assets	31,143	35,918

Total current assets	708,902	696,444
Noncurrent assets:
Property and equipment, net	534,798	935,123
Operating lease assets	834,415	—
Finance lease assets	51,945	—
Intangible assets, net	573,515	756,649
Other long-term assets	26,629	24,922

Total noncurrent assets	2,021,302	1,716,694

Total assets	$2,730,204	$2,413,138

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$325,776	$386,518
Accrued payroll and related expenses	83,024	90,696
Self-insurance liabilities	54,794	57,910
Current portion of long-term debt (Note 10)	16,000	12,250
Current maturities of obligations under operating leases	141,371	—
Current maturities of obligations under finance/capital leases	6,465	6,076
Other accrued expenses	184,041	235,199

Total current liabilities	811,471	788,649
Noncurrent liabilities:
Long-term debt (Note 10)	752,521	674,279
Obligations under operating leases	652,435	—
Obligations under finance/capital leases	49,715	56,057
Other financing obligations	—	261,766
Unfavorable leases	—	34,037
Self-insurance liabilities	159,867	164,950
Deferred income taxes	17,634	18,952
Other long-term liabilities	66,380	41,709

Total noncurrent liabilities	1,698,552	1,251,750

Total liabilities	2,510,023	2,040,399

Commitments and contingencies (Note 22)
Stockholders' equity:
Common stock, $0.001 par value; 15,000,000 shares authorized; 10,001,908 shares issued and 10,001,145 shares outstanding, December 25, 2019; 10,000,000 shares issued and outstanding, December 26, 2018	10	10
Additional paid-in-capital	463,984	458,739
Accumulated deficit	(240,910)	(86,363)
Accumulated other comprehensive (loss) income	(2,903)	353

Total stockholders' equity	220,181	372,739

Total liabilities and stockholders' equity	$2,730,204	$2,413,138

See accompanying notes to consolidated financial statements

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Successor		Predecessor
		30 Weeks Ended December 26, 2018	22 Weeks Ended May 30, 2018
	Fiscal 2019			Fiscal 2017

Cash flows from operating activities:
Net (loss) income	$(116,240)	$(86,363)	$761,427	$(138,786)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	213,699	146,337	68,045	180,297
Non-cash lease expense	157,486	—	—	—
Amortization of deferred debt issuance costs, discount and premium	7,886	4,550	2,268	6,794
Non- cash reorganization items, net	—	—	(811,604)	—
Gain on insurance settlement	(6,718)	(173)	(10,207)	—
Impairment expense	21,188	—	35,603	115,111
Loss (gain) on sale of assets and lease terminations	10,319	3,457	(31,980)	(2,877)
Deferred income tax benefit	(991)	(48,282)	(16,263)	(38,316)
Paid-in-kind interest	—	—	11,504	35,530
Payment on Global Settlement	(20,000)	—	(5,316)	—
Share-based compensation	5,272	359	—	—
Changes in assets and liabilities:
Accounts receivable	4,161	6,492	18,542	13,829
Inventories	22	16,653	104,165	3,941
Prepaid expenses and other current assets	336	26,066	(18,621)	184
Accounts payable	(60,472)	12,963	59,476	(9,772)
Accrued payroll and related expenses	(7,672)	20,049	(18,396)	13,457
Operating lease liabilities	(122,423)	—	—	—
Other accrued expenses and other long term assets/liabilities	(20,709)	(11,957)	(50,108)	35,179
Self-insurance liabilities	(8,199)	(176)	(8,607)	1,720

Net cash provided by operating activities	56,945	89,975	89,928	216,291

Cash flows from investing activities:
Purchases of long-lived assets	(164,651)	(120,578)	(50,429)	(115,653)
Proceeds from sale of assets	12,313	2,803	40,351	8,663
Increase in long-term deposits	—	—	(116)	—
Proceeds from note receivable and long-term deposits	484	1,249	806	2,010
Proceeds from insurance	10,606	—	5,472	—

Net cash used in investing activities	(141,248)	(116,526)	(3,916)	(104,980)

Cash flows from financing activities:
Payments on senior notes borrowings	—	—	(425,000)	—
Gross borrowings on Predecessor credit facilities	—	—	376,700	1,982,200
Gross payments on Predecessor credit facilities	—	—	(656,700)	(2,042,200)
Gross borrowings on Successor credit facilities	2,399,900	2,315,000	170,000	—
Gross payments on Successor credit facilities	(2,311,900)	(2,285,000)	—	—
Proceeds from FILO Facility, net	—	—	48,000	—
Proceeds from Term Loan, net	—	—	456,000	—
Payments on FILO Facility	(7,500)	(3,750)	—	—
Payments on Term Loan	(4,750)	(2,375)	—	—
Payments on Global Settlement	—	—	(10,101)	—
Payments on obligations under finance leases	(6,081)	—	—	—
Payments on obligations under capital leases and other financing obligations	—	(6,854)	(15,240)	(33,692)
Proceeds from financed agreements	49,380	—	—	—
Payments on financed agreements	(10,083)	—	—	—
Debt issuance costs	—	—	(23,197)	—
Repurchase of common stock related to share-based awards	(27)	—	—	—

Net cash provided by (used in) financing activities	108,939	17,021	(79,538)	(93,692)

Net increase (decrease) in cash, cash equivalents and restricted cash	24,636	(9,530)	6,474	17,619
Cash, cash equivalents, and restricted cash, beginning balance	47,852	57,382	50,908	33,289

Cash, cash equivalents, and restricted cash, ending balance	$72,488	$47,852	$57,382	$50,908

See accompanying notes to consolidated financial statements

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Consolidated Statements of Changes in Membership Deficiency (Predecessor)

(Amounts in thousands)

	Membership Deficiency	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Membership Deficiency
Balance as of December 28, 2016 (Predecessor)	$(534,695)	$(77,345)	$1,736	$(610,304)
Net loss	—	(138,786)	—	(138,786)
Unrealized post-retirement benefit plan loss	—	—	(1,653)	(1,653)

Balance as of December 27, 2017 (Predecessor)	(534,695)	(216,131)	83	(750,743)
Net income	—	761,427	—	761,427

Balance as of May 30, 2018 (Predecessor)	(534,695)	545,296	83	10,684
Cancellation of Predecessor membership interests	534,695	(545,296)	(83)	(10,684)

Balance as of May 30, 2018 (Predecessor)	$—	$—	$—	$—

Consolidated Statements of Stockholders' Equity (Successor)

(Amounts in thousands, except share amounts)

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Issuance of Successor common stock and warrants	10,000,000	$10	$458,380	$—	$—	$458,390

Balance as of May 30, 2018 (Successor)	10,000,000	10	458,380	—	—	458,390
Net loss	—	—	—	(86,363)	—	(86,363)
Share-based compensation	—	—	359	—	—	359
Unrealized post-retirement benefit plan gain	—	—	—	—	353	353

Balance as of December 26, 2018 (Successor)	10,000,000	10	458,739	(86,363)	353	372,739
Adoption of ASU 2016-02 related to leases	—	—	—	(38,307)	—	(38,307)
Net loss	—	—	—	(116,240)	—	(116,240)
Share-based compensation	—	—	5,272	—	—	5,272
Issuance of common stock related to share-based awards	1,908	—	—	—	—	—
Repurchase of common stock related to share-based awards	(763)	—	(27)	—	—	(27)
Unrealized post-retirement benefit plan loss	—	—	—	—	(3,256)	(3,256)

Balance as of December 25, 2019 (Successor)	10,001,145	$10	$463,984	$(240,910)	$(2,903)	$220,181

See accompanying notes to consolidated financial statements

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar amounts in thousands, unless otherwise stated)

1. Summary of Significant Accounting Policies and Other Matters

              The Company:    Southeastern Grocers, Inc., and its subsidiaries, (collectively the "Company") operates as a food retailer in the Southeastern United States. As of December 25, 2019, the Company operated 547 supermarkets in Alabama, Florida, Georgia, Louisiana, Mississippi, North Carolina, and South Carolina under the "Winn-Dixie", "BI-LO", "Super BI-LO", "BI-LO at the Beach", "Harveys", and "Fresco y Más" supermarket banners. Of these stores, 290 have in-store pharmacies and 138 have liquor stores. In addition, the Company has one centralized specialty pharmacy. The Company's headquarters are based in Jacksonville, Florida.

              On March 27, 2018 (the "Petition Date"), Southeastern Grocers, LLC and 26 of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under chapter 11 of the federal bankruptcy laws ("Chapter 11" or the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On April 25, 2018, the Debtors filed the Amended Joint Prepackaged Chapter 11 Plan of Reorganization of Southeastern Grocers, LLC and Its Affiliated Debtors (the "Prepackaged Plan"). On May 14, 2018, the Bankruptcy Court entered an order confirming the Prepackaged Plan with respect to all Debtors other than Winn-Dixie Warehouse Leasing, LLC ("Warehouse Leasing"). The confirmation of the Prepackaged Plan with respect to Warehouse Leasing was adjourned to provide Warehouse Leasing additional time to resolve certain lease disputes in the Bankruptcy Court. The Prepackaged Plan became effective with respect to all Debtors other than Warehouse Leasing on May 31, 2018 (the "Effective Date") when all conditions to the effectiveness of the Prepackaged Plan were satisfied or waived.

              On May 30, 2018, the Company converted from a limited liability company to a corporation. As a result, all of the Company's membership interests were canceled and new equity interests were issued in the form of common stock.

              On September 14, 2018, the Bankruptcy Court entered a final decree closing the chapter 11 cases of all of the Debtors other than Southeastern Grocers, LLC, Samson Merger Sub, LLC, Winn-Dixie Stores Leasing, LLC, and Winn-Dixie Warehouse Leasing, LLC. Subsequently, on March 15, 2019, the Bankruptcy Court entered a final decree closing the chapter 11 cases of Winn-Dixie Stores Leasing, LLC and Samson Merger Sub, LLC. On May 30, 2019, the Bankruptcy Court entered an order confirming the Prepackaged Plan with respect to Warehouse Leasing. On the same date, the Prepackaged Plan became effective for Warehouse Leasing. On September 6, 2019, the Bankruptcy Court entered a final decree closing the chapter 11 cases of Southeastern Grocers, LLC and Warehouse Leasing. Refer to Footnote 3, Proceedings Under Chapter 11 of the Bankruptcy Code, for additional details.

              Basis of Consolidation:    The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and include the accounts of Southeastern Grocers, Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

              Upon emergence from bankruptcy, the Company elected to apply fresh start accounting effective May 30, 2018, to coincide with the timing of the Company's accounting week. Refer to Footnote 4, Fresh Start Accounting, for additional information on the selection of this date. Upon adoption of fresh start accounting, the Successor adopted the significant accounting policies of the Predecessor. As a result of the application of fresh start accounting, as well as the effects of the

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

1. Summary of Significant Accounting Policies and Other Matters (Continued)

implementation of the Prepackaged Plan, a new entity for financial reporting purposes was created, and as such, the consolidated financial statements on or after May 31, 2018 are not comparable with the consolidated financial statements prior to that date.

              References to "Successor" or "Successor Company" relate to the financial position and results of operations of the reorganized Company subsequent to May 30, 2018. References to "Predecessor" or "Predecessor Company" refer to the financial position and results of operation of the Company on and prior to May 30, 2018.

              Fiscal Year:    The Company reports its year-end financial position, results of operations and cash flows on the last Wednesday in December. The last three fiscal years consisted of the 52-week period ended December 25, 2019, December 26, 2018, and December 27, 2017.

              Business Reporting Segments:    The Company operates supermarkets in the Southeastern United States. These retail operations account for substantially all of its net sales and is the only reportable segment. The Company aggregates its operating regions into one reportable segment due to the operating regions being geographically based, having similar economic characteristics, and similar long-term financial performance. In addition, the operating regions offer the same general mix of products with similar pricing to similar categories of customers, have similar distribution methods, operates in similar regulatory environments and purchases merchandise from similar or the same vendors. Each operating region constitutes a business for which discrete financial information is available and for which management regularly reviews the operating results. The geographical separation is the primary differentiation between these retail operating regions. The geographical basis of organization reflects how the business is managed and how the Company's Chief Executive Officer, who acts as its chief operating decision maker, assesses performance internally.

              The percentage of net sales by product category for the fiscal years 2019, 2018, and 2017 were as follows:

	2019	2018	2017
Non-perishable(1)	59.7%	60.3%	60.7%
Perishable(2)	31.4%	31.1%	30.6%
Pharmacy	8.1%	7.8%	7.8%
Other(3)	0.8%	0.8%	0.9%

Net sales	100.0%	100.0%	100.0%

(1)
Consists primarily of grocery, dairy, frozen food, general merchandise, alcoholic beverages, and tobacco.

(2)
Consists primarily of fresh and packaged meat, seafood, deli, bakery, produce, and floral.

(3)
Consists primarily of revenue from products and services that are not related to the sale of inventory (including, but not limited to, fees from lottery sales, revenue from recycling product packaging, and fees related to customer money transfers).

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

1. Summary of Significant Accounting Policies and Other Matters (Continued)

              Estimates:    The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. The Company cannot determine future events and their effects with certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial calculations. The Company periodically reviews these significant factors and makes adjustments when appropriate. Actual results could differ from those estimates.

              Cash and Cash Equivalents:    Cash consists of on-hand balances, demand deposits, and in-transit amounts from debit, credit, and electronic benefit transactions. Cash equivalents consist of highly liquid investments with an original or remaining maturity of 90 days or less at the date of purchase. As of December 25, 2019 and December 26, 2018, cash and cash equivalents consisted of cash in the amount of $70.3 million and $44.5 million, respectively, with no cash equivalents as of the same dates.

              Restricted Cash:    The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that total to the same such amounts shown in the Consolidated Statements of Cash Flows:

	Successor
	December 25, 2019	December 26, 2018
Cash	$70,299	$44,512
Restricted cash included in other long-term assets	2,189	3,340

Cash, cash equivalents, and restricted cash, ending balance	$72,488	$47,852

              As of December 25, 2019 and December 26, 2018, the Company's restricted cash represents cash required to be on deposit under the Global Settlement (as defined in Footnote 3, Proceedings Under Chapter 11 of the Bankruptcy Code).

              Accounts Receivable:    Accounts receivable consist primarily of amounts due to the Company related to vendor allowances and pharmacy billings from third-party insurance companies less an allowance for doubtful receivables. The Company maintains an allowance for doubtful receivables for estimated credit losses based on certain factors, such as historical collection and write-off experience, current credit conditions, and the aging of accounts receivable. No interest is accrued on past due receivables. Refer to Footnote 6, Accounts Receivable, for additional information related to the Company's accounts receivable.

              Inventories:    Inventories are stated at the lower of cost and net realizable value. The cost of non-perishable inventory is determined using the retail inventory method, under which the current cost of inventories is calculated by applying a cost-to-retail ratio to the current retail value of inventories. Pharmacy and perishable inventory is valued at the last purchased cost, which approximates first-in, first-out ("FIFO") cost. The weighted-average cost method is used to determine the cost for inventory

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

1. Summary of Significant Accounting Policies and Other Matters (Continued)

held at the warehouse and the inventory received from the warehouse in the Company's retail locations.

              The Company recognizes inventory shortages throughout the year based on actual physical counts in its facilities. Allowances for inventory shortages are recorded based on the results of these counts to provide for estimated shortages from the date of the physical count to the balance sheet date. Inventory shortages are included in "Cost of sales, including warehouse and delivery expense" within the Consolidated Statements of Operations and Comprehensive (Loss) Income.

              Property and Equipment, Net:    Property and equipment is stated at historical cost net of accumulated depreciation and amortization. As a result of fresh start accounting, property and equipment was revalued and the estimated lives were reset as of May 30, 2018. Refer to Footnote 4, Fresh Start Accounting, for additional information. Property and equipment purchased subsequent to May 30, 2018, is stated at historical cost less accumulated depreciation and amortization. Cost includes expenditures that are directly attributable to the acquisition of the item. Interest costs on significant projects constructed for the Company's own use are capitalized as part of the costs of the newly constructed facilities. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is reflected in "Cost of sales, including warehouse and delivery expense" and "Operating, general and administrative expenses" within the Consolidated Statements of Operations and Comprehensive (Loss) Income. There was no capitalization of interest on construction projects during fiscal years 2019, 2018, and 2017.

              Depreciation and amortization is calculated on a straight-line basis over the estimated useful lives of the related assets. Property and equipment leased under capital leases is amortized over the terms of the respective leases or their economic useful lives, whichever is shorter. The adoption of ASU 2016-02, Leases (Topic 842) ("ASU 2016-02") resulted in a change in naming convention of leases historically classified as capital leases. Refer to Footnote 2, New Accounting Pronouncements, for additional information. The estimated useful lives of the principal asset categories are as follows:

Asset	Estimated Useful Life
Buildings and land improvements	15 to 40 years
Leasehold improvements	Lesser of 15 years or the term of the lease, including renewal options not to exceed 15 years
Furniture, fixtures and equipment	3 to 10 years

              The Company periodically evaluates the period of depreciation or amortization for long-lived assets, which include property and equipment and intangible assets with finite lives, to determine whether current circumstances warrant revised estimates of useful lives.

              Intangible Assets, Net:    Intangible assets consist primarily of favorable leases, pharmacy prescription files, software, liquor licenses, and trade names. As a result of fresh start accounting, intangible assets were revalued as of May 30, 2018. Intangible assets related to favorable leases are lease agreements with contract rates below market value rates that are assumed or entered into in connection with a business combination. Amortization of favorable leases is recognized over the lesser of 15 years or the term of the lease. Amortization expense related to favorable leases is recognized as an increase in rent expense within "Cost of sales, including warehouse and delivery expense" and

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

1. Summary of Significant Accounting Policies and Other Matters (Continued)

"Operating, general and administrative expenses" within the Consolidated Statements of Operations and Comprehensive (Loss) Income. As a result of the adoption of ASU 2016-02, favorable leases are included in the measurement of the new lease assets. Refer to Footnote 2, New Accounting Pronouncements, for additional information. Other intangible assets with finite lives are amortized on a straight-line basis over the estimated useful lives of the assets, which range from five to seven years. Liquor licenses and trade names have indefinite lives and are not amortized.

              Impairment:    The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. When such events occur, the Company compares the carrying amount of the asset to the Company's best estimate of the net undiscounted cash flows expected to result from the use and eventual disposition of the asset. If this comparison indicates that there is impairment, an impairment loss is recorded for the excess of net book value over the fair value of the impaired asset. Fair value is estimated based on the best information available, including prices for similar assets and the results of other valuation techniques.

              Intangible assets with indefinite lives are not amortized, but are instead reviewed for impairment annually during the fourth quarter, or more frequently if events or circumstances indicate that the asset may be impaired.

              Vendor Allowances:    The Company receives allowances or rebates from certain vendors in the form of promotional allowances, quantity discounts, payments under merchandising agreements and other allowances that relate to new item introductions, slotting fees, placement of the vendors' products in premier locations within the stores, and temporary price reductions offered to customers. The allowances reduce cost of sales if the product has been sold, and reduce ending inventory if the product has not yet been sold.

              Promotional allowances received in advance are deferred and reported in "Other accrued expenses" and "Other long-term liabilities" within the Consolidated Balance Sheets until earned. Promotional allowances are recognized based on the terms of the underlying agreements, which require either specific performance or time-based merchandising of vendor products. Accordingly, the Company recognizes allowances when it meets the performance criteria or on the expiration of the agreement. Quantity discounts and payments under merchandising agreements are recognized when specified purchase or sales volume levels are achieved and are typically not received in advance. The amounts due the Company under such agreements are reported in "Accounts receivable, net of allowance for doubtful receivables" within the Consolidated Balance Sheets.

              Closed Lease Liabilities:    As a result of the adoption of ASU 2016-02, closed lease liabilities related to lease obligations are included in the measurement of the operating lease assets. Refer to Footnote 2, New Accounting Pronouncements, for additional information.

              Prior to the adoption of ASU 2016-02, the Company recorded a closed lease liability associated with locations that are no longer being utilized in current operations. In determining the fair value of closed lease liabilities as of their cease-use date, the Company used a discount rate based on a credit-adjusted risk-free rate to calculate the present value of expected payments over the remaining lease terms, net of estimated sublease income. Expected payments included, among others, non-cancelable

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

1. Summary of Significant Accounting Policies and Other Matters (Continued)

lease payments, real estate taxes, common area maintenance charges and utility costs. As a result of fresh start accounting, closed lease liabilities were revalued as of May 30, 2018. Refer to Footnote 4, Fresh Start Accounting, for additional information.

              The Company estimated future cash flows, including sublease income, based on the Company's experience and knowledge of the market in which the closed property is located. The Company also used third-parties, such as real-estate brokers, when necessary. Adjustments to closed lease liabilities primarily related to changes in associated costs and sublease income. All adjustments were recorded in the period in which the changes become known. Lease payments for operating leases included in the closed lease reserve were paid over the remaining terms of the respective leases.

              Prior to the adoption of ASU 2016-02, current and long-term portions of the closed lease liabilities were recorded in "Other accrued expenses" and "Other long-term liabilities," respectively, within the Consolidated Balance Sheets. Expenses related to closed lease liabilities were recognized as a component of "Operating, general and administrative expenses" within the Consolidated Statements of Operations and Comprehensive (Loss) Income Expense amounts also included the accretion of the present value of the expected future rental payments and any adjustments to underlying assumptions for previously closed stores.

              Variable Interest Entity:    The Company considers for consolidation an entity, in which the Company has certain interests, where the controlling financial interest may be achieved through arrangements that do not involve voting interests. Such an entity, known as a variable interest entity ("VIE"), is required to be consolidated by its primary beneficiary. The primary beneficiary is the entity that possesses the power to direct the activities of the VIE that most significantly impact its economic performance and has the obligation to absorb losses or the right to receive benefits from the VIE that are significant to it.

              As of December 25, 2019 and December 26, 2018, the Company possessed a variable interest in SEG II (as defined in Footnote 3, Proceedings Under Chapter 11 of the Bankruptcy Code). As the Company does not have the power to significantly impact its economic performance, the Company is not required to consolidate this entity. See Footnote 20, Investment in Unconsolidated Variable Interest Entity, for additional information.

              As of December 26, 2018, the Company possessed variable interests in certain leased properties. As the Company had the power to direct the activities that most significantly impacted the economic performance of these properties, the Company was considered to be the primary beneficiary of the VIEs. See Footnote 10, Debt, for additional information.

              As a result of fresh start accounting, the VIEs were revalued as of May 30, 2018. Refer to Footnote 4, Fresh Start Accounting, for additional information.

              Fair Value Measurements:    Fair value for certain of the Company's assets and liabilities is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

1. Summary of Significant Accounting Policies and Other Matters (Continued)

transaction between market participants at the measurement date. In determining fair value, a three level hierarchy for inputs is used by the Company. Those levels are:

                  Level 1:     Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

                  Level 2:     Observable inputs other than prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

                  Level 3:     Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

              The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates the fair value due to their short-term nature. The fair value of the Company's 2018 Revolving Credit Facility, FILO Facility, and Senior Secured Term Loan (as defined in Footnote 10, Debt) is determined based on estimated current market prices applied to the debt outstanding, thus falling within level 2 of the fair value hierarchy. Refer to Footnote 10, Debt, for additional information related to the Company's debt instruments. Intangible assets and fixed assets are measured at fair value on a non-recurring basis, that is, the assets are subject to fair value adjustments in certain circumstances such as when there is evidence of impairment. These measures of fair value, and related inputs, are considered Level 3 measures under the fair value hierarchy. See Footnote 4, Fresh Start Accounting, for further description of the fair value used for Fresh Start reporting purposes.

              Sales:    The Company recognizes revenue from retail sales at the point of sale when control of the product is transferred to the customer. Sales are recorded net of discounts and exclude any sales tax. Discounts provided to customers by vendors, usually in the form of coupons, are not recognized as a reduction in sales, provided the coupons are redeemable at any retailer that accepts coupons. The Company recognizes revenue and records a corresponding receivable from the vendor for the difference between the sales prices and the cash received from the customer.

              Loyalty Program:    The Company's loyalty program, SEG Rewards, allows members to earn points on purchases that may be redeemed for future purchases at any of the Company's stores or for discounts on fuel at participating fuel centers. The Company defers revenue associated with the estimated standalone selling price of points earned by our program members as each point is earned, and a corresponding liability is established within "Other accrued expenses" on the Consolidated Balance Sheets. The estimated standalone selling price of each point earned is based on the estimated value of the product for which the reward is expected to be redeemed, net of points the Company does not expect to be redeemed, based on historical redemption patterns. Points expire at the end of the calendar year following the year of issuance.

              When a customer redeems an earned reward or when the points expire, the Company recognizes revenue for the redeemed product or the value of points which expired and reduces the

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

1. Summary of Significant Accounting Policies and Other Matters (Continued)

related loyalty program liability. The Company had accrued contract liabilities related to the points of $8.2 million and $22.9 million as of December 25, 2019 and December 26, 2018, respectively, which are included within "Other accrued expenses" on the Consolidated Balance Sheets. During fiscal year 2019, the Company recognized an out-of-period favorable adjustment to revenue (and corresponding contract liability) related to its updated estimate of amounts expected to expire of $9.4 million.

              Prior to fiscal year 2018, the Company's loyalty program was a component of "Cost of sales, including warehouse and delivery expense" on the Consolidated Statements of Operations and Comprehensive (Loss) Income.

              Gift Cards:    The Company does not recognize revenue when it sells its own gift cards. Rather, it records a deferred revenue liability equal to the amount received. Revenue is then recognized when the gift cards are redeemed to purchase the Company's products. The Company's gift cards do not expire. The Company had accrued contract liabilities related to gift cards of $6.5 million and $6.8 million as of December 25, 2019 and December 26, 2018, respectively, which is included in "Other accrued expenses" on the Consolidated Balance Sheets. Revenue for the unused portion of gift cards was insignificant for fiscal year 2019, the 30 weeks ended December 26, 2018, the 22 weeks ended May 30, 2018 and fiscal year 2017.

              Cost of Sales:    Cost of sales includes the cost of inventory sold during the period (net of discounts and vendor allowances), inventory shortages, and purchasing, transportation and warehousing costs as well as depreciation and amortization related to transportation and warehouses. The Company's primary supplier of inventory is C&S Wholesale Grocers, Inc. Refer to Footnote 21, Supply Agreement, for additional information.

              Advertising Costs:    The Company expenses the costs of advertising and promotions as incurred and reports these costs in "Operating, general and administrative expenses" within the Consolidated Statements of Operations and Comprehensive (Loss) Income. Advertising and promotional expense totaled $74.9 million, $53.6 million, $39.4 million, and $115.3 million for fiscal year 2019, the 30 weeks ended December 26, 2018, the 22 weeks ended May 30, 2018, and fiscal year 2017, respectively.

              Unfavorable Leases:    Unfavorable leases are lease agreements with contract rates in excess of market value rates that are assumed or entered into in connection with a business combination. As a result of fresh start accounting, unfavorable leases were revalued as of May 30, 2018. Refer to Footnote 4, Fresh Start Accounting, for additional information. Amortization is recognized on a straight-line basis over the non-cancelable existing lease term. Amortization is recognized as a reduction in rent expense in "Cost of sales, including warehouse and delivery expense" and "Operating, general and administrative expenses" within the Consolidated Statements of Operations and Comprehensive (Loss) Income. As a result of the adoption of ASU 2016-02, unfavorable leases are included in the measurement of new lease assets. Refer to Footnote 2, New Accounting Pronouncements, for additional information.

              Self-Insurance:    The Company has a self-funded program for certain insurable risks, primarily workers' compensation, business interruptions, general liability, automobile liability, and property losses, as well as employee medical benefits. Insurance coverage is obtained for catastrophic property and

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

1. Summary of Significant Accounting Policies and Other Matters (Continued)

casualty exposures, as well as risks that require insurance by law or contract. Liabilities are determined by management using actuarial assumptions and management judgments regarding claim reporting and settlement patterns, judicial decisions, legislation and economic conditions, and include both a liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. When applicable, anticipated recoveries are recorded based on management's best estimate of amounts due from insurance providers within the Consolidated Statements of Operations and Comprehensive (Loss) Income and in the same lines in which the losses are recorded. Unanticipated changes in the aforementioned factors may materially affect the consolidated financial statements.

              Facility Opening and Closing Costs:    The costs of both opening new facilities and closing existing facilities are charged to operations as incurred.

              Sale-Leaseback Transactions:    The Company occasionally entered into sale-leaseback arrangements where the Company sold properties and simultaneously leased them back from the purchaser. In the event these transactions were based on fair value and substantially all risks and rewards of ownership were transferred to the buyer-lessor, the transactions were accounted for as a sale-leaseback, whereby the property that was sold was removed from the books and the associated lease was accounted for in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 840, Leases ("ASC 840"). Any gains on such transactions were deferred and amortized over the term of the lease while any losses were recognized immediately. If the transactions did not qualify for sale-leaseback accounting, they were recorded as a financing transaction whereby the Company reported the sales proceeds as a liability and continued to report the property as an asset subject to depreciation. Refer to Footnote 10, Debt ("Other Financing Obligations"), for additional information. As a result of ASU 2016-02, all financing obligations and related assets were derecognized. Refer to Footnote 2, New Accounting Pronouncements, for additional information.

              Deferred Rent:    The Company recognizes rent holidays, including the period that it has access to a property for construction of buildings or improvements, as well as construction allowances and escalating rent provisions, on a straight-line basis over the term of the lease. As a result of ASU 2016-02, deferred rent is included in the measurement of the new lease assets. Refer to Footnote 2, New Accounting Pronouncements, for additional information.

              Income Taxes:    The Company recognizes deferred tax assets and liabilities for estimated future tax consequences that are attributable to differences between the financial statement basis of assets and liabilities and their respective tax basis.

              Deferred tax assets and liabilities are measured using the enacted tax rates for the year in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that will more likely than not be realized. Refer to Footnote 12, Income Taxes, for additional information regarding the valuation allowance and the Company's evaluation of its deferred tax position.

              The Company classifies interest expense related to income tax uncertainties as a component of interest expense. Any related penalties are included in "Operating, general and administrative expenses" within the Consolidated Statements of Operations and Comprehensive (Loss) Income. There were no uncertain tax positions or penalties during fiscal years 2019, 2018, and 2017.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

1. Summary of Significant Accounting Policies and Other Matters (Continued)

              Comprehensive (Loss) Income:    As shown on the Consolidated Statements of Operations and Comprehensive (Loss) Income, "Comprehensive (loss) income" differs from "Net (loss) income" due to changes in the post-retirement benefit obligation. These items are excluded from operations and are instead recorded as a component of "Total Stockholders' Equity" in "Accumulated other comprehensive (loss) income" within the Consolidated Balance Sheets.

2. New Accounting Pronouncements

Recently Adopted Accounting Guidance

              In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The Company adopted the standard in fiscal year 2018 using the modified retrospective approach that uses the adoption date of the requirements as the application date and, therefore, did not restate comparative periods. This adoption resulted in $58.4 million, $36.8 million, and $17.3 million related to the Company's loyalty program and certain pharmacy fees to be included in "Net sales" in the Consolidated Statements of Operations and Comprehensive (Loss) Income for fiscal year 2019, the 30 weeks ended December 26, 2018, and the 22 weeks ended May 30, 2018, respectively. Prior to the adoption of this standard these costs were included in "Cost of sales, including warehouse and delivery expense." There was no impact of "Net (loss) income", the Consolidated Balance Sheets, and the Consolidated Statements of Cash Flows.

              In February 2016, the FASB issued ASU 2016-02. The new guidance was issued to increase transparency and comparability among companies by requiring most leases to be included on the balance sheet and by expanding disclosure requirements. The Company adopted the standard as of December 27, 2018, the first day of fiscal 2019. The Company transitioned to ASU 2016-02 by applying the modified retrospective transition approach that uses the adoption date of the requirements as the application date and, therefore, did not restate comparative periods. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, permits companies not to reassess prior conclusions about lease identification, lease classification and initial direct costs. The Company also has elected the practical expedient to not separate its lease and nonlease components for its real estate leases and will account for such components as a single lease component. The Company did not elect the hindsight practical expedient or the short-term lease exception.

              The adoption of the standard resulted in the recognition of operating lease assets and liabilities of approximately $900.2 million and $816.9 million, respectively, based on the lease portfolio as of December 27, 2018. Included in the measurement of the new lease assets is the reclassification of balances historically recorded as prepaid and deferred rent, favorable and unfavorable leases, unearned lease incentives, and closed lease liabilities. The Company recognized a cumulative effect adjustment, which increased the accumulated deficit by $38.3 million, net of tax, as a result of the adoption of this standard. This adjustment was driven by the derecognition of lease obligations and net assets related to leases that had been classified as financing lease obligations under the former failed-sale lease back guidance under ASC 840. This reclassification also resulted in the recognition of lease expense which

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

2. New Accounting Pronouncements (Continued)

was previously reported as interest expense under the former failed sale-leaseback guidance. The adjustment to accumulated deficit was also impacted by closed lease adjustments.

              The adoption of this standard also resulted in a change in naming convention for leases classified historically as capital leases. These leases are now referred to as finance leases.

              In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force) ("ASU 2016-15"). The amendments of this update provide guidance for cash flow presentation of specific transactions including debt prepayment or debt extinguishment costs, contingent consideration payments made after a business combination, and proceeds from the settlement of insurance claims, among others. The Company adopted this standard in fiscal year 2018 using the retrospective transition method for each period presented. This adoption resulted in the retroactive reclassification of $13.5 million of proceeds received for inventory from cash flows from investing activities to cash flows from operating activities in the Company's Consolidated Statements of Cash Flows for the 22 weeks ended May 30, 2018.

              In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash ("ASU 2016-18"), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted this standard in fiscal year 2018 using the retrospective transaction method for each period presented. This adoption resulted in the retroactive decrease of $15.9 million for the 22 weeks ended May 30, 2018 and a retroactive increase of $12.6 million for the 30 weeks ended December 26, 2018 to "Net cash used in investing activities."

Recently Issued Accounting Guidance

              In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU 2020-04"). The amendments in this update provide optional guidance related to changes in contracts, hedging relationships, and other transactions affected by reference rate reform. This update only applies to modifications made prior to December 31, 2022. No such modifications occurred in the first two quarters of fiscal year 2020. The Company will evaluate the impact of this update if and when it is applicable.

3. Proceedings Under Chapter 11 of the Bankruptcy Code

Emergence from Chapter 11 Reorganization

              On March 27, 2018 (the "Petition Date"), Southeastern Grocers, LLC and 26 of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under chapter 11 of the federal bankruptcy laws ("Chapter 11" or the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On April 25, 2018, the Debtors filed the Amended Joint Prepackaged Chapter 11 Plan of Reorganization of Southeastern Grocers, LLC and Its Affiliated Debtors (the "Prepackaged Plan"). On May 14, 2018, the Bankruptcy Court entered an order confirming the Prepackaged Plan with respect to all Debtors other than Winn-Dixie Warehouse Leasing, LLC ("Warehouse Leasing"). The confirmation of the Prepackaged Plan with respect to

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

3. Proceedings Under Chapter 11 of the Bankruptcy Code (Continued)

Warehouse Leasing was adjourned to provide Warehouse Leasing additional time to resolve certain lease disputes in the Bankruptcy Court.

              The Prepackaged Plan became effective with respect to all Debtors other than Warehouse Leasing on May 31, 2018 (the "Effective Date") when all conditions to the effectiveness of the Prepackaged Plan were satisfied or waived.

              On September 14, 2018, the Bankruptcy Court entered a final decree closing the chapter 11 cases of all of the Debtors other than Southeastern Grocers, LLC, Samson Merger Sub, LLC, Winn-Dixie Stores Leasing, LLC, and Winn-Dixie Warehouse Leasing, LLC. Subsequently, on March 15, 2019, the Bankruptcy Court entered a final decree closing the chapter 11 cases of Winn-Dixie Stores Leasing, LLC and Samson Merger Sub, LLC. On May 30, 2019, the Bankruptcy Court entered an order confirming the Prepackaged Plan with respect to Warehouse Leasing. On the same date, the Prepackaged Plan became effective for Warehouse Leasing. On September 6, 2019, the Bankruptcy Court entered a final decree closing the chapter 11 cases of Southeastern Grocers, LLC and Warehouse Leasing.

              On the Effective Date, the Company:

  •
  entered into a new senior secured term loan facility in an aggregate amount of $475 million with a six year maturity and an ABL Credit Agreement consisting of a $50 million first-in, last-out term loan facility or "FILO facility" with a four year maturity, and a $550 million senior secured asset based revolving credit facility with a five year maturity (collectively, the "Exit Facilities");

  •
  paid in full or accrued all administrative expense claims, priority tax claims, and other priority claims;

  •
  paid in full in cash of allowed claims arising under or related to the 2014 Revolving Credit Facility and under the Senior Secured Notes;

  •
  issued to the holders of the PIK Toggle Notes, in full satisfaction of their claims, their pro-rata share of 100% of the reorganized Company's new common stock, subject to dilution by common stock issuable pursuant to a new management incentive plan and upon exercise of the warrant (see below);

  •
  in exchange for the cancellation of existing equity interests, issued Lone Star Fund V (U.S.), L.P. and Lone Star Fund VII (U.S.), L.P. (together with their affiliates and associates, excluding the Company and other companies that they own as a result of their investment activities, collectively "Lone Star"), a warrant entitling holders to 5% of the new common stock, subject to dilution by the new management incentive plan, upon exercise in full and final satisfaction of its existing equity interests;

  •
  entered into the Southeastern Grocers Management Equity Incentive Plan (the "MIP") providing for future awards of up to 10% of the fully diluted new common stock of the Company outstanding as of the date of the consummation of the restructuring, after giving effect to the issuance of all new common stock, new common stock issuable pursuant to the new management incentive plan and upon exercise of the warrant;

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

3. Proceedings Under Chapter 11 of the Bankruptcy Code (Continued)

  •
  paid in full or accrued all undisputed landlord, customer, employee, vendor, and other trade obligations, including allowed rejection damages claims for real property leases (subject to the limitations of section 502(b)(6) of the Bankruptcy Code); and

  •
  globally settled various potential claims of the settlement parties which includes assignment of certain leases to a special purpose entity, SEG II, for an agreed upon settlement amount of $46 million less certain related costs paid by the Company (the "Global Settlement").

              On the Effective Date, all of the following agreements, and all outstanding interest and obligations thereunder, were terminated:

  •
  Restructuring Support Agreement ("RSA");

  •
  Amended and Restated ABL Credit Agreement, dated as of March 9, 2012 and as amended and restated as of May 21, 2014, by and among various lenders, Deutsche Bank AG New York Branch, Citibank, N.A., Wells Fargo Bank, National Association ("Wells Fargo"), the lenders named therein, and the Company (the "Predecessor 2014 Revolving Facility");

  •
  Indenture governing the Company's 8.625%/9.375% PIK Toggle Notes due 2018 (the "Predecessor PIK Toggle Notes"); and

  •
  Indenture governing the Company's 9.25% Senior Secured Notes due 2019 (the "Predecessor Senior Secured Notes").

              The foregoing is a summary of the substantive provisions of the Prepackaged Plan and the transactions related to and contemplated thereunder and is not intended to be a complete description of, or a substitute for, a full and complete reading of the Prepackaged Plan and the other documents referred to above. Refer to Footnote 15, Restructuring Activities for further discussion related to the Company's Operational Restructuring (as defined in Footnote 15) which contemplated, among other things, a store reduction plan to sell or close underperforming stores.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

3. Proceedings Under Chapter 11 of the Bankruptcy Code (Continued)

Reorganization Items, net

              A summary of reorganization items, net reported in the Consolidated Statements of Operations and Comprehensive (Loss) Income for the 22 weeks ended May 30, 2018 are presented in the following table:

Predecessor
22 Weeks Ended May 30, 2018
Debt issuance costs and debt discount related to PIK Toggle Notes	$1,638
Debt issuance costs and debt premium related to Senior Secured Notes	496
Debt issuance costs related to 2014 Revolving Credit Facility	2,587
Fresh Start Adjustment (Note 4)	(752,546)
Gain on debt extinguishment (Note 4)	(74,245)
Gain related to the Global Settlement (Note 4)	(2,948)
Lease adjustments	10,245
Professional fees	20,478
U.S. Trustee fees	2,035

Reorganization items, net	$(792,260)

Cash effect of reorganization items, net:
Lease adjustments	$11,658
Professional fees	7,197
U.S. Trustee fees	489

Cash effect of reorganization items, net	$19,344

4. Fresh Start Accounting

              In connection with the Company's emergence from chapter 11 on the Effective Date, the Company applied the provisions of fresh start accounting, pursuant to Accounting Standards Codification 852 ("ASC 852"), "Reorganization", to the consolidated financial statements. Under ASC 852, fresh start accounting is required upon emergence from chapter 11 if (i) the reorganization value of the assets of the emerging entity immediately before the date of confirmation is less than the total of all postpetition liabilities and allowed claims and (ii) holders of existing voting membership interests immediately before confirmation receive less than 50% of the voting shares of the emerging entity. Although the Company emerged from bankruptcy on May 31, 2018, the Company elected to apply fresh start accounting effective May 30, 2018, to coincide with the timing of a normal weekly close. The events between May 30, 2018 and May 31, 2018 were evaluated, and management concluded that the use of an accounting convenience date of May 30, 2018 did not have a material impact on the results of operations or financial position.

              The implementation of the Prepackaged Plan and the application of fresh start accounting materially changed the carrying amounts and classifications reported in the consolidated financial statements and resulted in a new entity for financial reporting purposes. As a result, the Successor

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

4. Fresh Start Accounting (Continued)

Company's financial statements after May 30, 2018 are not comparable with the Predecessor Company's financial statements on and prior to May 30, 2018.

              Fresh start accounting reflects the value of the Successor Company as determined in the confirmed Prepackaged Plan. Under fresh start accounting, asset values are remeasured and allocated based on their respective fair values in conformity with the purchase method of accounting for business combinations in Accounting Standards Codification 805 ("ASC 805"), "Business Combinations". Liabilities existing as of the Effective Date, other than deferred taxes, were recorded at fair value determined at appropriate risk adjusted interest rates. Deferred taxes were determined in conformity with applicable income tax accounting standards. Adopting fresh start accounting results in a new financial reporting entity with no beginning retained earnings or deficit.

              Reorganization value represents the fair value of the Successor Company's assets before considering liabilities. In the disclosure statement associated with the Prepackaged Plan, confirmed by the Bankruptcy Court, the range of enterprise values was estimated to be between $1.32 billion and $1.60 billion, with a midpoint of $1.46 billion. The Company deemed it appropriate to use the midpoint between the low end and high end of the range to determine the final enterprise value of            $1.46 billion utilized for fresh start accounting.

              The estimated enterprise value and the equity value were highly dependent on the achievement of the future financial results contemplated in the projections that were set forth in the Prepackaged Plan. The estimates and assumptions made in the valuation are inherently subject to significant uncertainties. The primary assumptions for which there is a reasonable possibility of occurrence of a variation that would have significantly affected the reorganization value include the assumptions regarding revenue growth, operating expenses, the amount and timing of capital expenditures and the discount rate utilized.

              The following table reconciles the enterprise value to the stockholders' equity of the Successor Company, as of the Effective Date:

May 30, 2018
Enterprise Value	$1,460,000
Fair value of Term Loan, FILO Facility, and 2018 Revolving Credit Facility	(679,250)
Fair value of capital leases and other financing obligations	(203,360)
Fair value of other obligations	(119,000)

Stockholders' equity of Successor Company	$458,390

              Pursuant to fresh start accounting, the Company allocated the determined reorganization value to the Successor Company's assets at emergence as follows:

May 30, 2018
Enterprise value	$1,460,000
Other liabilities(1)	1,064,345

Reorganization value	$2,524,345

(1)
Excludes the Term Loan, FILO Facility, 2018 Revolving Credit Facility, capital leases, other financing obligations, and other obligations totaling $1.0 billion.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

4. Fresh Start Accounting (Continued)

              The following table presents the implementation of the Prepackaged Plan and adoption of fresh start accounting as of May 30, 2018. The "Reorganization Adjustments" have been recorded within the Consolidated Balance Sheets to reflect the effects of the Prepackaged Plan. The "Fresh Start Adjustments" reflect the estimated fair value adjustments as a result of fresh start accounting.

	Predecessor Company	Reorganization Adjustments		Fresh Start Adjustments		Successor Company
Assets
Current assets:
Cash and cash equivalents	$195,623	$(154,175)	A	$—		$41,448
Accounts receivable, net	92,398	—		8,477	K	100,875
Inventories	535,619	—		—		535,619
Prepaid expenses and other current assets	56,207	18,222	B,C	(594)	L	73,835

Total current assets	879,847	(135,953)		7,883		751,777
Noncurrent assets:
Property and equipment, net	642,056	(12,914)	C	325,524	M	954,666
Goodwill	17,600	—		(17,600)	N	—
Intangible assets, net	247,455	—		544,825	N	792,280
Other long-term assets	15,876	9,746	C,D	—		25,622

Total noncurrent assets	922,987	(3,168)		852,749		1,772,568

Total assets	$1,802,834	$(139,121)		$860,632		$2,524,345

Liabilities and stockholders' equity (membership deficiency)
Current liabilities:
Accounts payable	$388,539	$(3,403)	E	$—		$385,136
Accrued payroll and related expenses	70,647	—		—		70,647
Self-insurance liabilities	72,171	—		—		72,171
Current portion of long-term debt	728,504	(717,441)	F	—		11,063
Current maturities of obligations under capital leases	8,358	(303)	C	(2,393)	L	5,662
Other accrued expenses	295,368	6,106	C,F,G,H	(42,025)	L,O	259,449

Total current liabilities	1,563,587	(715,041)		(44,418)		804,128

Noncurrent liabilities:
Long-term debt	—	647,991	F	—		647,991
Obligations under capital leases	59,714	(1,036)	C	271	L	58,949
Other financing obligations	235,437	(37,719)	C	60,744	L	258,462
Unfavorable leases	6,397	—		31,282	L	37,679
Self-insurance liabilities	150,865	—		—		150,865
Deferred income taxes	7,216	—		60,018	P	67,234
Other long-term liabilities	40,375	—		272	L,O,Q	40,647

Total noncurrent liabilities	500,004	609,236		152,587		1,261,827

Total liabilities not subject to compromise	2,063,591	(105,805)		108,169		2,065,955

Liabilities subject to compromise	546,940	(546,940)	H	—		—

Total liabilities	2,610,531	(652,745)		108,169		2,065,955

Stockholders' equity (membership deficiency):
Membership (deficiency) interests	(534,695)	534,695	I	—		—
Common stock	—	10	H	—		10
Additional paid-in-capital	—	458,380	H,I	—		458,380
(Accumulated deficit) retained earnings	(273,085)	(479,461)	J	752,546	R	—
Accumulated other comprehensive income	83	—		(83)	R	—

Total stockholders' equity (membership deficiency)	(807,697)	513,624		752,463		458,390

Total liabilities and stockholders' equity (membership deficiency)	$1,802,834	$(139,121)		$860,632		$2,524,345

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

4. Fresh Start Accounting (Continued)

Reorganization Adjustments:

              A.    The cash payments and receipts recorded on the Effective Date from the implementation of the Prepackaged Plan include the following (in thousands):

Sources:
Amounts borrowed under Exit Facilities	$695,000
Less debt issuance costs and discount on Exit Facilities	(40,475)
Receipt of utility adequate assurance deposit	1,294

Total sources	655,819

Uses:
Payment of Predecessor Senior Secured Notes and accrued interest	(436,575)
Payment of Predecessor Revolving Credit Facility and accrued interest	(306,851)
Payment of 502(b)(6) claims	(23,551)
Payment of SEG II Global Settlement	(15,417)
Payment of professional fees	(12,749)
Professional fees in escrow	(11,851)
Payment related to amended supply agreement	(3,000)

Total uses	(809,994)

Total net uses	$(154,175)

              B.    Reclassifies $11.9 million to a professional fee escrow for professional fee claims related to the bankruptcy, $3.0 million to a prepaid account related to the amended supply agreement, and $1.3 million from an escrow account to cash for the utility adequate assurance deposit. The remaining $4.6 million adjustment relates to the Global Settlement (see note C).

              C.    Pursuant to the Prepackaged Plan, the Company entered into the Global Settlement which formed a special purpose entity, SEG II, which received certain leases from the Company as well as an initial settlement payment of $15.4 million and an additional settlement of $25.0 million to be paid at a later date, which is secured by a letter of credit. The Company has no significant additional obligation to SEG II other than the two settlement payments. The adjustments reflect eliminating assets and lease obligations related to these leases and establishing the initial funding and future settlement payment for the Global Settlement.

              D.    Represents $8.2 million of debt issuance costs incurred on the Successor Revolving Credit Facility, extinguishment of $2.6 million of debt issuance costs on the Predecessor 2014 Revolving Credit Facility and $4.1 million escrow funds related to the Global Settlement (see note C).

              E.    Represents $3.4 million payment from accounts payable for professional fees.

              F.     Adjustment reflects the extinguishment of $304.0 million Predecessor 2014 Revolving Credit Facility plus accrued interest of $2.9 million and $424.5 million Predecessor Senior Secured Notes plus accrued interest of $11.6 million, inclusive of debt premium and net of debt issuance costs, with proceeds from the issuance of the Exit Facilities of $170.0 million Successor Revolving Credit

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

4. Fresh Start Accounting (Continued)

Facility, $46.7 million FILO Facility, net of debt issuance costs and discount, and $442.3 million Successor Senior Secured Term Loan, net of debt issuance costs and discount.

              G.    Adjustment reflects a net $2.7 million increase for professional fees.

              H.    The adjustment to liabilities subject to compromise relates to the extinguishment of the $522.03 million PIK Toggle Notes, which was considered an allowed unsecured notes claim, comprised of the outstanding debt obligation of $520.57 million and accrued interest of $1.46 million, and $24.91 million allowed claim on rejected leases. The notes claim received a settlement of new common stock and the allowed claims on rejected leases were paid in full, with $23.55 million paid on the Effective Date and $1.36 million reclassified to accrued expenses.

              I.     Pursuant to the Prepackaged Plan, the Company's membership interests were canceled and the former holders thereof received warrants. The adjustment eliminated the Predecessor membership interests of $534.7 million and recorded warrants with a fair value of $10.6 million. The warrants are valued at $20.14 per share using the Black-Scholes valuation model. Significant assumptions used in determining the fair value of such warrants at issuance included an assumed dividend yield of 0.0%, share price volatility of 52.0% and a risk-free rate of return of 2.6% with a 5 year term.

              J.     This adjustment reflects the net effect of the transaction related to the consummation of the Prepackaged Plan on Predecessor's accumulated deficit. The table below provides a summary of the adjustments to accumulated deficit as it pertains to the Plan:

Liabilities subject to compromise eliminated:
PIK Toggle Notes claim	$522,034
Rejected lease claim	24,906

Total liabilities subject to compromise eliminated	546,940
Consideration given:
Issuance of new common stock	(447,789)
Lease claim payment and accrual	(24,906)

Gain on debt extinguishment	74,245

Other adjustments to accumulated deficit:
Elimination of debt issuance costs and debt premium on extinguished debt	(3,083)
Professional fees	(8,275)
Gain related to the Global Settlement	2,948

Total other adjustments to accumulated deficit	(8,410)
Extinguishment of Predecessor membership	(534,695)
Issuance of warrants	(10,601)

Total adjustment to accumulated deficit	$(479,461)

Fresh Start Accounting Adjustments:

              K.    The adjustment reflects an $8.5 million favorable adjustment to current receivables.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

4. Fresh Start Accounting (Continued)

              L.    As prescribed in ASC 805, lease arrangements are recognized at fair value as of the Effective Date based on third party independent appraisals. This adjustment reflects the elimination of Predecessor straight-line rent and unearned lease incentives and establishes the Successor fair value of the capital lease obligations, unfavorable leases, other financing obligations, other lease obligations, and closed lease liability using the income approach. The following summarizes the adjustments:

Adjustment to prepaid expenses and other current assets to eliminate straight-line rent	$(594)
Adjustment to current maturities of obligations under capital lease	(2,393)
Adjustment to obligations under capital leases	271
Adjustment to unfavorable leases, long-term	31,282
Adjustment to other financing obligations, long-term	60,744
Eliminate straight-line rent and unearned lease incentives	(44,309)
Adjustment to closed lease liability	183
Adjustment to other financing obligations	(3,343)
Adjustment to other lease obligation	4,348
Adjustment to unfavorable leases	6,069

Total adjustments to other accrued expenses	(37,052)

Eliminate unearned lease incentives	(2,135)
Adjustment to other lease obligation	4,447
Adjustment to closed lease liability	1,227

Total adjustments to other long-term liabilities	$3,539

              M.   An adjustment of $325.5 million was recorded to adjust the net book value of property and equipment to fair value. The Company obtained third party independent appraisals to assist in the determination of the fair values of property and equipment. The property and equipment appraisal included an analysis of recent comparable sales and offerings of land parcels in each of the subject's markets. Fair value estimates were based on the following valuation methods:

  •
  Land was valued using the market approach which was primarily based on pertinent local sales and listing data.

  •
  Other real property such as buildings, building improvements, and leasehold improvements were valued using either: 1) current market cost to construct improvements where information regarding size, age, construction type, etc. was available and 2) current market trending indices applied to historical capital costs where such detailed information was not available.

  •
  Other personal property such as equipment and furniture and fixtures were valued using cost approach based on replacement costs and current market trending indices.

              N.    Adjustment eliminated the balance of goodwill and other unamortized intangible assets of the Predecessor Company and records the fair value of identifiable intangible assets of $792.3 million, determined as follows: trade names of $364.7 million were valued using the income approach,

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

4. Fresh Start Accounting (Continued)

specifically the relief from royalty method, pharmacy relationships of $210.0 million using the market approach, liquor licenses of $29.4 million using the market approach, favorable leases of $153.9 million using the income approach, internal software of $20.5 million using the cost approach, and software and other intangibles of $13.8 million at net book value, which approximated market as the assets had been recently purchased.

              O.    Reflects a reduction of $4.4 million related to short-term unearned vendor incentive and $2.0 million related to long-term unearned vendor incentive.

              P.     Represents the net increase in deferred tax liabilities associated with adjustments for fresh start accounting.

              Q.    The adjustment reflects a decrease of $1.3 million to the post-retirement obligations.

              R.    The Predecessor Company's accumulated deficit and accumulated other comprehensive other income is eliminated in conjunction with the adoption of fresh start accounting. The Predecessor Company recognized a $752.5 million gain related to the fresh start accounting adjustments as follows:

Elimination of Predecessor Company's goodwill	$17,600
Establishment of Successor Company's other intangible assets	(792,280)
Elimination of Predecessor Company's other intangible assets	247,455
Property and equipment adjustments, net	(325,524)
Capital, financing, and other lease adjustments, net	19,634
Unfavorable lease adjustments, net	37,351
Other fair value adjustments, net	43,218

Gain on fresh start accounting adjustments	$(752,546)

5. Loss Per Share

              Net (loss) earnings per basic common share equals net (loss) earnings divided by the weighted average number of common shares outstanding. Net (loss) earnings per diluted common share equals net (loss) earnings divided by the weighted average number of common shares outstanding, after giving effect to dilutive restricted stock units and warrants.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

5. Loss Per Share (Continued)

              The following table provides a reconciliation of net loss and shares used in calculating net loss attributable per basic common share to those used in calculating net loss per diluted common share (in thousands, except per share data).

	Successor
	Fiscal 2019	30 Weeks Ended December 26, 2018
Loss per common share, basic and diluted:
Net loss	$(116,240)	$(86,363)

Weighted average number of shares	10,001	10,000

Loss per common share, basic and diluted	$(11.62)	$(8.64)

              For the 22 weeks ended May 30, 2018 and fiscal 2017 there was one membership unit outstanding.

              The Company had unvested restricted stock units outstanding of approximately 906.0 thousand and 37.4 thousand for the year ended December 25, 2019 and the 30 weeks ended December 26, 2018, respectively. In addition, the Company had a warrant outstanding convertible into 526,316 shares of common stock during the year ended December 25, 2019 and the 30 weeks ended December 26, 2018.

              The units and warrant were excluded from the computations of net loss per diluted common share because their inclusion would have had an anti-dilutive effect on net loss per diluted share as the Company had a net loss for fiscal 2019 and the 30 weeks ended December 26, 2018.

6. Accounts Receivable

              Accounts receivable, net of allowance for doubtful receivables, were comprised of the following as of December 25, 2019 and December 26, 2018:

	Successor
	2019	2018
Vendor receivables	$45,395	$49,600
Pharmacy	28,874	25,003
Insurance-related(1)	4,175	15,179
Other receivables	12,606	9,612

Accounts receivable, gross	91,050	99,394
Allowance for doubtful receivables	(2,534)	(2,346)

Accounts receivable, net	$88,516	$97,048

(1)
Includes receivables related to property loss and self-insurance claims.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

7. Property and Equipment, Net

              Major classifications of property and equipment as of December 25, 2019 and December 26, 2018 were as follows:

	Successor
	2019	2018
Land and improvements(1)	$11,457	$83,162
Buildings(1)	16,350	253,783
Furniture, fixtures and equipment	441,312	382,334
Leasehold improvements	298,145	230,571
Construction in progress	13,958	28,489

Property and equipment, gross	781,222	978,339
Less: Accumulated depreciation and amortization	(246,424)	(106,032)

Property and equipment, net	534,798	872,307

Assets under capital leases:
Facilities(2)	—	68,166
Less: Accumulated amortization	—	(5,350)

Property and equipment under capital leases, net	—	62,816

Total property and equipment, net	$534,798	$935,123

(1)
Due to the adoption of ASU 2016-02 as of the beginning of fiscal year 2019, all financing obligations and the related land and building assets were derecognized. Refer to Footnote 2, New Accounting Pronouncements, for additional information.

(2)
Due to the adoption of ASU 2016-02 as of the beginning of fiscal year 2019, all assets under capital leases are now classified as "Finance leases assets" on the Consolidated Balance Sheets. Refer to Footnote 2, New Accounting Pronouncements, for additional information.

              Property and equipment were revalued and accumulated depreciation and amortization were eliminated as a result of fresh start accounting (see Footnote 4, Fresh Start Accounting, for further information). Depreciation and amortization expense, which included amortization of assets held under capital leases for fiscal year 2018 and 2017, was $163.4 million, $110.7 million, $49.7 million, and $141.4 million for fiscal year 2019, the 30 weeks ended December 26, 2018, the 22 weeks ended May 30, 2018, and fiscal year 2017, respectively.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

8. Intangible Assets

              Intangible assets consisted of the following as of December 25, 2019 and December 26, 2018:

	Successor
	2019		2018
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangible assets:
Favorable leases(1)	$—	$—	$153,910	$(17,244)
Pharmacy prescription files	204,665	(44,957)	210,000	(16,154)
Software	49,226	(20,501)	41,208	(8,240)
Indefinite-lived intangible assets:
Trade names	356,691	—	364,691	—
Liquor licenses	28,391	—	28,478	—

Total intangible assets	$638,973	$(65,458)	$798,287	$(41,638)

(1)
Due to the adoption of ASU 2016-02 as of the beginning of fiscal year 2019, the favorable leases balance was reclassified into the new operating lease asset balance. As a result, the amortization of these assets is recorded as part of the single rent expense recorded. Refer to Footnote 2, New Accounting Pronouncements, for additional information.

              Intangible assets were revalued and accumulated amortization was eliminated as a result of fresh start accounting (see Footnote 4, Fresh Start Accounting, for further information). Amortization expense for finite-lived intangible assets totaled $41.8 million, $41.6 million, $20.5 million, and $46.2 million for fiscal year 2019, the 30 weeks ended December 26, 2018, the 22 weeks ended May 30, 2018 and fiscal year 2017, respectively.

              As of December 25, 2019, future amortization expense on intangible assets is expected to be as follows:

Fiscal Year:
2020	$38,099
2021	35,177
2022	35,009
2023	34,329
2024	32,301
Thereafter	13,518

$188,433

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

8. Intangible Assets (Continued)

              The remaining weighted-average useful life for intangible assets, in total and by major asset class, is as follows:

(in years)
Pharmacy prescription files	5.5
Software	2.4
Total intangible assets	4.6

9. Impairment Expense of Long-lived and Intangible Assets

Long-lived Assets

              The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company uses store performance reviews for indications that changes in market factors, traffic patterns, competition and other factors may negatively impact the operating results of store locations. Such factors resulted in the identification of underperforming stores. The Company compared the net book value of those underperforming store assets to the Company's estimated net undiscounted cash flows expected to result from the use and eventual disposition of the assets and, in some cases, the Company concluded that the net undiscounted cash flows were less than the net book value of the related assets. For those stores, the excess of the net book value of the assets over their fair value was recorded as an impairment expense as discussed below.

              Fair value estimates for property and equipment are determined using a discounted cash flow methodology, which incorporates the terminal value of equipment, the market value of favorable leases, and the market value of capital leases based on broker quotes or the Company's best estimate. Fair value estimates for liquor licenses, land, and buildings also incorporate the market value based on broker quotes or the Company's best estimate. Fair value estimates for pharmacy scripts are determined using a market approach and utilize recent sales data. The fair value estimates are based on assumptions the Company believes to be reasonable but are inherently uncertain, thus fall within level 3 of the fair value hierarchy, except for liquor license fair values that are corroborated with observable data and, therefore, fall within level 2 of the fair value hierarchy.

              Impairment expense related to property and equipment of $13.2 million, $24.6 million and $39.6 million was recorded during fiscal year 2019, the 22 weeks ended May 30, 2018, and fiscal year 2017, respectively, and was included in "Operating, general and administrative expenses" within the Consolidated Statements of Operations and Comprehensive (Loss) Income. There was no impairment recorded in the 30 weeks ended December 26, 2018.

Intangible Assets

              Indefinite-lived intangible assets are tested for impairment annually during the fourth quarter, or on an interim basis upon occurrence of a triggering event or a change in circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

              During the annual evaluation of indefinite-lived intangible assets performed during the fourth quarter of fiscal year 2019, the 22 weeks ended May 30, 2018, and the fourth quarter of fiscal year

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

9. Impairment Expense of Long-lived and Intangible Assets (Continued)

2017, the Company determined that the carrying value of the Company's trade names exceeded their estimated fair values resulting in non-cash impairment charges of $8.0 million, $11.0 million, and $75.5 million, respectively, which are included in "Operating, general and administrative expenses" within the Consolidated Statements of Operations and Comprehensive (Loss) Income. Fair value measurements were determined using market-derived royalty rates to estimate discounted projected future cash flows which reflect lower levels of expected sales growth than previous years. Also during fiscal year 2017, the Company made a strategic marketing decision to phase out certain brand names which resulted in a change in the expected useful life of certain trade names and trademarks and their categorization as finite-lived intangible assets.

              The annual evaluation of indefinite-lived intangible assets for the 30 weeks ended December 26, 2018 did not result in impairment.

10. Debt

              As of December 25, 2019 and December 26, 2018, the Company's outstanding debt consisted of the following:

	Successor
	December 25, 2019		December 26, 2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
2018 Revolving Credit Facility	$288,000	$288,000	$200,000	$200,000
FILO Facility(1)	36,759	35,844	43,442	44,516
Senior Secured Term Loan(2)	443,762	432,784	443,087	454,902

Total debt	768,521	$756,628	686,529	$699,418

Less: Current maturities of long-term debt	(16,000)		(12,250)

Total long-term debt	$752,521		$674,279

(1)
As of December 25, 2019 and December 26, 2018, the $50 million FILO facility included an unamortized original issue discount of $1.2 million and $1.7 million, respectively, and deferred debt issuance costs of $0.8 million and $1.1 million, respectively.

(2)
As of December 25, 2019 and December 26, 2018, the $475 million Senior Secured Term Loan included an unamortized original issue discount of $14.0 million and $17.2 million, respectively, and deferred debt issuance costs of $10.1 million and $12.4 million, respectively.

Successor Company Debt

2018 ABL Credit Agreement

              Effective May 31, 2018 the Company's wholly-owned subsidiary, BI-LO, LLC (the "Borrower"), entered into an ABL Credit Agreement (the "2018 ABL Credit Agreement"), which includes both a $550 million senior secured asset based revolving credit facility (the "2018 Revolving Credit Facility") and a $50 million first-in, last-out facility (the "FILO Facility").

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

10. Debt (Continued)

2018 Revolving Credit Facility

              The 2018 Revolving Credit Facility matures on May 31, 2023. Outstanding amounts accrue interest at a variable rate based on Historical Tranche A Excess Availability (as defined in the 2018 ABL Credit Agreement) at the Borrower's option based on either (i) the Alternate Base Rate (as defined in the 2018 ABL Credit Agreement) plus a margin of 0.25% to 0.75% or (ii) the Adjusted LIBO Rate (as defined in the 2018 ABL Credit Agreement), plus a margin of 1.25% to 1.75%. Interest is payable depending on the interest type or period selected. As of December 25, 2019 and December 26, 2018, the borrowing rates in effect for the Revolving Credit Facility were the Alternate Base Rate plus 0.50% or the Adjusted LIBO Rate plus 1.50%, at the Borrower's option. The effective borrowing rates ranged between 3.24% to 5.25% and 3.93% to 4.12%, respectively, as of the same dates. The letter of credit fee in effect as of December 25, 2019, was 1.63% (including a 0.13% facing fee to the issuing letter of credit bank). The commitment fee on the unused portion of the 2018 Revolving Credit Facility was 0.25% as of the same date.

              As of December 25, 2019, Excess Availability (as defined in the 2018 ABL Credit Agreement) related to the 2018 Revolving Credit Facility was as follows:

Availability(1)	$535,669
Outstanding letters of credit	(73,837)
Outstanding borrowings	(288,000)

Excess Availability	$173,832

(1)
Represents the lesser of the value of borrowing base or the $550.0 million Revolving Credit Facility.

FILO Facility

              The FILO Facility matures on May 31, 2022. The FILO Facility was issued at a $2.0 million discount, with the unamortized discount recognized as part of the carrying value and amortized to "Interest expense" within the Consolidated Statements of Operations and Comprehensive (Loss) Income. Debt issuance costs capitalized in connection with the FILO Facility were $1.3 million, with deferred debt issuance costs recorded as part of the carrying value and amortized to "Interest expense" within the Consolidated Statements of Operations and Comprehensive (Loss) Income.

              As of December 25, 2019 and December 26, 2018, the components of the carrying value of the FILO Facility were as follows:

	Successor
	December 25, 2019	December 26, 2018
Principal amount of debt	$38,750	$46,250
Original issue discount, net of amortization	(1,214)	(1,713)
Debt issuance costs, net of amortization	(777)	(1,095)

Carrying value	$36,759	$43,442

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

10. Debt (Continued)

              Outstanding amounts under the FILO Facility accrue interest at a variable rate, at the Borrower's option based on (i) the Alternate Base Rate (as defined in the 2018 ABL Credit Agreement) plus a margin of 4.25% or 7.25% or (ii) the Adjusted LIBO Rate (as defined in the 2018 ABL Credit Agreement), subject to a 1.00% floor, plus a margin of 5.25% or 8.25%. The margin varies based on the FILO rating as determined by S&P or Moody's. Interest is payable depending on the interest type or period selected. As of December 25, 2019 and December 26, 2018, the borrowing rates in effect for the FILO Facility were the Alternate Base Rate plus 4.25% or the Adjusted LIBO Rate plus 5.25%, at the Borrower's option. The effective borrowing rates were 7.16% and 7.87%, respectively, as of the same dates. Repayment of principal is required as follows: $7.5 million for each of the first two years (payable in eight equal installments), $15.0 million for the following year (payable in four equal installments), and $20.0 million for the year thereafter (payable in four equal installments). With certain exceptions, prepayment of the FILO Facility is subject to a prepayment penalty.

              As of December 25, 2019, Excess Availability (as defined in the 2018 ABL Credit Agreement) related to the FILO Facility was as follows:

Availability(1)	$38,750
Outstanding borrowings	(38,750)

Excess Availability	$—

(1)
Represents the lesser of the value of the FILO Facility borrowing base of $46.7 million or the aggregate principal amount of the FILO Facility outstanding.

              The 2018 ABL Credit Agreement has a number of restrictive covenants (subject to certain exceptions and exclusions) which, among other things, limit the Borrower's and its restricted subsidiaries' ability to (1) incur additional debt, (2) grant liens, (3) enter into consolidations or mergers, (4) liquidate or dissolve the business, (5) dispose of all or substantially all of the Company's property or business, (6) dispose of certain property or assets, (7) make Restricted Payments (as defined therein), (8) make advances, investments and loans, (9) make certain voluntary payments, and (10) enter into certain transactions with affiliates. In addition, the 2018 ABL Credit Agreement requires the Borrower to maintain a minimum Fixed Charge Coverage Ratio (as defined in the 2018 ABL Credit Agreement) in the event that Excess Availability (as defined in the 2018 ABL Credit Agreement) were to fall below a specified threshold. The Company was in compliance with its financial covenants under the 2018 ABL Credit Agreement as of December 25, 2019.

              The lenders under the 2018 ABL Credit Agreement are secured by a first-priority security interest in certain collateral including accounts receivable, inventory, prescription lists and other related collateral and proceeds thereof (the "ABL Priority Collateral") and a second-priority security interest in substantially all other assets, other than certain excluded assets.

              Subsequent to the fiscal year ended December 25, 2019, the Company repaid in full the remaining principal balance of the FILO Facility through an open market repurchase and an optional prepayment, in addition to the scheduled repayment of principal.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

10. Debt (Continued)

Senior Secured Term Loan

              Effective May 31, 2018, the Borrower entered into a $475.0 million senior secured term loan credit agreement (the "Term Loan Agreement"). The term loan under the Term Loan Agreement (the "Term Loan") was issued at a $19.0 million discount, with the unamortized discount recognized as part of the carrying value and amortized to "Interest expense" within the Consolidated Statements of Operations and Comprehensive (Loss) Income. Debt issuance costs capitalized in connection with the Term Loan were $13.7 million, with deferred debt issuance costs recorded as part of the carrying value and amortized to "Interest expense" within the Consolidated Statements of Operations and Comprehensive (Loss) Income.

              As of December 25, 2019 and December 26, 2018, the components of the carrying value of the Term Loan were as follows:

	Successor
	December 25, 2019	December 26, 2018
Principal amount of debt	$467,875	$472,625
Original issue discount, net of amortization	(14,024)	(17,180)
Debt issuance costs, net of amortization	(10,089)	(12,358)

Carrying value	$443,762	$443,087

              The Term Loan matures May 31, 2024 and bears interest at a variable rate at the Company's option, based on the Alternate Base Rate (as defined in the Term Loan Agreement) plus a margin of 7.00% or the Adjusted LIBO Rate (as defined in the Term Loan Agreement), subject to a 1.00% floor, plus a margin of 8.00%. Interest is payable depending on the interest type or period selected. As of December 25, 2019 and December 26, 2018, the borrowing rates in effect for the Term Loan ranged between 9.85% to 9.89% and 10.44% to 10.78%, respectively.

              The Term Loan requires scheduled principal amortization payments of $1.2 million due on the last day of each fiscal quarter, beginning October 3, 2018, with the remaining principal balance due at maturity. In addition, customary mandatory prepayments are required upon occurrence of certain events including application of a certain percentage of annual excess cash flow, consummation of certain non-ordinary course asset sales, incurrence of certain debt, and occurrence of certain casualty or condemnation events, all as described in the Term Loan Agreement. With certain exceptions, prepayments of the Term Loan prior to May 31, 2020 are subject to a prepayment fee.

              The Term Loan is collateralized by second-priority security interests in the ABL Priority Collateral and first-priority security interest, in substantially all other assets of the Borrower and the other credit parties other than certain excluded assets.

              The Term Loan Agreement has a number of restrictive covenants (subject to certain exceptions and exclusions) which, among other things, limit the ability of the Borrower's and its restricted subsidiaries ability to (1) incur additional debt, (2) grant liens, (3) enter into consolidations or mergers, (4) liquidate or dissolve the business, (5) dispose of all or substantially all of the Company's property or business, (6) dispose of certain property or assets, (7) make Restricted Payments (as defined in the Term Loan Agreement), (8) make advances, investments and loans, (9) make certain voluntary

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

10. Debt (Continued)

payments, and (10) enter into certain transactions with affiliates. In addition, the Term Loan Agreement includes a financial covenant requiring the Company's total net leverage not to exceed certain levels. The Borrower was in compliance with its financial covenants under the Term Loan Agreement as of December 25, 2019.

              Subsequent to the fiscal year ended December 25, 2019, the Company repurchased $116.6 million face value of the Term Loan on the open market. The Company may, from time to time, continue to reduce the amount of the Term Loan (through open market repurchases or private transactions).

              The provisions of the 2018 ABL Credit Agreement and the Term Loan Agreement restrict all of the net assets of the Company's consolidated subsidiaries, which constitutes all of the net assets on the Company's Consolidated Balance Sheet as of December 25, 2019, from being used to pay any dividends or make other restricted payments to the Company without prior written consent from the financial intuitions that are a party to the 2018 ABL Credit Agreement and the Term Loan Agreement, subject to material exceptions including proforma compliance with applicable conditions described in the 2018 ABL Credit Agreement and the Term Loan Agreement.

              As of December 25, 2019, maturities on long-term debt under borrowing arrangements, excluding unamortized discount amortization and deferred debt issuance costs, are as follows:

Fiscal Year	Total Debt
2020	$16,000
2021	22,250
2022	14,750
2023	292,750
2024	448,875

Total minimum payments	$794,625

Other Financing Obligations

              As of December 26, 2018, the Company was involved in various transactions whereby they sold property to a limited liability entity created for each leased location for the sole purpose of owning and leasing the properties under the lease, with no other assets or activities other than those related to its investment in the properties (VIEs). Because the Company possessed variable interests in the leased properties and had the power to direct the activities that most significantly impact the economic performance of these properties, the Company was considered the primary beneficiary of the VIEs. The Company recorded the transaction for the VIEs that require consolidation similar to a non-qualified sale-leaseback, which management believes is substantially equivalent to the consolidated financial statement results presented in consolidation. As of December 27, 2018, the Company determined that certain leases were no longer determined to be variable interests under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, Consolidation ("ASC 810") and therefore no longer consolidate the aforementioned entities.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

10. Debt (Continued)

              As of December 26, 2018, properties sold as part of non-qualified sale-leaseback transactions are accounted for in a manner similar to a financing arrangement, as other financing obligations and are included in "Other accrued expenses" and "Other financing obligations" within the Consolidated Balance Sheets. The assets associated with the non-qualified sale-leaseback transactions are included in "Property and equipment, net" within the Consolidated Balance Sheets. As a result of the adoption of ASU 2016-02, all financing obligations and related assets were derecognized.

              As of December 26, 2018, other financing obligations consisted of the following:

Successor
December 26, 2018
Current Obligations:
Buildings(1)	$12,405
Noncurrent Obligations:
Land and building residual value(2)	139,838
Buildings(1)	121,928

Total noncurrent obligations	261,766

Total other financing obligations	$274,171

(1)
Obligations related to building leases require future cash payments, and, are therefore, amortized over the life of the lease. The obligations total $134.3 million as of December 26, 2018. Current amounts are included in "Other accrued expenses" within the Consolidated Balance Sheets.

(2)
Obligations related to land and building that do not require future cash payment.

              In connection with fresh start, other financing obligations were valued at fair value. See Footnote 4, Fresh Start Accounting, for further information.

              The assets associated with these non-qualified sale-leaseback transactions are included in "Property and equipment, net" within the Consolidated Balance Sheets.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

11. Interest Expense

              Interest expense for fiscal year 2019, the 30 weeks ended December 26, 2018, the 22 weeks ended May 30, 2018, and fiscal year 2017 consisted of the following:

	Successor		Predecessor
(in thousands)	Fiscal 2019	30 Weeks Ended December 26, 2018	22 Weeks Ended May 30, 2018	Fiscal 2017
2018 Revolving Credit Facility	$13,314	$6,760	$—	$—
FILO Facility	3,330	2,171	—	—
Senior Secured Term Loan	49,801	28,557	—	—
FILO Facility discount amortization	498	288	—	—
Senior Secured Term Loan discount amortization	3,155	1,820	—	—
Other financing obligations interest(1)	—	18,181	8,219	21,223
Finance/capital lease interest	6,956	4,343	3,934	11,482
Amortization of deferred financing costs	4,233	2,442	2,407	6,810
Other interest	1,052	(65)	(54)	66
2014 Revolving Credit Facility	—	—	8,056	12,068
Senior Secured Notes	—	—	17,061	39,206
PIK Toggle Notes(2)	—	—	11,504	44,244
Senior Secure Notes premium amortization	—	—	(371)	(965)
PIK Toggle Notes discount amortization(3)	—	—	232	949

Total interest expense	$82,339	$64,497	$50,988	$135,083

(1)
Due to the adoption of ASU 2016-02 as of the beginning of fiscal year 2019, all other financing obligations are now classified as operating leases. This reclassification results in the recognition of rent expense which was previously recorded as interest expense under the former failed sale-leaseback guidance. Refer to Footnote 2, New Accounting Pronouncements, for additional information. The 30 weeks ended December 26, 2018 includes interest on land and building residual value of $9.0 million.

(2)
On March 27, 2018, the Company ceased accrual for interest due to its commencement of the chapter 11 cases; contractual interest for the 22 weeks ended May 30, 2018 was $20.1 million.

(3)
On March 27, 2018, the Company ceased amortization of the discount due to its commencement of the chapter 11 cases and expensed the remaining unamortized discount to "Reorganization items, net"; see Footnote 3, Proceedings Under Chapter 11 of the Bankruptcy Code.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

12. Income Taxes

              For fiscal year 2019, the 30 weeks ended December 26, 2018, the 22 weeks ended May 30, 2018, and fiscal year 2017, income tax benefit was as follows:

	Successor		Predecessor
	Fiscal 2019	30 Weeks Ended December 26, 2018	22 Weeks Ended May 30, 2018	Fiscal 2017
Current:
Federal	$—	$—	$—	$—
State	(4)	8	—	14

Total current	(4)	8	—	14
Deferred:
Federal	(1,636)	(37,283)	(15,106)	(36,850)
State	645	(10,999)	(1,157)	(1,465)

Total deferred	(991)	(48,282)	(16,263)	(38,315)

Income tax benefit	$(995)	$(48,274)	$(16,263)	$(38,301)

              The following table presents the reconciliation of the federal statutory income tax rate to the effective income tax rates for fiscal year 2019, the 30 weeks ended December 26, 2018, the 22 weeks ended May 30, 2018, and fiscal year 2017:

	Successor		Predecessor
	Fiscal 2019	30 Weeks Ended December 26, 2018	22 Weeks Ended May 30, 2018	Fiscal 2017
Federal statutory income tax rate	21.0%	21.0%	21.0%	35.0%
Increase (decrease) in taxes:
State and local income taxes, net of federal benefit	5.0	5.4	(0.2)	4.2
Change in valuation allowance	(25.9)	8.4	(1.1)	(36.7)
Impairment of intangible assets	—	—	—	16.6
Change in tax rates	0.9	1.6	—	6.3
Gain on debt exchange	—	—	(2.1)	—
Gain on fresh start adjustments	—	—	(21.0)	—
Reorganization items	—	—	1.2	—
Tax credits	—	—	—	(0.6)
Other	(0.2)	(0.5)	—	(3.2)

Effective tax rate	0.8%	35.9%	(2.2)%	21.6%

              On December 22, 2017, tax reform legislation (the "2017 Act") was enacted. In accordance with U.S. GAAP, the Company recorded the impact of the 2017 Act as a discrete item in the income tax provision and remeasured its deferred tax assets and liabilities at the enacted federal rate of 21%. While the reduction in the deferred tax assets was fully offset by a reduction in the valuation allowance

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

12. Income Taxes (Continued)

maintained during the period, the 2017 Act lowered the net deferred tax liabilities as of December 27, 2017 and resulted in additional income tax benefit for fiscal year 2017 in the amount of $11.9 million.

              As of December 25, 2019 and December 26, 2018, deferred tax assets and deferred tax liabilities consisted of the following:

	Successor
	2019	2018
Deferred tax assets:
Self-insurance liabilities	$50,647	$52,212
Closed store liabilities	933	2,344
Compensation	11,912	11,668
Property and equipment, including finance leases	23,605	—
Unfavorable leases	—	10,642
Operating lease liabilities	206,389	—
Post-retirement benefits	7,065	6,228
Net operating loss carryforwards	152,814	162,389
Tax credits	24,585	24,323
Interest	18,706	16,346
Other	20,713	20,821

Subtotal	517,369	306,973
Less: valuation allowance	(187,772)	(148,346)

Total deferred tax assets	329,597	158,627
Deferred tax liabilities:
Favorable leases	—	(35,533)
Property and equipment, including capital leases	—	(4,501)
Operating lease assets	(216,948)	—
Intangible assets	(130,283)	(137,545)

Total deferred tax liabilities	(347,231)	(177,579)

Deferred tax liabilities, net	$(17,634)	$(18,952)

              The Company evaluated the future realization of its net deferred tax assets and considered all available positive and negative evidence, including cumulative losses experienced during the most recent three years. As a result of this analysis, the Company determined that it was more likely than not that all of the net deferred tax assets will not be realized and, therefore, continues to maintain a valuation allowance.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

12. Income Taxes (Continued)

              For fiscal years 2019, 2018, and 2017, the valuation allowance activity on deferred tax assets was as follows:

	2019	2018	2017
Beginning Balance	$148,346	$337,111	$430,685
Additions charged to income tax expense	210,396	1,776	60,789
Reductions charged to income tax expense	(170,970)	(4,528)	(154,363)
Other reductions from fresh start accounting	—	(186,013)	—

Ending Balance	$187,772	$148,346	$337,111

              As of December 25, 2019, the Company had net operating loss ("NOL") carryforwards for federal income tax purposes of $578.8 million which expire at various times beginning in 2025. As of the same date, the Company had NOL carryforwards for state income tax purposes of $579.7 million which expire at various times beginning in 2022. The Company's utilization of NOLs generated before the Restructuring in 2018 ($525.9 million for federal and $502.0 million for state) are limited under Internal Revenue Code Section 382. The federal annual limit on these NOLs is $10.5 million, increased in the first five years for the built in gain of $326.9 million. Similarly, the Company will have an annual limitation on the use of the state NOL carryforwards.

              In addition, the Company had tax credit carryforwards for federal income tax purposes as of December 25, 2019 in the amount of $23.0 million which expire at various times beginning in 2025. As of the same date, the Company had tax credit carryforwards for state income tax purposes of $1.4 million which expire at various times beginning in 2020.

              The Company had no unrecognized tax benefits as of December 25, 2019, December 26, 2018 and December 27, 2017.

              Generally, the statute of limitations remains open for the Company's federal and state income tax returns for its 2016 through 2019 tax years.

13. Leases

              The Company leases certain stores, distribution centers, and administrative offices. The Company determines if an arrangement is a lease at inception. The Company's lease assets represent a right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease assets and liabilities are recognized at the lease commencement date (date on which the Company gains the right to control the use of the property) based on the estimated present value of lease payments over the lease term, net of landlord allowances to be received. Rent expense begins to be recognized at the lease commencement date. The Company accounts for the lease and non-lease components as a single lease component for real estate leases.

              Most of the Company's lease agreements include variable payments related to pass-through costs for maintenance, taxes, and insurance. Additionally, some of the Company's lease agreements include rental payments based on a percentage of retail sales over contractual levels. These variable

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

13. Leases (Continued)

payments are not included in the measurement of the lease liability or asset and are presented and disclosed as variable lease cost in the period that they are incurred.

              Since the Company does not have the ability to determine the rate implicit in the lease, it uses an estimated incremental borrowing rate, which is derived from third-party information, in determining the present value of lease payments. The rate used is for a secured borrowing of a similar term as the lease. To estimate the Company's specific incremental borrowing rates that align with applicable lease terms, the Company utilizes a model consistent with the credit quality of the Company's outstanding debt instruments.

              The typical real estate lease period ranges up to 25 years with renewal options for variable periods. The exercise of lease renewal options is at the Company's sole discretion. The lease term generally does not include options to extend the lease unless it is reasonably certain that the option will be exercised, as would be the case if there were significant lessee-installed leasehold improvements that would still have economic value when the option becomes exercisable. The Company's lease arrangements do not contain any residual value guarantees or material restrictive covenants.

              The Company subleases certain real estate to third parties, which have all been classified as operating leases. The Company recognizes sublease income on a straight-line basis over the sublease term.

              Lease costs includes both the fixed and variable expenses recorded for leases. The components of lease costs for the fiscal year 2019 were as follows:

	Classification	Fiscal 2019
Operating lease cost	Cost of sales and Operating, general and administrative expenses(1)	$219,316
Finance lease cost:
Amortization	Operating, general and administrative expenses	8,517
Interest on lease liabilities	Interest expense	6,956
Variable lease cost	Cost of sales and Operating, general and administrative expenses(1)	53,462
Sublease income	Operating, general and administrative expenses	(5,797)

Total net lease cost		$282,454

(1)
Supply chain related amounts are included in "Cost of sales, including warehouse and delivery expense."

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

13. Leases (Continued)

              The following table provides the weighted-average lease term and discount rate for operating and finance leases:

December 25, 2019
Weighted average remaining lease term (years)
Operating leases	7.0
Finance leases	8.1
Weighted-average discount rate
Operating leases	7.49%
Finance leases	11.72%

              The following table provides supplemental cash flow information related to leases:

Fiscal 2019
Cash paid for amounts included in measurement of lease liabilities
Operating cash flows for operating leases	$184,253
Operating cash flows for finance leases	6,956
Financing cash flows for finance leases	6,081
Lease assets obtained in exchange for lease liabilities
Operating leases	114,405
Finance leases	—

              Maturities of operating and finance lease liabilities are listed below. Amounts in the table include options to extend lease terms that are reasonably certain of being exercised.

	Operating Leases	Finance Leases	Total
2020	$195,532	$12,734	$208,266
2021	175,253	11,620	186,873
2022	147,504	10,496	158,000
2023	122,685	9,774	132,459
2024	95,737	9,574	105,311
Thereafter	297,896	32,217	330,113

Total lease payments	1,034,607	86,415	1,121,022
Less: Imputed interest	(240,801)	(30,235)	(271,036)

Total lease liabilities	793,806	56,180	849,986
Less: Current portion	(141,371)	(6,465)	(147,836)

Long-term lease liabilities	$652,435	$49,715	$702,150

              The Company adopted ASU 2016-02 in the first quarter of fiscal year 2019, and as required, the following disclosures are provided for periods prior to adoption. Refer to Footnote 2, New Accounting Pronouncements, for additional information.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

13. Leases (Continued)

              The Company operates primarily in leased facilities and has a number of leases in effect for store properties, warehouses, and equipment. Initial lease terms generally range up to 25 years and expire at various times through 2034, with options to renew for additional periods. The majority of store leases provide for base rental, plus real estate taxes, maintenance, and other operating expenses applicable to the leased premises. Some leases contain escalation clauses for future rents or require contingent rental payments if sales volumes exceed specified amounts.

Rent Expense

              For the 30 weeks ended December 26, 2018, the 22 weeks ended May 30, 2018, and fiscal year 2017, net rent expense for operating leases consisted of the following:

	Successor	Predecessor
	30 Weeks Ended December 26, 2018	22 Weeks Ended May 30, 2018	Fiscal 2017
Minimum rentals	$102,022	$86,363	$214,933
Contingent rentals	404	242	720
Sublease income	(4,707)	(3,275)	(7,999)

Total	$97,719	$83,330	$207,654

Future Minimum Lease Payments

              As of December 26, 2018, future minimum lease payments for both capital and non-cancelable operating leases that have remaining terms in excess of one year are expected to be as follows:

Fiscal Year	Capital	Operating	Subleases	Net
2019	$13,038	$167,154	$(7,188)	$173,004
2020	12,656	151,252	(7,041)	156,867
2021	11,562	131,268	(6,880)	135,950
2022	10,496	105,269	(6,786)	108,979
2023	9,774	81,241	(6,781)	84,234
Thereafter	41,791	194,298	(13,727)	222,362

Total minimum lease payments	99,317	$830,482	$(48,403)	$881,396

Less: interest	(37,184)

Present value of net minimum lease payments	$62,133

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

13. Leases (Continued)

Closed Lease Liabilities

              The Company records a reserve for future lease obligations associated with locations that are no longer being utilized in current operations. The following table summarizes changes in closed lease liabilities during fiscal year 2018:

Predecessor
Balance as of December 27, 2017	$25,390
Expenses, net(1)	13,919
Cash payments	(9,435)
Reclassification to liabilities subject to compromise	(12,175)
Fresh Start and reorganization adjustments	(6,501)

Balance as of May 30, 2018	11,198

Successor
Expenses, net(2)	4,792
Cash payments	(6,974)

Balance as of December 26, 2018	$9,016

(1)
During the period ended May 30, 2018, the Company recorded a reserve for 53 closed lease locations, as more fully described in Footnote 15, Restructuring Activities, in accordance with the bankruptcy filing.

(2)
During the 30 weeks ended December 26, 2018, the Company recorded a reserve for one leased warehouse location and one store closed during the period.

              As of December 26, 2018, the short-term portion of closed lease liabilities in the amount of $2.1 million was included in "Other accrued expenses" within the Consolidated Balance Sheets. The long-term portion, in the amount of $6.9 million was included in "Other long-term liabilities" within the Consolidated Balance Sheets as of the same date.

              As a result of the adoption of ASU 2016-02, closed lease liabilities related to lease obligations are included in the measurement of the operating lease asset. Refer to Footnote 2, New Accounting Pronouncements, for additional information.

14. Benefit and Compensation Plans

Southeastern Grocers 401(k) Savings Plan

              The Company sponsors a 401(k) Savings Plan (the "Plan") which is available to all employees electing to participate after meeting certain minimum eligibility requirements. Pursuant to the Plan, employees age 21 or older are eligible to participate in the Plan on the first day of the month after completing 60 days of continuous employment. Each participant may contribute to the Plan up to 75% of his or her pre-tax annual compensation, as defined in the Plan, up to the annual IRS contribution limit. The Company is required to make safe-harbor matching contributions to each eligible

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

14. Benefit and Compensation Plans (Continued)

participant's 401(k) account based upon the participant's contributions, which are funded to the Plan subsequent to year-end. Employees are eligible to receive a Company-matching contribution after one year of service (with a minimum of 1,000 hours of service). The Company matches 100% of the employee contributions up to 3% of an employee's eligible compensation and matches 50% of the employee's next 2% of eligible compensation. Employee contributions and the Company's matching contributions vest immediately.

              The Company may make a discretionary contribution to eligible participants, as determined by the Company. The vesting period for these contributions is 20% after one year of service (1,000 hours of service within 12 consecutive months), increasing 20% per year of service (1,000 hours of service with 12 consecutive months) for the next four years. The Plan offers a choice of numerous investment options and has a loan provision. There were no discretionary contributions during fiscal years 2019, 2018, or 2017.

              The Company recognized expense for Company contributions of $14.1 million, $8.1 million, $6.5 million, and $15.2 million for fiscal year 2019, the 30 weeks ended December 26, 2018, the 22 weeks ended May 30, 2018, and fiscal year 2017, respectively. These amounts were included in "Operating, general and administrative expenses" within the Consolidated Statements of Operations and Comprehensive (Loss) Income.

Post-retirement Benefits

              The Company has a non-qualified defined benefit plan that provides death benefits for those covered as of November 21, 2006. The plan was frozen with no new enrollees as of that date.

              The components of net periodic benefit expense for the death benefit for fiscal year 2019, the 30 weeks ended December 26, 2018, the 22 weeks ended May 30, 2018, and fiscal year 2017 were as follows:

	Successor		Predecessor
	Fiscal 2019	30 Weeks Ended December 26, 2018	22 Weeks Ended May 30, 2018	Fiscal 2017
Interest cost	$1,015	$571	$397	$986

Net periodic benefit expense	$1,015	$571	$397	$986

              The accumulated loss as of December 25, 2019 and the accumulated gain as of December 26, 2018 not yet reflected in the net periodic benefit cost of $3.3 million and $0.4 million, respectively, were included in "Accumulated other comprehensive (loss) income" within the Consolidated Balance Sheets. Tax expense related to the unrealized post-retirement benefit plan gain was insignificant for 2019, 2018, and 2017, respectively.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

14. Benefit and Compensation Plans (Continued)

              Changes in the post-retirement benefit obligation for the death benefit plan during fiscal years 2019 and 2018 were as follows:

Predecessor
Balance as of December 27, 2017	$25,816
Interest cost	397
Actuarial gain	(1,231)
Benefits paid	(855)

Balance as of May 30, 2018	24,127

Successor
Interest cost	571
Actuarial gain	(353)
Benefits paid	(390)

Balance as of December 26, 2018	23,955
Interest cost	1,015
Actuarial loss	3,256
Benefits paid	(1,053)

Balance as of December 25, 2019	$27,173

              As of December 25, 2019 and December 26, 2018, the short-term portion of the benefit obligation in the amount of $1.5 million and $1.4 million, respectively, was included in "Other accrued expenses" within the Consolidated Balance Sheets. As of December 25, 2019 and December 26, 2018, the long-term portion in the amount of $25.7 million and $22.6 million, respectively, was included in "Other long-term liabilities" within the Consolidated Balance Sheets. The total amount recognized within the Consolidated Balance Sheets represents the unfunded status, as there are no plan assets.

              The discount rate used to determine net periodic benefit expense for the death benefit plan was 4.36%, 4.17%, 3.70%, and 4.27% for fiscal year 2019, the 30 weeks ended December 26, 2018, the 22 weeks ended May 30, 2018, and fiscal year 2017. The discount rate used to determine the benefit obligation as of December 25, 2019 and December 26, 2018, was 3.29% and 4.36%, respectively.

              The Company expects to pay the following benefits, which reflect expected future services, during the indicated years:

Fiscal Year
2020	$1,487
2021	1,493
2022	1,504
2023	1,519
2024	1,537
2025-2029	7,966

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

15. Restructuring Activities

2018 Operational Restructuring

              During 2018, the Company commenced certain operational restructuring activities related to the Company's comprehensive financing and restructuring plan to be implemented through the chapter 11 cases (the "Operational Restructuring"). Specifically, the Operational Restructuring, contemplated a store rationalization effort through closure or sale of 123 underperforming stores, termination or rejection of related leases through the bankruptcy proceedings, closure and rejection of leases of two distribution center warehouses, and lease cost-reduction initiatives. As of the end of fiscal year 2018, this activity was complete.

              As of December 26, 2018, all 123 stores that were identified for closure were closed and sales were completed. Of the closed stores, 41 were sold during the 22 weeks ended May 30, 2018 for proceeds, excluding inventory, of $15.1 million, and one store was sold during the 30 weeks ended December 26, 2018 for proceeds, excluding inventory, of $0.8 million. In addition, during the 22 weeks ended May 30, 2018, the Company sold pharmacy prescription files related to 40 pharmacies for total proceeds, excluding inventory of $23.3 million. There were no sales of stores or pharmacy prescription files pending as of December 26, 2018.

              During the 30 weeks ended December 26, 2018, the Company ceased use of two warehouse locations in an effort to consolidate warehouse operations within the network.

              Assumption or rejection of prepetition executory contracts and unexpired leases under the Bankruptcy Code is more fully described in Footnote 2, Proceedings Under Chapter 11 of the Bankruptcy Code.

              Costs related to the Restructuring activities are included in "Operating, general and administrative expenses" and "Cost of sales, including warehouse and delivery expense" within the Consolidated Statements of Operations and Comprehensive (Loss) Income. Restructuring costs for the 30 weeks ended December 26, 2018, and the 22 weeks ended May 30, 2018 consisted of the following:

	Successor	Predecessor
	30 Weeks Ended December 26, 2018	22 Weeks Ended May 30, 2018
Loss (gain) on asset sales	$8	$(44,204)
Lease termination loss	8,497	21,148
Warehouse closure costs	8,846	2,909
Professional fees	6,467	28,794
Severance and benefit costs, net	(224)	10,760
Other	5,765	3,533

	$29,359	$22,940

              There were no outstanding liabilities other than severance and benefit costs liability related to the Restructuring, which are included in "Accrued payroll and related expenses" within the Consolidated Balance Sheets in fiscal year 2018. The following table summarizes the change in severance

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

15. Restructuring Activities (Continued)

and benefit costs liability related to the Restructuring for the 22 weeks ended May 30, 2018 and the 30 weeks ended December 26, 2018:

Predecessor
Balance as of December 27, 2017	$—
Expenses, net	10,760
Cash payments	(9,779)

Balance as of May 30, 2018	$981

Successor
Expenses, net	(224)
Cash payments	(737)

Balance as of December 26, 2018	$20

16. Share-Based Payments

              Under the 2018 Omnibus Equity Incentive Plan (the "Plan"), the Company is authorized to grant up to 1.17 million equity based awards in the form of stock options, restricted stock and restricted stock units, as well as other forms of share-based awards. Restricted stock units ("RSUs") granted include both time-based and performance conditions to vest, payable upon vesting as one share of new common stock for each unit. The Company measures and recognizes compensation expense for share-based payment awards based on the fair value of common stock on the date of the grant. The fair value of time-based RSUs, which generally vest between six months to four years, is recognized on a straight-line basis, with forfeitures being recognized as they occur. Share-based compensation expense totaled $5.3 million and $0.4 million for fiscal year 2019 and the 30 weeks ended December 26, 2018, respectively, and is included in "Operating, general and administrative expenses" within the Consolidated Statements of Operations and Comprehensive (Loss) Income. There was no share-based compensation expense for the 22 weeks ended May 30, 2018 and fiscal year 2017.

              The following table summarizes the RSU activity during fiscal year 2019 and the 30 weeks ended December 26, 2018:

	Time-based RSUs		Performance-based RSUs
	Shares	Weighted- Average Grant Date Fair Value	Shares	Weighted- Average Grant Date Fair Value
Unvested as of May 30, 2018	—	$—	—	$—
Granted	18,702	44.78	18,702	44.78

Unvested as of December 26, 2018	18,702	44.78	18,702	44.78
Granted	373,750	35.59	547,750	35.59
Vested	(52,954)	36.67	—

Unvested as of December 25, 2019	339,498	35.94	566,452	35.89

Vested and not issued as of December 25, 2019	51,046	$36.37	—

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

16. Share-Based Payments (Continued)

              Total fair value of shares of RSUs vested during fiscal year 2019 was $1.9 million. Total unrecognized compensation costs related to time-based RSUs was $8.5 million and is expected to be recognized over a weighted-average period of 2.0 years. Total unrecognized compensation costs related to performance-based RSUs was $20.3 million and will not be recognized unless the performance conditions are met.

17. Supplemental Cash Flow Information

              Supplemental cash flow information for fiscal year 2019, the 30 weeks ended December 26, 2018, the 22 weeks ended May 30, 2018, and fiscal year 2017 were as follows:

	Successor		Predecessor
	Fiscal 2019	30 Weeks Ended December 26, 2018	22 Weeks Ended May 30, 2018	Fiscal 2017
Interest paid	$76,745	$43,206	$38,619	$104,274
Interest received	20	63	67	27
Income taxes paid	—	8	—	25
Income taxes received	—	—	—	10
Non-cash investing and financing activities:
Capital expenditures incurred but not yet paid	$19,034	$20,974	$32,173	$17,606
Paid-in-kind interest(1)	—	—	24,768	22,266
Terminated capital lease obligations and other financing obligations	—	—	50,664	—
Retired assets related to terminated capital lease and other financing obligations	—	—	30,707	—

(1)
Includes amounts added to principal balance of the PIK Toggle Notes during the 22 weeks ended May 30, 2018 and fiscal year 2017.

              During the 22 weeks ended May 30, 2018 the Company canceled the PIK Toggle Notes in exchange for common stock. Refer to Footnote 4, Fresh Start Accounting, for additional information.

18. Warrants

              On the Effective Date, the Company issued a warrant to Lone Star entitling the holder thereof to 5% of the new common stock, subject to dilution by the new management incentive plan. The exercise price of the warrants is $52.22 per share, exercisable at any time through May 31, 2023. The value of the warrant was determined based on the Black-Scholes model on the Effective Date and has been classified as equity in the Consolidated Balance Sheets. See Footnote 4, Fresh Start Accounting, for further information.

19. Related-Party Transactions

              The Company had an advisory agreement with Hudson Americas LLC ("Hudson"), an affiliate of Lone Star, the Company's previous owner, which was deemed terminated as of the Effective Date of the Prepackaged Plan on May 31, 2018.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

19. Related-Party Transactions (Continued)

              Hudson management fees and expenses totaled $0.4 million and $5.2 million for the 22 weeks ended May 30, 2018 and fiscal year 2017, respectively, and were included in "Operating, general and administrative expenses" within the Consolidated Statements of Operations and Comprehensive (Loss) Income. No amounts were due to Hudson as of December 25, 2019 and December 26, 2018.

              Pursuant to the Plan of Reorganization, the Company entered into the Global Settlement which formed a special purpose entity, SEG II, in conjunction with Lone Star, the primary beneficiary of the entity, which received certain leases from the Company, an initial settlement payment of $15.4 million, and an additional settlement of $25.0 million to be paid at a later date, which was secured by a letter of credit. See Footnote 4, Fresh Start Accounting, and Footnote 20, Investment in Unconsolidated Variable Interest Entity, for further information regarding this variable interest entity.

              The Company entered into a service agreement with SEG II to provide maintenance services for certain of these lease premises, provide limited bookkeeping services, and receive variable reimbursements and fees for the services. The Company has entered into a master sublease agreement with SEG II for certain of its operating locations for no additional rent. The Company has no significant additional obligation to SEG II other than under the foregoing agreements and the additional settlement payment of $25.0 million, of which $5.0 million is remaining and is included in "Other accrued expenses" within the Consolidated Balance Sheets.

              During fiscal year 2019, total payments related to the additional settlement of $25.0 million were $20.0 million. There were no settlement payments during the 30 weeks ended December 26, 2018. Total payments related to the settlement totaled $15.4 million for the 22 weeks ended May 30, 2018.

20. Investment in Unconsolidated Variable Interest Entity

              In evaluating whether the Company has the power to direct the activities of SEG II that most significantly impact its economic performance, as described in Footnote 19, Related Party Transactions, the Company considered the purpose for which it was created, the importance of each of the activities in which it is engaged and the Company's decision-making role, if any, in those activities that significantly determine the entity's economic performance as compared to other economic interest holders. This evaluation requires consideration of all facts and circumstances relevant to decision-making that affects the entity's future performance and the exercise of professional judgment in deciding which decision-making rights are most important.

              Because the nature of the Company's involvement with the activities of SEG II does not give the Company power over decisions that significantly affect its economic performance, the Company is not required to consolidate this entity.

              The Company's maximum exposure to SEG II at December 25, 2019 is $5.0 million based on the remaining settlement payment which is unpaid as of December 25, 2019.

              The classification of the Company's variable interest in SEG II in the consolidated financial statements is based on the nature of the interest the Company holds.

21. Supply Agreement

              On March 26, 2018, the Company entered into a new supply agreement ("Supply Agreement") with C&S Wholesale Grocers, Inc. ("C&S") which terminated the previous supply agreement with C&S

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

21. Supply Agreement (Continued)

and expires in 2021 with two one-year renewal options. Under the Supply Agreement, C&S provides inventory supply services, including warehouse, transportation and inventory procurement, maintenance and purchasing services for all of the Company's stores. Unless otherwise excluded under the Supply Agreement, the Company is required to exclusively purchase retail merchandise, other than merchandise that is delivered directly from the manufacturers to the stores, from C&S for resale at substantially all of the Company's stores. C&S is required to maintain a sufficient inventory of the supplied goods and provide products to the Company at prices based on manufacturer's prices, market conditions, availability, and the aggregate volume of items that the Company purchases. The Company remains responsible for certain fixed and variable costs relating to the operation of the warehouses and transportation network. Upon termination or expiration, the Company may be required to purchase the C&S assets at net book value and the inventory located at the facilities and assume any C&S lease or service agreement related to the operations of the facilities. In addition, under certain circumstances, the Company may be required to purchase certain real property at appraised value. The new agreement extended credit payment terms throughout the chapter 11 case and returned to the pre-emergence terms in May 2020.

22. Commitments and Contingencies

Purchase Commitments

              The Company enters into supply contracts to purchase products for resale in the ordinary course of business. These contracts may include specific merchandising obligations related to the products, and, if so, typically include either a volume commitment or a fixed expiration date; pricing terms based on the vendor's published list price; termination provisions; and other standard contractual considerations. Certain of these contracts are cancelable, typically upon return of the related vendor allowances. Remaining purchase obligations for both non-cancelable contracts, contracts for which the Company's obligations on cancellation are not specified, and open purchase orders totaled $16.3 million and $20.0 million as of December 25, 2019 and December 26, 2018, respectively, with remaining terms that range from one to three years, based on anticipated purchase volumes when applicable. These contracts are not recorded in the Consolidated Balance Sheets.

Third Party Litigation Agreement

              During the second and fourth quarter of fiscal year 2019, the Company entered into third party litigation agreements and received $23.0 million and $10.0 million, respectively, which the Company recorded in "Other long-term liabilities" within the Consolidated Balance Sheet as of December 25, 2019. The Company is the plaintiff in various related litigation and is required to continue to pursue the active lawsuits that are subject to this agreement. The Company recognizes gain contingencies when claims are settled and amounts are known. As a result, the Company has determined that amounts received will be deferred until claims are settled and are therefore realized.

Lease Assignments

              Pursuant to the contractual provisions of assigned leases and subleases related to divested stores, the Company is not the primary obligor but remains contingently liable for lease obligations related to 32 stores in the event the assignee or subtenant does not fulfill its obligations. The Company

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

22. Commitments and Contingencies (Continued)

believes that most or all of these contingent obligations will not revert to it and to the extent they do, will be resolved for substantially less due to mitigating factors.

              As of December 25, 2019, the maximum potential undiscounted future payments under these 32 store leases totaled $49.0 million, which have been properly excluded from amounts presented in the maturities table in Footnote 13, Leases.

Legal Proceedings

              From time to time, the Company is involved in various legal and administrative proceedings and claims arising in the normal course of business, including labor and employment, premises, product liability and general liability claims. Although occasional adverse decisions (or settlements) may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the Company's consolidated financial statements.

              In February 2020, Winn-Dixie and its affiliates became defendants in a qui tam action pending in Federal Court in Louisiana. The action was filed under seal by an unknown Relator and remains under seal. The action is brought under the False Claims Act and concerns allegations that Winn Dixie and its affiliates overcharged various federal agencies in connection with the sale of certain prescription drugs. Specifically, the Relator has alleged that Winn Dixie did not include lower prices offered to members of Winn Dixie's Prescription Drug Plan in their calculation of the usual and customary charges offered to the general public, and that the various agencies were entitled to the lower charges offered to plan members. Notably, summary Judgment has recently been entered in favor of similarly situated grocers based upon inadequate guidance provided in connection with discount prescription card programs that are virtually identical to the program offered by Winn Dixie. These cases have been dismissed pending potential appeal by the Relators and the United States Department of Justice. The Company is vigorously defending itself against this action. The Company does not consider the possible loss, if any, in connection with this matter to be material to its financial statements.

23. Subsequent Events

              The Company evaluated transactions through August 18, 2020, the date at which the consolidated financial statements were available to be issued, for subsequent events requiring recognition in or disclosure to the consolidated financial statements as of December 25, 2019. The subsequent events identified are described below.

Sale Transactions

              On May 29, 2020, the Company entered into an agreement to sell 62 stores (comprised of 46 BI-LO stores and 16 Harveys stores) to Food Lion, LLC (the "Store Sale") and announced that it is considering strategic options for an additional 63 stores operating under the BI-LO and Harveys banners in North Carolina, South Carolina, and Georgia, including other potential transactions. In addition, in connection with the Store Sale, the Company has entered into an agreement with Ahold Delhaize USA Distribution, LLC ("Ahold Delhaize") to transition the distribution center located in Mauldin, South Carolina to Ahold Delhaize.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollar amounts in thousands, unless otherwise stated)

23. Subsequent Events (Continued)

              Under the terms of the agreements, the Company will sell substantially all of the store-related assets (including the owned and leased real property), exclusive of certain assets including inventory and pharmacy prescription files. The sale transaction is expected to close during the first quarter of fiscal year 2021, subject to regulatory approvals and other customary closing conditions. The planned disposition activities are incomplete and the stores remain open. The Company is still evaluating the overall impact these activities will have on the Company's consolidated financial statements.

              As a result of these planned dispositions, a triggering event occurred, resulting in an impairment charge of $25.0 million to be recorded on two of the Company's trade names during the second quarter of fiscal year 2020.

              In May 2020, the Company also entered into agreements to sell the inventory and pharmacy prescription files for 58 of its in-store pharmacies to CVS and Walgreens, which sales closed in the second quarter of fiscal year 2020. The total price for the sale was $56.3 million for the pharmacy prescription files plus $6.8 million for the acquired inventory. During the second quarter of fiscal year 2020, the Company recognized a pre-tax gain of $20.9 million.

COVID-19

              On March 11, 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, and on March 13, 2020, the United States declared the pandemic to be a national emergency. COVID-19 has resulted in national, state and local authorities mandating or recommending isolation measures for large portions of the population, including mandatory business closures. These measures, while intended to protect human life, are expected to have serious adverse impacts on domestic and foreign economies of uncertain severity and duration. The effectiveness of economic stabilization efforts, including government payments to affected citizens and industries, is uncertain.

              The Company has been classified as an essential business in all jurisdictions in which it operates and has remained open to serve the needs of its customers. The Company's priority is to continue to serve its customers in a way that protects the health and safety of its employees and customers. The results of operations for the first two quarters of fiscal year 2020 have benefited from increased demand from customers stockpiling groceries and consuming more food at home, and the Company in turn has made significant investments in compensation, benefits and personal protective equipment for its front-line store team members. However, the ultimate impact of the COVID-19 pandemic on the results of operations for future periods will ultimately depend on the length and severity of the pandemic and governmental and consumer actions taken in response, which the Company cannot predict. The Company may experience an impact to the timing and availability of key products from suppliers, broader quarantines or other restrictions that limit customer visits to its stores, increased employee impacts from illness, school closures and other community response measures, all of which could have a material adverse effect on its business, financial condition and results of operations.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc.

Schedule I—Condensed Financial Information of Registrant

Condensed Balance Sheets

(Amounts in thousands, except par value and share data)

	Successor
	December 25, 2019	December 26, 2018
Assets
Total current assets	$—	$—
Noncurrent assets:
Investment in subsidiaries	220,181	372,739

Total assets	$220,181	$372,739

Liabilities and stockholders' equity
Total current liabilities	$—	$—
Total noncurrent liabilities	—	—

Total liabilities	—	—

Stockholders' equity:
Common stock, $0.001 par value; 15,000,000 shares authorized; 10,001,908 shares issued and 10,001,145 shares outstanding, December 25, 2019; 10,000,000 shares issued and outstanding, December 26, 2018	10	10
Additional paid-in-capital	463,984	458,739
Accumulated deficit	(240,910)	(86,363)
Accumulated other comprehensive (loss) income	(2,903)	353

Total stockholders' equity	220,181	372,739

Total liabilities and stockholders' equity	$220,181	$372,739

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc.

Schedule I—Condensed Financial Information of Registrant

Condensed Income Statements

(Amounts in thousands)

	Successor		Predecessor
	Fiscal 2019	30 Weeks Ended December 26, 2018	22 Weeks Ended May 30, 2018	Fiscal 2017
Equity of net (loss) income of subsidiaries	$(116,240)	$(86,363)	$761,427	$(138,786)

Net (loss) income	(116,240)	(86,363)	761,427	(138,786)
Equity in other comprehensive (loss) income of subsidiaries	(3,256)	353	—	(1,653)

Comprehensive (loss) income	$(119,496)	$(86,010)	$761,427	$(140,439)

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc.

Schedule I—Condensed Financial Information of Registrant

Condensed Cash Flows

(Amounts in thousands)

	Successor		Predecessor
	Fiscal 2019	30 Weeks Ended December 26, 2018	22 Weeks Ended May 30, 2018	Fiscal 2017
Cash flows from operating activities:
Net (loss) income	$(116,240)	$(86,363)	$761,427	$(138,786)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity in net loss (income) of subsidiaries	116,240	86,363	(761,427)	138,786

Net cash provided by operating activities	—	—	—	—

Cash flows from investing activities	—	—	—	—

Cash flows from financing activities	—	—	—	—

Net increase (decrease) in cash, cash equivalents and restricted cash	—	—	—	—
Cash, cash equivalents, and restricted cash, beginning balance	—	—	—	—

Cash, cash equivalents, and restricted cash, ending balance	$—	$—	$—	$—

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Southeastern Grocers, Inc.

Schedule I—Condensed Financial Information of Registrant

Notes to Condensed Financial Statements

1. Basis of Presentation

              Pursuant to rules and regulations of the SEC, the condensed financial statements of Southeastern Grocers, Inc. (the "Company") do not reflect all of the information and notes normally included with financial statements prepared in accordance with GAAP. Therefore, these financial statements should be read in conjunction with our consolidated financial statements and related notes.

              Southeastern Grocers, Inc. has no material assets or stand-alone operations other than its ownership in BI-LO Holding Finance, LLC and its subsidiaries. The Company has accounted for the income of its subsidiaries under the equity method in the condensed financial statements.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

              Until                        , 2020 (25 days after the date of this prospectus), all dealers that buy, sell or trade in shares of these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

            Shares

Southeastern Grocers, Inc.

Common Stock

PROSPECTUS

BofA Securities

Goldman Sachs & Co. LLC

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

              The following table sets forth all costs and expenses, other than the underwriting discount, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee for the NYSE.

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NYSE Listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be provided by amendment

Item 14.    Indemnification of Officers and Directors.

              The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that such person's conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys' fees) which such officer or director actually and reasonably incurred in connection therewith.

              The Registrant's amended and restated bylaws will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person's services as a director or executive officer.

              Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

              The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

              The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant's directors and officers by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

              As previously disclosed, upon our emergence from bankruptcy on the Effective Date, pursuant to the terms of the Amended Joint Prepackaged Chapter 11 Plan of Reorganization, as confirmed by written order of the United States Bankruptcy Court for the District of Delaware, we issued or reserved for issuance the following securities:

  •
  10,000,000 shares of common stock to the holders of the PIK Toggle Notes, in full satisfaction of their claims;

  •
  one warrant to Lone Star to purchase 526,316 shares of common stock with an exercise price of $52.22 per share, which is exercisable at any time through May 31, 2023;

  •
  reserved for issuance [1,169,591] restricted stock units to members of our management and board of directors under the MIP.

              The issuance of the shares of common stock and warrant described above is exempt from the registration requirements of the Securities Act, pursuant to Section 1145(a)(1) of the United States Bankruptcy Code (the "Bankruptcy Code"). Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of certain securities from registration under Section 5 of the Securities Act and state laws if certain requirements are satisfied.

              In May 2018, we granted 18,702 time-based restricted stock units and 18,702 performance-based restricted stock units to members of our board of directors.

              In May 2019, we granted 373,750 time-based restricted stock units and 547,750 performance-based restricted stock units to members of our management and we issued 1,145 shares of common stock to members of our management and a member of the board of directors in settlement for restricted stock units that vested.

              In November 2019, we issued 791 shares of common stock to a member of our management in settlement for restricted stock units that vested.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

              In May 2020, we granted 10,500 time-based restricted stock units and 162,298 performance-based restricted stock units to members of our management and board of directors.

              The issuances of the restricted stock units and shares of common stock issued upon vesting thereof described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans.

Item 16.    Exhibits and Financial Statement Schedules

(a)         Exhibits:

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement.

3.1	*	Certificate of Incorporation of Southeastern Grocers, Inc., as currently in effect.

3.2	*	Certificate of Amendment to Certificate of Incorporation of Southeastern Grocers, Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.

3.4	*	Bylaws of Southeastern Grocers, Inc., as currently in effect.

3.5	*	Form of Amended and Restated Certificate of Incorporation of Southeastern Grocers, Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

Exhibit No.		Description
3.6	*	Form of Amended and Restated Bylaws of Southeastern Grocers, Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.

4.1	*	Form of Common Stock Certificate.

5.1	*	Opinion of Weil, Gotshal & Manges LLP.

10.1	*	ABL Credit Agreement, dated as of May 31, 2018, among BI-LO Holding, LLC, BI-LO, LLC, the lenders party thereto, Suntrust Bank, as administrative agent, Joint FILO Lead Arrangers and Joint FILO Bookrunners, Joint Tranche A Lead Arrangers and Joint Tranche A Bookrunners and Documentation Agents.

10.2	*	Term Loan Credit Agreement, dated as of May 31, 2018, among BI-LO Holding, LLC, BI-LO, LLC, the lenders party thereto, Suntrust Bank, as administrative agent, and Joint Lead Arrangers and Joint Bookrunners

10.3	*	Amended and Restated Employment Agreement, dated as of July 1, 2017, between BI-LO Holding, LLC and Anthony Hucker.

10.4	*	Employment Agreement, dated as of March 9, 2012, between BI-LO Holding, LLC and Brian Carney.

10.5	*	Amendment to Employment Agreement, dated as of March 26, 2018, between BI-LO Holding, LLC and Brian Carney.

10.6	*	Employment Agreement, dated as of March 18, 2019, between BI-LO Holding, LLC and Elizabeth C. Thompson.

10.7	*	Employment Agreement, dated as of March 18, 2019, between BI-LO Holding, LLC and Eduardo Garcia.

10.8	*	Employment Agreement, dated as of March 18, 2019, and Andrew P. Nadin.

10.9	*	Form of Indemnification Agreement for Southeastern Grocers, Inc., as amended on , 2020.

21.1	*	List of subsidiaries.

23.1	*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2	*	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).

24.1	*	Power of Attorney (included on signature page).

*
To be filed by amendment.

(b)         Financial Statement Schedules

              Schedule I—Condensed Financial Information of Southeastern Grocers, Inc.

              Schedules other than the above have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17.    Undertakings

              The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

              The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

FOIA Confidential Treatment Requested by Southeastern Grocers, Inc. Pursuant to 17 CFR 200.83

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Jacksonville, Florida on                                    , 2020.

Southeastern Grocers, Inc.
By:
Name:
Title:

POWER OF ATTORNEY

              KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of                  and        , or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

              Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on                                    , 2020.

Signature	Title

Anthony Hucker	Chief Executive Officer and Director (Principal Executive Officer)
Brian Carney	Chief Financial Officer (Principal Financial Officer)
Jayson Roy	Chief Accounting Officer (Principal Accounting Officer)